24-10035

02067826

SECURITIES AND EXCHANGE COMMISSION

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Madison Financial Corporation
(Exact name of issuer as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation or organization)
660 University Shopping Center, Richmond, Kentucky 40475

(859) 626-8008
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Cynthia W. Young
Wyatt, Tarrant & Combs, LLP
2800 PNC Plaza
Louisville, Kentucky 40202
(502) 562-7292
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6021
(Primary Standard Industrial Classification Code Number)

61-1335285
I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I -- NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
Dr. Randy Allen	793 Eastern By-Pass Suite 101 Richmond, KY 40475	204 Betsy Lane Richmond, KY 40475
Michael J. Burns	141 N. Eagle Creek Drive Lexington, KY 40509	2039 Ashgrove Pike W. Nicholasville, KY 40356
Michael R. Eaves	P.O. Box 300 Richmond, KY 40476-0300	201 Ava Drive Richmond, KY 40475
Michael D. Eidson	Eastern By-Pass Richmond, KY 40475	117 Lake Point Drive Richmond, KY 40475
Merwyn L. Jackson	P.O. Box 716 2091 Jacks Creek Road Richmond, KY 40476	2091 Jacks Creed Road Richmond, KY 40475
Frank D. Morrow	447 Big Hill Avenue Richmond, KY 40475	1416 Lancaster Road Richmond, KY 40475
Debra G. Neal	660 University Shopping Ctr. Richmond, KY 40475	1181 Union City Road Richmond, KY 40475
Dr. Douglas Owen	920 Barnes Mill Road Richmond, KY 40475	920 Barnes Mill Road Richmond, KY 40475
Donald R. Snyder	124 Jacks Trace Richmond, KY 40475	124 Jacks Trace Richmond, KY 40475
William M. Walters	660 University Shopping Ctr. Richmond, KY 40475	2500 Lancaster Road Richmond, KY 40475
John E. Young, IV	1001 Gibson Bay Drive Suite 102 Richmond, KY 40475	906 Turnberry Drive Richmond, KY 40475

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

William M. Walters, President	[See business and residential addresses above]
Debra G. Neal, Vice President and Treasurer	[See business and residential addresses above]
Merwyn L. Jackson, Secretary	[See business and residential addresses above]

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Michael J. Burns	[See business and residential addresses above]
Michael R. Eaves	[See business and residential addresses above]
Michael D. Eidson	[See business and residential addresses above]
Merwyn L. Jackson	[See business and residential addresses above]
Frank D. Morrow	[See business and residential addresses above]
William M. Walters	[See business and residential addresses above]

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Michael J. Burns	[See business and residential addresses above]

Michael R. Eaves	[See business and residential addresses above]
Michael D. Eidson	[See business and residential addresses above]
Merwyn L. Jackson	[See business and residential addresses above]
Frank D. Morrow	[See business and residential addresses above]
William M. Walters	[See business and residential addresses above]

(f) The tables in (a) and (b) above identifies each of the directors and officers of the issuer.

(g) The table in (a) identifies each person who may be deemed to control the issuer. The following table identifies each other person controlled by the persons identified in (a):

Controlling Person	Name and Address of Controlled Person
Dr. Randy Allen	Commonwealth Urology, PSC 1760 Nicholasville Road Lexington, KY
	1st Madison Properties, LLC Eastern By-Pass Richmond, KY 40475
	Kentucky 1 Lithotripsy, LLC 1301 Capital of Texas Highway Suite C-3000 Austin, TX 78046
	Kentuckania
J. Michael Burns	J.M.B.A. Inc. 141 N. Eagle Creek Drive Lexington, KY 40509
	Burns Realty Brokerage 141 N. Eagle Creek Drive

Lexington, KY 40509

Reo Rader, Inc.
Tates Creek Road
Richmond, KY 40475

GEM Properties, LLC
4189 Heartwood Road
Lexington, KY 40515

Country Lane, Inc.
2039 Ashgrove Pk. W.
Nicholasville, KY 40356

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Michael R. Eaves

Sword, Floyd, Moody, PLLC
P.O. Box 300
Richmond, KY 40475

Fairway Partners, LLC
218 W. Main Street
Richmond, KY 40475

SE&O Properties
Water Street
Richmond, KY 40475

218 W. Main Street, LLC
218 W. Main Street
Richmond, KY 40475

Barnes Mill 920, LLC
218 W. Main Street
Richmond, KY 40475

East Main Properties, LLC
218 W. Main Street
Richmond, KY 40475

Warrior's Trace, Inc.
218 W. Main Street
Richmond, KY 40475

The St. George Co., LLC
218 W. Main Street

Richmond, KY 40475

1st Madison Properties, LLC
218 W. Main Street
Richmond, KY 40475

Michael D. Eidson

Total Comfort Corp.
Eastern By-Pass
Richmond, KY 40475

K & M Properties
117 Lake Point Drive
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Merwyn L. Jackson

Sumer Farms
P.O. Box 716
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Frank D. Morrow

Morrow Commercial Leasing, Rentals & Real Estate Co.
447 Big Hill Avenue
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Debra G. Neal

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Dr. Douglas Owen

Douglas G. Owen, PSC
Barnes Mill Road
Richmond, KY 40475

The St. George Co., LLC
218 W. Main Street
Richmond, KY 40475

Owen Properties

13 Barnes Mill Road
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

Donald R. Snyder

TTL Apartments
124 Jacks Trace
Richmond, KY 40475

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

William M. Walters

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

TW Pizza, LLC
Richmond, KY

John E. Young, IV

1st Madison Properties, LLC
Eastern By-Pass
Richmond, KY 40475

John & Sandy Rentals
906 Turnberry Drive
Richmond, KY 40475

(h) Wyatt, Tarrant & Combs, LLP, 2800 PNC Plaza, 500 W. Jefferson Street, Louisville, Kentucky 40202, serves as counsel to the issuer with respect to the proposed offering.

(i), (j), (k), (l), (m) There will be no underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262 of Regulation A promulgated by the Securities and Exchange Commission

(a), (b) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262 of Regulation A. Specifically:

Neither the issuer, nor any of its predecessors or any affiliated issuer:

(1) has filed a registration statement which is the subject of any pending proceeding or examination under section 8 of the Securities Act of 1933 (the "Securities Act"), or has been

the subject of any refusal order or stop order thereunder within 5 years prior to the filing of this offering statement;

(2) is subject to any pending proceeding under §230.258 of Regulation A or any similar section adopted under section 3(b) of the Securities Act, or to an order entered thereunder within 5 years prior to the filing of this offering statement;

(3) has been convicted within 5 years prior to the filing of this offering statement of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Securities and Exchange Commission (the "Commission");

(4) is subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily restraining or enjoining, or is subject to any order, judgment or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of this offering statement, permanently restraining or enjoining, such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; or

(5) is subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of the offering statement, or is subject to a temporary restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005.

No director, officer of the issuer, nor any 10% owner of any class of the issuer's equity securities:

(1) has been convicted within 10 years prior to the filing of this offering statement of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;

(2) is subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminarily enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within 5 years prior to the filing of this offering statement, permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment adviser;

(3) is subject to an order of the Commission entered pursuant to section 15(b), 15B(a), or 15B(c) of the Securities Exchange Act of 1934 (the "Exchange Act"), or section 203(e) or (f) of the Investment Advisers Act of 1940 [15 U.S.C. 80b-1 et seq.];

(4) is suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities exchange registered under section 6 of the Exchange Act or a national securities association registered under section 15A of the Exchange Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or

(5) is subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 within 5 years prior to the filing of this offering statement, or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities will be offered by underwriters, dealers or salespersons.

(b) The securities will be offered by officers and directors of the issuer on behalf of the issuer directly. Offers may be made in the following jurisdictions:

Kentucky, Ohio, Tennessee, Florida

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a), (b), (c) Neither the issuer nor any of its predecessors or affiliated issuers issued any unregistered securities within the past one year period.

ITEM 6. Other Present or Proposed Offerings

The issuer has reserved for issuance a total of 6,600 shares of Common Stock which may be issued to directors of the issuer under the issuer's Directors' 1999 Stock Option Plan. The plan provides for the grant of stock options to directors of the issuer to purchase shares of Common Stock at an exercise price to be determined by the board of directors at the time an option is granted. Each optionee must execute a stock option agreement that contains the specific terms of the options granted to that optionee. Under the plan, options may have a term of up to ten years after the option first becomes vested, subject to early termination upon the occurrence of certain enumerated events. Options will vest in accordance with a vesting schedules set forth in the stock option agreement, subject to acceleration in the event of a change in control of the issuer or the death or disability of the optionee. Generally, 50% of an optionee's options will vest on the third anniversary of the date of the participant's stock option agreement, an additional 25% of the options will vest on the fourth anniversary of the date of the stock option agreement, and the options will be fully vested on the fifth anniversary of the date of the stock option agreement. The purpose of the plan is to promote the interests of the issuer by affording an incentive to certain persons to serve as a director of the issuer in order to bring their expertise and business judgment to the issuer through the opportunity for stock ownership. Subject to adjustments, a total of 6,600 shares of Common Stock may be issued upon the exercise of options granted under the plan. As of the date hereof, no shares of Common Stock have been purchased, and a total of 6,600 shares of Common Stock may be purchased, upon the exercise of outstanding options granted under the plan.

ITEM 7. Marketing Arrangements

(a), (b) Neither the issuer nor any person named in response to Item 1(a) knows of any arrangement for any of the following purposes:

(1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) to stabilize the market for any of the securities to be offered;

(3) for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

A letter concerning the availability of offering materials was mailed to existing shareholders of the issuer on December 19, 2002. A form of the letter was submitted to the Commission on December 2, 2002.

PART II -- OFFERING CIRCULAR

Offering Circular

Madison Financial Corporation

P.O. Box 1210
Richmond, Kentucky 40476-1210
Telephone 859.626.8008

30,000 shares of Series A Cumulative Nonvoting Preferred Stock

Offering Price: $100 per share

Redeemable at
$102.50 per share prior to January 1, 2008
$100 per share on or after January 1, 2008
(plus accrued dividends)

Dividend rate: $6.50 per annum, cumulative

Liquidation value: $100 per share
(plus accrued dividends)

Shares of Series A Cumulative Nonvoting Preferred Stock are *non-voting* and *not convertible*.

Madison Financial Corporation is offering a total of up to 30,000 shares of its Series A Cumulative Nonvoting Preferred Stock. The offering is *not* conditioned on the sale of a minimum number of shares. This investment involves risks. See "RISK FACTORS" beginning on page 3.

	Price to Public	Proceeds to Madison Financial[1]
Per share	$100	$100
Total maximum	$3,000,000	$3,000,000

[1] Before offering expenses, which are currently estimated at $33,000.

This offering is being made directly by Madison Financial, without the use of underwriters. No underwriting discount or commissions will be payable in connection with the offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE SHARES OF PREFERRED STOCK OFFERED HEREBY ARE NOT DEPOSITS OF MADISON BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

The date of this Offering Circular is ___________, 2002. The approximate date of commencement of proposed sales to the public is ______________, 2002. The expiration date of the offering is currently set at _____________, 2003, subject to early termination. We may, in our discretion, end the offering at any time.

Table of Contents

Please Note

As used in this offering circular, "*Madison Financial*," "*we*," "*our*" and "*us*" refers to Madison Financial Corporation; and "*Series A Preferred Stock*" refers to our Series A Cumulative Nonvoting Preferred Stock.

This offering circular does not constitute an offer to sell or a solicitation of an offer to buy shares of common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

We have not authorized anyone to provide you with any information other than the information included in this document or provided to you directly by us in response to your request for additional information, as contemplated by this document. If someone provides you with other information, please do not rely on it as being authorized by us.

This offering circular has been prepared as of December, 2002. There may be changes in our affairs since that date which are not reflected in this document.

This document contains forward-looking statements about us and our business. These statements can be identified by our use of words like "*expect*", "*may*", "*could*", "*intend*", "*project*", "*estimate*" or "*anticipate*". These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other factors, including those discussed under the heading "*Risk Factors*" on page 3. You are cautioned to consider these factors carefully.

SUMMARY OF OFFERING

The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this offering circular.

Madison Financial Corporation

Madison Financial is the holding company of Madison Bank, a Kentucky banking corporation headquartered in Richmond, Kentucky. Through its subsidiary, Madison Financial conducts a full-service commercial banking business in Madison County, Kentucky, which is its primary market area.

The main office of both Madison Financial and Madison Bank is located at 660 University Shopping Center, Richmond, Kentucky 40475, telephone number 859.626.8008.

The Offering

Shares offered	30,000 shares of Series A Cumulative Nonvoting Preferred Stock. The offering is not conditioned on the sale of a minimum number of shares.
Dividend rate	$6.50 per share per annum (or $3.25 semi-annually).
Dividend payment dates...	Each May 30 and November 30, when and as declared by the board of directors. Unpaid dividends will accumulate until paid in full.
Dividend preference........	No dividends can be paid on our common stock if the payment of dividends on the Series A Preferred Stock is in arrears.
Redeemability	The shares are *not* redeemable at the option of the shareholder. Madison Financial will have the right to redeem shares of Series A Preferred Stock, in whole or in part at any time.
Redemption value	The redemption price of shares redeemed prior to 2008 is $102.50 per share and thereafter is $100 per share (plus any accrued dividends that have not been paid).
Liquidation value	$100 per share of Series A Preferred Stock (plus any accrued dividends that have not been paid).

Liquidation preference	If Madison Financial is dissolved and liquidated, holders of Series A Preferred Stock will be entitled to receive the liquidation value of their shares of Series A Preferred Stock (and only that liquidation value) out of the net assets of Madison Financial before any amount is paid to holders of common stock.
Other features	The Series A Preferred Stock is non-voting and is not convertible into shares of common stock of Madison Financial. Shareholders will not have preemptive rights with respect to any shares issued in the future.
Use of proceeds	Proceeds of the offering will be used for general corporate purposes and may be used to increase the capital of Madison Bank, for use in its banking business.
Risk Factors	Madison Financial and Madison Bank have a limited operating history. See "RISK FACTORS" on page 3 for certain information that should be considered by prospective purchasers of shares in the offering.
Other shares outstanding ..	As of August 31, 2002, Madison Financial has 216,890 shares of common stock outstanding.
Plan of distribution	Madison Financial is offering the shares of Series A Preferred Stock in a community offering to its existing shareholders and other investors in Kentucky, Ohio and Tennessee. We do not plan to offer the Series A Preferred Stock outside of Kentucky, Ohio or Tennessee. See "THE OFFERING AND HOW TO SUBSCRIBE."
Minimum purchases ...	The minimum subscription per investor is 20 shares ($2,000).

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this offering circular before deciding whether to invest in shares of our Series A Preferred Stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, our ability to pay dividends could be impaired, the value of our stock could decline, and you may lose part or all of your investment.

You will have limited rights as a shareholder if you invest in our shares of Series A Preferred Stock.

Unlike our common stock, shares of our Series A Preferred Stock are non-voting. Owning shares of Series A Preferred Stock will *not* give you any right to notice of, or to vote at, shareholders' meetings except in certain limited circumstances provided by law.

You will have a limited right to receive cash dividends on our Series A Preferred Stock, and will only be entitled to receive cash dividends when and if they are declared by our board of directors.

The dividend rate on the Series A Preferred Stock is fixed at $6.50 per annum, or $3.25 semi-annually (and no more). You will not be entitled to receive any dividends until they are declared by our board of directors. As a holder of Series A Preferred Stock, you will have no right to vote for directors.

We have a limited operating and dividend paying history.

We have a limited operating history as an independent banking organization in Madison County. Incorporated in 1996, Madison Bank commenced its banking business on March 11, 1997, when it received its charter from the Kentucky Department of Financial Institutions. Madison Financial was formed as the holding company of Madison Bank in December 1998.

While Madison Bank was able to begin operating profitably beginning in 1998, we have a limited record of paying dividends. Prior to 2002, we retained all of our earnings to support the growth of the Madison Bank.

Our ability to pay dividends depends on the performance of Madison Bank.

We are dependent on Madison Bank for funds for dividends. The primary source of our payment of dividends will be dividends we receive from Madison Bank. Madison Bank's dividend paying ability will depend on, among other things, its profitability, its asset growth, and whether it has adequate capital under applicable regulatory guidelines. There can be no assurance that we will continue to be operated profitably or that future earnings, if any, will be sufficient to pay timely all dividends payable on the Series A Preferred Stock.

Our business is subject to extensive regulation and supervision.

Madison Financial, as a bank holding company, and Madison Bank, as a state banking corporation, are subject to extensive regulation and control by federal and state governmental agencies. These regulations are intended primarily for the benefit and protection of our depositors and not our shareholders. Under these regulations, we are required to maintain certain levels of capital, which could restrict our ability to pay dividends in the future or even require us to raise additional capital, which could cause dilution to our shareholders.

Our business is impacted by economic conditions and monetary policies.

Madison Bank's operations will be significantly affected by governmental monetary policies and economic conditions. Changes in governmental monetary policies may affect Madison Bank's ability to attract deposits and make loans, and economic conditions may affect the demand for our loan and deposit products and our interest rate spread, as well as the quality of our loan portfolio.

The risk of non-payment of loans is inherent in banking. Most of our loans are to individuals and businesses in Madison and surrounding counties. A decline in the economy in our service area could have a material adverse impact on Madison Bank.

Our accomplishments are largely dependent upon the skill and experience of our senior management team.

Our continued success depends significantly upon the services of William M. Walters, our President and Chief Executive Officer, and Debra G. Neal, our Executive Vice President and Chief Operating Officer. Neither Mr. Walters nor Ms. Neal has entered into an employment agreement, and there can be no assurances of their continued services. In addition, we do not maintain key man life insurance on Mr. Walters or Ms. Neal. The loss of the services of either Mr. Walters or Ms. Neal could have a material adverse effect on our operations.

We compete with many larger financial institutions that have far greater financial resources than we have.

Commercial banking is a highly competitive business. Madison County, our primary market area, is a part of the Lexington, Kentucky, Metropolitan Statistical Area (MSA). In this market area, Madison Bank competes with other state and national banks, savings associations, securities brokerage firms, consumer finance companies, mortgage companies, credit unions, and other financial institutions which are well established and have far greater facilities and financial resources than those available to Madison Bank. Based on data as of June 30, 2001, 37 commercial banks and savings associations had offices in the Lexington MSA, and 12 commercial banks and savings associations operate in Madison County, where our banking offices are located. See "BUSINESS OF MADISON BANK - Competition".

Our growth is limited by the amount of capital needed for Madison Bank.

Madison Bank's asset growth and the size of the loans that it may make are limited by the amount of its capital base. Applicable regulatory requirements fix the maximum amount of loans the Bank may extend to a borrower based on the Bank's capital base, and measure the adequacy of the Bank's capital based on, among things, its asset size. At September 30, 2002, Madison Bank had a leverage capital ratio of 7.33%.

We lease all of our banking offices, and have pledged shares of Madison Bank to secure a line of credit we have with an unaffiliated bank. If we were to default on these outstanding commitments, we could lose our leased offices, and the lender could foreclose on the shares of Madison Bank we have pledged.

We lease our main office facility and the branch space occupied by Madison Bank and its subsidiary, Madison Insurance Agency, Inc., as well as certain furniture and fixtures. One of the branches is leased from a limited liability company owned by our directors. If we default in our obligations under these lease agreements, the leases could be terminated, and we would lose the right to use our banking offices. This could have an immediate material adverse impact on our business.

We also have a $1 million line of credit with an unaffiliated bank on which we have pledged shares of Madison Bank. If we defaulted on this loan, and the lender foreclosed on the shares, we would no longer be the sole shareholder of Madison Bank.

We have arbitrarily set the offering price of the Series A Preferred Stock.

The per share offering price of $100 is not based upon any market value. No independent investment banking firm has been retained to assist in the determination of the offering price.

There is no established trading market for our shares.

Presently there is no established market for our shares of common or preferred stock and it is not likely that an established market will develop in the future. Potential investors should not rely on the possible existence of a secondary market for any benefits, including achieving trading profits or limiting trading or other losses. Accordingly, investors who may need or wish to dispose of all or part of their investment in our shares may not be able to do so except by private, direct negotiations with third parties, and there is no assurance that private transactions will be feasible.

We have provisions in our Articles of Incorporation that may make it more difficult for someone to acquire control of Madison Financial.

THE OFFERING AND HOW TO SUBSCRIBE

We are offering a total of 30,000 shares of Series A Preferred Stock for sale at a price of $100 per share. The expiration date of the offering is _____________, 2003, subject to early termination by Madison Financial. We may, in our discretion and without notice, end the offering at any time prior to the scheduled expiration date. The offering is not conditioned on the sale of a minimum number of shares.

The offering is being conducted on behalf of Madison Financial by our officers and directors who alone are authorized to solicit subscriptions from prospective shareholders. A person may subscribe for shares of Series A Preferred Stock by delivering to Madison Financial Corporation, care of William Walters and/or Debra Neal, no later than 3:00 p.m., Richmond, Kentucky time, on or before the expiration date:

(1) a duly completed and executed Subscription Agreement (in the form attached as Exhibit A); and

(2) payment of the purchase price of the shares subscribed for (payment should be made by check or money order, payable to Madison Financial Corporation – Stock Offering).

We plan to offer the Series A Preferred Stock to our existing shareholders in Kentucky, Tennessee, Ohio and Florida and to other investors selected by our board of directors in Kentucky, Tennessee and Ohio in a community offering. We do not plan to offer shares outside of Kentucky, Tennessee, Ohio and Florida. Subscriptions are subject to the availability of shares and acceptance by Madison Financial, on a first-come, first-served basis. Our directors and executive officers have indicated they intend to purchase an aggregate of 1,980 shares of Series A Preferred Stock in the offering.

We have fixed 20 shares ($2,000) as the minimum amount any person can subscribe for in the offering. We may, in our discretion, change or waive this minimum subscription limitation. We may, in our discretion, accept subscriptions in whole or in part and may, in our discretion, reject subscriptions. Within 10 business days after the receipt of a duly executed Subscription Agreement and the purchase price for the shares subscribed for, we will decide whether to accept the subscription and will mail notice of acceptance, partial acceptance or rejection of the subscription.

Funds we receive for the purchase of shares will be held in a segregated account at Madison Bank, until we accept or reject the subscriber's subscription and either the shares subscribed for are issued or the subscription price is returned.

Subject to the availability of shares and our right to terminate early the offering, subscriptions may be submitted until 3:00 p.m., Madison, Kentucky time, on ___________, 2003.

No interest will be paid to subscribers on subscription funds held in escrow. However, if funds are returned to a subscriber for any reason, all of the cash paid by the subscriber for shares (or, where funds are returned because a subscription is accepted only in part, the cash paid by the subscriber in excess of the purchase price of the shares allotted) will be returned without interest.

USE OF PROCEEDS

If all 30,000 shares are sold in the offering, the net proceeds of the offering will be approximately $2,967,000 after offering expenses, estimated at approximately $33,000. The principal purpose for which the net proceeds are intended to be used is for general corporate purposes, including, depending on market conditions, increasing the capital of Madison Bank for use in its banking business. However, we have not dedicated any amounts for any particular purpose.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2002. The table also shows our capitalization as adjusted for the completion of the offering at the price of $100 per share and assumes we sell all 30,000 shares of Series A Preferred Stock:

Shareholders' Equity	**Actual as of September 30, 200**	**Adjustments**	**As Adjusted**
Common stock (par value $10 per share)			
Authorized 1,000,000 shares; issued 216,890 shares	$2,168,900		$2,168,900
Series A Preferred Stock			
Authorized and issued (as adjusted) 30,000 shares, respectively[(1)]		$2,967,000[(2)]	2,967,000
Surplus	3,243,764		3,273,764
Retained earnings	989,126		989,126
Accumulated other comprehensive income	205,528		205,528
Total shareholders' equity	$6,607,318		$9,604,318

(1) The Articles of Amendment to the Articles of Incorporation authorizing preferred stock and creating the Series A Preferred Stock were effective November 14, 2002.

(2) After deducting estimated offering expenses.

BUSINESS OF MADISON FINANCIAL

Madison Financial is a bank holding company. We are the sole owner of Madison Bank. This is our only business.

BUSINESS OF MADISON BANK

Madison Bank conducts a full service commercial banking business. It offers a full range of banking products and services, including specialized products and services designed to meet the particular needs of individual segments of the community, such as small to moderate-size businesses and developers, farmers, consumers, students and community and economic development projects. Madison Bank does not offer trust services.

The Bank's deposit products include checking, money market and Now accounts; certificates of deposit, with terms ranging from 30 days to five years; Savings and Christmas Club accounts; fixed and variable rate individual retirement accounts (IRA's); sweep accounts; and safe deposit boxes.

The Bank's credit services include fixed and variable rate mortgage loans, commercial loans, including loans for business investment, development and expansion, and agricultural loans, Small Business Administration loans, consumer loans on automobiles and mobile homes and for home improvement and other purposes and credit cards. Loan products are designed to meet the diverse needs of the Madison County banking market, and credit is extended in accordance with underwriting guidelines developed by management experienced in analyzing the needs and credit-worthiness of businesses and residents in the market area.

Net interest income, the interest income Madison Bank earns on its earning assets (loans and investments) less the interest expense it accrues on its interest bearing liabilities (such as deposits), is the primary source of Madison Bank's income. Our ability to achieve positive net interest income depends, among other things, on Madison Bank's ability to invest in performing loans, which generally offer a higher yield than investment securities, and to capture deposits without having to offer a significant premium over the market rate of interest. Sources of non-interest income for Madison Bank include service charges, insurance commissions and safe deposit fees.

We sell credit life insurance through a licensed agent at Madison Bank, and we sell property and casualty insurance through Madison Insurance Agency, Inc, an insurance agency Madison Bank owns. Madison Insurance Agency, Inc. was organized in 2000 to meet the insurance needs in Madison Bank's market area. At the same time, Financial Insurance Agency, Inc. was also organized as a subsidiary of Madison Bank to assist other banks in the start up of insurance agencies. Financial Insurance Agency, Inc. has not yet commenced the active conduct of business.

Operations

We have 38 full time executive officers and employees, as of September 30, 2002. The executive officers of Madison Bank consist of the President and Chief Executive Officer, who supervises Madison Bank's senior management and reports directly to the board of directors, an Executive Vice President, who is responsible for operations and regulatory compliance, and two Senior Vice Presidents who are responsible for commercial and consumer lending respectively.

Madison Bank utilizes the services of an unaffiliated third party vendor to meet most of its data processing requirements. These services, which include deposit and loan data processing, daily financial report preparation and the generation of periodic account statements, are provided pursuant to a 7 year data processing agreement that prescribes the fees to be paid by us and limits our ability to recover for damages we could sustain if errors occur in the processing of data.

Madison Bank maintains a correspondent banking relationship with The Bankers' Bank of Kentucky, Inc. The correspondent banking relationship enables Madison Bank to purchase services which it does not provide itself due to economic or practical considerations. Madison Bank maintains balances with and purchases correspondent services offered by The Bankers' Bank of Kentucky, Inc., including check collection, purchase and sale of federal funds, wire transfer services and overline and liquidity loan participations.

Madison Bank also utilizes the services of a bank service corporation, of which it is a shareholder, in connection with its regulatory compliance programs, loan review services, and internal audit services.

Loan Portfolio

Madison Bank engages in a full complement of lending activities, including commercial, agricultural and real estate construction loans and residential mortgages for home purchasing, improvement and refinancing, Small Business Administration loans, Farmers Home Administration loans, consumer loans on automobiles, mobile homes and appliances, church loans and loans for other purposes. Madison Bank offers both adjustable and fixed rate loans.

The following table shows the mix of Madison Bank's loan portfolio at December 31, 2002 and September 30, 2002:

	December 31, 2001	September 30, 2002
Commercial	22,081,314	27,443,381
Real estate	41,721,517	38,862,260
Installment	5,428,211	4,985,148
Home equity	4,535,921	5,358,365
Other	78,363	487,064
	73,845,326	77,136,218
Allowance for loan losses	(929,961)	(1,087,039)
Total	72,915,365	76,049,179

In its commercial lending, Madison Bank targets business customers in its lending area, both large and small. Commercial lending entails greater risks than traditional single-family residential lending. Commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers, resulting in a more concentrated loan portfolio, and the analysis of commercial loans often requires an expertise in evaluating the commercial enterprise or valuing its collateral that is different in significant respects from that which is required for residential mortgage lending. Like commercial loans, consumer loans are also subject to adverse conditions in the economy, such as levels of unemployment. Loans secured by real estate, such as commercial mortgage loans and residential mortgage lending, can also be affected by trends in the local real estate market, including declines in the market price of local real estate. Agricultural loans represent a specialized field of lending, and are subject to the added risk of adverse weather conditions.

Madison Bank's loan origination and underwriting policies include an evaluation of the creditworthiness of the borrower based on financial information and credit history, as well as an evaluation of the adequacy of any collateral that will secure the loan.

Madison Bank maintains an allowance for loan losses (loan loss reserve). The adequacy of the provision and allowance for loan losses to absorb estimated probable credit losses in the loan portfolio is reviewed periodically by management based on many factors, including the risk characteristics of the loan portfolio, current economic conditions, collateral values and trends in loan delinquency and charge-offs and such other factors which, in management's judgment, deserve current recognition. At September 30, 2002, Madison Bank had nonperforming loans totaling $407,802, consisting of $239,529 non-accrual loans, and $168,273 loans that were past due over 90 days but still were on accrual.

Investment Portfolio

At September 30, 2002, Madison Bank's investment portfolio represented approximately 11% of our total assets. The following table shows the amortized cost of the investment securities available for sale as of December 31, 2001 and September 30, 2002:

	December 31, 2001	September 30, 2002
U.S. Treasury securities	$ 249,001	$ -
Obligations of U.S. government agencies	7,743,326	9,245,293
SBA Loan Pools	1,487,804	1,220,311
Total	$9,480,131	$10,465,604

See Note 2 to the Financial Statements included at the end of this offering circular.

Deposits and Asset-Liability Management

Madison Bank markets an array of interest bearing and non-interest bearing deposit products to our shareholders and residents, businesses and employees in its market area. To attract deposits to provide liquidity and fund the Bank's loan growth since its organization, the Bank has accepted certificates of deposit of $100,000 or more and has, on occasion, purchased brokered deposits.

At September 30, 2002, the amount of Madison Bank's time deposits in amounts of $100,000 or more was $13,549,219. See Note 6 to the Financial Statements included at the end of this offering circular.

Madison Bank's ability to respond to changing market interest rates within a designated time horizon, and the likely impact of changing market interest rates on Madison Bank's net interest income, may be measured in absolute dollars by examining the gap position, or difference between its interest-sensitive assets and interest-sensitive liabilities. A positive gap, which arises when interest-sensitive assets exceed interest-sensitive liabilities in designated time horizons, will result in a greater proportion of assets than liabilities repricing with changes in market interest rates. A positive gap is normally advantageous when market rates are rising, since more assets will be repricing at the higher interest rates than liabilities. A negative gap is the converse, where interest-sensitive liabilities exceed interest-sensitive assets, and is normally advantageous when market interest rates are declining, since more liabilities will be repricing at the lower interest rates than assets. Madison Bank's present policy is to target a gap position of ± 10% within the one year timeframe when pricing and structuring its deposit and loan products.

Market Area

Madison Bank's primary trade area is Madison County. Located in central Kentucky on Interstate 75, Madison County is part of the Lexington MSA, Kentucky's second largest urban area. Richmond serves as the county seat of Madison County. It is located 25 miles southeast of

Lexington, Kentucky; 101 miles south of Cincinnati, Ohio, and 159 miles north of Knoxville, Tennessee. It is also home to Eastern Kentucky University (Fall 1999 enrollment of 14,950).

In 2000, Madison County's population was 70,872, 23.2% more than it was in 1990. During this same 10 year period, Richmond's population grew 28.2%, to 27,152 in 2000.

The following table provides a breakdown of Madison County's employment by place of work (1999):

Contract Construction	787	(2.87%)
Manufacturing	6,069	(22.09%)
Trans./Communication/Public Utilities	488	(1.78%)
Wholesale/Retail Trade	7,033	(25.60%)
Finance/Insurance/Real Estate	617	(2.25%)
Services	6,202	(22.58%)
State/Local Government	5,003	(18.21%)
Federal Government	605	(2.20%)
Agriculture	664	(2.42%)
Total	27,468	(100.00%)

The following list shows some of the large manufacturers in Richmond, based on number of employees as of January 2001:

Manufacturer	No. of Employees
AFG Industries, Inc	230
Ajax Magnathermic Corp	162
EnerSys Inc.	594
Intertape Polymer Group	150
Kokoku Rubber, Inc.	200
Mikron Industries, Inc.	160
Plexus Electronic Assembly, Inc.	377
Process Manufacturing, Inc.	110
Rand McNally & Company	100
Richmond Auto Parts Technology, Inc.	116
SCI Enclosures	290
Sherwin-Williams Automotive Finishes Corp. (Mfg.)	243
The Okonite Company	280

For July 2002, Madison County had an unemployment rate of 4.5%

Competition

Madison Bank encounters intense competition for depositors and loan customers. Its competitors include the financial institutions located in the market area, credit unions, consumer finance companies, securities brokerage firms and money market funds. Many of these competitors have greater financial and human resources than those available to us, which enable them to maintain more offices, conduct extensive marketing and advertising campaigns and offer services beyond those available at the Bank.

There are currently 12 banks with offices in Madison County. The following table highlights information about the Madison County offices of each of these institutions, based on publicly available financial data as of June 30, 2001 (dollars in thousands):

Name	No. of Offices	Total Deposits	Market Share
Peoples Bank and Trust Company of Madison County	7	145,683	22.03
Community Trust Bank, N.A.	5	104,058	15.73
Bank One, Kentucky, N.A.	2	92,369	13.97
Berea National Bank	3	70,490	10.66
Madison Bank	3	68,523	10.26
Firstar Bank, N.A.	3	58,659	8.87
National City Bank of Kentucky	3	40,443	6.12
First Southern National Bank	1	24,863	3.76
Cumberland Valley National Bank & Trust Company	3	23,743	3.59
Citizens Guaranty Bank	2	11,900	1.80
PBK BANK, INC.	1	10,658	1.61
Fifth Third Bank, Kentucky, Inc.	1	10,625	1.61
Total	34	661,344	

The Federal Reserve Bank of Cleveland defines the Richmond banking market by reference to the Lexington MSA, Kentucky's second largest urban area. As of June 30, 2001, 37 banks and federal savings associations had, in the aggregate, 188 banking offices in the Lexington metropolitan area.

Marketing

Madison Bank seeks to attract market share from the financial institutions currently doing business in Madison County by following a community banking philosophy that emphasizes personalized customer service, local management with local decision-making authority, and customary banking services and products at competitive prices. Consistent with this philosophy, its board of directors consists of Richmond residents and businessmen and women who have strong ties in the business and civic communities, and its management team consists of seasoned bank officers who have lending and marketing experience in Madison County. The breadth of experience and community involvement of our directors and officers provide marketing opportunities to promote Madison Bank and its products and services.

Madison Bank conducts business from three offices, located in Richmond, Kentucky. Full service banking is available Monday through Saturday. Our lobby hours are Monday through Friday, 8:30 a.m. to 4:00 p.m., and, at our main office, on Saturday, 8:30 a.m. to noon; and our drive-through facilities at each of our banking offices are open Monday through Friday, 7:30 a.m. to 6:00 p.m. and on Saturday, 8:00 a.m. to 1:00 p.m. Madison Bank customers also have the opportunity to obtain immediate access to their checking accounts, 24 hours a day, through the use of automated teller machines, and we also offer our customers the convenience of conducting some of their banking by telephone or on the Internet, through our web site at www.madisonbankky.com.

DESCRIPTION OF PROPERTY

Madison Bank has three full-service banking offices in Richmond, Kentucky 40475

- Our main office is located at 660 University Shopping Center, in a 2,600 square foot building which we lease.
- We have a branch office located at 1001 Gibson Bay Drive, Suite 101, which we lease. We opened this branch office November 3, 1998. Madison Insurance Agency, Inc. also conducts business at this location.
- We have a branch office at 724 West Main Street , which we lease. We opened this branch office April 17, 2000.

Our main office is located in a 2,600 square foot facility which was constructed at the time Madison Bank was organized. Madison Bank paid for the cost of constructing this facility, which is now part of the leased premises. Currently, the lease for this facility has a term extending until 2007, subject to extension by Madison Bank for up to four additional five year terms. Rent, payable in equal monthly installments, is currently $33,000 per year, and, if the term of the lease is extended further, will be $36,300 per year during the next five years, and $39,930 during the last five year renewal period. During the term of the lease, Madison Bank is responsible for maintaining the leased premises and contributes to the maintenance of common areas.

We lease our Gibson Bay Drive office facility from 1st Madison Properties, LLC, a limited liability company owned by our directors. Under three separate leases, Madison Bank leases approximately 8,370 square feet, together with a drive-through facility for customers. These leases have initial terms extending until 2008-2010, each subject to extension by Madison Bank for up to four additional five year terms. Madison Insurance Agency, Inc. also leases its offices at this location (approximately 2,750 square feet), under a lease agreement with 1st Madison Properties, LLC, that has a term extending until 2010, subject to extension for up to four additional five year terms.

Madison Bank's West Main Street branch is located in a newly constructed facility of approximately 400 square foot. Madison Bank paid for the cost of constructing this facility, which is now part of the leased premises. Its lease for this facility has a term extending until 2004, subject to extension for up to four additional five year terms.

See Note 7 to the Financial Statements at the end of this offering circular for additional information about these leases.

MANAGEMENT

The following table provides information, as of September 30, 2002, about each of our directors and officers. When we use to term "officers" in describing management, and management's compensation and share ownership, we are referring to the officers of Madison Financial and the executive officers and significant employees of Madison Bank. Each of our directors has served as a director and/or executive officer of Madison Bank since it was organized in 1996 and of Madison Financial since it was organized in 1998.

Name	Age	Position with Madison Financial and Madison Bank
Dr. Randy Allen	54	Director of Madison Financial and Madison Bank
J. Michael Burns	53	Director of Madison Financial and Madison Bank
Dr. Douglas G. Owen	54	Director of Madison Financial and Madison Bank
Michael R. Eaves	49	Chairman of the Board and Director of Madison Financial and Madison Bank
Michael D. Eidson	56	Director of Madison Financial and Madison Bank
Merwyn L. Jackson	66	Director of Madison Financial and Madison Bank, Secretary of Madison Financial and Madison Bank
Frank D. Morrow	64	Director of Madison Financial and Madison Bank
Debra G. Neal	42	Executive Vice President, Chief Operating Officer and Director of Madison Financial and Madison Bank
Donald R. Snyder	69	Director of Madison Financial and Madison Bank
William M. Walters	48	President, Chief Executive Officer and Director of Madison Financial and Madison Bank
John E. Young, IV	57	Director of Madison Financial and Madison Bank

Other Executive Officers and Significant Employees

Cameron C. Abney	39	Joined Madison Bank in 1998, currently serves as Senior Vice President of Madison Bank
Glenna F. Stewart	48	Joined Madison Bank in 1997, currently serves as Vice President of Madison Bank
I. Thomas Hawkins, Jr.	49	Joined Madison Bank in 1997, currently serves as Senior Vice President of Madison Bank

Our articles of incorporation provide for a staggered board of directors. We expect all of our directors will stand for election at our next annual meeting of shareholders in three classes, with staggered terms of office so that only one class is elected each year. Officers serve at the pleasure of the board of directors.

Dr. Randy Allen: A longtime Richmond resident, Dr. Allen has practiced medicine in Richmond as a urologist and surgeon since 1979. From 1988 until January 1996, Dr. Allen also served as President of Instant Care Center, PSC, an ambulatory care unit. Since 1987, Dr. Allen has also served as President of Cross Creek Estates Development Corp., which is engaged in farm and subdivision development. Dr. Allen is Commander, 4208th U.S. Army Hospital - U.S. Army Reserve Medical Corp. and a member of the American Urological Association South Eastern Section, AUA, and Kentucky Urological Association. Dr. Allen previously served as Chief of Staff at Pattie A Clay and currently serves on the Hospital Foundation.

J. Michael Burns: Since 1988, Mr. Burns has been the owner and President of J.M. Burns & Associates, Inc. d/b/a JMBA, Inc., a general contracting firm based in Lexington, Kentucky. Mr. Burns is also an investor and Vice President of Reo Rader, Inc., Richmond, Kentucky, which is engaged in excavation and grading, a partner in Willow Ridge Development, Richmond, Kentucky, which is engaged in residential subdivision development, a partner in GEM Properties, Lexington, Kentucky, which is engaged in holding and leasing of real estate, and an investor and President of Country Lane, Inc., a land development firm located in Nicholasville, Kentucky.

Michael R. Eaves: A graduate of Eastern Kentucky University and the University of Kentucky College of Law, Mr. Eaves is a partner of Sword, Floyd & Moody, PLLC, where he has practiced law in Richmond since 1979. During the course of his legal practice, Mr. Eaves has represented several banks in various capacities, including the Richmond Bank & Trust Company, which was one of his first clients in 1979. Mr. Eaves is also a partner of Willow Ridge Development, Fairway Partners, LLC, East Main properties, LLC, The St. George Company, LLC, Warrior's Trace, Inc., SE & O Properties, Northgate Plaza, 218 W. Main, LLC and Barnes Mill 920, real estate development/rental firms in Richmond, Kentucky.

Michael D. Eidson: Since 1987, Mr. Eidson has been the owner and President of Total Comfort Corp., an HVAC contractor in Richmond, Kentucky. He also is an owner of K&M Properties, Richmond, Kentucky, which owns apartments and commercial property. Mr. Eidson is an Elder of White Oak Pond Church, a member of Rotary, past President of the Richmond Little League, and a member of the American Society of Heating, Air Conditioning and Refrigeration Engineers.

Merwyn L. Jackson: A former teacher and principal, Mr. Jackson served as Supervisor of Instruction and Treasurer of the Madison County Board of Education from 1974 to 1988; from 1988 to present he has been a beef cattle and tobacco farmer at Sumer Farms, which he still owns and manages. From 1988 to 1995, Mr. Jackson served as the Director of the Madison County Emergency Management Agency during its formative years, resulting in a countywide alert system, an operation center with state-of-the-art radios and 911 emergency operation. At the time of his retirement from the US Army Reserve in 1989, Mr. Jackson held the rank of Brigadier General. Mr. Jackson is a trustee of Lee's College, a member of Masonic Lodge F&AM #25, a life-member of the Reserve Officers Association, and a member of Phi Delta Kappa. Mr. Jackson is a longtime member of the First Christian Church in Richmond. From 1987 until 1996, Mr. Jackson served as a director of Richmond Bank & Trust Company and was a member of that bank's senior loan committee.

Frank D. Morrow: An alumnus of Eastern Kentucky University and former teacher and coach, Mr. Morrow is the owner and developer of Morrow Square Mini-Mall, Shadetree Apartment Complex, and Morrow rentals on Morrow Drive and Big Hill Avenue. He has been active in real estate and development in Madison County since 1969. Mr. Morrow served on and chaired both the city and county school boards. While serving on the Richmond City School Board, the board won the National School Board Award, being the first to do so in Kentucky. In 1976, Mr. Morrow was selected to serve on the Governor's Advisory Board for the purpose of establishing the first Real Estate degree program in higher education in Kentucky. This program was first enacted at Eastern Kentucky University. From 1991-1995, Mr. Morrow served as a member of the State Advisory Committee for Educational Improvement, and as a member of the Commonwealth School Improvement Fund Advisory Committee. Mr. Morrow is a member of the Richmond Chamber of Commerce, Masonic Lodge, Scottish Rites and Shriners.

Debra G. Neal: With 21 years of experience in the banking industry, Ms. Neal serves as an Executive Vice President of Madison Financial and Madison Bank.

A graduate of Eastern Kentucky University, Ms. Neal began her career in banking with the Federal Deposit Insurance Corporation as a bank examiner and achieved several promotions to Senior Bank Examiner with the FDIC. She was employed by Richmond Bank & Trust Company in March 1992 as Vice President in charge of loan review, audit, and compliance where she worked with Mr. Walters. She was later promoted to Senior Vice President with additional duties of operations and personnel, the position she held until January 1996. From January until May, 1996 she served as Senior Vice President of Bank of Mr. Vernon, Mt. Vernon, Kentucky, where she established and managed a loan production office in Richmond and served as senior lender. Ms. Neal serves on the boards of Bankers Service Corporation and Hospice Care Plus.

Dr. Douglas G. Owen: A licensed dentist and doctor, Dr. Owen has been engaged in healthcare in Kentucky as a practitioner or an instructor since 1978. Since 1987, he has co-owned and served as Vice President and Secretary of Central Kentucky Eye Associates, Richmond, Kentucky, where he has practiced as Doctor of Ophthalmology. Dr. Owen is also President and owner of Owen Properties and a partner in The St. George Co., LLC, Richmond, Kentucky, which is engaged in the residential/commercial leasing business. Dr. Owen has been active in civic affairs in Richmond, having served as Director of the Chamber of Commerce, Chair of the Leadership Madison County, and Chairman of the Downtown Revitalization Committee for four years. Dr. Owen has received the Chamber of Commerce Award for Stonewall Estates, the Beautification Award by the Chamber of Commerce for Stonewall Estates and the Wallace G. Maffett Award by the Chamber of Commerce for improving the quality of life in Richmond.

Donald R. Snyder: A graduate of Eastern Kentucky University, Mr. Snyder was a bank examiner in Richmond, Kentucky, with the Office of the Comptroller of the Currency from 1962 until 1965. Mr. Snyder was employed by Begley Company, Richmond, Kentucky, for 22 years. He started with Begley Company in 1965 and through various promotions attained the position of Executive Vice President and Chief Financial Officer and also served as a director. From 1990 to 1999, he served as the Business Development Director of Eastern Kentucky University in Richmond. He served four years in the U.S. Navy. Since 1999, Mr. Snyder has pursued his business interests. Mr. Snyder is a member and past President of the Richmond Rotary Club, a member of the Richmond Chamber of Commerce, Chairman of Planning & Zoning in Burnside, a member of the Annexation Committee in Burnside, All Masonic Bodies including Past Chairman of the Board of Governor's Shriner's Hospital for Children as District Deputy Grand Master of District #24, and past President of Madison Shrine Club. Mr. Snyder is past Chairman of the Board of Teleford YMCA Richmond, and also served on the Kentucky Chamber of Commerce for 10 years as both Treasurer and as Vice Chairman. Mr. Snyder served as a director of Richmond Bank & Trust Company from 1987 to 1996 and was a member and Chairman of the Audit Committee.

William M. Walters: With over 28 years of banking experience, Mr. Walters serves as our President and CEO.

He began his banking career in 1974 at Central Bank, Lexington, and Richmond Bank, where he worked as teller, credit analyst and bookkeeper, while he attended the Eastern Kentucky University. After receiving his accounting degree in 1976, he joined Bank of

Danville, Danville, Kentucky, where, through a series of promotions, he held the positions of Assistant Vice President, Vice President and Executive Vice President and a director of that bank, and served as Senior Lender and CRA Officer. In 1985, Mr. Walters, a native of Richmond, returned to join Richmond Bank and Trust Co., an affiliate of Bank of Danville. From 1985 until 1988, he served as President and Senior Lender and, until December 1995, Chairman and CEO of that bank, in charge of administration. Following the acquisition of Richmond Bank & Trust Co. by National City Corp. in June 1995, Mr. Walters served, from January 1996 until May 1996, as Area President of Madison and Clark Counties, Kentucky, for National City Bank, where his responsibilities included administrative operations. In May 1996, Mr. Walters resigned from his position with National City Bank and shortly thereafter began the organization of Madison Bank. Mr. Walters has been active in community affairs throughout his banking career. He is a member of Richmond's Rotary Club and Arlington Association. Mr. Walters serves as Chairman of the Pattie A. Clay Foundation, Director of Banker's Title of Central Kentucky, LLC, and Treasurer and Director of the Kentucky Advocates for Higher Education, as well as Director of the Kentucky Baptist Foundation. He is also a Director and investor of TW Pizza, LLC.

John E. Young, IV: A resident of Madison County for 24 years, Mr. Young owned and operated a Kentucky Farm Bureau Insurance Agency in Richmond, Kentucky from 1977 through 2000 of which he retired. He has managed Madison Insurance Agency since mid-2001. Mr. Young is an investor in John & Sandy's Rentals, real estate leasing. He is a member and past President of the Richmond Chamber of Commerce, Vice President of Fund Raising for the Richmond Area Arts Council, member of the Eastern Kentucky University Alumni Association, and a member of Madison County Democratic Board.

Cameron C. Abney: With 19 years of banking experience, Mr. Abney serves as Senior Vice President of Madison Bank in commercial lending. He began his banking career in 1983 at the Bank of Mt. Vernon, where he worked as a bookkeeper, while attending Eastern Kentucky University. In 1986, Mr. Abney joined Richmond Bank & Trust as a Consumer Lender and was later promoted to Assistant Vice President. During 1990, Mr. Abney left Richmond Bank & Trust to join PNC Bank as an Assistant Vice President and Branch Manager. In 1992, he rejoined Richmond Bank & Trust as an Assistant Vice President and Mortgage Lender. Following the acquisition by National City Corp, in 1995, Mr. Abney resigned his position to serve as Vice President of Commercial Lending at Citizens Bank, Brodhead and later held the same position with Bank of Mt. Vernon. In 1998, Mr. Abney joined Madison Bank as Vice President of Commercial Lending and was later promoted to Senior Vice President. Mr. Abney attended the Kentucky Banker's Association CEO School in Louisville and is a 1991 graduate of the Kentucky School of Banking and a 1997 graduate of the Graduate School of Banking. Mr. Abney served as a Board Member of the Richmond Chamber of Commerce and has been active in the Madison County Heart Association and was a former Co-Chairman for the Adopt A School Program.

Glenna F. Stewart: With 31 years of experience in the banking industry, Ms. Stewart joined Madison Bank in December, 1996 where she serves as Vice President and Mortgage Loan Originator. She began her banking career in 1971 at Fifth Third Bank, Cincinnati, Ohio, where she worked as a bookkeeper. Since 1978, Ms. Stewart has held various positions in banking which range from part-time teller with Home Federal Savings and Loan to Head Teller at Central

Trust. In 1988, Ms. Stewart moved to Richmond, and joined Richmond Bank and Trust where she worked as switchboard operator and was later transferred to the Mortgage Loan Department as a Loan Processor/Underwriter. Ms. Stewart left Richmond Bank & Trust Co., in 1996 shortly after the acquisition by National City Corp. to join Traditional Bank in Lexington as a Mortgage Loan Servicer.

I. Thomas Hawkins, Jr.: With over 27 years of banking experience, Mr. Hawkins serves as Senior Vice President of Madison Bank. Mr. Hawkins graduated with an Associates Degree from Lee's College in 1973 and a BS Degree from Eastern Kentucky University in 1975. His banking career began in October 1975 with Lawrenceburg National Bank as a Loan Clerk and was later promoted to Loan Officer. In June, 1977, he joined State Bank & Trust (Bank One) where he began as an Installment Loan Officer and through a series of promotions, held the positions of Branch Manager for all locations, Head of the Installment Loan Department and Collections Department and Vice President of Lending. Mr. Hawkins resigned his position to join Madison Bank in December 1996 as Vice President of Consumer Lending. Mr. Hawkins is a graduate of the Kentucky School of Banking. He has been active in the Special Olympics.

Board of Directors

The board of directors has overall responsibility for the management of our organization and supervises the officers in the performance of their duties and the implementation of Madison Bank's policies and procedures. Under our Articles of Incorporation and Bylaws, the number of directors will be not less than five (5) nor more than twenty-five (25) members, the exact number to be set by resolution of the Board of directors.

Our Articles of Incorporation provide for a classified board of directors that provides for the election of directors into three classes. With a classified board, the term of office of directors of each class is staggered so that only one class stands for election at each annual meeting of shareholders and the class of directors is elected to hold office for a term of three years and until the election and qualification of their successors.

In discharging his duties as a director and in determining what he reasonably believes to be in the best interests of Madison Financial, the Articles of Incorporation expressly authorize that a director may, in addition to considering the effects of any action on shareholders of Madison Financial, and to the maximum extent permitted by law, consider any relevant factor. In considering the best interests of Madison Financial, our board of directors may consider, in addition to the interests of our shareholders, any of the following: the interests of our employees, customers, suppliers and creditors; the economy of the state and the nation; community and societal considerations; and the long-term as well as the short-term interests of Madison Financial and our shareholders, including the possibility that these interests may be served by the continued independence of our organization.

A director of Madison Financial may be removed from office by the shareholders of Madison Financial for cause only at a special meeting of shareholders called for that purpose. A director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

Committees of the Board of Directors of Madison Bank

Under Madison Bank's Bylaws, there are three standing committees of the board: an Executive Committee, a Loan Committee, and an Audit and Investment Committee. In addition, the Madison Bank board has a Compensation and Benefits Committee and CRA Committee. The current committee members are:

Executive Committee	Michael R. Eaves	William M. Walters
	Merwyn L. Jackson	Debra G. Neal
Loan Committee	William M. Walters	Michael D. Eidson
	Merwyn L. Jackson	Frank D. Morrow
	Debra G. Neal	Michael R. Eaves
Audit and Investment Committee	Donald R. Snyder	William R. Allen
	J. Michael Burns	John E. Young, IV
Compensation and Benefits Committee	Douglas G. Owen	Donald R. Snyder
	Frank Morrow	William M. Walters
CRA Committee	Merwyn L. Jackson	William M. Walters
	Debra G. Neal	Charles Keller

Elimination of Certain Liabilities and Indemnification Rights

Our Articles of Incorporation eliminate the personal liability of our directors to Madison Financial or its shareholders for monetary damages for breach of his or her duties as a director to the maximum extent permitted by the Kentucky Business Corporation Act, from time to time in effect. Under the Articles of incorporation, a director will not be personally liable to Madison Financial or its shareholders for monetary damages for a breach of his or her duties as a director except for liability: for any transaction in which the director's personal financial interest is in conflict with the financial interest of Madison Financial or its shareholders; for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law; for distributions made in violation of the Kentucky Revised Statutes; or for any transaction from which the director derives an improper personal benefit.

Our Articles of Incorporation also authorize us to indemnify any person for reasonable expenses actually incurred in connection with any claim, action, suit or proceeding in which he is a party or is otherwise involved because he is or was a director, officer or agent of the Bank, to the fullest extent permitted by Kentucky law and applicable federal banking laws and regular time.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table shows the aggregate annual remuneration we paid to each of our three highest paid officers and directors, and to our directors and officers as a group, during the year ended December 31, 2001.

Name of Individual or Identity of Group	Capacities in which Remuneration will be Paid	Aggregate Remuneration
William M. Walters	President and Chief Executive Officer And Director	$126,800
Debra G. Neal	Executive Vice President and Chief Operations Officer and Director	93,200
Glenna F. Stewart	Vice President	132,800
Total Directors and Officers as a group (14 persons)		$595,000

We also have a 401(k) plan open to all of our full time employees who have been employed for at least one month and a stock option plan under which we have granted stock options to our directors. We granted each of our directors options for 200 shares of our common stock (2,200 shares in the aggregate) in 1999 and, in 2000 and 2001, approved amendments to the plan to grant each of them options for 200 shares of common stock (2,200 shares in the aggregate) in each of 2000 and 2002. Information about outstanding options is presented below under "SECURITY OWNERSHIP."

SECURITY OWNERSHIP

The following tables show

- the amount (and percent) of our common stock that is owned by our three highest paid officers (William M. Walters, Debra G. Neal and Glenna F. Stewart) and by our directors and officers as a group,
- the amount (and percent) of our Series A Preferred Stock these individuals, and the group, are expected to purchase in the offering, assuming the sale of 30,000 shares (no shares of Series A Preferred Stock are currently outstanding), and
- the stock options they have been granted pursuant to our stock option plan.

The information presented is based on our information and nonbinding expressions of interest supplied by our officers and directors. Depending on their individual circumstances at the time of the offering, our executive officers and directors may purchase a greater or lesser number of shares of Series A Preferred Stock than indicated in the following table and, in fact, may purchase no shares.

Class of Stock	Name and Address of Owner	Amount Owned [1]	Percent of Class
Common	William M. Walters 2500 Lancaster Road Richmond, KY 40475	13,000	6.0
Common	Debra G. Neal 1181 Union City Road Richmond, KY 40475	4,354	2.0
Common	Glenna F. Stewart 125 Allen Douglas Drive Richmond, KY 40475	2,400	1.1
Common	All officers and directors as a group	104,314	48.1

Class of Stock	Name and Address of Owner	Amount Owned After Offering[1]	Percent of Class[2]
Preferred	Debra G. Neal 1181 Union City Road Richmond, KY 40475	100	.33
Preferred	All officers and directors as a group	1,980	6.6

[1] Shows shares held of record and includes shares owned by IRAs, spouses and minor children living at home.

[2] Assumes all 30,000 shares being offered are sold.

Outstanding stock options:

Name of holder	Number of shares of common stock under option	Exercise price per share	Date become exercisable*
William M. Walters	200	$34	2002 – 2004
	200	$36	2003 – 2005
	200	$38	2005 – 2007
Debra G. Neal	200	$34	2002 – 2004
	200	$36	2003 – 2005
	200	$38	2005 – 2007
All officers and directors as a group	2,200	$34	2002 – 2004
	2,200	$36	2003 – 2005
	2,200	$38	2005 – 2007

* The options have a staggered vesting schedule: 50% becomes exercisable on the third anniversary, 25% becomes exercisable on the fourth anniversary and the remaining 25% becomes exercisable on the fifth anniversary of the date of grant, subject to acceleration in the event of death, disability or a change in control, as defined in the plan. Each option granted to a director terminates at the later of seven years from the date of grant, one year after the director's death or disability or immediately upon termination of service other than as a result of death or disability.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Madison Bank engages in banking transactions in the ordinary course of business with certain of its officers and directors, as well as corporations with which they are affiliated, on substantially the same terms as those prevailing at the same time for comparable transactions with other non-affiliated persons. Madison Bank believes that such banking transactions did not involve more than the normal risk of collectibility or present other unfavorable features.

Each of our directors (William R. Allen, J. Michael Burns, Michael R. Eaves, Michael D. Eidson, Merwyn L. Jackson, Frank D. Morrow, Debra G. Neal, Douglas G. Owen, Donald R. Snyder, William M. Walters and John E. Young, IV) is a 9.01% member of 1st Madison Properties, LLC, the limited liability company from which we lease one of our branch office facilities. The lease agreements, which have terms extending until 2008-2010, with renewable 5 year terms, require us to pay current monthly rental and related costs of $13,922.49 (subject to increase beginning in 2003).

Michael R. Eaves, one of our directors, represents Madison Financial and Madison Bank on legal matters from time to time. Mr. Eaves charges his usual and customary hourly rates for any legal services performed for us. The aggregate amount of legal fees we paid Mr. Eaves' law firm during 2001 was $15,943.

SUPERVISION AND REGULATION

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

The following description summarizes some of the laws to which Madison Financial and Madison Bank are subject. References to applicable statutes and regulations are brief summaries only, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

Madison Financial

Madison Financial is a bank holding company registered under the Bank Holding Company Act of 1956 (BHCA), and it is subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (the Federal Reserve Board). The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

Bank Acquisitions. Under the BHCA, we must obtain the prior approval of the Federal Reserve Board before we may acquire all or substantially all of the assets of any bank, acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, or merge or consolidate with any other bank holding company. The BHCA also restricts our ability to acquire direct or indirect ownership or control of 5% or more of any class of voting shares of any nonbanking corporation, as discussed below. Factors the Federal Reserve Board must consider when deciding whether to approve or disapprove of a transaction include the anticompetitive effects of the proposed transaction, the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy. Consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the CRA), as amended. Under the CRA, all financial institutions have a continuing and affirmative obligation consistent with safe and sound operation to help meet the credit needs of their entire communities, including low-to-moderate income neighborhoods. Madison Bank received a "satisfactory" CRA rating during its most recent CRA compliance examination.

Non-banking Acquisitions; Impact of the Gramm-Leach-Bliley Act. The permissible activities of bank holding companies and their affiliates were substantially expanded by the Gramm-Leach-Bliley Act, effective March 11, 2000. The Gramm-Leach-Bliley Act removed Federal and state law barriers that prevented banking organizations, such as us, from affiliating with insurance organizations and securities firms. An eligible bank holding company may elect to be treated as a financial holding company and, as such, it may engage in financial activities (activities that are financial in nature, such as insurance and securities underwriting and dealing activities) and activities the Federal Reserve determines to be complementary to financial activities which do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The banking, securities and insurance activities of financial organizations are functionally regulated by the banking regulators, the Securities and Exchange Commission and state securities regulators and organizations, and the state insurance regulators, respectively.

To be eligible to elect the status of a financial holding company, all of the depository institution subsidiaries of the bank holding company must meet the requirements of their regulators to be considered well managed and well capitalized and have a CRA rating of at least "satisfactory." Bank holding companies that do not elect the status of a financial holding company may continue to engage in and own companies conducting nonbanking activities which had been determined by Federal Reserve order or regulation prior to November 12, 1999, to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. We have not yet elected the status of a financial holding company, although we believe we meet the eligibility requirements to do so.

Subject to certain exceptions, national banks are also able to engage in financial activities through separate subsidiaries. As a general rule, financial subsidiaries of national banks are not permitted to engage as principal in underwriting insurance or issuing annuities, real estate development or investment, merchant banking (for at least 5 years) or insurance company portfolio activities in which financial holding companies may engage. Insured state banks, such as Madison Bank, are permitted to control or hold an interest in a financial subsidiary that engages in the same type of activities permissible for national banks, subject to any restrictions imposed on a bank under the laws of the state under which the bank is organized. Conducting financial activities through a bank subsidiary can impact capital adequacy, and restrictions will apply to affiliate transactions between the bank and its financial subsidiary.

The Gramm-Leach-Bliley Act also includes consumer privacy protections which generally prohibit financial institutions from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to "opt out" of the disclosure. The Gramm-Leach-Bliley Act also includes CRA "sunshine" rules, modernizes various other banking-related statutes, permits mutual bank holding companies, and requires a number of studies and reports to Congress.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons acting in concert from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. The acquisition of 25% of a class of voting stock of a bank holding is deemed to constitute "control" under these provisions, and under certain circumstances the acquisition of 10% of more of a class of voting stock of a bank holding company can create a rebuttable presumption of control. Under the Federal Reserve Board regulations, an individual is presumed to be acting in concert with members of his "immediate family," which is broadly defined.

In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding common stock of Madison Financial, or otherwise obtaining control or a "controlling influence" over Madison Financial.

Madison Bank

Madison Bank is a Kentucky chartered commercial banking corporation, the deposits of which are insured by the FDIC. Madison Bank is not a member of the Federal Reserve System; Madison Bank is subject to supervision and regulation by the FDIC and the Kentucky Department of Financial Institutions. Such supervision and regulation subjects Madison Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Kentucky Department of Financial Institutions. Because the Federal Reserve Board regulates the bank holding company parent of Madison Bank, the Federal Reserve Board also has supervisory authority that directly affects Madison Bank.

Activities of Madison Bank. The Kentucky banking statutes prescribe the permissible activities in which a Kentucky bank may engage and where those activities may be conducted. These statutes were amended during 2000 to add a "super-parity" provision. This super-parity provision permits a well-rated Kentucky banking corporation (such as Madison Bank) to engage in any banking activity in which a national or state bank operating in any other state or a federal savings association meeting the qualified thrift lender test and operating in any state could engage, provided it first obtains a legal opinion specifying the statutory or regulatory provisions that permit the activity.

Branching. Kentucky law currently expressly permits a Kentucky chartered bank to establish a branch office anywhere in the United States, making statewide branching in Kentucky permissible. The Kentucky banking statutes also permit a Kentucky bank, with prior regulatory approval, to engage in an interstate merger transaction, and thereby establish a branch office outside of Kentucky. In addition to any required approval of the Kentucky Department of Financial Institutions, any such transaction must also be approved by the FDIC, which

3-

considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. An out-of-state bank is permitted to establish branch offices in Kentucky by merging with a Kentucky bank. De novo branching into Kentucky by an out-of-state bank is not permitted by the Kentucky banking statutes.

Restrictions on Affiliate Transactions. Transactions between Madison Bank and Madison Financial are subject to Section 23A and Section 23B of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of Madison Financial or its subsidiaries. Section 23B of the Federal Reserve Act generally requires that certain transactions between Madison Bank and its affiliates be on terms substantially the same, or at least as favorable to Madison Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

Restrictions on Distributions of Bank Dividends and Assets. Dividends paid by Madison Bank have provided substantially all of Madison Financial's operating funds, and for the foreseeable future it is anticipated that dividends paid by Madison Bank to Madison Financial will continue to be Madison Financial's principal source of operating funds. Capital adequacy requirements and state law serve to limit the amount of dividends that may be paid by Madison Bank. Under federal law, Madison Bank cannot pay a dividend if, after paying the dividend, Madison Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though Madison Bank would continue to meet its capital requirements after the dividend. Under Kentucky banking law, the dividends Madison Bank can pay during any calendar year are generally limited to its profits for that year, plus its retained net profits for the two preceding years, less any required transfers to surplus or to fund the retirement of preferred stock or debt, absent approval of the Commissioner of the Kentucky Department of Financial Institutions.

Because Madison Financial is a legal entity separate and distinct from Madison Bank, its right to participate in the distribution of assets of Madison Bank upon Madison Bank's liquidation or reorganization will be subject to the prior claims of Madison Bank's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as Madison Financial) or any of its shareholders or creditors.

Deposit Insurance Assessments. Currently, the FDIC maintains two funds for the insurance of deposits of financial institutions - Madison Bank Insurance Fund (BIF) for deposits originated by banks and the Savings Association Insurance Fund (SAIF) for deposits originated by savings associations, including savings association deposits acquired by banks. Madison Bank must pay assessments to the FDIC for federal deposit insurance protection. Assessments are currently risk-based. In addition, the FDIC can impose special assessments in certain instances. All FDIC insured institutions also share the cost of the Financing Corporation's bond obligations through additional assessments on insured deposits.

Consumer Laws and Regulations. In addition to the laws and regulations discussed in this memorandum, Madison Bank is also subject to consumer laws and regulations that are designed to protect consumers in transactions with banks. While the following list is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans. Madison Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing business operations.

Anti-Terrorism Legislation. The USA PATRIOT ACT of 2001 was enacted in response to the events of September 11, 2001 and contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "IMLAFA"). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions, including the Bank. The IMLAFA requires U.S. financial institutions such as Madison Bank to adopt new policies and procedures to combat money laundering and grants the Treasury Secretary broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations.

Capital Adequacy Requirements

Capital Guidelines. The Federal Reserve Board and FDIC have substantially similar risk-based and leverage ratio guidelines for banking organizations (other than certain small bank holding companies), which are intended to ensure that banking organizations have adequate capital related to the risk levels of assets and off-balance sheet instruments. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements).

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets (less goodwill and certain other intangible assets). Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The FDIC may establish higher minimum capital adequacy requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The following table shows that capital ratios of Madison Bank, computed in accordance with these guidelines, as of September 30, 2002.

	Actual
Leverage (Tier 1 Capital to Average Assets)	7.33%
Tier 1 Capital (To Risk-Weighted Assets)	9.31%
Total Capital (To Risk-Weighted Assets)	10.56%

See Note 14 to the Financial Statements at the end of this offering circular.

Madison Financial currently is subject to the Federal Reserve Board's Small Bank Holding Company Policy Statement, which sets out alternative capital adequacy and leverage guidelines for bank holding companies with consolidated assets of less than $150 million that: (i) are not engaged in any non-banking activities involving significant leverage and (ii) do not have a significant amount of outstanding debt that is held by the general public.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. The following table shows the five capital categories defined in the agency regulations, and the criteria an institution must meet to be classified in each of these categories:

Category	Criteria
"well capitalized"	• Total Capital Ratio of 10% or greater; • Tier 1 Capital Ratio of 6.0% or greater; • Leverage Ratio of 5.0% or greater; and • Not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by its federal banking agency.
"adequately capitalized"	• Total Capital Ratio of 8.0% or greater; • Tier 1 Capital Ratio of 4.0% or greater; and • Leverage Ratio of less than 4.0% or greater (or, if the institution received a composite 1 rating under the regulator's CAMEL rating system, a Leverage Ratio of 3.0% or less).
"undercapitalized"	• Total Capital Ratio of less than 8.0%; • Tier 1 Capital Ratio of less than 4.0%; or • Leverage Ratio of 4.0% or greater (or, if the institution received a composite 1 rating under the regulator's CAMEL rating system, a Leverage Ratio of 3.0% or greater).
"significantly undercapitalized"	• Total Capital Ratio of less than 6.0%; • Tier I Capital Ratio of less than 3.0%; or • Leverage Ratio of less than 3.0%.
"critically undercapitalized"	• tangible equity capital to assets ratio equal to or less than 2.0%

"Tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets, with certain exceptions.

The appropriate Federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution. An institution may be reclassified if the appropriate Federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

Undercapitalized institutions are required to submit a capital restoration plan, which must be guaranteed by any holding company of the institution. In addition, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment. A bank's capital classification will also affect its ability to accept brokered deposits. Under the FDIC regulations, a bank may not lawfully accept, roll over or renew brokered deposits unless either it is well capitalized or it is adequately capitalized and receives a waiver from the FDIC.

As an institution's capital decreases, the FDIC's enforcement powers become more enhanced. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Legislative Initiatives

The United States Congress continues to consider a number of proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. From time to time the Kentucky General Assembly also considers legislative proposals that could significantly change state banking laws applicable to Madison Bank, including proposals to expand the powers of state banks. It cannot be predicted whether, or in what form, any of these proposals or regulatory initiatives will be adopted, the impact they will have on the financial institutions industry or the extent to which the business or financial condition of Madison Financial and its subsidiaries may be affected thereby.

SECURITIES BEING OFFERED

Madison Financial is authorized to issue 1,000,000 shares of common stock, par value $10 per share, and 1,000,000 shares of preferred stock, no par value per share. Our board of directors is authorized to designate series of preferred stock, and to establish the relative rights, preferences and limitations of the preferred stock, as a class, and each series of preferred stock. At June 30, 2002, we had 218,890 shares of common stock and no shares of preferred stock outstanding.

This offering relates to shares of Series A Preferred Stock of Madison Financial, which our board of directors has established. The Series A Preferred Stock has a stated value of $100 per share. The number of shares of Series A Preferred Stock we are authorized to issue is 30,000 shares.

Absence of Voting Rights

Shares of Series A Preferred Stock do *not* have the right to vote except as otherwise provided by law. Accordingly, a shareholder owning shares of Series A Preferred Stock will *not* have the right to vote in the election of directors.

Dividends

Holders of Series A Preferred Stock are entitled to cumulative annual dividends at the rate of $6.50 per annum ($3.25 semi-annually) if and when declared by our board of directors, out of funds legally available therefore. Dividends declared by the board of directors will be payable semi-annually, each May 30 and November 30. We will not be able to pay any cash dividends on our common stock if accrued dividends on the Series A Preferred Stock, are not paid when due.

Redemption Rights

Shares of Series A Preferred Stock are redeemable, in whole or in part, *at our option*. If we redeem shares prior to 2008, the redemption price is $102.50 per share, plus accrued but unpaid dividends. Beginning January 1, 2008 and after, the redemption price will be $100 per share, plus accrued but unpaid dividends.

Liquidation Rights

In the event of the liquidation of Madison Financial, holders of Series A Preferred Stock will be entitled to receive up to $100 per share (and no more) from the net assets remaining after the satisfaction of our liabilities, before any payment is made to the holders of our common stock.

Absence of Preemptive and Conversion Rights

Holders of Series A Preferred Stock have *no* preemptive right to acquire any shares we may issue in the future.

The Series A Preferred Stock is *not* convertible.

Assessability

Shares of Series A Preferred Stock sold in the offering will not be assessable.

Transferability

Shares of Series A Preferred Stock acquired by persons who are not affiliates of Madison Financial will be freely transferable. However, there is no established market for shares of Series A Preferred Stock, and none is likely to develop upon consummation of the offering.

ANTI-TAKEOVER PROVISIONS

Our Articles of Incorporation and Bylaws contain provisions that may make it more difficult to acquire control of Madison Financial, thereby reducing our vulnerability to an unsolicited takeover bid.

Change in Control and Business Combination Transactions. The Articles of Incorporation impose special shareholder approval requirements, in addition to those otherwise required by law, in connection with certain transactions.

Under Article XI, the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of our voting stock will be necessary for the approval of any share exchange, merger, consolidation or reorganization (other than any such share exchange, merger, consolidation or reorganization which occurs solely as a part of a reorganization in which shareholders exchange their shares of Madison Financial for shares of a newly formed holding company and as a result of which the shareholders receive substantially the same proportional share interests in the holding company as they held in Madison Financial, except for nominal changes in shareholders' interests resulting from lawful elimination of fractional interests and the exercise of dissenting shareholders' rights under Kentucky law), or any sale, lease, exchange, transfer or other disposition of all or substantially all of our assets, otherwise than in the usual and regular course of business, or any agreement, contract or other arrangement providing for, or any series of transactions resulting in, any of the transactions described above.

In addition, under Article XII, any "Business Combination" involving an "Interested Stockholder", or an "Associate" or "Affiliate" of an Interested Stockholder, must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of our voting stock other than voting stock "Beneficially Owned" by the Interested Stockholder. The term Interested Stockholder is generally defined as a person who, together with his Affiliates and Associates, Beneficially Owns more than 15% of the outstanding common stock. A Business Combination is generally defined to include, among other things, a merger transaction or a sale of assets between the Bank and an Interested Stockholder, or his Associates or Affiliates.

Duties of the Board of Directors. The Articles of Incorporation expressly authorize a director, in addition to considering the effects of any action on shareholders of Madison Financial, and to the maximum extent permitted by law, to consider any relevant factor in discharging his duties as a director and in determining what he reasonably believes to be in the best interests of Madison Financial. In considering the best interests of Madison Financial, our board of directors may consider, in addition to the interests of our shareholders, any of the following: the interests of our employees, customers, suppliers and creditors; the economy of the state and the nation; community and societal considerations; and the long-term as well as the short-term interests of Madison Financial and its shareholders, including the possibility that these interests may be served by our continued independence.

Special Meetings of Shareholders. Special meetings of shareholders may be called only by the our board of directors pursuant to a resolution adopted by a majority of the directors, or by the holders of not less than fifty percent (50%) of all shares entitled to cast votes at the meeting. Notice of a special meeting must include a description of the purpose or purposes for which the meeting is called.

Nominations, Terms and Removal of Directors. The Bylaws contain procedures for the nomination of directors for election. Under the Bylaws, nominations for election to the board of directors may be made only by the board of directors or by any shareholder of any outstanding class of stock of the corporation entitled to vote for the election of directors. Nominations, other than those made by act of the board of directors, can be made at the shareholders meeting but only if a written notice of the intent to make the nomination is sent to and received by the secretary of Madison Financial not less than seven days prior to any meeting of shareholders called for the election of directors. Such notification must contain the following information: [i] the name and address of each proposed nominee; [ii] the principal occupation of each proposed nominee; [iii] the name and residence address of the notifying shareholder; [iv] the number of shares of stock of the corporation owned by the notifying shareholder; and [v] the total number of shares of capital stock of the corporation that will be voted for each proposed nominee. Nominations not made in accordance herewith, whether made before or at any meeting of shareholders, will be disregarded by the chairman of the meeting, and all votes cast for each such nominee will be disregarded.

The Articles of Incorporation provide for a classified board of directors so that, when elected by shareholders, directors will serve for a term of three years and until the election and qualification of their successors. Under the Articles of Incorporation, a director of the corporation may be removed from office by the shareholders for cause only at a special meeting of shareholders called for that purpose; provided, however, that a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

ACCOUNTING AND LEGAL MATTERS

Our financial statements as of and for the years ended ending December 31, 2000 and December 31, 2001, and the nine month period ended September 30, 2002 are included at the end of this Offering Circular. The financial statements as of December 31, 2000 and December 31, 2001 have been audited by Baldwin, Upchurch, & Foley, independent public accountants, as stated in their opinion accompanying the financial statements, and have been so included in reliance upon such opinion given upon the authority of such firm as expert in accounting and auditing. The financial statements as of September 30, 2002 are unaudited and were prepared by management.

The law firm of Wyatt, Tarrant & Combs, Citizens Plaza, Louisville, Kentucky 40202 has been engaged as our counsel in connection with certain matters relating to the offering by Madison Financial.

ADDITIONAL INFORMATION

Questions and requests for additional information should be directed to:

William M. Walters or Debra G. Neal
P.O. Box 1210
Madison, Kentucky 40476-1210
859 626-8008

MADISON FINANCIAL CORPORATION
Richmond, Kentucky

* * * *

FINANCIAL STATEMENTS
For the nine months
Ended September 30, 2002

CONTENTS

Board of Directors
Madison Financial Corporation
Richmond, Kentucky

We have compiled the accompanying consolidated balance sheet of Madison Financial Corporation as of September 30, 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Baldwin, Upchurch & Foley

Baldwin, Upchurch & Foley, CPA'S
Richmond, Kentucky

Lisa DeHaven Foley
William Upchurch

December 4, 2002

MADISON FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEET
September 30, 2002

ASSETS	
Cash and cash equivalent	
Cash and due from banks	$ 3,024,852
Federal funds sold	2,609,000
Total cash and cash equivalent	5,633,852
Available for sale securities	10,777,010
Federal Home Loan Bank stock	829,300
Loans, net	76,049,179
Bank premises and equipment, net	1,621,563
Interest receivable	863,715
Deferred income taxes	130,885
Other real estate owned	400,837
Other assets	178,033
Total assets	$ 96,484,374
LIABILITIES AND STOCKHOLDERS' EQUITY	
Deposits	
Noninterest bearing	$ 10,622,338
Interest bearing	64,257,061
Total deposits	74,879,399
Securities sold under agreements to repurchase	3,405,000
Interest payable	347,232
Notes payable and obligations under capital leases	10,742,636
Tax payable	229,180
Other liabilities	273,609
Total liabilities	89,877,056
Stockholders' equity	
Common stock, $10 par value; 1,000,000 shares authorized, 216,890 shares issued and outstanding	2,168,900
Surplus	3,243,764
Retained earnings (deficit)	989,126
Accumulated other comprehensive income	205,528
Total stockholders' equity	6,607,318
Total liabilities and stockholders' equity	$ 96,484,374

See accompanying notes and accountants' report.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF INCOME
For the Nine Months Ended September 30, 2002

Interest income		
Loans, including fees	$	4,674,462
Investment securities		
U.S. treasury obligations		11,934
Obligations of U.S. government agencies		389,800
Federal funds sold		21,469
Other		28,409
Total interest income		5,126,074
Interest expense		
Deposit		1,366,717
Federal funds purchased and other borrowed funds		457,406
Total interest expense		1,824,123
Net interest income		3,301,951
Provision for loan losses		180,000
Net interest income after provision for loan losses		3,121,951
Other income		
Service charges and fees		493,845
Securities gains (losses)		5,544
Other		40,901
Total other income		540,290
Other expenses		
Salaries and benefits		1,321,158
Occupancy and equipment		507,760
Data processing		210,569
Advertising		79,478
Director fees		64,100
Accounting, audit and tax services		54,093
Other		553,247
Total other expenses		2,790,405
Income before income taxes		871,836
Income tax expense (benefit)		297,079
Net income	$	574,757
Weighted average common shares outstanding		220,421
Basic earnings per common share	$	2.61

See accompanying notes and accountants' report.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Nine Months Ended September 30, 2002

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2002	$2,238,900	$3,348,764	$ 625,662	$ 174,352	$ 6,387,678
Comprehensive income:					
Net income			574,757		574,757
Change in net unrealized gain/(loss) on securities available for sale, net				31,176	31,176
Total comprehensive income					605,933
Stock retired (7,000 shares)	(70,000)	(105,000)	(100,000)		(275,000)
Dividends paid			(74,422)		(74,422)
Dividends declared			(36,871)		(36,871)
Balance, September 30, 2002	$2,168,900	$3,243,764	$ 989,126	$ 205,528	$ 6,607,318

See accompanying notes and accountants' report.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2002

Cash flows from operating activities		
Net income	$	574,757
Adjustments to reconcile net income to net		
Cash from operating activities:		
Depreciation		189,059
Net amortization and accretion		5,675
Provision for loan losses		180,000
(Gain)/Loss on investment securities		(5,544)
Provision for deferred taxes		(45,886)
Federal Home Loan Bank stock dividend		(28,100)
Changes in:		
Interest receivable		7,004
Other assets		(3,347)
Interest payable		(302,574)
Other liabilities		236,089
Net cash from operating activities		807,133
Cash flows from investing activities		
Purchases of securities available for sale		(3,701,430)
Proceeds from securities available for sale		2,715,826
Net change in loans		(3,313,814)
(Add.)/Sub. to other real estate owned		(184,589)
Purchase of bank premises and equipment		(37,502)
Net cash from investing activities		(4,521,509)
Cash flows from financing activities		
Net change in deposits		5,537,863
Net change in federal funds purchased		(818,000)
Proceeds from note payable		192,000
Repayment of note payable and capital lease obligations		(61,558)
Net increase in securities sold under agreements to repurchase		1,391,000
Retirement of stock		(275,000)
Dividends		(74,422)
Net cash from financing activities		5,891,883
Net change in cash and cash equivalents		2,177,507
Cash and cash equivalents at beginning of year		3,456,345
Cash and cash equivalents at end of year	$	5,633,852
Supplemental disclosures of cash flow information:		
Cash paid during the period for		
Interest expense	$	2,126,697
Income taxes		211,239

Supplemental noncash disclosures:

There were no noncash investing and financing activities for the nine month period ending September 30, 2002.

See accompanying notes and accountants' report.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Nature of Operations: Madison Bank (the Bank) is a Kentucky corporation incorporated to operate as a commercial bank under a state bank charter. Commercial banking operations commenced on March 11, 1997. As a state bank, the Bank is subject to regulation by the Kentucky Department of Financial Institutions and the Federal Deposit Insurance Corporation.

During December of 1998, Madison Financial Corporation (MFC), a bank holding company, was formed for the purpose of becoming the holding company for the Bank. A Plan of Exchange was adopted which provided for the exchange of shares of common stock of the Bank for shares of common stock of MFC, as a result of which the shareholders of the Bank became shareholders of MFC, which in turn owns all of the outstanding shares of the Bank. MFC is subject to regulation by the Federal Reserve Bank.

During 2000, the Bank started two additional corporations. These corporations are Madison Insurance Agency, Inc. (MIA) and Financial Insurance Agency, Inc. (FIA) and are wholly owned by the Bank. MIA was developed to meet the insurance needs of citizens in the Bank's service area. FIA was developed to assist other banks in the start up of insurance agencies like that of MIA. The results of MIA and FIA operations are included in the consolidated financial statements herein.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses is particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Investment Securities: The Bank is required to classify each investment security into one of three categories: trading securities, securities available for sale, and securities held to maturity. The Bank's policy is to classify securities on a case-by-case basis as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity. The Bank has no investments classified as held-to-maturity or trading securities.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities available for sale are carried at fair value. Adjustments from amortized cost to fair value are recorded in stockholders' equity, net of related income tax, under accumulated other comprehensive income. The adjustment is computed on the difference between fair value and cost, adjusted for amortization of premiums and accretion of discounts that are recorded as adjustments to interest income on a constant yield method. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest income is reported on the accrual basis except for those loans on a nonaccrual of income status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, interest income is subsequently recognized only to the extent cash payments are received. Loan origination fees are recorded as income when received and are not recorded as an adjustment of the yield on the related loan.

Allowance for Loan Losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Buildings and equipment are stated at cost less accumulated depreciation computed principally on the accelerated methods over the estimated useful lives of the assets.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Income Taxes: The Company uses the liability method for computing deferred income taxes. Under the liability method, deferred income taxes are based on the change in the deferred tax liability or asset established for the expected future tax consequences of differences in the financial reporting and tax bases of assets and liabilities. The differences relate principally to the allowance for loan losses, FHLB stock dividends, and unrealized gains on securities available for sale.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. There were no dilutive effects of stock options on earnings per share during the period ending September 30, 2002.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonable estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Marketing Expense: The Company charges all marketing expenses to operations when incurred. The marketing expenses included on September 30, 2002 financial statements were $79,478 for the nine months ended.

Other Real Estate Owned: Real estate properties acquired through or in lieu of foreclosure are initially recorded at the lower of the Bank's carrying amount or the fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant cost improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of property to the lower of its costs or fair value less cost to sell.

(Continued)

NOTE 2 – INVESTMENT SECURITIES

Securities at September 30, 2002 were as follows:

	Amortized Cost	Gross Unealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
Obligations of U.S. government agencies	9,245,293	298,643	-	9,543,936
SBA Loan Pools/SBIC	1,220,311	12,763		1,233,074
Total	$ 10,465,604	$ 311,406	$ -	$ 10,777,010

The amortized cost and fair value of investment securities at September 30, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available for Sale		
Due in one year or less	$ 1,742,081	$ 1,782,109
Due from one to six years	7,503,212	7,761,827
	9,245,293	9,543,936
SBA Pool Securities	1,220,311	1,233,074
Total	$ 10,465,604	$ 10,777,010

Investment securities having an approximate carrying value of $4,940,974 at September 30, 2002 were pledged to secure public deposits, and for other purposes as required or permitted by law.

Proceeds from dispositions of investment securities were $2,715,826 from January 1, 2002 to September 30, 2002. A gain of $5,544 was recognized on those disposals during the nine months ended September 30, 2002.

(Continued)

NOTE 3 – LOANS

Loans at September 30, 2002 were as follows:

Commercial	$ 27,443,381
Real estate	38,862,260
Installment	4,985,148
Home equity	5,358,365
Other	487,064
	77,136,218
Allowance for loan losses	(1,087,039)
Total	$ 76,049,179

Changes in the allowance for loan losses for the nine months ended September 30, 2002 were as follows:

Balance, beginning of year	$ 929,961
Provision for loan losses	180,000
Loans charged off	(28,830)
Recoveries	5,908
Balance, September 30, 2002	$1,087,039

Impaired loans were as follows:

September 30, 2002 loans with allocated allowance for loans losses	$ 6,047
Amount of the allowance for loan losses allocated	$ 6,047
Average of impaired loans during the year	$ 307,500
Interest income recognized during impairment	$ -
Cash-basis interest income recognized	$ -

Nonperforming loans were as follows:

Loans past due over 90 days still on accrual	$ 168,273
Nonaccrual loans	$ 239,529

At September 30, 2002, certain officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $1,910,523. Such loans were made in the normal course of business at the Bank's normal credit terms and interest rates and, in management's opinion, do not represent more than a normal risk of collection.

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT

September 30, 2002 premises and equipment were as follows:

Land	$ 160,202
Building	871,107
Furniture, fixtures and equipment	1,232,954
Capital lease equipment	331,490
Less accumulated depreciation	(974,190)
Total	$1,621,563

Depreciation expense was $189,059 for the nine months ended September 30, 2002. Depreciation expense and accumulated depreciation includes amortization of capital leases of $62,087 for the nine months ended September 30, 2002.

NOTE 5 - INCOME TAXES

The components of the income tax expense (benefit) for September 30, 2002 are as follows:

Current	$ 342,965
Deferred	(45,886)
	$ 297,079

Deferred tax assets and liabilities at September 30, 2002 are shown below:

Deferred tax assets	$ 347,490
Deferred tax liabilities	(216,605)
	$ 130,885

(Continued)

NOTE 6 – DEPOSITS

The amount of time deposits greater than or equal to $100,000 was $13,549,219 at September 30, 2002. The scheduled maturities of all time deposits are as follows:

9/30/2003	$ 26,902,169
9/30/2004	9,149,787
9/30/2005	119,430
9/30/2006	10,587
9/30/2007 and thereafter	329,743
	$ 36,511,716

Certain directors and executive officers of the Bank and companies in which they have a beneficial ownership are depositors of the Bank with balances of $2,751,275 at September 30, 2002.

NOTE 7 – LEASES

The Bank leases the land on which the main office is located. The lease expires in March 2007; however, the Bank has the option to renew the lease for four additional terms of five years each.

The Bank also leases land on which a branch is located. The lease expires June 2004. The Bank has the option to renew such lease for four additional terms of five years each.

The Bank also leases office space for a branch location. The lease expires in October 2008, with an option to renew the lease for four additional terms of five years each. MIA also leases office space at same location. Such lease expires April 2010, with an option to renew the lease for four additional terms of five years each. This property is leased from a company owned by the directors of the Bank. Madison Bank and MIA paid approximately $130,515 for the nine months ended September 30, 2002, to the company owned by the directors of the Bank.

In addition, the Bank leases certain other equipment under leases that expire in June 2005.

Approximate future minimum lease payments required under the operating leases as of September 30, 2002 are as follows:

9/30/2003	$ 233,827
9/30/2004	226,515
9/30/2005	213,123
9/30/2006	209,919
9/30/2007	193,419
Thereafter	209,663

Lease expense was approximately $175,267 for September 30, 2002.

(Continued)

NOTE 8 - NOTES PAYABLE AND OBLIGATIONS UNDER CAPITAL LEASES

Notes payable and obligations under capital leases at September 30, 2002 consist of the following:

	Notes Payable	Obligations Under Capital Leases
Variable rate prime less .25% $1,000,000 line of credit, secured by 80,000 shares of Madison Bank common stock, principal and interest due at maturity on August 23, 2003	$ 596,000	
4.9% $10,000,000 FHLB cash management advance line, secured by pledged loans totaling $15,000,000, principal due at maturity on January 3, 2011, interest paid monthly	10,000,000	
6.0% Obligation under capital lease for equipment, monthly payment of $5,540.40, final payment due April 2004		$ 100,240
6.0% Obligation under capital lease for equipment, monthly payment of $1,489.36, final payment due June 2004		29,626
6.0% Obligation under capital lease for equipment, monthly payment of $715.33, final payment due October 2004		16,770
	$ 10,596,000	$ 146,636

The maturities of the notes payable of $10,596,000 and the future minimum lease payments of $146,636 are as follows:

	Notes Payable	Obligations Under Capital Leases
September 30, 2003	$ 596,000	$ 86,496
September 30, 2004	-	59,429
September 30, 2005	-	711
September 30, 2006	-	-
and thereafter	10,000,000	-

NOTE 9 – INVESTMENT IN SERVICE CORPORATION

The Bank, along with eight other banks, owns Bankers Service Corporation (BSC) which performs internal loan review, internal audit, and compliance services. Madison Bank made payments totaling $30,121 for the nine months ending September 30, 2002 to BSC for services performed.

(Continued)

NOTE 10 – PROFIT SHARING PLAN

The Bank has a 401(k) profit sharing plan which covers substantially all employees. Contributions to the plan are at the discretion of the Bank's Board of Directors. The amount contributed to the plan and expensed was $43,658 for the nine months ended September 30, 2002.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows for the nine months ended September 30, 2002. Commitments to make loans consist primarily of variable rate notes.

Standby letters of credit	$ 184,800
Undisbursed lines of credit	$ 11,740,194

NOTE 12 – CONCENTRATION OF CREDIT RISK

The bank grants commercial, residential, and consumer related loans to customers primarily located in Madison and adjoining counties in Kentucky. Although the Bank has a diverse loan portfolio, the debtors' ability to perform is somewhat dependent upon the local economy.

(Continued)

NOTE 13 – STOCK OPTIONS

During 1999, the Company adopted the Directors' 1999 Stock Option Plan. Options to buy common stock are granted to directors under the plan, which provides for issues of up to 2,200 options. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest 50% in the third year, 25% in the fourth year, and 25% in the fifth year.

A summary of the activity in the plan is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	6,600	$ 36.00
Granted		
Exercised		
Forfeited		
Outstanding at September 30, 2002	6,600	$ 36.00

Options at September 30, 2002 were as follows:

	Outstanding		Exercisable	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 38.00	2,200	6.25	0	0
$ 36.00	2,200	4.45	0	0
$ 34.00	2,200	3.25	0	0
Outstanding at 9/30/2002	6,600	4.65	0	0

NOTE 14 – REGULATORY MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

(Continued)

NOTE 14 – REGULATORY MATTERS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

As of September 30, 2002 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual and required capital amounts (in millions) and ratios are presented below at September 30, 2002.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)	$ 8.0	10.56%	$ 6.0	8.00%	$ 7.5	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 7.0	9.31%	$ 3.0	4.00%	$ 4.5	6.00%
Tier I Capital (to Average Assets)	$ 7.0	7.33%	$ 3.8	4.00%	$ 4.8	5.00%

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, as defined, combined with the retained net profits of the preceding two years. Also, no dividends can be paid that would equal or exceed the retained earnings then on hand. As of September 30, 2002, $968,325 of retained earnings are available for dividends.

(Continued)

NOTE 15 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	9/30/2002
Unrealized holding gains/(losses) on available for sale securities	$ 311,406
Tax effect	(105,878)
Other comprehensive income	$ 205,528

MADISON FINANCIAL CORPORATION
Richmond, Kentucky

* * * *

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Madison Financial Corporation
Richmond, Kentucky

We have audited the accompanying consolidated balance sheets of Madison Financial Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madison Financial Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Baldwin, Upchurch & Foley

Baldwin, Upchurch & Foley, CPA'S
Richmond, Kentucky

February 7, 2002

MADISON FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEET
December 31, 2001 and 2000

ASSETS	2001	2000
Cash and due from banks	$ 3,456,346	$ 2,985,078
Investment securities		
Available for sale	9,744,301	11,070,854
Held to maturity	-	450,650
Federal Home Loan Bank stock	801,200	671,700
Loans, net	72,915,365	71,921,198
Bank premises and equipment, net	1,773,120	1,997,021
Interest receivable	870,719	1,067,521
Income tax receivable	-	84,750
Deferred income taxes	101,059	142,668
Other real estate owned	216,248	371,386
Other assets	174,686	91,297
Total assets	$ 90,053,044	$ 90,854,123
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$ 9,533,914	$ 7,931,914
Interest bearing	59,807,622	60,724,965
Total deposits	69,341,536	68,656,879
Federal funds purchased	818,000	851,000
Securities sold under agreements to repurchase	2,014,000	1,943,900
Interest payable	649,806	963,054
Notes payable	10,612,194	12,529,088
Tax payable	97,454	-
Other liabilities	132,376	84,531
Total liabilities	83,665,366	85,028,452
Stockholders' equity		
Common stock, $10 par value; 1,000,000 shares authorized, 223,890 shares issued and outstanding	2,238,900	2,238,900
Surplus	3,348,764	3,348,764
Retained earnings (deficit)	625,662	201,465
Accumulated other comprehensive income	174,352	36,542
Total stockholders' equity	6,387,678	5,825,671
Total liabilities and stockholders' equity	$ 90,053,044	$ 90,854,123

See accompanying notes.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2001 and 2000

	2001	2000
Interest income		
Loans, including fees	$ 6,503,379	$ 6,333,508
Investment securities		
U.S. treasury obligations	26,000	36,192
Obligations of U.S. government agencies	609,949	687,472
Federal funds sold	35,780	34,506
Other	51,534	30,807
Total interest income	7,226,642	7,122,485
Interest expense		
Deposit	2,886,212	3,494,937
Federal funds purchased and other borrowed funds	676,133	657,333
Total interest expense	3,562,345	4,152,270
Net interest income	3,664,297	2,970,215
Provision for loan losses	255,000	210,000
Net interest income after provision for loan losses	3,409,297	2,760,215
Other income		
Service charges and fees	614,817	447,731
Securities gains (losses)	8,302	(6,890)
Other	43,015	3,319
Total other income	666,134	444,160
Other expenses		
Salaries and benefits	1,650,282	1,347,861
Occupancy and equipment	717,320	576,668
Data processing	264,435	232,160
Director fees	93,450	85,212
Other	727,927	691,590
Total other expenses	3,453,414	2,933,491
Income before income taxes	622,017	270,884
Income tax expense (benefit)	197,820	90,220
Net income	$ 424,197	$ 180,664
Weighted average common shares outstanding	223,890	223,890
Basic earnings per common share	$ 1.89	$ 0.81

See accompanying notes.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2001 and 2000

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2000	$2,238,900	$3,348,764	$ 20,801	$ (144,627)	$ 5,463,838
Comprehensive income:					
Net income			180,664		180,664
Change in net unrealized gain/(loss) on securities available for sale, net				181,169	181,169
Total comprehensive income					361,833
Balance, December 31, 2000	2,238,900	3,348,764	201,465	36,542	5,825,671
Comprehensive income:					
Net income			424,197		424,197
Change in net unrealized gain/(loss) on securities available for sale, net				137,810	137,810
Total comprehensive income					562,007
Balance, December 31, 2001	$2,238,900	$3,348,764	$625,662	$ 174,352	$ 6,387,678

See accompanying notes.

MADISON FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 424,197	$ 180,664
Adjustments to reconcile net income to net		
Cash from operating activities		
Depreciation	279,733	217,305
Net amortization and accretion	(23,816)	23,177
Provision for loan losses	255,000	210,000
(Gain)/Loss on investment securities	(8,302)	6,890
Provision for deferred taxes	(29,800)	3,961
Federal Home Loan Bank stock dividend	(51,200)	(30,100)
Changes in		
Interest receivable	196,802	(336,302)
Other assets	1,361	(111,990)
Interest payable	(313,248)	237,421
Other liabilities	145,713	(126,517)
Net cash from operating activities	876,440	274,509
Cash flows from investing activities		
Purchases of securities available for sale	(2,285,000)	(5,406,260)
Proceeds from securities available for sale	3,853,124	1,374,415
Proceeds from securities held to maturity	450,000	974,662
Purchase of Federal Home Loan Bank stock	(78,300)	(537,300)
Net change in loans	(1,249,167)	(14,768,207)
(Add.)/Sub. to other real estate owned	155,138	(43,678)
Purchase of bank premises and equipment	(55,831)	(411,301)
Net cash from investing activities	789,964	(18,817,669)
Cash flows from financing activities		
Net change in deposits	684,657	284,701
Net change in federal funds purchased	(33,000)	851,000
Proceeds from note payable	-	11,737,999
Repayment of note payable and capital lease obligations	(1,916,894)	(45,401)
Net increase in securities sold under agreements to repurchase	70,100	978,900
Net cash from financing activities	(1,195,137)	13,807,199
Net change in cash and cash equivalents	471,267	(4,735,961)
Cash and cash equivalents at beginning of year	2,985,078	7,721,039
Cash and cash equivalents at end of year	$ 3,456,345	$ 2,985,078
Supplemental disclosures of cash flow information		
Cash paid during the period for		
Interest expense	$ 3,875,593	$ 3,914,849
Income taxes	120,000	277,000
Supplemental noncash disclosures		
Transfers from loans to other real estate owned	$ -	$ 90,000
Capital lease obligations incurred for use of equipment	-	331,490

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Nature of Operations: Madison Bank (the Bank) is a Kentucky corporation incorporated to operate as a commercial bank under a state bank charter. Commercial banking operations commenced on March 11, 1997. As a state bank, the Bank is subject to regulation by the Kentucky Department of Financial Institutions and the Federal Deposit Insurance Corporation.

During December of 1998, Madison Financial Corporation (MFC), a bank holding company, was formed for the purpose of becoming the holding company for the Bank. A Plan of Exchange was adopted which provided for the exchange of shares of common stock of the Bank for shares of common stock of MFC, as a result of which the shareholders of the Bank became shareholders of MFC, which in turn owns all of the outstanding shares of the Bank. MFC is subject to regulation by the Federal Reserve Bank.

During 2000, the Bank started two additional corporations. These corporations are Madison Insurance Agency, Inc. (MIA) and Financial Insurance Agency, Inc. (FIA) and are wholly owned by the Bank. MIA was developed to meet the insurance needs of citizens in the Bank's service area. FIA was developed to assist other banks in the start up of insurance agencies like that of MIA. The results of MIA and FIA operations are included in the consolidated financial statements herein.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses is particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Investment Securities: The Bank is required to classify each investment security into one of three categories: trading securities, securities available for sale, and securities held to maturity. The Bank's policy is to classify securities on a case-by-case basis as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity. The Bank has no investments classified as trading securities.

Investment securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are recorded as adjustments to interest income on a constant yield method.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities available for sale are carried at fair value. Adjustments from amortized cost to fair value are recorded in stockholders' equity, net of related income tax, under accumulated other comprehensive income. The adjustment is computed on the difference between fair value and cost, adjusted for amortization of premiums and accretion of discounts that are recorded as adjustments to interest income on a constant yield method. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest income is reported on the accrual basis except for those loans on a nonaccrual of income status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, interest income is subsequently recognized only to the extent cash payments are received. Loan origination fees are recorded as income when received and are not recorded as an adjustment of the yield on the related loan.

Allowance for Loan Losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Buildings and equipment are stated at cost less accumulated depreciation computed principally on the accelerated methods over the estimated useful lives of the assets.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Income Taxes: The Company uses the liability method for computing deferred income taxes. Under the liability method, deferred income taxes are based on the change in the deferred tax liability or asset established for the expected future tax consequences of differences in the financial reporting and tax bases of assets and liabilities. The differences relate principally to the allowance for loan losses, FHLB stock dividends, and unrealized gains on securities available for sale.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. There were no dilutive effects of stock options on earnings per share during 2001 or 2000.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonable estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Marketing Expense: The Company charges all marketing expenses to operations when incurred.

Other Real Estate Owned: Real estate properties acquired through or in lieu of foreclosure are initially recorded at the lower of the Bank's carrying amount or the fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant cost improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of property to the lower of its costs or fair value less cost to sell.

(Continued)

NOTE 2 – INVESTMENT SECURITIES

Year-end securities are as follows:

	Amortized Cost	Gross Unealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
2001				
U.S. Treasury securities	$ 249,001	$ 8,264	$ -	$ 257,265
Obligations of U.S. government agencies	7,743,326	241,684	-	7,985,010
SBA Loan Pools	1,487,804	14,222		1,502,026
Total	$ 9,480,131	$ 264,170	$ -	$ 9,744,301
2000				
U.S. Treasury securities	$ 497,769	$ 6,526	$ -	$ 504,295
Obligations of U.S. government agencies	8,308,431	78,541		8,386,972
SBA Loan Pools	2,209,287	17,700	(47,400)	2,179,587
Total	$ 11,015,487	$ 102,767	$ (47,400)	$ 11,070,854
Held to Maturity				
2001				
U.S. Treasury securities	$ -	$ -	$ -	$ -
Obligations of U.S. government agencies	-	-	-	-
Total	$ -	$ -	$ -	$ -
2000				
U.S. Treasury securities	$ -	$ -	$ -	$ -
Obligations of U.S. government agencies	450,650	-	(253)	450,397
Total	$ 450,650	$ -	$ (253)	$ 450,397

(Continued)

NOTE 2 – INVESTMENT SECURITIES (Continued)

The amortized cost and fair value of investment securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available for Sale		
Due in one year or less	$ 2,096,687	$ 2,140,938
Due from one to five years	5,895,640	6,101,337
	7,992,327	8,242,275
SBA Pool Securities	1,487,804	1,502,026
Total	$ 9,480,131	$ 9,744,301

Investment securities having an approximate carrying value of $3,893,836 and $6,292,795 at December 31, 2001 and 2000 were pledged to secure public deposits, and for other purposes as required or permitted by law.

Proceeds from dispositions of investment securities were $4,303,124 and $2,349,077 during 2001 and 2000. Gains of $8,302 and losses of $6,890 were recognized on those disposals during 2001 and 2000.

NOTE 3 – LOANS

Loans at year-end were as follows:

	2001	2000
Commercial	$ 22,081,314	$ 15,057,994
Real estate	41,721,517	48,206,322
Installment	5,428,211	5,384,103
Home equity	4,535,921	3,946,582
Other	78,363	79,933
	73,845,326	72,674,934
Allowance for loan losses	(929,961)	(753,736)
Total	$ 72,915,365	$ 71,921,198

(Continued)

76

NOTE 3 – LOANS (Continued)

Changes in the allowance for loan losses for the year were as follows:

	2001	2000
Balance, beginning of year	$ 753,736	$ 637,445
Provision for loan losses	255,000	210,000
Loans charged off	(106,079)	(103,264)
Recoveries	27,304	9,555
Balance, end of year	$ 929,961	$ 753,736

Impaired loans were as follows:

	2001	2000
Year-end loans with allocated allowance for loans losses	$ -	$ -
Amount of the allowance for loan losses allocated	-	-
Average of impaired loans during the year	30,864	250,003
Interest income recognized during impairment	-	-
Cash-basis interest income recognized	-	251

Nonperforming loans were as follows:

	2001	2000
Loans past due over 90 days still on accrual	-	7,063
Nonaccrual loans	-	255,601

At December 31, 2001 and 2000, certain officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $3,517,729 and $5,633,114. Such loans were made in the normal course of business at the Bank's normal credit terms and interest rates and, in management's opinion, do not represent more than a normal risk of collection.

(Continued)

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2001	2000
Land	$ 160,202	$ 160,202
Building	868,722	854,590
Furniture, fixtures and equipment	1,197,838	1,156,138
Capital lease equipment	331,490	331,490
Less accumulated depreciation	(785,132)	(505,399)
Total	$1,773,120	$1,997,021

Depreciation expense was $279,733 and $217,304 for 2001 and 2000. Depreciation expense and accumulated depreciation includes amortization of capital leases of $82,783 and $46,082 for 2001 and 2000.

NOTE 5 - INCOME TAXES

The components of the income tax expense (benefit) are as follows:

	2001	2000
Current	$ 227,620	$ 86,259
Deferred	(29,800)	3,961
	$ 197,820	$ 90,220

Year-end deferred tax assets and liabilities at December 31, 2001 and 2000 are shown below.

	2001	2000
Deferred tax assets	$ 199,423	$ 225,926
Deferred tax liabilities	(98,364)	(83,258)
	$ 101,059	$ 142,668

(Continued)

NOTE 6 – DEPOSITS

The amount of time deposits greater than or equal to $100,000 was $9,865,567 and $10,957,166 at December 31, 2001 and 2000. The scheduled maturities of all time deposits are as follows:

2002	$ 31,014,479
2003	1,875,882
2004	38,100
2005	15,587
2006 and thereafter	10,550
	$ 32,954,598

Certain directors and executive officers of the Bank and companies in which they have a beneficial ownership are depositors of the Bank with balances of $1,300,782 and $1,305,253 at December 31, 2001 and 2000.

NOTE 7 – LEASES

The Bank leases the land on which the main office is located. The lease expires in March 2002; however, the Bank has the option to renew the lease for five additional terms of five years each.

The Bank also leases land on which a branch is located. The lease expires June 2004. Bank has the option to renew such lease for four additional terms of five years each.

The Bank also leases office space for a branch location. The lease expires in October 2008, with an option to renew the lease for four additional terms of five years each. MIA also leases office space at same location. Such lease expires April 2010, with an option to renew the lease for four additional terms of five years each. This property is leased from a company owned by the directors of the Bank.

In addition, the Bank leases certain other equipment under leases that expire in June 2005.

Approximate future minimum lease payments required under the operating leases as of December 31, 2001 are as follows:

2002	$ 245,244
2003	237,744
2004	222,744
2005	221,122
2006	217,839
Thereafter	478,752

Lease expense was approximately $ 267,744 and $237,680 for December 31, 2001 and 2000.

(Continued)

NOTE 8 - NOTES PAYABLE AND OBLIGATIONS UNDER CAPITAL LEASES

Notes payable and obligations under capital leases at December 31, 2001 consist of the following:

	Notes Payable	Obligations Under Capital Leases
4.5% $1,000,000 line of credit, secured by 80,000 shares of Madison Bank common stock, principal and interest due at maturity on August 23, 2002	$ 404,000	
4.9% $10,000,000 FHLB cash management advance line, all borrowings are on 90-day repayment schedule, secured by pledged loans totaling $15,000,000	10,000,000	
6.0% Obligation under capital lease for equipment, monthly payment of $5,540.40, final payment due April 2004		$ 144,479
6.0% Obligation under capital lease for equipment, monthly payment of $1,489.36, final payment due June 2004		41,401
6.0% Obligation under capital lease for equipment, monthly payment of $715.33, final payment due October 2004		22,314
	$ 10,404,000	$ 208,194

The maturities of the notes payable of $10,404,000 and the future minimum lease payments of $208,194 are as follows:

	Notes Payable	Obligations Under Capital Leases
December 31, 2002	$ 404,000	$ 82,699
December 31, 2003	-	87,800
December 31, 2004	-	37,695
December 31, 2005	-	-
and thereafter	10,000,000	-

(Continued)

NOTE 9 – INVESTMENT IN SERVICE CORPORATION

The Bank, along with eight other banks, owns Bankers Service Corporation (BSC) which performs internal loan review, internal audit, and compliance services. Madison Bank made payments totaling $41,910 and $29,788 in 2001 and 2000 to BSC for services performed.

NOTE 10 – PROFIT SHARING PLAN

The Bank has a 401(k) profit sharing plan which covers substantially all employees. Contributions to the plan are at the discretion of the Bank's Board of Directors. The amount contributed to the plan and expensed was $ 41,727 and $36,231 during 2001 and 2000.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year-end. Commitments to make loans consist primarily of variable rate notes.

	2001	2000
Standby letters of credit	$ 170,800	$ 141,500
Undisbursed lines of credit	$13,901,344	$11,027,984

NOTE 12 – CONCENTRATION OF CREDIT RISK

The bank grants commercial, residential, and consumer related loans to customers primarily located in Madison and adjoining counties in Kentucky. Although the Bank has a diverse loan portfolio, the debtors' ability to perform is somewhat dependent upon the local economy.

(Continued)

NOTE 13 – STOCK OPTIONS

During 1999, the Company adopted the Directors' 1999 Stock Option Plan. Options to buy common stock are granted to directors under the plan, which provides for issues of up to 2,200 options. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest 50% in the third year, 25% in the fourth year, and 25% in the fifth year.

A summary of the activity in the plan is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at begining of year	4,400	$ 35.00
Granted	2,200	$ 38.00
Exercised		
Forfeited		
Outstanding at end of year	6,600	$ 36.00

Options at year-end 2001 were as follows:

	Outstanding		Exercisable	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 38.00	2,200	7.0	0	0
$ 36.00	2,200	5.2	0	0
$ 34.00	2,200	4.1	0	0
Outstanding at year-end	6,600	5.4	0	0

NOTE 14 – REGULATORY MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

(Continued)

NOTE 14 – REGULATORY MATTERS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

As of December 31, 2001 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual and required capital amounts (in millions) and ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001						
Total Capital (to Risk-Weighted Assets)	$ 7.5	10.48%	$ 5.7	8.00%	$ 7.2	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 6.6	9.23%	$ 2.9	4.00%	$ 4.3	6.00%
Tier I Capital (to Average Assets)	$ 6.6	7.57%	$ 3.5	4.00%	$ 4.4	5.00%
2000						
Total Capital (to Risk-Weighted Assets)	$ 7.3	10.95%	$ 5.3	8.00%	$ 6.6	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 6.5	9.82%	$ 2.7	4.00%	$ 4.0	6.00%
Tier I Capital (to Average Assets)	$ 6.5	7.23%	$ 3.6	4.00%	$ 4.5	5.00%

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, as defined, combined with the retained net profits of the preceding two years. Also, no dividends can be paid that would equal or exceed the retained earnings then on hand. As of December 31, 2001, $604,861 of retained earnings are available for dividends.

(Continued)

NOTE 15 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2001	2000
Unrealized holding gains/(losses) on available for sale securities	$ 208,803	$ 274,499
Tax effect	(70,993)	(93,330)
Other comprehensive income	$ 137,810	$ 181,169

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS REPORT ON CONSOLIDATING AND ADDITIONAL INFORMATION

Board of Directors
Madison Financial Corporation
Richmond, Kentucky

Our report on our audits of the consolidated financial statements of Madison Financial Corporation for 2001 and 2000 appears on page 1. Those audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information in Schedule I is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Baldwin, Upchurch & Foley

Baldwin, Upchurch & Foley CPA'S
Richmond, Kentucky

February 7, 2002

Lisa DeHaven Foley
Bill Upchurch

MADISON FINANCIAL CORPORATION
SCHEDULE I – CONSOLIDATING SCHEDULE – STATEMENT OF INCOME
December 31, 2001

	Madison Financial	Madison Bank	Madison Insurance Agency	Financial Insurance Agency	Total	Eliminations	Final Total
Interest Income							
Loans, including fees		$6,519,980			$6,519,980	$ (16,601)	$6,503,379
Investment securities							
US Treasury		26,000			26,000		26,000
Obligation of U.S. agencies		609,949			609,949		609,949
Federal funds Sold		35,780			35,780		35,780
Other		51,534			51,534		51,534
Total interest income	-	7,243,243	-	-	7,243,243	(16,601)	7,226,642
Interest Expense							
Deposits		2,886,212			2,886,212		2,886,212
Federal funds purchased and other borrowed funds		632,843			632,843		632,843
Interest Expense	43,290		16,601		59,891	(16,601)	43,290
Total interest expense	43,290	3,519,055	16,601	-	3,578,946	(16,601)	3,562,345
Net interest income	(43,290)	3,724,188	(16,601)	-	3,664,297	-	3,664,297
Provision for loan losses		255,000			255,000		255,000
Net interest income after provision for loan losses	(43,290)	3,469,188	(16,601)	-	3,409,297	-	3,409,297
Other income							
Service charges and fees		614,817			614,817		614,817
Other		26,434	24,883		51,317		51,317
Total other income	-	641,251	24,883	-	666,134	-	666,134
Other Expenses							
Salaries and Benefits		1,525,018	125,264		1,650,282		1,650,282
Occupancy and Equipment		648,124	68,988	208	717,320		717,320
Data Processing		264,435			264,435		264,435
Other	5,375	792,342	23,576	84	821,377		821,377
Total other expenses	5,375	3,229,919	217,828	292	3,453,414	-	3,453,414
Income before taxes	(48,665)	880,520	(209,546)	(292)	622,017	-	622,017
Income tax expense/(benefit)	(16,546)	285,405	(70,940)	(99)	197,820		197,820
Net income	$ (32,119)	$ 595,115	$ (138,606)	$ (193)	$ 424,197	$ -	$ 424,197

Elimination Entry

	Debit	Credit
Loan interest income – Madison Bank	$16,601	
Interest expense – Madison Insurance		$16,601

(To eliminate interest paid by Madison Financial to Madison Bank)

See accompanying independent auditor's report

Exhibit A

Subscription Agreement

Madison Financial Corporation
c/o William M. Walters and/or Debra G. Neal
P.O. Box 1210
Richmond, Kentucky 40476-1210

Gentlemen:

Subscription. The undersigned hereby subscribes for and agrees to purchase the number of shares of Series A Cumulative Nonvoting Preferred Stock of Madison Financial Corporation ("Madison Financial") set forth opposite the undersigned's name below at a price of $100.00 per share, which shares are being offered pursuant to the Offering Circular, dated ______________, of Madison Financial (the "Offering Circular").

The undersigned understands that the minimum purchase is 20 shares. This subscription may be accepted or rejected in whole or in part by Madison Financial. Madison Financial may accept or reject subscriptions in any order it determines, in its discretion.

Payment of Subscription. Enclosed with this Subscription Agreement is a check to the order of Madison Financial Corporation — Stock Offering, in an amount equal to the total purchase price payable for the shares subscribed for by the undersigned.

If this subscription is rejected, in whole or in part, funds delivered herewith will, to the extent the subscription is rejected, be returned to the undersigned promptly without interest or deduction.

Representations of Subscriber. The undersigned represents and warrants to Madison Financial the following to be true:

(a) The undersigned has received a copy of and is familiar with the Offering Circular;

(b) The undersigned acknowledges that the shares being subscribed for are not deposits and are not insured or guaranteed by the FDIC or any other governmental agency, and that no federal or state agency has passed upon the shares, or made any finding or determination as to the fairness of the investment or given any recommendation or endorsement of the shares.

(c) The state in which the undersigned (or, if the undersigned will be a nominee holder, the person who will be the beneficial owner of the shares subscribed for) is a resident is set out below.

Assignability. The undersigned agrees not to transfer or assign this subscription, or any of his or her interest herein.

Governing Law. This subscription shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date set forth below.

For Shares of Series A Cumulative Nonvoting Preferred Stock of Madison Financial Corporation

______________________________ Name of Subscriber

______________________________ Shares
Number of Shares

______________________________ Social Security or Tax Identification Number

$______________________________ Total Purchase Price at $100 per Share

______________________________ State of Residence of Subscriber

______________________________ Telephone Number

____

______________________________ Address of Subscriber

Signature(s) ______________________________

____

Date ______________________________

Special instruction: If the subscriber is an individual retirement account or will be a nominee holder of the shares subscribed for, please provide the following information about the person who will be the beneficial owner of the shares subscribed for:

______________________________ Name

______________________________ Telephone Number

______________________________ Address of Residence (Including State)

SUBSTITUTE FORM W-9

Department of the Treasury, Internal Revenue Service

Payer's Request for Taxpayer Identification Number

Please provide your Social Security or other identification number and certify by signing and dating below:

Social Security or Taxpayer Identification Number: ______________________

CERTIFICATION: Under penalties of perjury, I certify that the number shown on this form is my valid tax identification number and that I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends or the Internal Revenue Service has notified me that I am no longer subject to backup withholding; and that I am a U.S. person (including a U.S. resident alien).

Signature:___________________________________

Date: ___________________________________

PART III -- EXHIBITS

Index to Exhibits

The following exhibits are filed as exhibits to the offering statement:

	Description	Sequential Page No.
(2)(a)	Articles of Incorporation of Madison Financial Corporation, as amended	93
(2)(b)	Bylaws of Madison Financial Corporation	120
(4)	Subscription Agreement (attached as Exhibit A to the Offering Circular included in Part II)	
(6)(a)	Directors' 1999 Stock Option Plan, with amendments	140
(6)(b)	Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated October 15, 1998	149
(6)(c)	Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated February 1, 1999	162
(6)(d)	Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated June 15, 2000	176
(6)(e)	Lease Agreement between Madison Bank and University Shopping Center, dated September 9, 1996, Lease Modification dated October 10, 1996, and Addendum to Lease dated June 24, 1997	188
(6)(f)	Land Lease between Madison Bank and Hardy Oil Company, Inc., dated June 1, 1999	201
(6)(g)	Lease Agreement between Madison Insurance Agency and 1st Madison Properties, Inc., dated April 12, 2000	208
(6)(h)	Data Processing Agreement between Madison Bank and Computer Services, Inc., dated April 1, 2002	220
(6)(i)	Promissory Note of Madison Financial Corporation dated August 23, 2002 evidencing $1,000,000 line of credit, secured by 80,000 shares of Madison Bank stock	262
(10)	Consent of Baldwin, Upchurch & Foley, independent certified accountants	264
(11)	Opinion of counsel as to the legality of the securities offered	265
(12)	Form of letter to potential investors concerning availability of offering materials (previously filed)	

Exhibit (2)(a)

IN THE NAME AND BY THE AUTHORITY OF THE

COMMONWEALTH OF KENTUCKY

JOHN Y. BROWN III
SECRETARY OF STATE

CERTIFICATE

I, JOHN Y. BROWN III, Secretary of State for the Commonwealth of Kentucky, do certify that the foregoing writing has been carefully compared by me with the original record thereof, now in my official custody as Secretary of State and remaining on file in my office, and found to be a true and correct copy of ARTICLES OF INCORPORATION OF

MADISON FINANCIAL CORPORATION FILED NOVEMBER 5, 1998;

ARTICLES OF EXCHANGE OF MADISON BANK AND MADISON FINANCIAL CORPORATION FILED DECEMBER 29, 1998.

0464402

RECEIVED & FILED
2740.00
NOV 5 11 55 AM '98

ARTICLES OF INCORPORATION
OF
MADISON FINANCIAL CORPORATION

The undersigned Incorporator, William M. Walters, executes these Articles of Incorporation for the purpose of forming and does hereby form a corporation under the laws of the Commonwealth of Kentucky in accordance with the following provisions:

ARTICLE I.

NAME

The name of the corporation is Madison Financial Corporation.

ARTICLE II.

REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the corporation in the Commonwealth of Kentucky is 218 West Main Street, Richmond, Kentucky 40475. The registered agent for the corporation at that same address is Michael R. Eaves.

ARTICLE III.

PRINCIPAL OFFICE

The mailing address of the principal office of the corporation is 660 University Shopping Center, Richmond, Kentucky 40475.

ARTICLE IV.

POWERS

The corporation shall have all the powers conferred upon a corporation organized under the provisions of the Kentucky Business Corporation Act and shall have all powers necessary, proper, convenient or desirable in order to fulfill and further the purposes of the corporation.

ARTICLE V.

DURATION

The corporation shall have perpetual existence.

ARTICLE VI.

CAPITAL STOCK

The capital stock of the corporation shall consist of 1,000,000 shares of common stock having a par value of Ten Dollars ($10) per share.

The shareholders of the corporation shall have preemptive rights; provided, however, no preemptive rights shall exist to acquire shares of common stock issued, offered or sold [i] for the purpose of raising additional capital pursuant to a requirement or request of any federal or state regulatory agency having jurisdiction over the corporation, or [ii] pursuant to a stock compensation plan (including, without limitation, a stock option plan pursuant to which options or rights to purchase shares of common stock may be granted to officers, directors and/or employees) approved by the board of directors of the corporation.

This Article cannot be amended, altered or repealed without the approval of the holders of at least two-thirds of the outstanding stock of the corporation entitled to vote thereon.

ARTICLE VII.

BOARD OF DIRECTORS

The affairs of the corporation are to be conducted by a board of directors of not less than five (5) nor more than twenty-five (25) members, the number to be set by the directors as provided in the bylaws. The directors shall be divided into three classes, each class to be as nearly equal in number as possible. If the classes of directors are not equal, the board of directors shall determine which class shall contain an unequal number of directors. The term of office of directors of the first class ("Class I") shall expire at the first annual meeting of the shareholders following their election. The term of office of directors of the second class ("Class II") shall expire at the second annual meeting of shareholders following their election. The term of office of the directors of the third class ("Class III") shall expire at the third annual meeting of shareholders following their election. Thereafter, at each annual meeting of shareholders the successors to the class of directors whose term expires at the time of such meeting shall be elected to hold office until the third annual succeeding meeting.

If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. Any additional director or directors elected to fill a vacancy shall hold office for a term that shall expire at the time of the next annual meeting of shareholders at which directors are elected. In no case will a decrease in the number of directors shorten the term of any incumbent director.

In discharging his duties as a director and in determining what he reasonably believes to be in the best interests of the corporation, a director may, in addition to considering the effects of any action on shareholders of the corporation, and to the maximum extent permitted by law, consider any relevant factor. In considering the best interests of the corporation, the board of directors of the corporation may consider, in addition to the interests of the corporation's shareholders, any of the following: the interests of the corporation's employees, customers, suppliers and creditors; the economy of the state and the nation; community and societal considerations; and the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may be served by the continued independence of the corporation.

A director of the corporation may be removed from office by the shareholders of the corporation for cause only at a special meeting of shareholders called for that purpose; provided, however, that a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

This Article cannot be amended, altered or repealed without the approval of the holders of at least two-thirds of the outstanding stock of the corporation entitled to vote thereon.

ARTICLE VIII.

CALL OF SPECIAL MEETINGS OF SHAREHOLDERS

Special meetings of shareholders of the corporation may be called only by the board of directors pursuant to a resolution adopted by a majority of the directors, or by the holders of not less than fifty percent (50%) of all shares entitled to cast votes at the meeting. Notice of a special meeting must include a description of the purpose or purposes for which the meeting is called.

This Article cannot be amended, altered or repealed without the approval of the holders of at least two-thirds of the outstanding stock of the corporation entitled to vote thereon.

ARTICLE IX.

ELIMINATION OF DIRECTOR LIABILITY

No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for a breach of his or her duties as a director except for liability:

A. for any transaction in which the director's personal financial interest is in conflict with the financial interest of the corporation or its shareholders;

B. for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law;

C. for distributions made in violation of the Kentucky Revised Statutes; or

D. for any transaction from which the director derives an improper personal benefit.

If the Kentucky Revised Statutes are amended, after approval by the shareholders of this Article, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Kentucky Revised Statutes, as so amended. Any repeal or modification of this Article by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE X.

INDEMNIFICATION

1. Each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, formal or informal whether brought in the name of the corporation or otherwise and whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, may, subject to the terms of any express agreement between the corporation and such person, by action of the board of directors, be indemnified and held harmless by the corporation to the fullest extent permitted by Kentucky law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to

97

provide prior to such amendment), and applicable federal banking laws and regulations, against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection therewith; provided, however, that the corporation may, by action of the board of directors, indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by the board of directors of the corporation. The board of directors may, in its discretion, advance the payment of expenses.

2. The rights conferred on any person by Section 1 of this Article X shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the articles of incorporation, bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

3. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under applicable law.

4. Each and every paragraph, sentence, term and provision of this Article X is separate and distinct so that if any paragraph, sentence, term or provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of any other paragraph, sentence, term or provision hereof. To the extent required, any paragraph, sentence, term or provision of this Article X may be modified by a court of competent jurisdiction to preserve its validity and to provide the claimant with, subject to the limitations set forth in this Article X and any agreement between the corporation and the claimant, the broadest possible indemnification permitted under applicable law.

5. Any repeal or modification of this Article X shall not adversely affect any right of indemnification of a director, officer, employee or agent existing at the time of such repeal or modification with respect to any action or omission occurring prior to such repeal or modification.

ARTICLE XI.

CHANGE IN CONTROL

Subject to Article XII, the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock of the corporation shall be necessary for the approval of any share exchange, merger, consolidation or reorganization (other than any such share exchange, merger, consolidation or reorganization which occurs solely as a part of a reorganization in which shareholders exchange their shares of the corporation for shares of a newly formed holding company and as a result of which the shareholders receive substantially the same proportional share interests in the holding company as they held in the corporation, except for nominal changes in shareholders' interests resulting from lawful elimination of fractional interests and the exercise of dissenting shareholders' rights under Kentucky law), or any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the corporation, otherwise than in the usual and regular course of business, or any agreement, contract or other arrangement providing for, or any series of transactions resulting in, any of the transactions described above.

This Article cannot be amended, altered or repealed without the approval of the holders of at least two-thirds of the outstanding stock of the corporation entitled to vote thereon.

ARTICLE XII.

BUSINESS COMBINATIONS

In addition to any vote otherwise required by law or these articles of incorporation, any Business Combination (as hereinafter defined) must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock Beneficially Owned (as hereinafter defined) by an Interested Stockholder (as hereinafter defined). Failure to comply with the voting requirements of this Article shall render such Business Combination void.

For purposes of this Article:

[1] The term "Business Combination" shall mean [a] any merger or consolidation of the corporation with or into an Interested Stockholder or an Associate (as hereinafter defined) or Affiliate (as hereinafter defined) of an Interested Stockholder, irrespective of which party is the surviving entity, [b] any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of the corporation to an Interested Stockholder or an Associate or Affiliate of an Interested Stockholder, [c] any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of an Interested Stockholder or an Associate or Affiliate of an Interested Stockholder to the corporation, [d] the issuance of any securities of the corporation to an Interested Stockholder or an Associate or Affiliate of an Interested Stockholder other than shares of common stock of the corporation purchased or subscribed for pursuant to the exercise of preemptive rights or pursuant to any method affording substantially proportionate treatment to the holders of such shares, [e] any reclassification or recapitalization of or change in the stock of the corporation which has the effect of increasing the percentage of shares of stock of the corporation Beneficially Owned by an Interested Stockholder, or [f] any agreement, contract or other arrangement providing for, or any series of transactions resulting in, any of the transactions described above; provided, however, that the term "Business Combination" shall not include any transaction which occurs solely as a part of a reorganization in which shareholders

exchange their shares of the corporation for shares of a newly formed holding company and as a result of which the shareholders receive substantially the same proportional share interests in the holding company as they held in the corporation, except for nominal changes in shareholders' interests resulting from lawful elimination of fractional interests and the exercise of dissenting shareholders' rights under Kentucky law.

[2] The term "Interested Stockholder" shall mean and include any individual, corporation, partnership, or other person or entity which, together with and including their Affiliates and Associates (as defined below) Beneficially Owns in the aggregate more than fifteen percent (15%) of the outstanding common stock of the corporation; provided, however, that the term "Interested Stockholder" shall not include any person who owns one hundred percent (100%) of the outstanding common stock of the corporation, or any Affiliate or Associate of such person.

[3] The term "Affiliate" shall mean a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified person.

[4] The term "Associate" of any person shall mean:

[a] Any corporation or organization (other than this corporation) of which such person is an officer, director or partner, or is the Beneficial Owner of more than fifteen percent (15%) of any voting security of the corporation;

[b] Any trust or other estate in which such person has a more than fifteen percent (15%) beneficial interest or serves as trustee or in a similar fiduciary capacity;

[c] Any relative or spouse of such person, or any relative of such spouse, who has the same home address as such person.

[5] "Beneficial Owner," including the term "Beneficially Owns", when used with respect to any voting securities of the corporation, means a person:

[a] That, beneficially or with any of its Affiliates or Associates, beneficially owns voting securities of the corporation, directly or indirectly; or

[b] That, individually or with any of its Affiliates or Associates has:

[i] The right to acquire voting securities of the corporation (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement, or understanding or upon the

exercise of conversion rights, exchange rights, warrants or options, or otherwise; or

[ii] The right to vote voting securities of the corporation pursuant to any agreement, arrangement, or understanding; or

[c] That has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting or disposing of any voting securities of the corporation with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares of voting securities of the corporation.

A majority of the independent members of the board of directors who are not Interested Stockholders or Associates or Affiliates of Interested Stockholders shall have conclusive power and authority to determine, for the purpose of this Article: [i] whether a person is an Interested Stockholder; [ii] whether a person is an Affiliate or Associate of another; [iii] whether a transaction constitutes a Business Combination; [iv] whether two or more transactions constitute a "series of related transactions"; and [v] such other matters with respect to which a determination is required under this Article. Any such determination shall be final and binding for all purposes hereunder.

In addition to any other vote that may be required, the affirmative vote of the holders of two-thirds of the stock of this corporation not then voting stock Beneficially Owned by an Interested Stockholder shall be required to amend this Article.

ARTICLE XIII

INCORPORATOR

The name and address of the Incorporator are William M. Walters, 660 University Shopping Center, Richmond, Kentucky 40475.

IN WITNESS WHEREOF, the undersigned Incorporator has executed these Articles of Incorporation this 3 day of November, 1998.

William M. Walters

William M. Walters

THIS INSTRUMENT PREPARED BY:

Jane C. Foushee

Jane C. Foushee', Esq.
WYATT, TARRANT & COMBS
Citizens Plaza
Louisville, Kentucky 40202
502/589-5235

COMMONWEALTH OF KENTUCKY
JOHN Y. BROWN III
SECRETARY OF STATE

STATEMENT OF CONSENT OF REGISTERED AGENT

Pursuant to the provisions of KRS Chapter 271B, 273, 275 or 362, the undersigned hereby consents to act as registered agent on behalf of the business entity named below and for that purpose submits the following statements:

1. The business entity is [XX] a corporation (KRS 271B or KRS 273)
   [ ] a limited liability company (KRS 275)
   [ ] a limited partnership (KRS 362)

2. The name of the business entity is

   Madison Financial Corporation

3. The state or country of incorporation, organization or formation is Kentucky

4. The name of the initial registered agent is

   Michael R. Eaves

5. The street address of the registered office address in Kentucky is

   218 West Main Street, Richmond, Kentucky 40475

   Street City State Zip Code

[signature]
Signature of registered agent

Michael R. Eaves
Type or Print Name & Title if applicable

Date 11-3 19 98

#0421405 A
#0464402-A

RECEIVED & FILED
[illegible]
DEC 29 3 02 PM '98
[illegible]

ARTICLES OF EXCHANGE
OF
MADISON BANK #0421405
AND
MADISON FINANCIAL CORPORATION
#0464402

Pursuant to the provisions of KRS 271B.11-050, Madison Bank ("Madison") and Madison Financial Corporation ("MFC") do hereby execute the following Articles of Exchange:

1. Plan of Exchange. The Plan of Exchange of Madison and MFC ("Plan of Exchange") is attached hereto as Exhibit A and incorporated by this reference as if fully set forth herein.

2 Manner of Adoption. With respect to Madison, the designation and number of outstanding shares, the number of votes entitled to be cast by the sole voting group entitled to vote separately on the Plan of Exchange and the number of votes of the sole voting group indisputably represented at the meeting is as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Indisputably Represented at the Meeting
Common Stock	223,890	223,890	188,641

With respect to Madison, the total number of undisputed votes cast by the sole voting group for the Plan of Exchange was 187,841 The number of votes cast for the Plan of Exchange by the sole voting group was sufficient for approval by that voting group.

With respect to MFC, approval by the shareholders was not required

IN WITNESS WHEREOF, Madison and MFC have executed these Articles of Exchange as of the 28th day of December, 1998.

MADISON BANK

By: William M. Walters
William M. Walters, President

MADISON FINANCIAL CORPORATION

By: William M. Walters
William M. Walters, President

THIS INSTRUMENT PREPARED BY:

Jane C. Foushee
Jane C. Foushee'
WYATT, TARRANT & COMBS
2800 Citizens Plaza
Louisville, Kentucky 40202
(502) 589-5235

12-29-98

EXHIBIT A

PLAN OF EXCHANGE
BETWEEN
MADISON BANK
AND
MADISON FINANCIAL CORPORATION

This Plan of Exchange is made between Madison Bank ("Bank") and Madison Financial Corporation ("Holding Company").

Premises:

Bank is a banking corporation organized under the laws of the Commonwealth of Kentucky, headquartered in Richmond, Madison County, Kentucky. The Bank's authorized capital stock consists of 1,000,000 shares of common stock, par value $10 per share, of which 223,890 shares were issued and outstanding as of September 30, 1998. The board of directors of Bank has determined that it is in the best interests of Bank and its shareholders to reorganize the stock ownership of Bank into a holding company structure.

Holding Company is a Kentucky corporation that was formed for the purpose of becoming the holding company of Bank. Holding Company's authorized capital stock consists of 1,000,000 shares of common stock, par value $10 per share, of which no shares are currently issued and outstanding.

This Plan of Exchange provides for the exchange of shares of common stock of Bank for shares of common stock of Holding Company, as a result of which the shareholders of Bank will become shareholders of Holding Company, which in turn will own all of the outstanding shares of Bank. The boards of directors of Bank and Holding Company have unanimously approved and adopted this Plan of Exchange and the transactions contemplated hereby. It is the intention of the parties to this Plan of Exchange that (1) this Plan of Exchange shall constitute a "plan of exchange" within the meaning of KRS 271B.11-020, and that (2) for federal income tax purposes the exchange will be a tax deferred transaction under Section 351 or Section 368(a)(1)(B) of the Internal Revenue Code.

NOW, THEREFORE, the parties agree as follows:

Section 3.

The name of the corporation whose shares are being acquired is Madison Bank. The name of the acquiring corporation is Madison Financial Corporation.

Section 4.

At the effective time of the exchange, except for "Dissenting Shares", as defined below, each issued and outstanding share of Bank shall, by virtue of the exchange, automatically be exchanged for one share of common stock of Holding Company. All previously issued and outstanding certificates representing shares of the common stock of Bank shall, at the effective time of the exchange, represent the right to receive shares of common stock of Holding Company at the rate of one share of common stock of Holding Company for each share of common stock of Bank.

2 By virtue of the exchange, Holding Company shall own all of the issued and outstanding shares of Bank, and Bank shall be a wholly owned subsidiary of Holding Company

The term "Dissenting Shares" means any shares of Bank with respect to which the record or beneficial holder has properly perfected the holder's dissenters' rights under Subtitle 13 of the Kentucky Business Corporation Act. Dissenting Shares shall not be converted into shares of common stock of Holding Company in the exchange but, at and after the effective time, shall represent only the right to receive payment in accordance with Subtitle 13 of the Kentucky Business Corporation Act; provided, however, that the payment of the fair value shall be made by Holding Company or Bank.

Section 5.

To complete the exchange, Bank and Holding Company shall prepare Articles of Exchange, which shall include this Plan of Exchange, in accordance with KRS 271B.11-050, and shall file the Articles of Exchange with the Kentucky Secretary of State.

The exchange shall become effective at the time the Articles of Exchange are filed with the Kentucky Secretary of State or at such later time as may be specified as the effective time in the Articles of Exchange.

Effective at the effective time of the exchange, the shares of Bank shall be exchanged for shares of Holding Company as provided in Section 2 o. this Plan, and the former holders of shares of the Bank shall be entitled only to the exchange rights provided in the Articles of Exchange or, with respect to Dissenting Shares, their rights under Subtitle 13 of the Kentucky Business Corporation Act.

Section 6.

Consummation of the exchange, and the parties' obligations under this Plan of Exchange, shall be subject to the satisfaction of the following conditions:

a. This Plan of Exchange must be approved by the affirmative vote of shareholders owning a majority of the outstanding shares of Bank, at a meeting to be held on the call of the directors.

b. Each of Bank and Holding Company must receive all regulatory approvals required for the consummation of the transactions contemplated by this Plan of Exchange, on terms and conditions satisfactory to it, and all applicable regulatory waiting periods must have expired.

Section 7.

This Plan of Exchange may be terminated by the unilateral action of the board of directors of Bank or Holding Company at any time prior to the effective time.

2 This Plan of Exchange may be amended or supplemented at any time by mutual agreement of Holding Company and Bank. Any such amendment or supplement must be in writing and approved by their boards of directors.

WITNESS, the signatures of Holding Company and Bank this 10th day of November, 1998, each set by its president or a vice president, pursuant to resolutions of its board of directors, acting by a majority.

"BANK"

MADISON BANK

By /s/ William M. Walters
William M. Walters, President

"HOLDING COMPANY"

MADISON FINANCIAL CORPORATION

By /s/ William M. Walters
William M. Walters, President

3 900

Pref

0464402.09
John Y. Brown III
Secretary of State
Received and Filed
11/14/2002 02:46 PM
Fee Receipt: $2,040.00

Pcraine
PAOA

**ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
MADISON FINANCIAL CORPORATION**

Pursuant to the provisions of KRS 271B.10-060, Articles of Amendment to the Articles of Incorporation of Madison Financial Corporation (the "Corporation") are hereby adopted:

FIRST: The name of the Corporation is Madison Financial Corporation.

SECOND: Article VI of the Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

ARTICLE VI.

CAPITAL STOCK

The capital stock of the corporation shall consist of 1,000,000 shares of common stock having a par value of Ten Dollars ($10) per share (the "Common Stock"), and 1,000,000 shares of preferred stock having no par value which may be issued in such series and with such rights, preferences and limitations, including voting rights, as the board of directors may determine (the "Preferred Stock").

A. The Common Stock. Shares of the Common Stock may be issued from time to time as the board of directors shall determine and on such terms and for such consideration as shall be fixed by the board of directors. The corporation elects to have preemptive rights with respect to shares of Common Stock; provided, however, in addition to any exception provided by law, there shall be no preemptive rights with respect to shares of Common Stock issued, offered or sold [i] for the purpose of raising additional capital pursuant to a requirement or request of any federal or state regulatory agency having jurisdiction over the corporation, or [ii] pursuant to a stock compensation plan (including, without limitation, a stock option plan pursuant to which options or rights to purchase shares of Common Stock may be granted to officers, directors and/or employees) approved by the board of directors of the corporation.

B. The Preferred Stock. Shares of the Preferred Stock may be issued from time to time in one or more series as may from time to time be determined by the board of directors of the corporation. The board of directors may determine the preferences, limitations and relative rights (to the maximum extent permitted by law) of the Preferred Stock, as a class, before the issuance of any shares of Preferred Stock, and one or more series within the Preferred Stock, before the issuance of any shares of that series. In addition, the board of directors may make changes to the Preferred Stock or any series of Preferred Stock so created by it to the maximum extent permitted by law. The corporation elects to have no preemptive rights with respect to shares of Preferred Stock.

C. Other Provisions. Subject to the preferences, limitations and relative rights of the Preferred Stock, or any series of Preferred Stock, as determined by the board of directors, and except as otherwise provided in the Articles of Incorporation of the corporation, as amended from time to time:

1. Shares of any series of Preferred Stock may be issued from time to time as the board of directors shall determine and on such terms and for such consideration as shall be fixed by the board of directors; and

2. Each outstanding share of Common Stock shall be entitled to one vote on each matter voted on at a shareholders' meeting. The holders of Common Stock shall be entitled to receive the net assets of the corporation upon dissolution; and

3. No shares of Preferred Stock shall be entitled to vote on any matter voted on at a shareholders' meeting (other than as required by law). For purposes of these Articles of Incorporation, shares of Preferred Stock shall not be deemed to be voting stock of the corporation. To the extent any Article of these Articles of Incorporation (including, without limitation, this Article, Article VII, Article VIII, Article XI and Article XII) imposes any special voting requirement not otherwise required by law, such voting requirement shall not apply to shares of Preferred Stock and shall not be construed as giving a right to vote with respect to any shares of Preferred Stock.

This Article cannot be amended, altered or repealed without the approval of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote thereon (voting together as a single voting group). This voting requirement shall be in addition to any other vote required by law or any other provision of the Articles of Incorporation of the corporation, as amended from time to time, but shall not apply to any amendment, alteration or repeal the board of directors is authorized to adopt without shareholder action.

THIRD: The foregoing amendment to the Articles of Incorporation does not provide for an exchange, reclassification or cancellation of issued shares.

FOURTH: The foregoing amendment to the Articles of Incorporation was adopted on September 5, 2002.

FIFTH: The designation, number of outstanding shares, number of votes entitled to be cast by the sole voting group entitled to vote separately on the approval of the foregoing amendment to the Articles of Incorporation, and the number of votes indisputably represented at the meeting at which such amendments were adopted are as follows: PAGE 594

Designation	Number of Outstanding Shares	Number of Votes Entitled to be Cast by Sole Voting Group	Number of Votes Indisputably Represented at the Meeting
Common	218,890	218,890	191,550

BOOK 27

SIXTH: The total number of undisputed votes cast in favor of the foregoing amendment to the Articles of Incorporation by the sole voting group entitled to vote separately thereon was 169,087 and was sufficient for approval of such amendment by that voting group.

Dated as of November 14, 2002.

MADISON FINANCIAL CORPORATION

By: William M. Walters

Title: President & CEO

THIS INSTRUMENT PREPARED BY:

Jane C. Foushee

Jane C. Foushèe
WYATT, TARRANT & COMBS, LLP
PNC Plaza
Louisville, Kentucky 40202
(502) 589-5235

DOCUMENT NO: 287278
RECORDED ON: NOVEMBER 26,2002 12:27:06PM
TOTAL FEES: $9.00
COUNTY CLERK: MARY JANE GINTER
COUNTY: MADISON COUNTY
DEPUTY CLERK: LORENA BURNS

BOOK 27 PAGES 592 - 594

7 1700

0464402.09
John Y. Brown III
Secretary of State
Received and Filed
11/14/2002 02:49 PM
Fee Receipt: $40.00

Pcraine PAOA

ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION OF MADISON FINANCIAL CORPORATION

Pursuant to the provisions of KRS 271B.6-020, these Articles of Amendment to the Articles of Incorporation of Madison Financial Corporation (the "Corporation") are hereby adopted for the purpose of determining the preferences, limitations and relative rights of the 1,000,000 shares of preferred stock of the Corporation, no par value per share (the "Preferred Stock"), authorized in the Corporation's Articles of Incorporation, and of a series of Preferred stock to be designated as "Series A Cumulative Nonvoting Preferred Stock":

FIRST: The name of the Corporation is Madison Financial Corporation.

SECOND: The text of the amendment determining the terms of the Preferred Stock is as follows:

> Pursuant to the authority granted to the Board of Directors by Section B of Article VI of the Corporation's Articles of Incorporation and KRS 271B.6-020, as amended (the "Articles"), the Board hereby establishes the following general preferences, limitations and relative rights of the 1,000,000 shares of preferred stock of the Corporation, no par value per share (the "Preferred Stock"), authorized in the Corporation's Articles:
>
> Except as otherwise provided by the Board of Directors of the Corporation in establishing a particular series of Preferred Stock, all shares of Preferred Stock shall rank equally and be identical in all respects except as to the relative rights, limitations and preferences of any series fixed and determined by resolution or resolutions of the Board of Directors in accordance with the Articles, which may vary to the extent permitted by the Kentucky Business Corporation Act.
>
> Except as otherwise expressly provided by law or as otherwise provided by the Board of Directors in establishing a particular series of Preferred Stock, shares of Preferred Stock shall be preferred as to the payment of dividends over any other class of stock of the Corporation, and shall be preferred as to assets over any other class of stock of the Corporation upon liquidation, dissolution or winding up of the affairs of the Corporation.
>
> Except as otherwise expressly provided by law or as otherwise provided by the Board of Directors in establishing a particular series of Preferred Stock, shares of Preferred Stock shall not be entitled to any vote on any matter submitted to a vote at a meeting of shareholders (or submitted for action pursuant to written consent in lieu of a meeting) or to any notice thereof (including without limitation of the taking of any action pursuant to written consent in lieu of a meeting), including without limitation the election of directors of the Corporation.

THIRD: The text of the amendment determining the terms of the Series A Cumulative Nonvoting Preferred Stock is as follows:

1. Designation, Par Value and Number. 30,000 shares of authorized Preferred Stock of the Corporation are hereby constituted as a series of Preferred Stock, having no par value per share, designated as "Series A Cumulative Nonvoting Preferred Stock," hereinafter called "Series A Preferred Stock". In accordance with the terms hereof, each share of Series A Preferred Stock shall have the same relative rights and be identical in all respects with each other share of Series A Preferred Stock.

2. Voting Rights. Except as otherwise expressly provided by law, shares of Series A Preferred Stock shall not be entitled to any vote on any matter or question submitted to a vote at a meeting of shareholders (or submitted for action pursuant to written consent in lieu of a meeting) or to any notice thereof (including without limitation notice of the taking of any action pursuant to written consent in lieu of a meeting), including without limitation the election of directors of the Corporation.

3. Dividends.

A. The holders of shares of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, cumulative semi-annual dividends payable in cash on May 30 and November 30 in each year, beginning on the first such date to occur after the issuance of such shares, at the annual rate of $6.50 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) and no more. Dividends payable on the Series A Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate of $6.50 by two. Dividends payable on the Series A Preferred Stock [i] for the period from the date of issuance thereof to the first subsequent regular dividend payment date and [ii] in the case of shares called for redemption, from the last regular dividend payment date to the date of redemption, shall be prorated according to the number of days elapsed prior to the date of payment over an assumed year of 365 days. Such dividends shall accrue and cumulate on each share from the date of issuance of shares of Series A Preferred Stock, and shall accrue and cumulate from day to day, whether or not earned or declared. Unpaid accumulated dividends on the shares of Series A Preferred Stock shall not bear interest. The Board of Directors shall fix a record date for the determination of holders of shares of the Series A Preferred Stock entitled to receive payment of each dividend or distribution declared thereon.

B. No dividends or other distributions (other than those payable solely in the Common Stock of the Corporation) shall be declared or paid on any Common Stock of the Corporation (or any shares of any other series of Preferred Stock ranking as to dividends or liquidation junior to the Series A Preferred Stock) at any time and for so long as there shall not have been declared and paid or set apart for payment all amounts necessary to eliminate any arrearage in payment of the aforesaid dividends on the Series A Preferred Stock.

4. Liquidation Preference.

A. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive out of funds legally available therefor, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock of the Corporation (or of any shares of any other series of Preferred Stock ranking as to dividends or liquidation junior to the Series A Preferred Stock) by reason of their ownership thereof, the amount of $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accrued or declared but unpaid dividends on such share, including a pro rata dividend according to the number of days elapsed prior to the date of payment over an assumed year of 365 days (collectively, "Accrued Dividends") for each share of Series A Preferred Stock then held by them. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder would have otherwise received.

B. Whenever the distribution provided for in this paragraph 4 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board of Directors.

5. Conversion Rights. Shares of Series A Preferred Stock shall not be convertible into shares of Common Stock of the Corporation.

6. Redemption.

A. Corporation's Optional Redemption. At its option, the Corporation may redeem, in whole or from time to time in part, any or all of the outstanding shares of Series A Preferred Stock by paying in cash therefor a sum equal to $100.00 per share of Series A Preferred Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all Accrued Dividends thereon; provided, however, that if the Corporation exercises the foregoing redemption right prior to November 30, 2007, then the redemption price shall be a sum equal to $102.50 per share of Series A Preferred Stock to be redeemed (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus Accrued Dividends thereon. The Corporation shall give written notice of any such redemption to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the Series A Preferred Stock then outstanding, which notice shall be mailed, first class postage prepaid, to each holder at the address last shown on the records of the Corporation for such holder, and shall specify a date not less than 15 nor more than 60 days after the date of such notice as the date for such redemption (the "Redemption Date"). Any redemption effected pursuant to this paragraph 6.A shall be made on a pro-rata basis among the holders of the Series A Preferred Stock then outstanding in proportion to the shares of Series A Preferred Stock then held by them.

B. At least 15 days but no more than 60 days prior to the Redemption Date, written notice shall be mailed, first class postage prepaid, to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the Series A Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the date of the redemption, the redemption price therefor, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the holder's certificate or certificates representing the shares to be redeemed (the "Redemption Notice"). Except as provided in paragraph 6.C below, on or after the date specified in the Redemption Notice, each holder of Series A Preferred Stock to be redeemed shall surrender to the Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the redemption price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

C. From and after any Redemption Date, unless there shall have been a default in payment of the redemption price for the shares of Series A Preferred Stock to have been redeemed, all rights of the holders of shares of Series A Preferred Stock designated for redemption in the Redemption Notice as holders of Series A Preferred Stock (except the right to receive the redemption price therefor without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Series A Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of Series A Preferred Stock. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series A Preferred Stock, such funds will immediately be used to redeem the balance of the shares that the Corporation has become obliged to redeem on any Redemption Date, but which it has not redeemed, in accordance with a procedure substantially similar to that described above and approved by the Board of Directors.

PAGE 599

D. As one possible (though not exclusive) method of payment of the redemption price for the shares of Series A Preferred Stock to be redeemed, such method of payment to ultimately be determined and approved by the Board of Directors, on or prior to each Redemption Date, the Corporation may, deposit the amount of the redemption price of all shares of Series A Preferred Stock designated for redemption in the Redemption Notice and not yet redeemed with a bank or trust company having aggregate capital and surplus in excess of $10,000,000 as a trust fund for the benefit of the respective holders of the shares designated for redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust company to pay said redemption price for such shares to the respective holders on or after the Redemption Date upon receipt of notification from the Corporation that such holder has surrendered his or her share certificate to the Corporation pursuant to paragraph 6.B of this Section 6. As of the Redemption Date, the deposit shall constitute full payment of the shares to their holders, and from and after the Redemption Date the shares so called for redemption shall be redeemed and shall be deemed to be no longer outstanding, and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the rights to receive from the bank or trust company payment of the redemption price of the shares, without interest, upon surrender of their certificates therefor. The balance of any moneys deposited by the Corporation pursuant to this paragraph 6.D remaining unclaimed at the expiration of two years following the Redemption Date shall thereafter be returned to the Corporation upon its request expressed in a resolution of its Board of Directors.

BOOK 27

FOURTH: The foregoing amendments to the Articles of Incorporation were adopted on November 14, 2002.

FIFTH: The foregoing amendments to the Articles of Incorporation were duly adopted by the Board of Directors of the Corporation.

Dated as of November 14, 2002.

117

MADISON FINANCIAL CORPORATION

By: William M. Walters

Title: President & CEO

PAGE 601

THIS INSTRUMENT PREPARED BY:

BOOK 27

Jane C. Foushèe

Jane C. Foushèe
WYATT, TARRANT & COMBS, LLP
PNC Plaza
Louisville, Kentucky 40202
(502) 589-5235

DOCUMENT NO: 287279
RECORDED ON: NOVEMBER 26,2002 12:29:45PM
TOTAL FEES: $17.00
COUNTY CLERK: MARY JANE GINTER
COUNTY: MADISON COUNTY
DEPUTY CLERK: LORENA BURNS

BOOK 27 PAGES 595 - 601

119

BYLAWS
OF
MADISON FINANCIAL CORPORATION

ARTICLE I
OFFICES

SECTION 1.01. PRINCIPAL OFFICE. The principal office of MADISON FINANCIAL CORPORATION ("the Corporation") shall be located at 660 University Shopping Center, Richmond, Kentucky.

SECTION 1.02. REGISTERED OFFICE. The registered office of the Corporation may be, but need not be, identical with its principal office. The address of the registered office, and the registered agent at such registered office, may be changed from time to time by the Board of Directors.

SECTION 1.03. OTHER OFFICES. The Corporation may have such other offices or branches as may be permitted under the laws of the Commonwealth of Kentucky.

ARTICLE II
CAPITAL STOCK

SECTION 2.01. PAYMENT FOR SHARES. The consideration for the issuance of shares by the Corporation may be paid only by an equivalent in money paid or by an exchange of shares in Madison Bank, a Kentucky banking corporation. When payment of the consideration or an exchange of the shares shall have been received by the Corporation, such shares shall be deemed to be fully paid and non-assessable.

SECTION 2.02. CERTIFICATES REPRESENTING SHARES. Certificates representing shares of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the Chairman of the Board of Directors and Secretary of the Corporation and may be sealed with the seal of the Corporation or a facsimile thereof. All certificates shall be consecutively numbered and shall state on the face thereof that the Corporation is organized under the laws of the Commonwealth of Kentucky, the name of the person to whom issued, the number and class of shares, the designation of the series, if any, which such certificate represents and the par value of each share represented by such certificate or that each share is without par value.

SECTION 2.03. TRANSFER OF SHARES. The certificates representing shares of the Corporation shall be issued from stock certificate books kept by the Corporation at its principal office, which shall contain in the margin or stub of each certificate, the name and address of the shareholder, the number of shares and the date of issue or transfer. The person in whose name shares stand on the books of the Corporation shall be deemed to be the owner thereof for all purposes of the Corporation. The Corporation shall register a transfer of a certificate evidencing shares of the Corporation presented to it for transfer if:

(1) Endorsement. The certificate is properly endorsed by the registered holder or by his duly authorized agent and surrendered to the Corporation for cancellation;

(2) Reasonable Assurance. Reasonable assurance is given the Corporation that the endorsements are genuine and effective; and

(3) Adverse Claims. The Corporation has no notice of any adverse claims or has discharged any duty to inquire into any such claims.

SECTION 2.04. LOST, DESTROYED OR STOLEN CERTIFICATES. The Corporation shall issue a new certificate in the place of the original certificate when the holder of record of the certificate:

(1) Claim. Makes proof in affidavit form that it has been lost, destroyed or wrongfully taken;

(2) Timely Request. Requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim;

(3) Indemnity Bond. Furnishes to the Corporation, if the Secretary shall so require, a bond in such form and amount, and with such surety or sureties, as the Corporation

may require indemnifying the Corporation against any claim that may be made on account of the alleged loss, destruction or wrongful taking of the Certificate; and

(4) Other Requirements. Satisfies any other reasonable requirements imposed by the Corporation.

ARTICLE III
SHAREHOLDERS

SECTION 3.01. PLACE OF MEETINGS. The Board of Directors may designate any place within the Commonwealth of Kentucky as the place of meeting for the annual or any special meeting of shareholders called by the Board of Directors. If no designation is made, the place of the meeting shall be the principal office of the Corporation.

SECTION 3.02. ANNUAL MEETING. The annual meeting of shareholders shall be held on the third Monday in April of each year, or on such other date as the Board of Directors, by Resolution, shall determine. The time and place of such annual meeting shall likewise be determined by the Board of Directors. The annual meeting shall be held for the purpose of reviewing reports of the Corporation's affairs, electing directors and transacting such other business as may come before the meeting. If the election of directors is not held on the date designated for any annual meeting, or any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of shareholders held as soon thereafter as may be convenient.

SECTION 3.03. SPECIAL MEETINGS. Special meetings of the shareholders of the Corporation may be called in accordance with the Corporation's Articles of Incorporation

SECTION 3.04. NOTICE OF MEETINGS - WAIVER. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by regular mail, by or at the direction of the President or Secretary of the

Corporation, or the person calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the records of the Corporation with postage thereon prepaid. Call or notice of any shareholders' meeting may be waived in writing by any shareholder at any time before or after the meeting. Attendance by a shareholder, without objection to the notice, whether in person or by proxy, at a shareholders' meeting shall constitute a waiver of call and notice of the meeting.

SECTION 3.05. QUORUM. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. If less than a majority of the shares entitled to vote are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice, provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given. The shareholders present at a duly organized meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 3.06. INSPECTORS OF ELECTION. The Board of Directors may, and in the event of its failure to do so, the Chairman of the Board, shall appoint Inspectors of Election who shall determine the presence of a quorum, the validity of proxies, and the results of all elections and all other matters voted on by shareholders at all annual and special meetings of shareholders.

SECTION 3.07. CLOSING OF TRANSFER BOOKS AND FIXING OF RECORD DATE. The Board of Directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose.

Such date shall not be more than 50 days nor, in the case of a meeting of shareholders, less than 10 days, prior to the date on which the particular action requiring such determination of shareholders entitled to notice of or to vote at a meeting of the shareholders, or shareholders entitled to receive payment of a dividend. The first date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, the determination shall apply to any adjournment thereof, unless the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting, in which case the Board shall fix a new record date.

SECTION 3.08. VOTING LIST AND SHARE LEDGER. The Secretary of the Corporation shall make a complete record of the shareholders entitled to vote at any meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be kept at the Corporation's principal offices and shall be subject to the inspection by any shareholder during normal business hours. Such list shall also be produced and kept open for inspection at any meeting of the shareholders. The original share ledger or stock transfer book, or a duplicate thereof kept in this Commonwealth, shall be prima facia evidence as to the shareholders entitled to examine such list or share ledger or stock transfer book, or the shareholders entitled to vote at any meeting of shareholders or to receive any notice or dividend.

SECTION 3.09. PROXIES. At all meetings of shareholders, a shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact and filed with the Secretary of the Corporation before or at the time of the meeting. The revocation of the proxy shall not be effective until the Secretary of the Corporation has received written notice thereof.

SECTION 3.10. VOTING OF SHARES. Subject to the provisions of Section 3.12 of these Bylaws, each outstanding share of the capital stock of the Corporation shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of shareholders.

SECTION 3.11. VOTING OF SHARES BY CERTAIN HOLDERS. At all meetings of shareholders:

(1) Shares of the Corporation standing in the name of another corporation, domestic or foreign, may be voted by either the President of such corporation or by proxy appointed by him unless some other person produces a certified copy of a resolution of the Board of Directors of such other corporation authorizing such other person to vote such shares.

(2) Shares of the Corporation held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but such trustee shall not be entitled to vote shares held by him unless such shares are transferred into his name.

(3) Shares of the Corporation held jointly by three (3) or more fiduciaries shall be voted in a manner determined by the majority of such fiduciaries unless the instrument or order appointing the fiduciaries otherwise directs.

(4) Shares of the Corporation standing in the name of a receiver may be voted by such receiver, and such shares held by or under the control of a receiver may be voted by such receiver without transfer thereof into his name if authority so to do is obtained in an appropriate order of the court by which such receiver was appointed.

(5) A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

SECTION 3.12. CUMULATIVE VOTING. At each election of directors, each shareholder of the Corporation entitled to vote at such election shall have the right to cast, in person or by proxy, as many votes in the aggregate as he shall be entitled to vote under Section 3.10 of these Bylaws, multiplied by the number of directors to be elected at such election; and each shareholder may cast the whole number of votes for one candidate, or distribute such votes among two or more candidates.

SECTION 3.13. SHAREHOLDER ACTION WITHOUT A MEETING. Any action required to be taken at a meeting of shareholders of the Corporation, or any action which may be taken at a meeting of such shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken shall be signed by all the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same effect as a unanimous vote of shareholders, and may be stated as such in any documents filed with the Kentucky Secretary of State.

SECTION 3.14 NOMINATION OF DIRECTORS. Nominations for election to the Board of Directors may be made only by the Board of Directors or by any shareholder of any outstanding class of stock of the Corporation entitled to vote for the election of directors. Nominations, other than those made by act of the Board of Directors, shall be made at the shareholders meeting but only if a written notice of the intent to make the nomination is sent to and received by the Secretary of the Corporation not less than seven days prior to any meeting of shareholders called for the election of directors. Such notice shall contain the following information: (i) the name and address of each proposed nominee; (ii) the principal occupation of each proposed nominee; (iii) the name and residence address of the individual giving such notice; (iv) the number of shares of capital stock of the Corporation owned by the individual giving such notice; (v) to the extent known, the total number of shares of capital stock of the Corporation that will be voted for each such nominee at the meeting. Nominations not made in accordance herewith, whether made before or at any meeting of the shareholders, shall be disregarded by the Chairman of the meeting, and all votes cast for each such nominee will be disregarded.

ARTICLE IV
THE BOARD OF DIRECTORS

SECTION 4.01. GENERAL POWERS, NUMBER AND ELECTION. The business and affairs of the Corporation, and all power or authority to act for and on behalf or the Corporation, shall originate from and be managed and controlled by, the Board of Directors.

The number of directors of the Corporation shall be not less than five (5) nor more than twenty-five (25). Within the limits specified in the preceding sentence, prior to each annual meeting of the shareholders the Board of Directors shall determine (1) the total number of directors of the Corporation; (2) the number of directors to serve as Class I, Class II and Class III directors (subject to the terms of office of incumbent directors); provided, however, that at any meeting of the Board of Directors, the Board (i) may increase the number of directors but always within the limits stated in the first sentence of this Section 4.01, (ii) shall apportion the vacancies created among the classes so as to maintain the number of directors as equal as possible, and thereafter, (iii) may elect persons to serve in the vacancies created thereby. Any additional director or directors elected to fill a vacancy shall hold office for a term that shall expire at the time of the next annual meeting of shareholders at which directors are elected. Each director elected by the shareholders shall hold office for the term which he or she is elected or until his or her successor shall have been elected and qualifies for the office, whichever period is longer.

The term of service of the initial directors of the Corporation shall expire at the first shareholders meeting at which directors are elected. At such meeting, three classes of directors shall be elected; the initial or first term of office for each class being as follows:

Class I directors for a term of one year;

Class II directors for a term of two years;

Class III directors for a term of three years.

At the first shareholders meeting at which directors are elected, the Secretary shall, immediately following the election of all the directors, determine by random drawing the class to which each such director shall be assigned.

As the term of office for each of the three classes of directors expires, as set forth above, such class of directors shall thereafter be elected to a term of three years, so that the term for each class of directors shall be staggered, as related to the term for the other classes of directors.

In addition to the other powers granted to it by these Bylaws, the Board of Directors shall have power to:

(1) Manage and administer the affairs of the Corporation;

(2) Elect/select officers and appoint committees of the Board;

(3) Make final determinations as to which persons may become transferees of stock of the Corporation and to hear and resolve disputes relating thereto;

(4) Arrange for the raising of funds to support the activities or programs of the Corporation and control the disbursement of these funds;

(5) Enter into and authorize any officer to enter into any agreements or contracts with any person, firm, corporation or governmental agency which will, in the judgment of the directors, further and be consistent with the purposes of the Corporation;

(6) Approve the budget of the Corporation;

(7) Otherwise do and perform all acts authorized by the laws of the Commonwealth of Kentucky to be done by the Corporation, not inconsistent with the Articles of Incorporation or these Bylaws.

SECTION 4.02. ADVISORY DIRECTORS. The Board of Directors may elect advisory directors on an annual basis. Such directors shall be eligible to attend all meetings of the Board of Directors and provide general policy advice thereto but shall not be authorized to vote on any matter coming before the Board of Directors. An advisory director shall receive such compensation as may be determined, from time to time, by resolution of the Board of Directors. An advisory director may be removed at any time by the Board of Directors.

SECTION 4.03. VACANCIES AND ADDITIONAL DIRECTORS. The Board of Directors may, from time to time but within the limits specified in Section 4.01 of these Bylaws, increase the number of directors of the Corporation, and any directorship to be filled by reasons of such increase may be filled by the affirmative vote of a majority of the full Board of Directors for a term of office continuing until the next election of directors by the shareholders.

SECTION 4.04. PLACE OF MEETINGS. All meetings of the Board of Directors shall be held at the principal office of the Corporation or at such other place as may be specified in the notice of the meeting.

SECTION 4.05. ANNUAL AND REGULAR MEETINGS. The annual meeting of the Board of Directors shall be held without other notice than this Section of the Bylaws immediately after and at the same place as the annual meeting of shareholders for the purpose of organization, election of officers, appointment of committees and consideration of such other business as may properly come before the meeting. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings of the Board of Directors without other notice than such resolution.

SECTION 4.06. SPECIAL MEETINGS - NOTICE AND WAIVER. Special meetings of the Board of Directors may be called by the President or any director of the Corporation. Written notice of any special meeting shall be given not later than two days immediately preceding the day of the meeting, or by word of mouth, telephone or other communication received not later than during the day immediately preceding the day of the meeting. Any director may waive notice of any special meeting before or after such special meeting. The attendance of a director at any special meeting shall constitute a waiver of notice of such meeting, except where a director attends such meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any special meeting of the Board of Directors, need be specified in the notice or waiver of notice of such meeting.

SECTION 4.07. QUORUM. A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, provided that if less than a majority of the Directors are present at such meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice. The directors present at a duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

SECTION 4.08. MANNER OF ACTING. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act by a greater number is required by statute, the Articles of Incorporation or these Bylaws.

SECTION 4.09. DIRECTOR ACTION WITHOUT A MEETING. Any action required to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the Board of Directors or of a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same effect as a unanimous vote, and may be stated as such in any documents filed with the Kentucky Secretary of State.

Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone call or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other at the same time, and participation in a meeting pursuant to this Section shall constitute presence in person at the meeting.

SECTION 4.10. COMPENSATION. The Board of Directors shall fix the compensation for members of the Board and for service on any committee of the Board, and the method of payment thereof. Nothing in this Section shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 4.11. STANDING AND SPECIAL COMMITTEES. The Chairman of the Board shall propose to the Board, for its acceptance by resolution, appointment to committees of the Board, from time to time. Each member of a committee shall be a member of the Board or an employee of the Corporation. Membership on a committee shall terminate at the pleasure of the Board, but in any event shall expire at the annual meeting of the shareholders. Provisions of the Articles of Incorporation and these Bylaws regarding the location of meetings, notice of meetings, quorum and voting requirements applicable to the Board of Directors shall apply equally to committees and their members. Each committee shall keep minutes of all its meetings, showing the disposition of all matters considered and passed upon by it.

No committee of the Board shall have authority to amend the Articles of Incorporation of the Corporation, adopt a plan of merger or consolidation, recommend to the shareholders the sale, lease, exchange or other disposition of all or substantially all the property and assets of the Corporation other than in the usual and regular course of its business, recommend to the shareholders a voluntary dissolution of the Corporation or a revocation thereof or amend the Bylaws of the Corporation.

SECTION 4.12. EXECUTIVE COMMITTEE. There shall be an Executive Committee of the Board of Directors composed of the President, Chairman of the Board, Secretary and Executive Vice President. The Executive Committee shall, unless and to the extent limited by later resolution of the

Board, have and exercise all the authority of the Board of Directors when the Board is not in session, except for those powers which are expressly reserved to the entire Board of Directors or which may not be delegated by it.

The Executive Committee shall keep minutes of its meetings and such minutes shall be submitted to the next regular meeting of the Board of Directors and shall be entered into the minute book of the Board. Any written policies governing the operation or authority of the Executive Committee shall be submitted to and ratified by the Board of Directors.

SECTION 4.13. LOAN COMMITTEE. There shall be a loan committee composed of at least five (5) directors. The loan committee shall have the power to establish and implement a sound lending and collection policy, to exercise authority regarding loans and discounts, to examine and approve loans and discounts, to determine the lending authority of each loan officer, and to approve loans in excess of the authority of any loan officer. The loan committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board. All written policies of the loan committee must be ratified by the Board before such policies become effective.

SECTION 4.14. INVESTMENT COMMITTEE. There shall be an investment committee composed of at least five (5) directors. The investment committee shall have the power to establish and implement an investment policy which provides guidance in the selection and maintenance of the corporation's investment portfolio, to recommend amendments thereto, to purchase and sell securities, to exercise authority regarding investments and to exercise, and, when the Board is not in session, all other powers of the Board regarding investment securities that may be lawfully delegated. The investment committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board. All written policies of the investment committee must be ratified by the Board before they become effective.

SECTION 4.15. AUDIT COMMITTEE. There shall be an audit committee composed of not less than three (3) directors, exclusive of any officers. The duties of that committee shall be to establish and implement an audit policy to ensure the safety of the assets of the Corporation, to examine at least once during each calendar year and within 15 months of the last examination the affairs of the Corporation or cause suitable examinations to be made by auditors responsible only to the Board of Directors, and to report the result of such examination in writing to the Board at the next regular meeting thereafter. Such report shall state whether the Corporation is in a sound condition, and whether adequate internal controls and procedures are being maintained and shall recommend to the Board such changes in the manner of conducting the affairs of the Corporation as shall be deemed advisable. All written policies of the audit committee must be ratified by the Board before they become effective.

SECTION 4.16. CHAIRMAN. The Board of Directors shall appoint one of its members Chairman. The term of service of the Chairman shall be at the pleasure of the Board. The Board of Directors may also appoint one of its members Vice Chairman, and such individual shall serve in the absence of the Chairman and perform such additional duties as may be assigned to him by the Board of Directors.

The Chairman shall preside at all meetings of the Board and shall supervise the formulation, implementation and execution of policies adopted or approved by the Board. In addition, the Chairman shall have such authority and responsibility as is delegated to him by the Board, from time to time.

SECTION 4.17. SECRETARY TO THE BOARD. The Chairman of the Board of Directors shall select some individual, who need not be a member of the Board, to serve as Secretary to the Board and to take accurate minutes of meetings of the Board of Directors and shareholders. Such minutes shall be delivered to and kept by the Secretary of the Corporation.

ARTICLE V
OFFICERS

SECTION 5.01. OFFICERS. The officers of the Corporation shall consist of a President, an Executive Vice-President, Secretary, and such other officers, assistant officers and agents as the Board of Directors may, from time to time, elect with such authority and duties as the Board of Directors may determine. Any two or more offices of the Corporation may be held by the same person.

SECTION 5.02. ELECTION AND TERM OF OFFICE. The officers of the Corporation shall be elected at the annual meeting of the Board of Directors as provided in Section 4.05 of these Bylaws. All officers of the Corporation shall serve at the pleasure of the Board of Directors and may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not in and of itself, absent a written agreement, create contract rights.

SECTION 5.03. VACANCIES. Whenever any vacancy occurs in any office, without regard to the reason for such vacancy, such vacant office shall be filled by the Board of Directors as soon as convenient at any regular or special meeting of the Board of Directors.

SECTION 5.04. PRESIDENT. Subject to the control of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation and, as such, shall have general charge of the business affairs and property of the Corporation and control over and supervision of its several other officers and employees. He shall preside at all meetings of the shareholders and shall perform such other duties as the Bylaws provide or the Board of Directors may prescribe.

SECTION 5.05. EXECUTIVE VICE PRESIDENT. The Executive

Vice President shall be the chief operating officer of the Corporation and shall be responsible for the management of all funds and securities of the Corporation; supervise preparation of financial reports of the Corporation; and have such other powers and duties as may be assigned by the President or the Board of Directors. In the absence or upon the disability of the President, the Executive Vice President or such other person appointed by the Board of Directors shall perform the duties of and shall be subject to the restrictions placed upon the President.

SECTION 5.06. VICE PRESIDENTS. Other Vice Presidents and Assistant Vice Presidents appointed by the Board of Directors shall have such powers and perform such duties as from time to time may be prescribed for them by the Board of Directors.

SECTION 5.07. SECRETARY. The Secretary of the Corporation shall be custodian of the records and the seal of the Corporation. He shall attend to, either personally or through some designee appointed by him, the giving of all notices and shall perform such other duties as the Board of Directors or President may prescribe. The Secretary of the Corporation shall attend all meetings of the Board of Directors and of the shareholders and shall keep at the principal office of the Corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of its directors and shareholders, executive committee, and other committees, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares or members present or represented at shareholders' meetings, and the proceedings thereof.

SECTION 5.08. TRANSFER OF AUTHORITY. In case of the absence of any officer of the Corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors, by the majority vote of the full Board of Directors, may transfer the powers or duties of that officer to any other officer or to any director or employee of the Corporation.

SECTION 5.09. AUTHORITY OF OFFICERS. The President, the Executive Vice President and any other officer to which the Board of Directors may assign such authority, shall be each vested with the full authority to transact for, and in the name of the Corporation, the following matters incident to the normal, day-to-day business of the Corporation:

(1) Execute deeds conveying property held by the Corporation not used in the conduct of the Corporation's business;

(2) Sign checks and drafts of the Corporation;

(3) Accept in court or elsewhere and otherwise take such steps as may be requisite to the appointment or qualification of the Corporation in any fiduciary capacity;

(4) Execute, certify or countersign all bonds in fiduciary matters;

(6) Release of record any liens, mortgages or security interests held by the Corporation either individually or in any fiduciary capacity; and

(7) Vote, in person or by proxy, any stock standing in the Corporation's name, either individually or in a fiduciary capacity except the such stock shall not be voted in any manner whatsoever contrary to specific instructions contained in a resolution adopted by the Board of Directors of the Corporation or received from any person or committee vested with advisory powers with reference to investments held by the Corporation in a fiduciary capacity.

The President, Executive Vice President and other officers of the Corporation shall also have such further power, authority and responsibility as may be defined by the Board of Directors, by resolution, from time to time.

ARTICLE VI
MISCELLANEOUS

SECTION 6.01. AMENDMENTS. The Board of Directors may alter, amend or repeal these Bylaws, subject always to the power of the shareholders to change or repeal such act.

SECTION 6.02. DIVIDENDS. The Board of Directors of the Corporation may declare, and the Corporation may pay, dividends on its outstanding shares in cash or in its own shares, and may issue its own shares or securities in lieu of unpaid approved dividends.

SECTION 6.03. CORPORATE SEAL. The Secretary or other officer designated by the Board of Directors, shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same. Such seal shall not however by requisite to the conduct of any business of the Corporation nor shall the absence thereof affect the validity of any act or instrument otherwise validly executed or done.

SECTION 6.04. MAINTENANCE OF BOOKS AND RECORDS. The records of the Corporation may, in accordance with the provisions of KRS 271B.16-020, be examined and copied by any shareholder of the Corporation.

SECTION 6.05. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these Bylaws, the Articles of Incorporation, or the Kentucky Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice.

SECTION 6.06. FISCAL YEAR. The fiscal year of the corporation shall be the calendar year.

SECTION 6.07. CONSTRUCTION. Unless the context specifically requires otherwise, any reference in these Bylaws to any gender shall include the other gender; any reference to the singular shall include the plural; and any reference to the plural shall include the singular.

The above Bylaws of this Corporation were adopted by the Board of Directors of MADISON FINANCIAL CORPORATION, on the _____ day of March, 1999.

____
Chairman

ATTEST:

____
Secretary

O:\DATA\EAVES\Madison Bank\MINUTES\Madison.Financial\Madison Financial Bylaws.wpd

MADISON FINANCIAL CORPORATION
DIRECTORS' 1999 STOCK OPTION PLAN

1. Purpose. The purpose of the Madison Financial Corporation Directors' 1999 Stock Option Plan is to promote the interests of the Company by affording an incentive to certain persons to serve as a director of the Company in order to bring their expertise and business judgment to the Company through the opportunity for stock ownership offered under this Plan.

2. Definitions.

A. "Bank" means Madison Bank, whose principal place of business is in Richmond, Kentucky.

B. "Board" means the Company's Board of Directors.

C. "Change in Control" means: (i) any share exchange or merger or consolidation of Bank, if as a result of the transactions contemplated by such plan or agreement of exchange, merger, or consolidation, the Company will not own 100% of the shares of voting stock of the surviving or acquiring entity outstanding immediately following the effective date of such transactions; (ii) any share exchange or merger of the Company if either (1) the Company will not be the surviving or acquiring corporation, or (2) as a result of the transactions contemplated by such plan or agreement of exchange or merger, the persons who are shareholders of the Company, immediately prior to the effective date of such transactions will not own, in substantially the same proportions, at least a majority of the shares of voting stock of the Company outstanding immediately following the effective date of such transactions; (iii) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the asserts of the Company or a subsidiary of the Company (including Bank) following by a liquidation of the Company; (iv) the commencement of any tender offer, exchange offer or other purchase offer for, and/or any agreement to purchase, as much as (or more than) 30% of the outstanding common stock of the Company; (v) the Board or the shareholders of the Company or Bank approve, adopt, agree to recommend, or accept any agreement, contract, offer, or other arrangement providing for, or any series of transactions resulting in, any of the transactions described in (i), (ii), or (iii) above; or (vi) a change in the membership of the board of directors of either Bank or the Company such that a majority of the members of such board of directors are not "continuing directors," where the term "continuing director" means any person serving on the board of directors as of the date of this Plan and any successor to such continuing director who was recommended or elected by a majority of the continuing directors at a meeting at which a quorum of a majority of the continuing directors is present.

D. "Code" means the Internal Revenue Code of 1986, as amended.

E. "Common Stock" means the Company's common stock, par value $10.00 per share, or the common stock or securities of a Successor that have been substituted therefor pursuant to Section 12.

F. "Company" means Madison Financial Corporation, a Kentucky corporation, with its principal place of business at 660 University Shopping Center, Richmond, Kentucky, 40475.

G. "Disability" means, as defined by and to be construed in accordance with Code Section 22(e)(3), any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months, and that renders the Optionee unable to engage in any substantial gainful activity. An Optionee shall not be considered to have a Disability unless the Optionee furnishes proof of the existence thereof in such form and manner, and at such time, as the Board may require.

H. "Option Price" means the price to be paid for Common Stock upon the exercise of an option, in accordance with Section 6.D.

I. "Optionee" means a director to whom an option has been granted under the Plan.

J. "Optionee Representative" means the personal representative of the Optionee's estate, and after final settlement of the Optionee's estate, the successor or successors entitled thereto by law.

K. "Plan" means the Madison Financial Corporation Directors' 1999 Stock Option Plan as set forth herein, and as amended from time to time.

L. "Subsidiary" means any corporation that at the time an option is granted under the Plan qualifies as a subsidiary of Company as defined by Code Section 424(f).

M. "Successor" means the entity surviving a merger or consolidation with the Company, or the entity that acquires all or a substantial portion of the Company's assets or outstanding capital stock (whether by merger, purchase or otherwise).

3. Shares Subject to the Plan.

A. Authorized Unissued Shares. Subject to the provisions of Section 11, shares to be delivered upon exercise of options granted under the Plan shall be made available, at the discretion of the Board, from the authorized unissued shares of Common Stock of the Company.

B. Aggregate Number of Shares. Subject to adjustments and substitutions made pursuant to Section 11, the aggregate number of shares that may be issued upon exercise of all options that may be granted under the Plan shall not exceed two thousand two hundred (2,200) of the Company's authorized shares of Common Stock.

C. Shares Subject to Expired Options. If an option is canceled, expires or terminates for any reason without having been exercised in full, the shares of Common Stock subject to, but not delivered under, such option shall become available for any lawful corporate purpose, including for transfer pursuant to other options granted to the same Optionee or other Optionees without decreasing the aggregate number of shares of Common Stock that may be granted under the Plan.

4. Plan Administration. The Plan shall be administered by the Board. The Board shall have full power and authority to construe, interpret, and administer the Plan and may from time to time adopt such rules and regulations for carrying out the Plan as it deems proper and in the Company's best interests. Subject to the terms, provisions and conditions of the Plan, the Board shall have exclusive jurisdiction: (i) to determine the directors to whom awards shall be granted; (ii) to determine the times at which awards shall be granted; (iii) to determine the form, amount, and manner of exercise of awards; (iv) to grant any combination of incentive stock options and nonqualified stock options; (v) to determine the limitations, restrictions and conditions applicable to awards; (vi) to fix such other provisions of the option agreement as it may deem necessary or desirable consistent with the terms of the Plan; and (vii) to determine all other questions relating to the administration of the Plan. In making such determinations, the Board may take into account the nature of the services performed by such individuals, their present and potential contributions to the success of the Company or a Subsidiary and such other factors as the Board in its discretion shall deem relevant. The interpretation of any provision of the Plan by the Board shall be final, conclusive, and binding upon all persons and the officers of the Company shall place into effect and shall cause the Company to perform its obligations under the Plan in accordance with the determinations of the Board in administering the Plan.

5. Eligibility. All directors of the Company serving as of the effective date of this Plan shall be eligible to receive options under the Plan. Individuals to whom options may be granted under the Plan will be those selected by the Board from time to time who, in the sole discretion of the Board, have contributed in the past or who may be expected to contribute materially in the future to the successful performance of the Company and its Subsidiaries.

6. Terms and Conditions of Options. Each option granted under the Plan shall be evidenced by an option agreement signed by the Optionee and by a member of the Board on behalf of the Company. An option agreement shall constitute a binding contract between the Company and the Optionee, and every Optionee, upon acceptance of such option agreement, shall be bound by the terms and restrictions of the Plan and of the option agreement. Such agreement shall be subject to the following express terms and conditions and to such other terms and conditions, that are not inconsistent with the Plan as the Board may deem appropriate.

A. Option Vesting. No part of any option may be exercised until a date as the Company may specify in the option agreement. The option agreement may provide for exercisability in installments.

B. Acceleration of Option Vesting. The Board may provide that the exercise dates of outstanding options shall accelerate and become exercisable on or after the date of a Change in Control, or termination of the Optionee's employment due to death and/or Disability on such terms and conditions deemed appropriate by the Board and set forth in the option agreement.

C. Option Exercise Period. Each option agreement shall specify the period during which the option is exercisable. The Board may extend the period. In no case shall such period, including extensions, exceed ten (10) years from the date of grant.

D. Option Price. The Option Price per share of Common Stock shall be determined by the Board at the time an option is granted. The Option Price shall be subject to adjustments in accordance with the provisions of Section 11. The fair market value of the Common Stock shall be determined by the Board by means of any valuation method it deems reasonable for making a good faith determination of the fair market value of the Common Stock. Such means may include the use of the opinions of completely independent and well-qualified experts. However, in all cases the fair market value of the Common Stock shall be determined without regard to any restriction, other than a restriction which by its terms will never lapse.

E. Option Expiration. An option shall expire, and cease to be exercisable, at the earliest of the following times:

(1) ten (10) years after the option first becomes vested; or

(2) one (1) year after the Optionee's cessation of services for the Company because of the Optionee's Disability or death; or

(3) the date of Optionee's cessation of services for the Company for any reason other than Disability or death; or

(4) any earlier time set by the grant as provided in the option agreement.

F. Exercise By Optionee's Estate. Upon the Optionee's death, options may be exercised, to the extent exercisable by the Optionee on the date of Optionee's death, by the Optionee's Representative at any time before expiration of said options.

G. Leaves of Absence. The Board may, in its discretion, treat all or any portion of a period during which an Optionee is on military or an approved leave of absence as a period of service to the Company for purposes of accrual of rights under the Plan.

H. Payment of Option Price. Each option shall provide that the Option Price shall be paid to the Company at the time of exercise either in cash or in such other consideration as the Board deems appropriate, including, but not limited to, Common Stock already owned by the Optionee having a total fair market value, as determined by the Board, equal to the Option Price, or a combination of cash and Common Stock having a total fair market value, as determined by the Board, equal to the Option Price.

I. Manner of Exercise. To exercise an option, the Optionee shall deliver to the Company: (i) seven (7) days' prior written notice specifying the number of shares as to which the option is being exercised and, if determined by counsel for the Company to be necessary, representing that such shares are being acquired for investment purposes only and not for purpose of resale or distribution; and (ii) payment by the Optionee for such shares in cash, or if the Board in its discretion agrees to so accept, by delivery to the Company of other Common Stock owned by the Optionee, or in some combination of cash and such Common Stock acceptable to the Board. At the expiration of the seven-(7) day notice period, and provided that all conditions precedent contained in the Plan are satisfied, the Company shall, without transfer or issuance tax or other incidental expenses to the Optionee, deliver to the Optionee, at the offices of the Company, a certificate or certificates for the Common Stock. If the Optionee fails to accept delivery of the Common Stock, the Optionee's right to exercise the applicable portion of the option shall terminate. If payment of the Option Price is made in Common Stock, the value of the Common Stock used for payment of the Option Price shall be the fair market value of the Common Stock, determined in accordance with Section 6.D, on the business day preceding the day written notice of exercise is delivered to Company. Options may be exercised in whole or in part at such times as the Board may prescribe in the applicable option agreement.

J. Exercises Causing Loss of Compensation Deduction. In the event that the Company issues any class of common equity securities required to be registered under Section 12 of the Securities Exchange Act of 1934, no part of an option may be exercised to the extent the exercise would cause the Optionee to have compensation from the Company and its affiliated companies for any year in excess of $1 million and that is nondeductible by the Company and its affiliated companies pursuant to Code Section 162(m) and the regulations issued thereunder. Any option not exercisable because of this limitation shall continue to be exercisable in any subsequent year in which the exercise would not cause the loss of the Company's or its affiliated companies' compensation tax deduction, provided such exercise occurs before the option expires, and otherwise complies with the terms and conditions of the Plan and option agreement.

7. Investment Representation. Each option agreement may provide that, upon demand by the Board for such a representation, the Optionee or Optionee's Representative shall deliver to the Board at the time of exercise a written representation that the shares to be acquired upon exercise of an option are to be acquired for investment and not for resale or distribution. Upon such demand, delivery of such representation before delivery of Common Stock shall be a condition precedent to the right of the Optionee or Optionee's Representative to purchase Common Stock.

8. No Rights as Shareholders. No Optionee or Optionee's Representative shall have any rights as a shareholder with respect to Common Stock subject to his option before the date of transfer to him of a certificate or certificates for such shares.

9. Tax Withholding. The Company shall have the right to: (i) withhold from any payment due to the Optionee or Optionee's Representative; or (ii) require the Optionee or Optionee's Representative to remit to the Company; or (iii) retain Common Stock otherwise deliverable to the Optionee or Optionee's Representative, in an amount sufficient to satisfy applicable tax withholding requirements resulting from the grant or exercise of an option or disqualifying disposition of Common Stock acquired pursuant to the Plan.

10. Compliance With Other Laws and Regulations. The Plan, the grant and exercise of options and the obligation of the Company to sell and deliver shares under such options, shall be subject to all applicable Federal and State laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. The Company shall not be required to issue or deliver certificates for shares of Common Stock before satisfying any appropriate or mandatory provisions of both State and Federal securities law.

11. Capital Adjustments and Mergers and Consolidations.

A. Capital Adjustments. In the event of a stock dividend, stock split, reorganization, merger, consolidation, or a combination or exchange of shares, the number of shares of Common Stock subject to the Plan and the number of shares under an option shall be automatically adjusted to take into account such capital adjustment. The price of any share under an option shall be adjusted so that there will be no change in the aggregate purchase price payable upon exercise of such option.

B. Mergers and Consolidations. In the event the Company merges or consolidates with another entity, or all or a substantial portion of the Company's assets or outstanding capital stock are acquired (whether by merger, purchase or otherwise) by a Successor, the kind of shares of Common Stock that shall be subject to the Plan and to each outstanding option shall automatically be converted into and replaced by shares of common stock, or such other class of securities having rights and preferences no less favorable than the Company's Common Stock, of the Successor, and the number of shares subject to the option and the purchase price per share upon exercise of the option shall be correspondingly adjusted, so that each Optionee shall have the right to purchase (i) that number of shares of common stock of the Successor that have a value equal, as of the date of the merger, conversion or acquisition, to the value, as of the date of the merger, conversion or acquisition, of the shares of Common Stock of the Company theretofore subject to the Optionee's option, (ii) for a purchase price per share that, when multiplied by the number of shares of common stock of the Successor subject to the option, shall equal the aggregate exercise price at which the Optionee could have acquired all of the shares of Common Stock of the Company theretofore optioned to the Optionee.

C. No Effect on Company's Rights. The granting of an option pursuant to the Plan shall not affect in any way the right and power of the Company to make adjustments, reorganizations, reclassifications, or changes of its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

12. Transferability. Options granted under the Plan may not be transferred by the Optionee other than by will or the laws of descent and distribution and, during the lifetime of the Optionee, may be exercised only by the Optionee. Any attempted assignment, transfer, pledge, hypothecation or other disposition of an option, or levy or attachment or similar process not specifically permitted herein, shall be null and void and without effect.

13. No Rights to Continued Employment. Neither the Plan nor any award under the Plan shall confer upon any Optionee any right with respect to nomination for or continuance of service as a director for the Company.

14. Amendment, Suspension, or Termination. The Board may amend, suspend or terminate the Plan at any time and in any respect that it deems to be in Company's best interests, except that, without approval by shareholders of the Company holding not less than a majority of the votes represented and entitled to be voted at a duly held meeting of Company's shareholders, no amendment shall be made that would require shareholder approval under Federal or State securities laws.

15. Elimination of Fractional Shares. If under any provision of the Plan which requires a computation of the number of shares of Common Stock subject to an option, the number so computed is not a whole number of shares of Common Stock, such number of shares of Common Stock shall be rounded down to the next whole number.

16. Effective Date, Term and Approval. The effective date of the Plan is January 20, 1999 (the date of Board adoption of the Plan). The Plan shall terminate when all authorized shares of Common Stock have been optioned under the Plan.

17. Severability. The invalidity or unenforceability of any provision of the Plan or any option granted pursuant to the Plan shall not affect the validity and enforceability of the remaining provisions of the Plan and the options granted hereunder. The invalid or unenforceable provision shall be stricken to the extent necessary to preserve the validity and enforceability of the Plan and the options granted hereunder.

18. Governing Law. The Plan shall be governed by the laws of the Commonwealth of Kentucky, to the extent not preempted by Federal law.

Dated this 24 day of JUNE, 1999, but effective as of January 20, 1999.

MADISON FINANCIAL CORPORATION

By: William M. Walters, President
President and Chairman of the Board

30133186.2

AMENDMENT NO. 1 TO
MADISON FINANCIAL CORPORATION
DIRECTORS'1999 STOCK OPTION PLAN

WHEREAS, Madison Financial Corporation (the "Company") adopted the Madison Financial Corporation Directors' 1999 Stock Option Plan (the "Plan") to promote the interests of the Company by affording an incentive to certain persons to serve as a director of the Company in order to bring their expertise and business judgment to the Company through the opportunity for stock ownership offered under the Plan; and

WHEREAS, Section 14 of the Plan permits the Board of Directors of the Company to amend the Plan in any respect that it deems to be in the Company's best interests; and

WHEREAS, the Board has resolved to amend the Plan, effective January 16, 2000, to increase the number of shares available under the Plan from two thousand two hundred (2,200) to four thousand four hundred (4,400),

NOW, THEREFORE, Section 3.B. of the Plan is amended, effective January 16, 2000, to read as follows:

> B. Aggregate Number of Shares. Subject to adjustments and substitutions made pursuant to Section 11, the aggregate number of shares that may be issued upon exercise of all options that may be granted under the Plan shall not exceed four thousand four hundred (4,400) of the Company's authorized shares of Common Stock.

Executed this _____ day of ________________, 2000, pursuant to resolutions adopted by the Board of Directors on ______________, 2000.

MADISON FINANCIAL CORPORATION

By:________________________________
President and Chairman of the Board

COPY

AMENDMENT NO. 2 TO MADISON FINANCIAL CORPORATION DIRECTORS'1999 STOCK OPTION PLAN

WHEREAS, Madison Financial Corporation (the "Company") adopted the Madison Financial Corporation Directors' 1999 Stock Option Plan (the "Plan") to promote the interests of the Company by affording an incentive to certain persons to serve as a director of the Company in order to bring their expertise and business judgment to the Company through the opportunity for stock ownership offered under the Plan; and

WHEREAS, Section 14 of the Plan permits the Board of Directors of the Company to amend the Plan in any respect that it deems to be in the Company's best interests; and

WHEREAS, the Company adopted Amendment No. 1 to Madison Financial Corporation Directors' 1999 Stock Option Plan (the "Amendment No. 1") effective January 16, 2000 in order to increase the number of shares available under the Plan; and

WHEREAS, the Board has resolved to amend the Plan, effective MAY 15, 2002, to increase the number of shares available under the Plan from four thousand four hundred (4,400) to six thousand six hundred (6,600),

NOW, THEREFORE, Section 3.B. of the Plan is amended, effective MAY 15, 2002, to read as follows:

> B. Aggregate Number of Shares. Subject to adjustments and substitutions made pursuant to Section 11, the aggregate number of shares that may be issued upon exercise of all options that may be granted under the Plan shall not exceed six thousand four hundred (6,600) of the Company's authorized shares of Common Stock.

Executed this 15TH day of MAY, 2002, pursuant to resolutions adopted by the Board of Directors on MAY 15, 2002.

MADISON FINANCIAL CORPORATION

William M. Walters, President

By: [signature]

President and Chairman of the Board

30241192.1

149

LEASE AGREEMENT

THIS LEASE made and entered into on the date of the parties respective signatures hereto, by and between:

LESSOR: 1ST MADISON PROPERTIES, INC.
PO Box 300
Richmond, Kentucky, 40476

and

LESSEE: MADISON BANK, a Kentucky Banking Corporation
PO Box 640
Richmond, Kentucky 40476

LEASED PREMISES: Madison Bank Branch, Highland Park
2,950 square feet (approximately), together with drive-thru facility and canopy
Eastern ByPass
Richmond, Kentucky

LEASE TERM: 10 Years

COMMENCEMENT DATE: October 15, 1998

ANNUAL RENTAL: $77,072.50 Per Year, Years 1 - 5
$84,779.75 Per Year, Years 6 - 10

MONTHLY INSTALLMENTS: $ 6,422.71 Per Month, Years 1 - 5
$ 7,064.98 Per Month, Years 6 - 10

OPTION TERMS & RENT: 5 Years at $ 93,257.73 Per Year; then
5 Years at $102,583.50 Per Year; then
5 Years at $112,841.85 Per Year; then
5 Years at $124,126.04 Per Year.

RECITALS

1. LESSEE is a Kentucky banking corporation with offices in Richmond, Kentucky and is in need of an additional branch facility within which to conduct its business; and

2. LESSOR is a Kentucky corporation which has agreed to acquire land and to construct thereon office space for lease to, among others, LESSEE; and

3. The parties have agreed to all material terms of their agreement and wish now to reduce same to writing so there can be no later misunderstanding regarding the terms thereof.

In consideration of the mutual covenants contained herein, the parties agree as follows:

DESCRIPTION OF LEASED PREMISES: LESSOR has or will soon purchase, based upon LESSEE's execution hereof, a certain tract of real property (approximately 1.4 acres) located at the corner of the Eastern ByPass and Gibson Bay Drive, at the entrance to Highland Park, in Richmond, Kentucky. LESSOR is having designed, with input from LESSEE, an office building consisting of approximately 12,000 sq. ft. to be constructed by LESSOR upon the said real property. LESSEE does hereby lease from LESSOR, and LESSOR leases to LESSEE, approximately 2,450 sq. ft. of finished office space on the ground floor of said building, together with approximately 500 sq. ft. (or one-half) the common area (restrooms, hallways, corridors, foyers, stairwells, elevator shafts, etc.) located on the ground floor of the building to be constructed, and so much of the site as is necessary for the construction and operation of a customer drive-thru facility and canopy; all such space being herein referred to as the "Leased Premises". A site plan for the location of the proposed building, and a preliminary office layout therein, is attached hereto and made a part hereof.

The Leased Premises shall be constructed by LESSOR, at LESSOR's expense, according to the plans and specifications therefor to be prepared by LESSOR and approved by LESSEE. The interior of the Leased Premises shall be finished by LESSOR, at LESSOR's expense, with drywall, suitably painted and/or papered; shall be carpeted or tiled, at LESSEE's option; shall contain restroom fixtures, a vault (but not the door), light fixtures, electrical, computer and telephone outlets and generally be delivered to LESSEE ready for immediate occupancy. LESSEE shall, at its expense, provide and install in the Leased Premises, the vault door, bullet-proof glass, teller line, office furnishings and equipment, drive-thru equipment and similar items necessary for the operation of the Leased Premises as a bank.

LEASE TERM: This lease shall be for the Lease Term, commencing on the Commencement Date. The Commencement Date shall be that date the Leased Premises are delivered to LESSEE for occupancy and absent other agreement to the contrary, shall be the earlier of the date LESSEE takes possession of the Leased Premises upon LESSOR's completion thereof or the 30th day following written notice from LESSOR to LESSEE that the Leased Premises are ready for LESSEE's occupancy. After the completion of the Leased Premises, the Commencement Date shall be endorsed upon the face of this Lease by LESSOR.

RENTAL: During the Lease Term, LESSEE shall pay unto LESSOR the Annual Rental, in Monthly Installments, payable in advance of each succeeding month's occupancy, with the first such payment being due on the Commencement Date. The Monthly Installments shall be made thereafter on the same day of each month to LESSOR at the address specified above, and a payment shall be delinquent if not received by LESSOR within 10 days after the due date.

The square footage referred to above is for purposes of reference only. Because the Leased Premises have not yet been finally designed, it may be that the actual square footage of office space occupied by LESSEE, or the total ground level common area, will be more or less than that indicated on the cover page of this Lease. If, as constructed, the finished interior office space occupied by LESSEE or the ground level common area varies from that herein described, it is agreed and understood that the Annual Rental for years 1 - 5 shall be adjusted based upon (a) $15.55 per sq. ft. for all interior finished office space occupied by LESSEE, together with one-half of the ground level common area (as described above), and (b) $31,200.00 per year for the drive-thru banking facility and canopy. For each succeeding five year period, the Annual Rental payable shall increase by ten percent (10%) above that Annual Rental payable during the preceeding five year period.

ADDITIONAL RENT: During the Lease Term, and any Option Term, LESSEE shall pay unto LESSOR, as additional rent, a proportionate share of the taxes, insurance and Common Area Charges (as hereinafter defined), based upon that proportionate part of the LESSOR's property occupied by LESSEE. Such payment of additional rent shall be paid with each Monthly Installment of rent, in advance, based upon LESSOR's estimate of the amount which will be due in the following calendar year. LESSEE's proportionate share of the total taxes, insurance and Common Area Charges due shall be determined by multiplying the total of each such item or expense by a fraction, the numerator being the square foot area of the Leased Premises (including the canopy covering the customer drive-thru facility), and the denominator of which shall be the total square footage of the building of which the Leased Premises are a part (including the canopy covering the customer drive-thru facility). LESSOR will bill the LESSEE on or before December 31 of each calendar year for its proportionate share of said taxes, insurance and Common Area Charges, accompanied by copies of the appropriate documentation. The total billing for each category of expense less the amount previously paid by the LESSEE therefor, will result in an adjustment whereby the LESSEE will either receive a refund or pay the balance due to LESSOR within 30 days of billing. The monthly payment amount shall be revised each year to more closely reflect one-twelfth (1/12th) of LESSEE's share of such charges, based upon the prior years actual expenses. For any portion of the Lease Term covered herein which is less than a full calendar year (whether at the beginning or end of the Lease Term), the allocation of taxes shall be further reduced to limit such charge to a corresponding pro rata portion of such year. For the first partial calendar year of the Lease Term, LESSEE will pay his pro rata share of the real estate taxes as provided for in this section for the entire year multiplied by a fraction consisting of the number of days in the calendar year, subsequent to the commencement date of this lease divided by the number of days in that calendar year.

TAXES: From and after the commencement of the Lease Term, LESSEE agrees to pay its proportionate share of real estate taxes and assessments which may be levied or assessed by any lawful authority against the land upon which the Leased Premises are a part, together with the improvements located thereon.

LESSOR estimates that LESSEE's first year tax liability will be $3,384.00 and consequently, LESSEE shall pay, with each months rent during the first calendar year of the Lease Term $282.00 per month towards its proportionate share of all real estate taxes.

Any ad valorem real or personal property taxes which accrue on LESSEE's equipment, furnishings and contents, together with such other tax as may be subsequently assessed on the value of LESSEE's leasehold and leasehold improvements, shall be paid by LESSEE, as and when due.

COMMON AREA CHARGES: LESSEE shall pay to LESSOR as additional rent, LESSEE's share of Common Area Charges for each year of the Lease Term, or portion thereof.

"Common Area Charges" shall mean all costs and expenses incurred by LESSOR or LESSOR's employees, agents or contractors, either pursuant to this Lease or otherwise, arising from or in connection with or as a result of the operating, equipping, policing, protecting, lighting, heating, air conditioning, providing sanitation, sewer, fire protection and other services, insuring, maintaining, repairing and replacing the Common Areas (as hereinabove defined), on, around and within all buildings and improvements of which the Leased Premises are a part.

LESSEE shall have the right to examine vouchers, bills and supporting data at the LESSOR's office to determine the accuracy of such statements submitted by LESSOR pursuant to this paragraph. LESSEE shall pay to LESSOR on account of its portion of the Common Area Charges, the initial monthly sum of $250.00. Such payment on account, however, to be adjusted after each yearly computation of Common Area Charges as stated above.

FIRE AND EXTENDED COVERAGE INSURANCE: LESSEE agrees to pay LESSOR its proportionate share of the total premium paid by LESSOR for fire, extended coverage and rental insurance (including so-called "extended coverage and/or all risk endorsement"), upon LESSOR's buildings and improvements of which the Leased Premises are a part and which are covered by such insurance. The amount of fire insurance to be maintained by LESSOR shall not be less than eighty (80%) percent and not more than one hundred (100%) percent of the actual cash value of LESSOR's buildings and improvements on the property, as such value may exist from time to time. LESSEE will initially pay $34.00 per month towards its proportionate share of said insurance.

RESTRICTIONS ON USE: The premises shall be used solely for the purpose of conducting therein a bank and those activities associated therewith, and for no other purpose. LESSEE shall not use nor permit the Leased Premises or any part thereof to be used for any purposes other than those permitted herein.

LESSEE shall neither permit on the Leased Premises any act, sale, or storage that may be prohibited under standard forms of fire insurance policies, nor use the Leased Premises for any such purpose. In addition, no use shall be made or permitted to be made that shall result in (1) waste on the Leased Premises, (2) a public or private nuisance, or (2) improper, unlawful or objectionable use, including sale, storage, or preparation, of food, alcoholic beverages, or materials generating an odor on the Leased Premises. LESSEE shall comply with all governmental regulations and statutes affecting the Leased Premises either now or in the future.

UTILITIES: LESSEE shall furnish and pay for utility services provided to the Leased Premises, including, but not limited to, water, sewer, gas (if applicable), electricity and garbage removal. Any and all connections for utility services to the Leased Premises shall stand in the name of LESSEE only and LESSOR shall have no liability for the payment for such services utilized by LESSEE from the Leased Premises.

LESSEE shall be solely responsible for and promptly pay all charges for heat, water, sewer, gas, electricity, air conditioning or any other utility used or consumed in the Leased Premises from and after the date possession of the Leased Premises are delivered to LESSEE. Should LESSOR elect to supply the water, sewer, gas, heat, electricity, air conditioning or any other utility used or consumed in the Leased Premises, LESSEE agrees to reimburse LESSOR for the cost thereof on a pro-rata basis, using the same square footage calculation applicable to "Taxes", described above. In no event shall LESSOR be liable for an interruption or failure in the supply of any such utilities to the Leased Premises. LESSEE is responsible for, and shall promptly pay, all charges for monitoring, testing and certification of the sprinkler system (if any) within the Leased Premises.

CHANGES AND ADDITIONS TO BUILDINGS AND IMPROVEMENTS: LESSOR hereby reserves the right at any time to make alterations or additions to and build additional stories on the building in which the Leased Premises are contained and to build adjoining the same. LESSOR also reserves the right to construct other buildings or improvements on the property upon which the Leased Premises are situated and, from time to time make alterations thereof or additions thereto and to build adjoining same.

CONTROL OF COMMON AREAS BY LESSOR: All automobile parking areas, driveways, entrances and exits thereto, and other facilities furnished by LESSOR in or near the Leased Premises, including parking areas, loading facilities, garbage pick-up stations, elevator shafts, elevators, pedestrian sidewalks, curbs and ramps, service and access roads, drainage facilities, public signage, equipment, landscaped areas, interior and exterior stairways, hallways, foyers, and other areas and improvements provided by LESSOR for the general use, in common, of tenants, their officers, agents, employees and customers (herein collectively called "Common Areas"), shall at all times be subject to the exclusive control and management of LESSOR, and LESSOR shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect to all facilities and areas mentioned in this article. LESSOR shall have the right to construct, maintain and operate lighting facilities on all said areas and improvements; to police the same; from time to time to change the area, level, location and arrangement of parking areas and other facilities hereinabove referred to; to restrict parking by tenants, their officers, agents and employees to employee parking areas; to close all or any portion of said areas or facilities to such extent as may, in the opinion of LESSOR's counsel, by legally sufficient to prevent a dedication thereof or the accrual of any rights to any person or the public therein; to close temporarily all or any portion of the parking areas or of facilities; to discourage non-customer parking; and to do and perform such other acts in said areas and improvements as, in the use of good business judgment, the LESSOR shall determine to be advisable with a view to the improvement of the convenience and use thereof by LESSEE, their officers, agents, employees and customers. LESSOR will operate and maintain the common facilities referred to above in such manner as LESSOR, in its sole discretion, shall determine from time to time. Without limiting the scope of such discretion, LESSOR shall have full right and authority to employ all personnel and to make all rules and regulations pertaining to and necessary for the proper operation and maintenance of the common areas and facilities.

LICENSE: All common areas and facilities not within the Leased Premises, which LESSEE may be permitted to use and occupy, are to be used and occupied under a revocable license, and if the amount of such areas be diminished, LESSOR shall not be subject to any liability nor shall LESSEE be entitled to any compensation or diminution or abatement of rent, nor shall such diminution of such areas be deemed constructive or actual eviction.

ALTERATIONS AND MODIFICATIONS: LESSEE shall take good care of the Leased Premises and shall not alter, modify or change the same without the written consent of LESSOR. All alterations and changes that LESSEE may desire shall be done either by or under the direction of LESSOR, but at the expense of LESSEE and shall become the property of LESSOR and remain on the Leased Premises. Any and all trade fixtures, equipment, cabinets and furnishings which LESSEE may place in the Leased Premises shall remain the property of LESSEE and may be removed by LESSEE upon termination of this lease, at its expense. All damage or injury done to the Leased Premises by LESSEE, its agents, servants or employees, (including damage done to the premises in the removal of LESSEE's fixtures, furnishings and equipment) shall be paid for by LESSEE, usual wear and tear excepted. LESSEE shall, at the termination of this lease, surrender the premises to LESSOR in as good condition and repair as the reasonable and proper use thereof will permit, usual wear and tear excepted.

REPAIRS AND MAINTENANCE: LESSOR shall maintain and keep in a good state of repair the roof and exterior walls of the building of which the Leased Premises are a part. LESSEE shall, at its sole cost and expense, maintain and keep in a good state of repair, the interior of the Leased Premises, including, but not limited to, all interior walls, floor covering, ceilings, lighting, plumbing, heating and air conditioning and electrical systems and any replacements therefore or thereof.

LESSEE shall replace, at the expense of LESSEE, any and all plate and other glass damaged or broken from any cause whatsoever in and about the Leased Premises. LESSEE shall insure, and keep insured, at LESSEE's expense, all plat and other glass in the Leased Premises for and in the name of LESSOR.

SIGNS, AWNINGS AND CANOPIES: LESSEE will not place or suffer to be placed or maintained on any exterior door, wall or window of the Leased Premises any sign, awning or canopy, or advertising matter or other thing of any kind, and will not place or maintain any decoration, lettering or advertising matter on the glass of any window or door of the Leased Premises without first obtaining LESSOR's written approval. LESSEE further agrees to maintain any such sign, awning, canopy, decoration, lettering, advertising matter or other thing, as may be approved, in good condition and repair at all times. LESSEE shall not be entitled to space on any exterior pylon unless agreed to by LESSOR, in writing.

PUBLIC LIABILITY INSURANCE: During the Lease Term and any Option Term, LESSEE shall maintain in full force a policy of liability insurance, insuring against loss or damage for personally injury and property damage which may occur on the Leased Premises. Such insurance shall be in an aggregate amount of at least $1,000,000.00 and shall name LESSOR as additional insured thereunder. LESSEE shall provide LESSOR with annual statements reflecting that such insurance coverage remains in full force and that all required premiums thereon have been fully paid.

A copy of any policy of insurance carried by LESSEE shall be supplied to LESSOR annually.

LIABILITY OF LESSOR: LESSOR shall not be liable to LESSEE for any damage by or from any act or negligence of any customer of LESSEE, any other tenant in the building of which the Leased Premises are a part, or of their customers, employees, agents or invitees. LESSEE agrees to pay for all damage to the building, as well as all damage or injury suffered by guests, invitees or occupants thereof caused by misuse or neglect of the LESSEE, its agents, employees, customers and invitees or of its misuse or neglect of the premises.

DESTRUCTION OF PREMISES: In the event of a partial destruction (defined, for these purposes, as destruction or damage, the cost of repair of which is less than 50% of the replacement cost of the entire office building) of the Leased Premises during the Lease Term from any cause, LESSOR shall forthwith repair the same, provided the repairs can be made within one hundred eighty (180) days under the laws and regulations of applicable governmental authorities. Any partial destruction shall neither annul nor void this lease, however LESSEE shall be entitled to a proportionate reduction of rent while the repairs are being made; any proportionate reduction being based on the extent to which the making of repairs shall interfere with the business carried on by LESSEE in the Leased Premises.

In the event that repairs cannot be made within the time period above, or those repairs cannot be made under the laws and regulations of the applicable governmental authorities, this lease may be terminated at the option of either party, with written notice to the other and in the event of such notice, neither party shall have any further liability or obligation to the other.

Should the building in which the Leased Premises are situated be destroyed to the extent of more than fifty percent (50%) of the replacement cost thereof, LESSOR may elect to terminate this lease. A total destruction of the building of which the Leased Premises are a part shall terminate this lease.

When LESSOR is required to make repairs or elects to make repairs hereunder, then upon completion of such repairs the condition of the improvements upon the Leased Premises shall be equivalent to the condition of the improvements on the Leased Premises at the Commencement Date. Such improvements shall be suitable for the conduct of the same type business as was conducted on said Leased Premises immediately prior to such damage or destruction.

Except for its obligation to repair the Leased Premises, if any, required hereunder, LESSOR shall have no other or further liability to LESSEE caused by or attributable to the total or partial destruction of the Leased Premises or the building of which the Leased Premises are a part.

CONDEMNATION: If the whole of the Leased Premises or the building of which the Leased Premises are a part shall be acquired or condemned by eminent domain for any public or quasi-public use or purpose, then and in that event, the term of this lease shall cease and terminate from the date of title vesting in such proceeding and LESSEE shall have no claim against LESSOR for the value of any unexpired term of this lease, nor for any other or further damages suffered by LESSEE on account thereof.

If less than the whole of the Leased Premises or the building of which the Leased Premises are a part shall be so acquired or condemned, then the LESSEE shall determine whether to terminate this lease or whether to continue to occupy that portion of the Leased Premises remaining available at a reduced rental prorated on the basis of the amount of the area of the Leased Premises available after such acquisition or condemnation.

ASSIGNMENT AND SUBLETTING: LESSEE shall not assign this Lease, in whole or in part, nor sublet the Leased Premises or any part thereof, nor allow any other person to occupy or use the Leased Premises without the prior written consent of LESSOR. A consent to one assignment, sublease or occupation or use by any other person shall not be a consent to any subsequent assignment, sublease or occupation or use by another person. Any assignment or subletting without consent shall be void and shall constitute an event of default under the terms hereof.

In the event of any permitted assignment or sublease, in whole or in part, LESSEE shall remain personally bound under the terms hereof and shall remain liable for all LESSEE's obligations hereunder, including, among others, the obligation to pay rent.

Notwithstanding any other provisions contained in this lease, in the event the LESSEE is closed or taken over by the banking authority of the Commonwealth of Kentucky, or other bank supervisory authority, the LESSOR may terminate this lease only with the concurrence of such banking authority or other bank supervisory authority, and any such authority shall in any event have the election either to continue or to terminate this lease, provided that in the event this lease is terminated, the maximum claim of LESSOR for damages or indemnity for injury resulting from the rejection or abandonment of the exexpired term of the lease shall in no event be in an amount exceeding the rent reserved by the lease without acceleration, for the year next succeeding the date of the surrender of the premises to the LESSOR, or the date of re-entry of the LESSOR, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

BREACH OR DEFAULT: LESSEE shall have breached this lease and shall be considered in default hereunder if (1) LESSEE fails to pay any Monthly Installment of rent when due and does not make the delinquent payment within ten (10) days after same becomes due, or (2) LESSEE fails to perform or comply with any of the covenants or conditions of this lease and such failure continues for a period of thirty (30) days after LESSOR has given notice thereof.

Notwithstanding any other provision of this lease, in the event the LESSEE or its successors or assignees shall become insolvent, bankrupt, or make an assignment for the benefit of creditors, or if it or their interests hereunder shall be levied upon or sold under execution or other legal process, or in the event the bank to be operated on the Leased Pemises is closed, or is taken over by the banking authority of the State or other bank supervisory authority, the LESSOR may terminate the lease only with the concurrence of said State banking authority or other bank supervisory authority, and any such authority shall in any event have the election to either continue or terminate the lease, provided, that in the event this lease is terminated, the maximum claim of LESSOR for damages or indemnity for injury resulting from the rejection or abandonment of the unexpired lease shall in no event be in an amount exceeding the rent reserved by the lease, without acceleration, for the year next succeeding the date of the surrender of the Leased Premises to the LESSOR, or the date or re-entry of the LESSOR, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

EFFECT OF BREACH OR DEFAULT: In the event of a breach of this lease or default under the terms hereof, LESSOR may:

1. cancel and terminate this lease, as well as all of the right, title and interest of LESSEE hereunder, by giving to LESSEE not less than thirty (30) days notice of cancellation and termination. On expiration of the time fixed in the notice, this lease and the right, title and interest of LESSEE hereunder shall terminate in the same manner and with the same force and effect, except as to LESSEE's liability, as if the date fixed in the notice of cancellation and termination were the end of the Lease

Term;

2. elect to (but shall not be obligated to) make any payment required of LESSEE herein or comply with any agreement, term or condition required hereby to be performed by LESSEE, and LESSOR shall have the right to enter the Leased Premises for the purpose of correcting or remedying any such default and to remain until the default has been corrected or remedied, but any expenditure for the correction by LESSOR shall not be deemed to waive or release LESSEE's default or LESSOR's right to take any action as may be otherwise permissible hereunder in the case of any default;

3. without legal process or further notice, re-enter the Leased Premises immediately and remove the property and personnel of LESSEE, and store the property in a public warehouse or at a place selected by LESSOR, at the expense of LESSEE. After re-entry LESSOR may terminate the lease on giving thirty (30) days written notice of termination to LESSEE. On termination LESSOR may recover from LESSEE all damages proximately resulting from the breach, including the cost of recovering the premises and the worth of the balance of this lease over the reasonable rental value of the Leased Premises for the remainder of the Lease Term, which sum shall be immediately due LESSOR from LESSEE.

After re-entry, LESSOR may relet the Leased Premises or any part thereof for any term without terminating the lease, at the rent and on the terms as LESSOR may choose. LESSOR may make alterations and repairs to the Leased Premises. The duties and liabilities of the parties if the Leased Premises are relet as provided herein shall be as follows:

a. In addition to LESSEE's liability to LESSOR for breach of the lease, LESSEE shall be liable for all expenses of the reletting, and repairs made due to misuse or neglect by LESSEE, and for the difference between the rent received by LESSOR under the new lease agreement and the Monthly Installments of rent that are due for the same period under this lease.

b. LESSOR shall apply the rent received from reletting the premises (1) to reduce LESSEE's indebtedness to LESSOR under the lease, (2) to expenses of the reletting and repairs made, (3) to rent due under this lease, or (4) to payment of future rent under this lease as it becomes due.

4. exercise and enforce any and all other remedy allowed by law.

The remedies herein given to LESSOR shall be cumulative and the exercise of any one remedy by LESSOR shall not be to the exclusion of any other remedy provided herein or by law.

UNLAWFUL DETAINER AND ATTORNEY FEES: In case suit shall be brought for any unlawful detainer of the Leased Premises, for the recovery of any rent due under the provisions of this lease, or for LESSEE's breach of any other condition contained herein, LESSEE shall pay to LESSOR a reasonable attorneys fee which shall be fixed by the court.

HOLDING OVER: If LESSEE retains possession of the premises after the expiration of the original Lease Term, same shall constitute an election to exercise LESSEE's option to renew and extend the term of this lease, as provided below, unless LESSOR and LESSEE shall have previously agreed in writing that LESSEE may continue his occupancy of the Leased Premises, from month to month. In the event of such an agreement, LESSEE shall become a tenant from month to month on the terms herein specified, but at a monthly rental equal to the rental which would be payable during the Option Term, payable monthly in advance on the Rental Due Date. LESSEE shall continue to be a month-to-month tenant until the tenancy shall be terminated by LESSOR, or until LESSEE has given to LESSOR a written notice at least one (1) month prior to the date of termination of the monthly tenancy of his intention to terminate the tenancy.

RELATIONSHIP OF THE PARTIES: The parties relationship, one to the other, shall be solely that of LESSOR and LESSEE. Neither party hereto shall have any right to the profits or income of the other nor shall either be liable for the losses or liabilities of the other. The terms of this lease have been negotiated at arms length and the parties hereto acknowledge that the terms hereof, including the Annual Rental, is based upon what the parties hereto believe to be the fair market value of the Leased Premises.

SUBORDINATION: This Lease is hereby made subject and subordinate to any future or present mortgages on the Leased Premises of the property of which the Leased Premises are a part. LESSEE agrees to confirm the subordination in a written instrument upon request of LESSOR.

PRORATION COMPUTATION: Notwithstanding anything to the contrary herein, for purposes of computing the LESSEE's pro-rata share of real estate taxes, Common Area Charges, and insurance, such computation shall be made on a basis of a 30 day month and a 360 day year.

LESSOR'S COVENANT: Upon payment by the LESSEE of the rents herein provided, and upon the observance and performance of all the covenants, terms and conditions on LESSEE's part to be observed and performed, LESSEE shall peaceably and quietly hold and enjoy the Leased Premises for the term hereby demised without hindrance or interruption by LESSOR or any other person or persons lawfully or equitable claiming by, through or under the

LESSOR, subject, nevertheless, to the terms and conditions of this lease.

JURISDICTION AND VENUE: This agreement shall be interpreted according to the laws of the Commonwealth of Kentucky and the Madison Circuit Court shall have exclusive venue and jurisdiction over the parties and any dispute arising out of this lease or the enforcement hereof.

TERMS AND MEANINGS: The capitalized terms contained herein shall have the meaning ascribed to them on the first page of this lease.

OPTION TO EXTEND LEASE TERM: LESSEE shall have the option to extend the Lease Term for four (4) additional periods of five (5) years each, as described as the Option Term above; said Option Term to commence immediately upon expiration of the Lease Term.

During each year of the Option Term, LESSEE shall pay unto LESSOR the Annual Option Rent set forth above, in twelve (12) equal monthly installments, in advance. During such Option Term the remaining terms hereof shall apply and remain in full force and binding upon the parties hereto.

ENTIRE AGREEMENT: This writing constitutes the entire agreement between the parties hereto and may be modified only by a writing executed by all parties.

IN WITNESS WHEREOF, the parties have executed this lease at Richmond, Kentucky, on the date indicated below.

LESSOR: 1ST MADISON PROPERTIES, INC.	LESSEE: MADISON BANK
By: Michael Eidson Michael Eidson Manager	By: William M. Walters William M. Walters President & CEO

O:\WP51\DATA\FORMS\MADISON\HIGHLAND.LSE

LEASE AGREEMENT

THIS LEASE made and entered into on the date of the parties respective signatures hereto, by and between:

LESSOR: 1ST MADISON PROPERTIES, INC.
PO Box 300
Richmond, Kentucky, 40476

and

LESSEE: MADISON BANK, a Kentucky Banking Corporation
PO Box 640
Richmond, Kentucky 40476

LEASED PREMISES: Madison Bank Branch, Highland Park
2,670 square feet (approximately)
Eastern ByPass
Richmond, Kentucky

LEASE TERM: ending October 14, 2008

COMMENCEMENT DATE: February 1, 1999

ANNUAL RENTAL: $37,260.00 Per Year, Years 1 - 5
$40,986.00 remainder of Lease Term

MONTHLY INSTALLMENTS: $ 3,105.00 Per Month, Years 1 - 5
$ 3,415.50 remainder of Lease Term

OPTION TERMS & RENT: 5 Years at $ 45,084.60 Per Year; then
5 Years at $ 49,593.06 Per Year; then
5 Years at $ 54,552.36 Per Year; then
5 Years at $ 60,007.60 Per Year.

RECITALS

1. LESSEE is a Kentucky banking corporation with offices in Richmond, Kentucky and has previously leased space from LESSOR in the building of which the Leased Premises are a part; and

2. LESSOR is a Kentucky limited liability company which has acquired land and constructed thereon office space for lease to, among others, LESSEE; and

3. LESSEE desires to lease additional office space adjacent to that space previously leased by it in the Leased Premises for the expansion of its banking offices and activities, and the parties have agreed to all material terms of such lease and wish now to reduce same to writing so there can be no later misunderstanding regarding the terms thereof.

In consideration of the mutual covenants contained herein, the parties agree as follows:

DESCRIPTION OF LEASED PREMISES: LESSEE does hereby lease from LESSOR, and LESSOR leases to LESSEE, approximately 2,260 sq. ft. of finished office space on the ground floor of said building, together with approximately 500 sq. ft. (or one-fourth) the common area (restrooms, hallways, corridors, foyers, stairwells, elevator shafts, etc.) located on the ground floor of the building; all such space being herein referred to as the "Leased Premises". The Leased Premises is that space adjacent to and in the same wing as the space now occupied by LESSEE.

The interior of the Leased Premises shall be finished by LESSOR, at LESSOR's expense, with drywall, suitably painted and/or papered; shall be carpeted or tiled, at LESSEE's option; shall contain restroom fixtures, light fixtures, electrical, computer and telephone outlets and generally be delivered to LESSEE ready for immediate occupancy. LESSEE shall, at its expense, provide and install in the Leased Premises, the office furnishings and equipment, and similar items necessary for the operation of the Leased Premises.

LEASE TERM: This lease shall be for the Lease Term, commencing on the Commencement Date.

RENTAL: During the Lease Term, LESSEE shall pay unto LESSOR the Annual Rental, in Monthly Installments, payable in advance of each succeeding month's occupancy. Rent shall be due on the 15th of each month. The first installment of rent shall be paid on the Commencement Date and shall be pro-rated to the 15th, with all Monthly Installments made thereafter on the 15th of each month to LESSOR at the address specified above, and a payment shall be delinquent if not received by LESSOR within 10 days after the due date.

ADDITIONAL RENT: During the Lease Term, and any Option Term, LESSEE shall pay unto LESSOR, as additional rent, a proportionate share of the taxes, insurance and Common Area Charges (as hereinafter defined), based upon that proportionate part of the LESSOR's property occupied by LESSEE. Such payment of additional rent shall be paid with each Monthly Installment of rent, in advance, based upon LESSOR's estimate of the amount which will be due in the following calendar year. LESSEE's proportionate share of the total taxes, insurance and Common Area Charges due shall be determined by multiplying the total of each such item or expense by a fraction, the numerator being the square foot area of the Leased Premises and the denominator of which shall be the total square footage of the building of which the Leased Premises are a part. LESSOR will bill the LESSEE on or before December 31 of each calendar year for its proportionate share of said taxes, insurance and Common Area Charges, accompanied by copies of the appropriate documentation. The total billing for each category of expense less the amount previously paid by the LESSEE therefor, will result in an adjustment whereby the LESSEE will either receive a refund or pay the balance due to LESSOR within 30 days of billing. The monthly payment amount shall be revised each year to more closely reflect one-twelfth (1/12th) of LESSEE's share of such charges, based upon the prior years actual expenses. For any portion of the Lease Term covered herein which is less than a full calendar year (whether at the beginning or end of the Lease Term), the allocation of taxes shall be further reduced to limit such charge to a corresponding pro rata portion of such year. For the first partial calendar year of the Lease Term, LESSEE will pay his pro rata share of the real estate taxes as provided for in this section for the entire year multiplied by a fraction consisting of the number of days in the calendar year, subsequent to the commencement date of this lease divided by the number of days in that calendar year.

TAXES: From and after the commencement of the Lease Term, LESSEE agrees to pay its proportionate share of real estate taxes and assessments which may be levied or assessed by any lawful authority against the land upon which the Leased Premises are a part, together with the improvements located thereon.

LESSOR estimates that LESSEE's first year tax liability will be $3,384.00 and consequently, LESSEE shall pay, with each months rent during the first calendar year of the Lease Term $282.00 per month towards its proportionate share of all real estate taxes.

Any ad valorem real or personal property taxes which accrue on LESSEE's equipment, furnishings and contents, together with such other tax as may be subsequently assessed on the value of LESSEE's leasehold and leasehold improvements, shall be paid by LESSEE, as and when due.

COMMON AREA CHARGES: LESSEE shall pay to LESSOR as additional rent, LESSEE's share of Common Area Charges for each year of the Lease Term, or portion thereof.

"Common Area Charges" shall mean all costs and expenses incurred by LESSOR or LESSOR's employees, agents or contractors, either pursuant to this Lease or otherwise, arising from or in connection with or as a result of the operating, equipping, policing, protecting, lighting, heating, air conditioning, providing sanitation, sewer, fire protection and other services, insuring, maintaining, repairing and replacing the Common Areas (as hereinabove defined), on, around and within all buildings and improvements of which the Leased Premises are a part.

LESSEE shall have the right to examine vouchers, bills and supporting data at the LESSOR's office to determine the accuracy of such statements submitted by LESSOR pursuant to this paragraph. LESSEE shall pay to LESSOR on account of its portion of the Common Area Charges, the initial monthly sum of $250.00. Such payment on account, however, to be adjusted after each yearly computation of Common Area Charges as stated above.

FIRE AND EXTENDED COVERAGE INSURANCE: LESSEE agrees to pay LESSOR its proportionate share of the total premium paid by LESSOR for fire, extended coverage and rental insurance (including so-called "extended coverage and/or all risk endorsement"), upon LESSOR's buildings and improvements of which the Leased Premises are a part and which are covered by such insurance. The amount of fire insurance to be maintained by LESSOR shall not be less than eighty (80%) percent and not more than one hundred (100%) percent of the actual cash value of LESSOR's buildings and improvements on the property, as such value may exist from time to time. LESSEE will initially pay $34.00 per month towards its proportionate share of said insurance.

RESTRICTIONS ON USE: The premises shall be used solely for the purpose of conducting therein professional offices related to a bank and those activities associated therewith, and for no other purpose. LESSEE shall not use nor permit the Leased Premises or any part thereof to be used for any purposes other than those permitted herein.

LESSEE shall neither permit on the Leased Premises any act, sale, or storage that may be prohibited under standard forms of fire insurance policies, nor use the Leased Premises for any such purpose. In addition, no use shall be made or permitted to be made that shall result in (1) waste on the Leased Premises, (2) a public or private nuisance, or (2) improper, unlawful or objectionable use, including sale, storage, or preparation, of food, alcoholic beverages, or materials generating an odor on the Leased Premises. LESSEE shall comply with all governmental regulations and statutes affecting the Leased Premises either now or in the future.

UTILITIES: LESSEE shall furnish and pay for utility services provided to the Leased Premises, including, but not limited to, water, sewer, gas (if applicable), electricity and garbage removal. Any and all connections for utility services to the Leased Premises shall stand in the name of LESSEE only and LESSOR shall have no liability for the payment for such services utilized by LESSEE from the Leased Premises.

LESSEE shall be solely responsible for and promptly pay all charges for heat, water, sewer, gas, electricity, air conditioning or any other utility used or consumed in the Leased Premises from and after the date possession of the Leased Premises are delivered to LESSEE. Should LESSOR elect to supply the water, sewer, gas, heat, electricity, air conditioning or any other utility used or consumed in the Leased Premises, LESSEE agrees to reimburse LESSOR for the cost thereof on a pro-rata basis, using the same square footage calculation applicable to "Taxes", described above. In no event shall LESSOR be liable for an interruption or failure in the supply of any such utilities to the Leased Premises. LESSEE is responsible for, and shall promptly pay, all charges for monitoring, testing and certification of the sprinkler system (if any) within the Leased Premises.

CHANGES AND ADDITIONS TO BUILDINGS AND IMPROVEMENTS: LESSOR hereby reserves the right at any time to make alterations or additions to and build additional stories on the building in which the Leased Premises are contained and to build adjoining the same. LESSOR also reserves the right to construct other buildings or improvements on the property upon which the Leased Premises are situated and, from time to time make alterations thereof or additions thereto and to build adjoining same.

CONTROL OF COMMON AREAS BY LESSOR: All automobile parking areas, driveways, entrances and exits thereto, and other facilities furnished by LESSOR in or near the Leased Premises, including parking areas, loading facilities, garbage pick-up stations, elevator shafts, elevators, pedestrian sidewalks, curbs and ramps, service and access roads, drainage facilities, public signage, equipment, landscaped areas, interior and exterior stairways, hallways, foyers, and other areas and improvements provided by LESSOR for the general use, in common, of tenants, their officers, agents, employees and customers (herein collectively called "Common Areas"), shall at all times be subject to the exclusive control and management of LESSOR, and LESSOR shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect to all facilities and areas mentioned in this article. LESSOR shall have the right to construct, maintain and operate lighting facilities on all said areas and improvements; to police the same; from time to time to change the area, level, location and arrangement of parking areas and other facilities hereinabove referred to; to restrict parking by tenants, their officers, agents and employees to employee parking areas; to close all or any portion of said areas or facilities to such extent as may, in the opinion of LESSOR's counsel, by legally sufficient to prevent a dedication thereof or the accrual of any rights to any person or the public therein; to close temporarily all or any portion of the parking areas or of facilities; to discourage non-customer parking; and to do and perform such other acts in said areas and improvements as, in the use of good business judgment, the LESSOR shall determine to be advisable with a view to the improvement of the convenience and use thereof by LESSEE, their officers, agents, employees and customers. LESSOR will operate and maintain the common facilities referred to above in such manner as LESSOR, in its sole discretion, shall determine from time to time. Without limiting the scope of such discretion, LESSOR shall have full right and authority to employ all personnel and to make all rules and regulations pertaining to and necessary for the proper operation and maintenance of the common areas and facilities.

LICENSE: All common areas and facilities not within the Leased Premises, which LESSEE may be permitted to use and occupy, are to be used and occupied under a revocable license, and if the amount of such areas be diminished, LESSOR shall not be subject to any liability nor shall LESSEE be entitled to any compensation or diminution or abatement of rent, nor shall such diminution of such areas be deemed constructive or actual eviction.

ALTERATIONS AND MODIFICATIONS: LESSEE shall take good care of the Leased Premises and shall not alter, modify or change the same without the written consent of LESSOR. All alterations and changes that LESSEE may desire shall be done either by or under the direction of LESSOR, but at the expense of LESSEE and shall become the property of LESSOR and remain on the Leased Premises. Any and all trade fixtures, equipment, cabinets and furnishings which LESSEE may place in the Leased Premises shall remain the property of LESSEE and may be removed by LESSEE upon termination of this lease, at its expense. All damage or injury done to the Leased Premises by LESSEE, its agents, servants or employees, (including damage done to the premises in the removal of LESSEE's fixtures, furnishings and equipment) shall be paid for by LESSEE, usual wear and tear excepted. LESSEE shall, at the termination of this lease, surrender the premises to LESSOR in as good condition and repair as the reasonable and proper use thereof will permit, usual wear and tear excepted.

REPAIRS AND MAINTENANCE: LESSOR shall maintain and keep in a good state of repair the roof and exterior walls of the building of which the Leased Premises are a part. LESSEE shall, at its sole cost and expense, maintain and keep in a good state of repair, the interior of the Leased Premises, including, but not limited to, all interior walls, floor covering, ceilings, lighting, plumbing, heating and air conditioning and electrical systems and any replacements therefore or thereof.

LESSEE shall replace, at the expense of LESSEE, any and all plate and other glass damaged or broken from any cause whatsoever in and about the Leased Premises. LESSEE shall insure, and keep insured, at LESSEE's expense, all plat and other glass in the Leased Premises for and in the name of LESSOR.

SIGNS, AWNINGS AND CANOPIES: LESSEE will not place or suffer to be placed or maintained on any exterior door, wall or window of the Leased Premises any sign, awning or canopy, or advertising matter or other thing of any kind, and will not place or maintain any decoration, lettering or advertising matter on the glass of any window or door of the Leased Premises without first obtaining LESSOR's written approval. LESSEE further agrees to maintain any such sign, awning, canopy, decoration, lettering, advertising matter or other thing, as may be approved, in good condition and repair at all times. LESSEE shall not be entitled to space on any exterior pylon unless agreed to by LESSOR, in writing.

PUBLIC LIABILITY INSURANCE: During the Lease Term and any Option Term, LESSEE shall maintain in full force a policy of liability insurance, insuring against loss or damage for personally injury and property damage which may occur on the Leased Premises. Such insurance shall be in an aggregate amount of at least $1,000,000.00 and shall name LESSOR as additional insured thereunder. LESSEE shall provide LESSOR with annual statements reflecting that such insurance coverage remains in full force and that all required premiums thereon have been fully paid.

A copy of any policy of insurance carried by LESSEE shall be supplied to LESSOR annually.

LIABILITY OF LESSOR: LESSOR shall not be liable to LESSEE for any damage by or from any act or negligence of any customer of LESSEE, any other tenant in the building of which the Leased Premises are a part, or of their customers, employees, agents or invitees. LESSEE agrees to pay for all damage to the building, as well as all damage or injury suffered by guests, invitees or occupants thereof caused by misuse or neglect of the LESSEE, its agents, employees, customers and invitees or of its misuse or neglect of the premises.

DESTRUCTION OF PREMISES: In the event of a partial destruction (defined, for these purposes, as destruction or damage, the cost of repair of which is less than 50% of the replacement cost of the entire office building) of the Leased Premises during the Lease Term from any cause, LESSOR shall forthwith repair the same, provided the repairs can be made within one hundred eighty (180) days under the laws and regulations of applicable governmental authorities. Any partial destruction shall neither annul nor void this lease, however LESSEE shall be entitled to a proportionate reduction of rent while the repairs are being made; any proportionate reduction being based on the extent to which the making of repairs shall interfere with the business carried on by LESSEE in the Leased Premises.

In the event that repairs cannot be made within the time period above, or those repairs cannot be made under the laws and regulations of the applicable governmental authorities, this lease may be terminated at the option of either party, with written notice to the other and in the event of such notice, neither party shall have any further liability or obligation to the other.

Should the building in which the Leased Premises are situated be destroyed to the extent of more than fifty percent (50%) of the replacement cost thereof, LESSOR may elect to terminate this lease. A total destruction of the building of which the Leased Premises are a part shall terminate this lease.

When LESSOR is required to make repairs or elects to make repairs hereunder, then upon completion of such repairs the condition of the improvements upon the Leased Premises shall be equivalent to the condition of the improvements on the Leased Premises at the Commencement Date. Such improvements shall be suitable for the conduct of the same type business as was conducted on said Leased Premises immediately prior to such damage or destruction.

Except for its obligation to repair the Leased Premises, if any, required hereunder, LESSOR shall have no other or further liability to LESSEE caused by or attributable to the total or partial destruction of the Leased Premises or the building of which the Leased Premises are a part.

CONDEMNATION: If the whole of the Leased Premises or the building of which the Leased Premises are a part shall be acquired or condemned by eminent domain for any public or quasi-public use or purpose, then and in that event, the term of this lease shall cease and terminate from the date of title vesting in such proceeding and LESSEE shall have no claim against LESSOR for the value of any unexpired term of this lease, nor for any other or further damages suffered by LESSEE on account thereof.

If less than the whole of the Leased Premises or the building of which the Leased Premises are a part shall be so acquired or condemned, then the LESSEE shall determine whether to terminate this lease or whether to continue to occupy that portion of the Leased Premises remaining available at a reduced rental prorated on the basis of the amount of the area of the Leased Premises available after such acquisition or condemnation.

ASSIGNMENT AND SUBLETTING: LESSEE shall not assign this Lease, in whole or in part, nor sublet the Leased Premises or any part thereof, nor allow any other person to occupy or use the Leased Premises without the prior written consent of LESSOR. A consent to one assignment, sublease or occupation or use by any other person shall not be a consent to any subsequent assignment, sublease or occupation or use by another person. Any assignment or subletting without consent shall be void and shall constitute an event of default under the terms hereof.

In the event of any permitted assignment or sublease, in whole or in part, LESSEE shall remain personally bound under the terms hereof and shall remain liable for all LESSEE's obligations hereunder, including, among others, the obligation to pay rent.

Notwithstanding any other provisions contained in this lease, in the event the LESSEE is closed or taken over by the banking authority of the Commonwealth of Kentucky, or other bank supervisory authority, the LESSOR may terminate this lease only with the concurrence of such banking authority or other bank supervisory authority, and any such authority shall in any event have the election either to continue or to terminate this lease, provided that in the event this lease is terminated, the maximum claim of LESSOR for damages or indemnity for injury resulting from the rejection or abandonment of the exexpired term of the lease shall in no event be in an amount exceeding the rent reserved by the lease without acceleration, for the year next succeeding the date of the surrender of the premises to the LESSOR, or the date of re-entry of the LESSOR, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

BREACH OR DEFAULT: LESSEE shall have breached this lease and shall be considered in default hereunder if (1) LESSEE fails to pay any Monthly Installment of rent when due and does not make the delinquent payment within ten (10) days after same becomes due, or (2) LESSEE fails to perform or comply with any of the covenants or conditions of this lease and such failure continues for a period of thirty (30) days after LESSOR has given notice thereof.

Notwithstanding any other provision of this lease, in the event the LESSEE or its successors or assignees shall become insolvent, bankrupt, or make an assignment for the benefit of creditors, or if it or their interests hereunder shall be levied upon or sold under execution or other legal process, or in the event the bank to be operated on the Leased Pemises is closed, or is taken over by the banking authority of the State or other bank supervisory authority, the LESSOR may terminate the lease only with the concurrence of said State banking authority or other bank supervisory authority, and any such authority shall in any event have the election to either continue or terminate the lease, provided, that in the event this lease is terminated, the maximum claim of LESSOR for damages or indemnity for injury resulting from the rejection or abandonment of the unexpired lease shall in no event be in an amount exceeding the rent reserved by the lease, without acceleration, for the year next succeeding the date of the surrender of the Leased Premises to the LESSOR, or the date or re-entry of the LESSOR, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

EFFECT OF BREACH OR DEFAULT: In the event of a breach of this lease or default under the terms hereof, LESSOR may:

1. cancel and terminate this lease, as well as all of the right, title and interest of LESSEE hereunder, by giving to LESSEE not less than thirty (30) days notice of cancellation and termination. On expiration of the time fixed in the notice, this lease and the right, title and interest of LESSEE hereunder shall terminate in the same manner and with the same force and effect, except as to LESSEE's liability, as if the date fixed in the notice of cancellation and termination were the end of the Lease Term;

2. elect to (but shall not be obligated to) make any payment required of LESSEE herein or comply with any agreement, term or condition required hereby to be performed by LESSEE, and LESSOR shall have the right to enter the Leased Premises for the purpose of correcting or remedying any such default and to remain until the default has been corrected or remedied, but any expenditure for the correction by LESSOR shall not be deemed to waive or release LESSEE's default or LESSOR's right to take any action as may be otherwise permissible hereunder in the case of any default;

3. without legal process or further notice, re-enter the Leased Premises immediately and remove the property and personnel of LESSEE, and store the property

in a public warehouse or at a place selected by LESSOR, at the expense of LESSEE. After re-entry LESSOR may terminate the lease on giving thirty (30) days written notice of termination to LESSEE. On termination LESSOR may recover from LESSEE all damages proximately resulting from the breach, including the cost of recovering the premises and the worth of the balance of this lease over the reasonable rental value of the Leased Premises for the remainder of the Lease Term, which sum shall be immediately due LESSOR from LESSEE.

After re-entry, LESSOR may relet the Leased Premises or any part thereof for any term without terminating the lease, at the rent and on the terms as LESSOR may choose. LESSOR may make alterations and repairs to the Leased Premises. The duties and liabilities of the parties if the Leased Premises are relet as provided herein shall be as follows:

a. In addition to LESSEE's liability to LESSOR for breach of the lease, LESSEE shall be liable for all expenses of the reletting, and repairs made due to misuse or neglect by LESSEE, and for the difference between the rent received by LESSOR under the new lease agreement and the Monthly Installments of rent that are due for the same period under this lease.

b. LESSOR shall apply the rent received from reletting the premises (1) to reduce LESSEE's indebtedness to LESSOR under the lease, (2) to expenses of the reletting and repairs made, (3) to rent due under this lease, or (4) to payment of future rent under this lease as it becomes due.

4. exercise and enforce any and all other remedy allowed by law.

The remedies herein given to LESSOR shall be cumulative and the exercise of any one remedy by LESSOR shall not be to the exclusion of any other remedy provided herein or by law.

UNLAWFUL DETAINER AND ATTORNEY FEES: In case suit shall be brought for any unlawful detainer of the Leased Premises, for the recovery of any rent due under the provisions of this lease, or for LESSEE's breach of any other condition contained herein, LESSEE shall pay to LESSOR a reasonable attorneys fee which shall be fixed by the court.

HOLDING OVER: If LESSEE retains possession of the premises after the expiration of the original Lease Term, same shall constitute an election to exercise LESSEE's option to renew and extend the term of this lease, as provided below, unless LESSOR and LESSEE shall have previously agreed in writing that LESSEE may continue his occupancy of the Leased Premises, from month to month. In the event of such an agreement, LESSEE shall become a tenant from month to month on the terms herein specified, but at a monthly rental equal to the rental which would be payable during the Option Term, payable monthly in advance on the Rental Due Date. LESSEE shall continue to be a month-to-month tenant until the tenancy shall be terminated by LESSOR, or until LESSEE has given to LESSOR a written notice at least one (1) month prior to the date of termination of the monthly tenancy of his intention to terminate the tenancy.

RELATIONSHIP OF THE PARTIES: The parties relationship, one to the other, shall be solely that of LESSOR and LESSEE. Neither party hereto shall have any right to the profits or income of the other nor shall either be liable for the losses or liabilities of the other. The terms of this lease have been negotiated at arms length and the parties hereto acknowledge that the terms hereof, including the Annual Rental, is based upon what the parties hereto believe to be the fair market value of the Leased Premises.

SUBORDINATION: This Lease is hereby made subject and subordinate to any future or present mortgages on the Leased Premises of the property of which the Leased Premises are a part. LESSEE agrees to confirm the subordination in a written instrument upon request of LESSOR.

PRORATION COMPUTATION: Notwithstanding anything to the contrary herein, for purposes of computing the LESSEE's pro-rata share of real estate taxes, Common Area Charges, and insurance, such computation shall be made on a basis of a 30 day month and a 360 day year.

LESSOR'S COVENANT: Upon payment by the LESSEE of the rents herein provided, and upon the observance and performance of all the covenants, terms and conditions on LESSEE's part to be observed and performed, LESSEE shall peaceably and quietly hold and enjoy the Leased Premises for the term hereby demised without hindrance or interruption by LESSOR or any other person or persons lawfully or equitable claiming by, through or under the LESSOR, subject, nevertheless, to the terms and conditions of this lease.

JURISDICTION AND VENUE: This agreement shall be interpreted according to the laws of the Commonwealth of Kentucky and the Madison Circuit Court shall have exclusive venue and jurisdiction over the parties and any dispute arising out of this lease or the enforcement hereof.

TERMS AND MEANINGS: The capitalized terms contained herein shall have the meaning ascribed to them on the first page of this lease.

OPTION TO EXTEND LEASE TERM: LESSEE shall have the option to extend the Lease Term for four (4) additional periods of five (5) years each, as described as the Option Term above; said Option Term to commence immediately upon expiration of the Lease Term.

During each year of the Option Term, LESSEE shall pay unto LESSOR the Annual Option Rent set forth above, in twelve (12) equal monthly installments, in advance. During such Option Term the remaining terms hereof shall apply and remain in full force and binding upon the parties hereto.

ENTIRE AGREEMENT: This writing constitutes the entire agreement between the parties hereto and may be modified only by a writing executed by all parties.

IN WITNESS WHEREOF, the parties have executed this lease at Richmond, Kentucky, on the date indicated below.

LESSOR: 1ST MADISON PROPERTIES, LLC.	LESSEE: MADISON BANK
By: Michael Eidson	By: William M. Walters, President
Michael Eidson Manager	William M. Walters President & CEO

O:\DATA\MADISON\Highland Lease No. 2.wpd

LEASE AGREEMENT

THIS LEASE made and entered into on the date of the parties respective signatures hereto, by and between:

LESSOR: 1ST MADISON PROPERTIES, LLC.
PO Box 300
Richmond, Kentucky, 40476

and

LESSEE: MADISON BANK, a Kentucky Banking Corporation
PO Box 640
Richmond, Kentucky 40476

LEASED PREMISES: Madison Bank Branch, Highland Park
2,750 square feet (approximately)
Eastern ByPass
Richmond, Kentucky

LEASE TERM: ending October 14, 2008

COMMENCEMENT DATE: June 15, 2000

ANNUAL RENTAL: $38,362.50 Per Year, Years 1 - 5
$42,198.75 remainder of Lease Term

MONTHLY INSTALLMENTS: $ 3,196.88 Per Month, Years 1 - 5
$ 3,516.56 remainder of Lease Term

OPTION TERMS & RENT: 5 Years at $ 46,418.62 Per Year; then
5 Years at $ 51,060.48 Per Year; then
5 Years at $ 56,166.59 Per Year; then
5 Years at $ 61,783.24 Per Year.

RECITALS

1. LESSEE is a Kentucky banking corporation with offices in Richmond, Kentucky and is in need of an additional branch facility within which to conduct its business; and

2. LESSOR is a Kentucky limited liability company which has acquired land and constructed thereon office space for lease to others; and

3. The parties have agreed to all material terms of their agreement and wish now to reduce same to writing so there can be no later misunderstanding regarding the terms thereof.

In consideration of the mutual covenants contained herein, the parties agree as follows:

DESCRIPTION OF LEASED PREMISES: LESSEE does hereby lease from LESSOR, and LESSOR leases to LESSEE, approximately 2,250 sq. ft. of finished office space on the ground floor of said building, together with approximately 500 sq. ft. (or one-fourth) the common area (restrooms, hallways, corridors, foyers, stairwells, elevator shafts, etc.) located on the ground floor of the building; all such space being herein referred to as the "Leased Premises". A site plan for the location of the proposed building, and a preliminary office layout therein, is attached hereto and made a part hereof.

The interior of the Leased Premises shall be finished by LESSOR, at LESSOR's expense, with drywall, suitably painted and/or papered; shall be carpeted or tiled, at LESSEE's option; shall contain light fixtures, electrical, computer and telephone outlets and generally be delivered to LESSEE ready for immediate occupancy. LESSEE shall, at its expense, provide and install in the Leased Premises, the office furnishings and equipment, and similar items necessary for the operation of the Leased Premises.

LEASE TERM: This lease shall be for the Lease Term, commencing on the Commencement Date.

RENTAL: During the Lease Term, LESSEE shall pay unto LESSOR the Annual Rental, in Monthly Installments, payable in advance of each succeeding month's occupancy. Rent shall be due on the 15th of each month, with the first such payment being due on the Commencement Date. The Monthly Installments shall be made thereafter on the same day of each month to LESSOR at the address specified above, and a payment shall be delinquent if not received by LESSOR within 10 days after the due date.

ADDITIONAL RENT: During the Lease Term, and any Option Term, LESSEE shall pay unto LESSOR, as additional rent, a proportionate share of the taxes, insurance and Common Area Charges (as hereinafter defined), based upon that proportionate part of the LESSOR's property occupied by LESSEE. Such payment of additional rent shall be paid with each Monthly Installment of rent, in advance, based upon LESSOR's estimate of the amount which will be due in the following calendar year. LESSEE's proportionate share of the total taxes, insurance and Common Area Charges due shall be determined by multiplying the total of each such item or expense by a fraction, the numerator being the square foot area of the Leased Premises and the denominator of which shall be the total square footage of the building of which the Leased Premises are a part. LESSOR will bill the LESSEE on or before December 31 of each calendar year for its proportionate share of said taxes, insurance and Common Area Charges, accompanied by copies of the appropriate documentation. The total billing for each category of expense less the amount previously paid by the LESSEE therefor, will result in an adjustment whereby the LESSEE will either receive a refund or pay the balance due to LESSOR within 30 days of billing. The monthly payment amount shall be revised each year to more closely reflect one-twelfth (1/12th) of LESSEE's share of such charges, based upon the prior years actual expenses. For any portion of the Lease Term covered herein which is less than a full calendar year (whether at the beginning or end of the Lease Term), the allocation of taxes shall be further reduced to limit such charge to a corresponding pro rata portion of such year. For the first partial calendar year of the Lease Term, LESSEE will pay his pro rata share of the real estate taxes as provided for in this section for the entire year multiplied by a fraction consisting of the number of days in the calendar year, subsequent to the commencement date of this lease divided by the number of days in that calendar year.

TAXES: From and after the commencement of the Lease Term, LESSEE agrees to pay its proportionate share of real estate taxes and assessments which may be levied or assessed by any lawful authority against the land upon which the Leased Premises are a part, together with the improvements located thereon.

LESSOR estimates that LESSEE's first year tax liability will be $3,384.00 and consequently, LESSEE shall pay, with each months rent during the first calendar year of the Lease Term $282.00 per month towards its proportionate share of all real estate taxes.

Any ad valorem real or personal property taxes which accrue on LESSEE's equipment, furnishings and contents, together with such other tax as may be subsequently assessed on the value of LESSEE's leasehold and leasehold improvements, shall be paid by LESSEE, as and when due.

COMMON AREA CHARGES: LESSEE shall pay to LESSOR as additional rent, LESSEE's share of Common Area Charges for each year of the Lease Term, or portion thereof.

"Common Area Charges" shall mean all costs and expenses incurred by LESSOR or LESSOR's employees, agents or contractors, either pursuant to this Lease or otherwise, arising from or in connection with or as a result of the operating, equipping, policing, protecting, lighting, heating, air conditioning, providing sanitation, sewer, fire protection and other services, insuring, maintaining, repairing and replacing the Common Areas (as hereinabove defined), on, around and within all buildings and improvements of which the Leased Premises are a part.

LESSEE shall have the right to examine vouchers, bills and supporting data at the LESSOR's office to determine the accuracy of such statements submitted by LESSOR pursuant to this paragraph. LESSEE shall pay to LESSOR on account of its portion of the Common Area Charges, the initial monthly sum of $250.00. Such payment on account, however, to be adjusted after each yearly computation of Common Area Charges as stated above.

FIRE AND EXTENDED COVERAGE INSURANCE: LESSEE agrees to pay LESSOR its proportionate share of the total premium paid by LESSOR for fire, extended coverage and rental insurance (including so-called "extended coverage and/or all risk endorsement"), upon LESSOR's buildings and improvements of which the Leased Premises are a part and which are covered by such insurance. The amount of fire insurance to be maintained by LESSOR shall not be less than eighty (80%) percent and not more than one hundred (100%) percent of the actual cash value of LESSOR's buildings and improvements on the property, as such value may exist from time to time. LESSEE will initially pay $34.00 per month towards its proportionate share of said insurance.

RESTRICTIONS ON USE: The premises shall be used solely for the purpose of conducting therein professional offices related to a bank and those activities associated therewith, and for no other purpose. LESSEE shall not use nor permit the Leased Premises or any part thereof to be used for any purposes other than those permitted herein.

LESSEE shall neither permit on the Leased Premises any act, sale, or storage that may be prohibited under standard forms of fire insurance policies, nor use the Leased Premises for any such purpose. In addition, no use shall be made or permitted to be made that shall result in (1) waste on the Leased Premises, (2) a public or private nuisance, or (2) improper, unlawful or objectionable use, including sale, storage, or preparation, of food, alcoholic beverages, or materials generating an odor on the Leased Premises. LESSEE shall comply with all governmental regulations and statutes affecting the Leased Premises either now or in the future.

UTILITIES: LESSEE shall furnish and pay for utility services provided to the Leased Premises, including, but not limited to, water, sewer, gas (if applicable), electricity and garbage removal. Any and all connections for utility services to the Leased Premises shall stand in the name of LESSEE only and LESSOR shall have no liability for the payment for such services utilized by LESSEE from the Leased Premises.

LESSEE shall be solely responsible for and promptly pay all charges for heat, water, sewer, gas, electricity, air conditioning or any other utility used or consumed in the Leased Premises from and after the date possession of the Leased Premises are delivered to LESSEE. Should LESSOR elect to supply the water, sewer, gas, heat, electricity, air conditioning or any other utility used or consumed in the Leased Premises, LESSEE agrees to reimburse LESSOR for the cost thereof on a pro-rata basis, using the same square footage calculation applicable to "Taxes", described above. In no event shall LESSOR be liable for an interruption or failure in the supply of any such utilities to the Leased Premises. LESSEE is responsible for, and shall promptly pay, all charges for monitoring, testing and certification of the sprinkler system (if any) within the Leased Premises.

CHANGES AND ADDITIONS TO BUILDINGS AND IMPROVEMENTS: LESSOR hereby reserves the right at any time to make alterations or additions to and build additional stories on the building in which the Leased Premises are contained and to build adjoining the same. LESSOR also reserves the right to construct other buildings or improvements on the property upon which the Leased Premises are situated and, from time to time make alterations thereof or additions thereto and to build adjoining same.

CONTROL OF COMMON AREAS BY LESSOR: All automobile parking areas, driveways, entrances and exits thereto, and other facilities furnished by LESSOR in or near the Leased Premises, including parking areas, loading facilities, garbage pick-up stations, elevator shafts, elevators, pedestrian sidewalks, curbs and ramps, service and access roads, drainage facilities, public signage, equipment, landscaped areas, interior and exterior stairways, hallways, foyers, and other areas and improvements provided by LESSOR for the general use, in common, of tenants, their officers, agents, employees and customers (herein collectively called "Common Areas"), shall at all times be subject to the exclusive control and management of LESSOR, and LESSOR shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect to all facilities and areas mentioned in this article. LESSOR shall have the right to construct, maintain and operate lighting facilities on all said areas and improvements; to police the same; from time to time to change the area, level, location and arrangement of parking areas and other facilities hereinabove referred to; to restrict parking by tenants, their officers, agents and employees to employee parking areas; to close all or any portion of said areas or facilities to such extent as may, in the opinion of LESSOR's counsel, by legally sufficient to prevent a dedication thereof or the accrual of any rights to any person or the public therein; to close temporarily all or any portion of the parking areas or of facilities; to discourage non-customer parking; and to do and perform such other acts in said areas and improvements as, in the use of good business judgment, the LESSOR shall determine to be advisable with a view to the improvement of the convenience and use thereof by LESSEE, their officers, agents, employees and customers. LESSOR will operate and maintain the common facilities referred to above in such manner as LESSOR, in its sole discretion, shall determine from time to time. Without limiting the scope of such discretion, LESSOR shall have full right and authority to employ all personnel and to make all rules and regulations pertaining to and necessary for the proper operation and maintenance of the common areas and facilities.

LICENSE: All common areas and facilities not within the Leased Premises, which LESSEE may be permitted to use and occupy, are to be used and occupied under a revocable license, and if the amount of such areas be diminished, LESSOR shall not be subject to any liability nor shall LESSEE be entitled to any compensation or diminution or abatement of rent, nor shall such diminution of such areas be deemed constructive or actual eviction.

ALTERATIONS AND MODIFICATIONS: LESSEE shall take good care of the Leased Premises and shall not alter, modify or change the same without the written consent of LESSOR. All alterations and changes that LESSEE may desire shall be done either by or under the direction of LESSOR, but at the expense of LESSEE and shall become the property of LESSOR and remain on the Leased Premises. Any and all trade fixtures, equipment, cabinets and furnishings which LESSEE may place in the Leased Premises shall remain the property of LESSEE and may be removed by LESSEE upon termination of this lease, at its expense. All damage or injury done to the Leased Premises by LESSEE, its agents, servants or employees, (including damage done to the premises in the removal of LESSEE's fixtures, furnishings and equipment) shall be paid for by LESSEE, usual wear and tear excepted. LESSEE shall, at the termination of this lease, surrender the premises to LESSOR in as good condition and repair as the reasonable and proper use thereof will permit, usual wear and tear excepted.

REPAIRS AND MAINTENANCE: LESSOR shall maintain and keep in a good state of repair the roof and exterior walls of the building of which the Leased Premises are a part. LESSEE shall, at its sole cost and expense, maintain and keep in a good state of repair, the interior of the Leased Premises, including, but not limited to, all interior walls, floor covering, ceilings, lighting, plumbing, heating and air conditioning and electrical systems and any replacements therefore or thereof.

LESSEE shall replace, at the expense of LESSEE, any and all plate and other glass damaged or broken from any cause whatsoever in and about the Leased Premises. LESSEE shall insure, and keep insured, at LESSEE's expense, all plat and other glass in the Leased Premises for and in the name of LESSOR.

SIGNS, AWNINGS AND CANOPIES: LESSEE will not place or suffer to be placed or maintained on any exterior door, wall or window of the Leased Premises any sign, awning or canopy, or advertising matter or other thing of any kind, and will not place or maintain any decoration, lettering or advertising matter on the glass of any window or door of the Leased Premises without first obtaining LESSOR's written approval. LESSEE further agrees to maintain any such sign, awning, canopy, decoration, lettering, advertising matter or other thing, as may be approved, in good condition and repair at all times. LESSEE shall not be entitled to space on any exterior pylon unless agreed to by LESSOR, in writing.

PUBLIC LIABILITY INSURANCE: During the Lease Term and any Option Term, LESSEE shall maintain in full force a policy of liability insurance, insuring against loss or damage for personally injury and property damage which may occur on the Leased Premises. Such insurance shall be in an aggregate amount of at least $1,000,000.00 and shall name LESSOR as additional insured thereunder. LESSEE shall provide LESSOR with annual statements reflecting that such insurance coverage remains in full force and that all required premiums thereon have been fully paid.

A copy of any policy of insurance carried by LESSEE shall be supplied to LESSOR annually.

LIABILITY OF LESSOR: LESSOR shall not be liable to LESSEE for any damage by or from any act or negligence of any customer of LESSEE, any other tenant in the building of which the Leased Premises are a part, or of their customers, employees, agents or invitees. LESSEE agrees to pay for all damage to the building, as well as all damage or injury suffered by guests, invitees or occupants thereof caused by misuse or neglect of the LESSEE, its agents, employees, customers and invitees or of its misuse or neglect of the premises.

DESTRUCTION OF PREMISES: In the event of a partial destruction (defined, for these purposes, as destruction or damage, the cost of repair of which is less than 50% of the replacement cost of the entire office building) of the Leased Premises during the Lease Term from any cause, LESSOR shall forthwith repair the same, provided the repairs can be made within one hundred eighty (180) days under the laws and regulations of applicable governmental authorities. Any partial destruction shall neither annul nor void this lease, however LESSEE shall be entitled to a proportionate reduction of rent while the repairs are being made; any proportionate reduction being based on the extent to which the making of repairs shall interfere with the business carried on by LESSEE in the Leased Premises.

In the event that repairs cannot be made within the time period above, or those repairs cannot be made under the laws and regulations of the applicable governmental authorities, this lease may be terminated at the option of either party, with written notice to the other and in the event of such notice, neither party shall have any further liability or obligation to the other.

Should the building in which the Leased Premises are situated be destroyed to the extent of more than fifty percent (50%) of the replacement cost thereof, LESSOR may elect to terminate this lease. A total destruction of the building of which the Leased Premises are a part shall terminate this lease.

When LESSOR is required to make repairs or elects to make repairs hereunder, then upon completion of such repairs the condition of the improvements upon the Leased Premises shall be equivalent to the condition of the improvements on the Leased Premises at the Commencement Date. Such improvements shall be suitable for the conduct of the same type business as was conducted on said Leased Premises immediately prior to such damage or destruction.

Except for its obligation to repair the Leased Premises, if any, required hereunder, LESSOR shall have no other or further liability to LESSEE caused by or attributable to the total or partial destruction of the Leased Premises or the building of which the Leased Premises are a part.

CONDEMNATION: If the whole of the Leased Premises or the building of which the Leased Premises are a part shall be acquired or condemned by eminent domain for any public or quasi-public use or purpose, then and in that event, the term of this lease shall cease and terminate from the date of title vesting in such proceeding and LESSEE shall have no claim against LESSOR for the value of any unexpired term of this lease, nor for any other or further damages suffered by LESSEE on account thereof.

If less than the whole of the Leased Premises or the building of which the Leased Premises are a part shall be so acquired or condemned, then the LESSEE shall determine whether to terminate this lease or whether to continue to occupy that portion of the Leased Premises remaining available at a reduced rental prorated on the basis of the amount of the area of the Leased Premises available after such acquisition or condemnation.

ASSIGNMENT AND SUBLETTING: LESSEE shall not assign this Lease, in whole or in part, nor sublet the Leased Premises or any part thereof, nor allow any other person to occupy or use the Leased Premises without the prior written consent of LESSOR. A consent to one assignment, sublease or occupation or use by any other person shall not be a consent to any subsequent assignment, sublease or occupation or use by another person. Any assignment or subletting without consent shall be void and shall constitute an event of default under the terms hereof.

In the event of any permitted assignment or sublease, in whole or in part, LESSEE shall remain personally bound under the terms hereof and shall remain liable for all LESSEE's obligations hereunder, including, among others, the obligation to pay rent.

Notwithstanding any other provisions contained in this lease, in the event the LESSEE is closed or taken over by the banking authority of the Commonwealth of Kentucky, or other bank supervisory authority, the LESSOR may terminate this lease only with the concurrence of such banking authority or other bank supervisory authority, and any such authority shall in any event have the election either to continue or to terminate this lease, provided that in the event this lease is terminated, the maximum claim of LESSOR for damages or indemnity for injury resulting from the rejection or abandonment of the exexpired term of the lease shall in no event be in an amount exceeding the rent reserved by the lease without acceleration, for the year next succeeding the date of the surrender of the premises to the LESSOR, or the date of re-entry of the LESSOR, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

BREACH OR DEFAULT: LESSEE shall have breached this lease and shall be considered in default hereunder if (1) LESSEE fails to pay any Monthly Installment of rent when due and does not make the delinquent payment within ten (10) days after same becomes due, or (2) LESSEE fails to perform or comply with any of the covenants or conditions of this lease and such failure continues for a period of thirty (30) days after LESSOR has given notice thereof.

Notwithstanding any other provision of this lease, in the event the LESSEE or its successors or assignees shall become insolvent, bankrupt, or make an assignment for the benefit of creditors, or if it or their interests hereunder shall be levied upon or sold under execution or other legal process, or in the event the bank to be operated on the Leased Pemises is closed, or is taken over by the banking authority of the State or other bank supervisory authority, the LESSOR may terminate the lease only with the concurrence of said State banking authority or other bank supervisory authority, and any such authority shall in any event have the election to either continue or terminate the lease, provided, that in the event this lease is terminated, the maximum claim of LESSOR for damages or indemnity for injury resulting from the rejection or abandonment of the unexpired lease shall in no event be in an amount exceeding the rent reserved by the lease, without acceleration, for the year next succeeding the date of the surrender of the Leased Premises to the LESSOR, or the date or re-entry of the LESSOR, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

EFFECT OF BREACH OR DEFAULT: In the event of a breach of this lease or default under the terms hereof, LESSOR may:

1. cancel and terminate this lease, as well as all of the right, title and interest of LESSEE hereunder, by giving to LESSEE not less than thirty (30) days notice of cancellation and termination. On expiration of the time fixed in the notice, this lease

and the right, title and interest of LESSEE hereunder shall terminate in the same manner and with the same force and effect, except as to LESSEE's liability, as if the date fixed in the notice of cancellation and termination were the end of the Lease Term;

2. elect to (but shall not be obligated to) make any payment required of LESSEE herein or comply with any agreement, term or condition required hereby to be performed by LESSEE, and LESSOR shall have the right to enter the Leased Premises for the purpose of correcting or remedying any such default and to remain until the default has been corrected or remedied, but any expenditure for the correction by LESSOR shall not be deemed to waive or release LESSEE's default or LESSOR's right to take any action as may be otherwise permissible hereunder in the case of any default;

3. without legal process or further notice, re-enter the Leased Premises immediately and remove the property and personnel of LESSEE, and store the property in a public warehouse or at a place selected by LESSOR, at the expense of LESSEE. After re-entry LESSOR may terminate the lease on giving thirty (30) days written notice of termination to LESSEE. On termination LESSOR may recover from LESSEE all damages proximately resulting from the breach, including the cost of recovering the premises and the worth of the balance of this lease over the reasonable rental value of the Leased Premises for the remainder of the Lease Term, which sum shall be immediately due LESSOR from LESSEE.

After re-entry, LESSOR may relet the Leased Premises or any part thereof for any term without terminating the lease, at the rent and on the terms as LESSOR may choose. LESSOR may make alterations and repairs to the Leased Premises. The duties and liabilities of the parties if the Leased Premises are relet as provided herein shall be as follows:

a. In addition to LESSEE's liability to LESSOR for breach of the lease, LESSEE shall be liable for all expenses of the reletting, and repairs made due to misuse or neglect by LESSEE, and for the difference between the rent received by LESSOR under the new lease agreement and the Monthly Installments of rent that are due for the same period under this lease.

b. LESSOR shall apply the rent received from reletting the premises (1) to reduce LESSEE's indebtedness to LESSOR under the lease, (2) to expenses of the reletting and repairs made, (3) to rent due under this lease, or (4) to payment of future rent under this lease as it becomes due.

4. exercise and enforce any and all other remedy allowed by law.

The remedies herein given to LESSOR shall be cumulative and the exercise of any one remedy by LESSOR shall not be to the exclusion of any other remedy provided herein or by law.

UNLAWFUL DETAINER AND ATTORNEY FEES: In case suit shall be brought for any unlawful detainer of the Leased Premises, for the recovery of any rent due under the provisions of this lease, or for LESSEE's breach of any other condition contained herein, LESSEE shall pay to LESSOR a reasonable attorneys fee which shall be fixed by the court.

HOLDING OVER: If LESSEE retains possession of the premises after the expiration of the original Lease Term, same shall constitute an election to exercise LESSEE's option to renew and extend the term of this lease, as provided below, unless LESSOR and LESSEE shall have previously agreed in writing that LESSEE may continue his occupancy of the Leased Premises, from month to month. In the event of such an agreement, LESSEE shall become a tenant from month to month on the terms herein specified, but at a monthly rental equal to the rental which would be payable during the Option Term, payable monthly in advance on the Rental Due Date. LESSEE shall continue to be a month-to-month tenant until the tenancy shall be terminated by LESSOR, or until LESSEE has given to LESSOR a written notice at least one (1) month prior to the date of termination of the monthly tenancy of his intention to terminate the tenancy.

RELATIONSHIP OF THE PARTIES: The parties relationship, one to the other, shall be solely that of LESSOR and LESSEE. Neither party hereto shall have any right to the profits or income of the other nor shall either be liable for the losses or liabilities of the other. The terms of this lease have been negotiated at arms length and the parties hereto acknowledge that the terms hereof, including the Annual Rental, is based upon what the parties hereto believe to be the fair market value of the Leased Premises.

SUBORDINATION: This Lease is hereby made subject and subordinate to any future or present mortgages on the Leased Premises of the property of which the Leased Premises are a part. LESSEE agrees to confirm the subordination in a written instrument upon request of LESSOR.

PRORATION COMPUTATION: Notwithstanding anything to the contrary herein, for purposes of computing the LESSEE's pro-rata share of real estate taxes, Common Area Charges, and insurance, such computation shall be made on a basis of a 30 day month and a 360 day year.

LESSOR'S COVENANT: Upon payment by the LESSEE of the rents herein provided, and upon the observance and performance of all the covenants, terms and conditions on LESSEE's part to be observed and performed, LESSEE shall peaceably and quietly hold and enjoy the Leased Premises for the term hereby demised without hindrance or interruption by LESSOR or any other person or persons lawfully or equitable claiming by, through or under the LESSOR, subject, nevertheless, to the terms and conditions of this lease.

JURISDICTION AND VENUE: This agreement shall be interpreted according to the laws of the Commonwealth of Kentucky and the Madison Circuit Court shall have exclusive venue and jurisdiction over the parties and any dispute arising out of this lease or the enforcement hereof.

TERMS AND MEANINGS: The capitalized terms contained herein shall have the meaning ascribed to them on the first page of this lease.

OPTION TO EXTEND LEASE TERM: LESSEE shall have the option to extend the Lease Term for four (4) additional periods of five (5) years each, as described as the Option Term above; said Option Term to commence immediately upon expiration of the Lease Term.

During each year of the Option Term, LESSEE shall pay unto LESSOR the Annual Option Rent set forth above, in twelve (12) equal monthly installments, in advance. During such Option Term the remaining terms hereof shall apply and remain in full force and binding upon the parties hereto.

ENTIRE AGREEMENT: This writing constitutes the entire agreement between the parties hereto and may be modified only by a writing executed by all parties.

IN WITNESS WHEREOF, the parties have executed this lease at Richmond, Kentucky, on the date indicated below.

LESSOR:
1st Madison Properties, LLC.

By: Michael Eidson ______________________ 6/14/00
Michael Eidson, Manager date

LESSEE:
Madison Bank

By: William M. Walters, Pres. ______________________ May 30, 2000
William M. Walters, President & CEO date

O:\DATA\EAVES\1st Madison Properties\Bank Operations Dept. Lease.wpd

LEASE MODIFICATION

THIS LEASE MODIFICATION is made and entered into on this the 10th day of October, 1996, by and between University Shopping Center, a Kentucky limited partnership, with principal offices at 5710 Wooster Pike, Cincinnati, Ohio 45227 ("Landlord") and Madison Bank, a Kentucky banking corporation, P. O. Box 640, Richmond, Kentucky 40476 ("Tenant").

W I T N E S S E T H:

That WHEREAS, the parties hereto did, on September 19, 1996, enter into a certain ground lease (the "lease") pursuant to which Tenant leased from Landlord a certain tract of land located in the University Shopping Center, Richmond, Kentucky, and

WHEREAS, the parties wish to clarify a provision of such lease to conform to their mutual understanding thereof, and

WHEREAS, in order to place their understanding in writing, the parties execute this agreement.

NOW, THEREFORE, for and in consideration of the mutual agreements of the parties hereto, the parties covenant, contract and agree as follows:

1. That Article 13 of the above-referenced lease is amended to read, in its entirety, as follows:

<u>Condemnation</u>. If the whole or any part of the demised premises are taken or sold pursuant to condemnation proceedings and, as a result, Tenant is unable to continue its business from the demised premises as it did before, Tenant shall have the option of cancelling this lease without further liability. In the event of condemnation proceedings, Landlord shall receive and retain any

award attributable to the loss or damage to the land and Tenant shall receive and retain any award attributable to the loss or damage to improvements constructed upon the land by Tenant.

2. That except as modified herein, the lease referred to above shall be unaffected by the terms hereof and shall in all respects, remain in full force and effect.

WITNESS the signatures of the parties hereto as of the day, month and year set forth opposite their respective signatures.

LANDLORD:

UNIVERSITY SHOPPING CENTER

10/16/96
date

By: Burgess Doan POA
Sandra S Doan, Trustee
General Partner

TENANT:

MADISON BANK

10/21/96
date

By: William M. Walters, President
President

O:\WP51\DATA\MISCELLA\LEASE.MOD
10/9/96 11:24am Wed

ADDENDUM TO LEASE

THIS ADDENDUM TO LEASE is made and entered into on this the 24 day of June, 1997, by and between UNIVERSITY SHOPPING CENTER, a Partnership, with its principal office at 5710 Wooster Pike, Cincinnati, Ohio 45227, hereinafter called "Landlord", and MADISON BANK, a Banking Corporation organized under the laws of the Commonwealth of Kentucky, hereinafter called "Tenant".

WITNESSETH: THAT WHEREAS on or about September 19, 1996 the parties hereto executed a certain Lease Agreement whereby the Tenant leased from Landlord certain premises located in the University Shopping Center in Richmond, Madison County, Kentucky, and

WHEREAS, the aforesaid Lease Agreement was for an original term of five (5) years, with Tenant having the right to extend the term thereof for three (3) additional successive five (5) year terms, and

WHEREAS, the parties desire to amend the terms of the aforesaid Lease Agreement so as to add two (2) additional five (5) year option terms, and

WHEREAS, the parties have reached agreement for the provision of such additional option terms and wish to reduce their agreement to writing.

NOW THEREFORE, for an in consideration of the sum of Ten Dollars ($10.00) this date paid to Landlord by Tenant, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do covenant and agree as follows:

1. Article 23 of that certain Lease Agreement executed by the parties hereto and dated September 19, 1996 is amended to read, in its entirety, as follows:

Article 23. <u>Option to Renew</u>. Tenant shall have the option to extend this lease for five (5) additional terms of five (5) years, at the following annual rentals:

year 6 through 10 $33,000.00 per year;

years 11 through 15 $36,300.00 per year;

years 16 through 20 $39,939.00 per year;

years 21 through 25 $43,923.00 per year; and

years 26 through 30 $48,315.30 per year.

2. That except as modified hereby, the aforesaid Lease Agreement will remain in full force and effect.

LANDLORD:

UNIVERSITY SHOPPING CENTER

Burgess Doan POA

By: for Sandra S Doan Trustee
Sandra S. Doan, Trustee
(Burgess Doan, Attorney-in-Fact)
General Partner

TENANT:

MADISON BANK

By: William M. Walters President
William M. Walters, President

O:\WP51\DATA\FORMS\MADISON\ADDENDUM.LEA

LEASE

THIS LEASE, made and entered into this 15th day of September, 1996, by and between University Shopping Center, a Partnership, with its principal office at 5710 Wooster Pike, Cincinnati, Ohio 45227, hereinafter called "Landlord", and MADISON BANK, a banking corporation organized under the laws of the Commonwealth of Kentucky, hereinafter called "Tenant".

WITNESSETH:

That Landlord, for and in consideration of the rent herein contained, does hereby demise and lease unto the Tenant and Tenant does lease and take from the Landlord, the premises located in University Shopping Center situated in the Richmond, Madison County, Kentucky, which premises are located in the parking lot and comprise an area 135 feet wide x 145 feet deep, described in Exhibit A hereto and incorporated herein by reference, together with all common easements, parking, rights and appurtenances made available by the Landlord to all Tenants generally in this development.

TO HAVE AND TO HOLD for a term of 60 months, unless sooner terminated as herein provided, to commence upon the date when the first monthly installment of rent is due as hereinafter provided, for the rental and upon the following mutual covenants, terms and conditions:

Article 1. Rental. Tenant agrees to pay Landlord the annual rent of thirty thousand ($30,000.00) Dollars for the term of this lease in equal monthly installments of two thousand five hundred ($2,500.00) dollars per month.

Article 2. Commencement of Term. This lease term shall commence on the first day following completion of Tenant's building and appurtenant facilities on the leased premises, but not later than 90 days from the date hereof.

Article 3. Possession. Tenant shall have possession of the demised premises from the date upon which it exercises its option to lease the premises; said option having been previously executed by Landlord and by Tenant's representative, Michael R. Eaves. Upon the expiration or earlier termination of this Lease, Tenant shall deliver the Landlord physical possession of the demised premises in good condition, with wear and tear and damage by fire or other casualty excepted.

Article 4. Fixtures and Personal Property and Improvements. Except as otherwise set forth herein, all improvements to the demised premises shall be at the expense of Tenant. Tenant may construct such building and related facilities upon the demised premises as are incident to the operation thereon of a commercial bank. Tenant shall maintain the premises in a clean and sanitary condition at all times.

Prior to construction, Tenant shall submit plans and renderings of such proposed improvements for Landlord's approval, which will not be unreasonably withheld. All improvements made by Tenant to or upon the demised premises, except for Tenant's equipment and trade fixtures, shall when made at once be deemed to be attached to the freehold and become the property of the Landlord, and at the end or other expiration of the term shall be surrendered to Landlord in as good order and condition as they were when installed, reasonable wear and damages by the elements excepted.

Article 5. Restriction on Use, Assignment, Subletting. Tenant shall operate on the demised premises what is commonly knows as a commercial bank, offering those services usually associated with this business and shall not use the premises for any other purpose without the written consent of Landlord. Tenant shall not vacate, assign, mortgage, underlet or sublet the leased premises or any part thereof without the written consent of the Landlord, which consent shall not be unreasonably withheld.

Article 6. Property Damage. Tenant shall save Landlord harmless from all loss or damage occasioned by the use, misuse, or abuse of the demised premises.

Article 7. Parking Area. Landlord grants to Tenant the right to use, in common with others entitled to similar use thereof, the parking area. Any other parking area provided in the future for the common use of all tenants and their customers will also be made available to Tenant and its customers. Tenant shall contribute annually to the Landlord the sum of $2,500.00, in equal monthly installments, for the cost of lighting, cleaning and maintaining the common areas.

Article 8. Utilities. Commencing with the date rent shall be due and payable by Tenant hereunder, Tenant agrees to pay water, gas, electricity and all other utilities used by Tenant in and around the demised premises, including any sewer service, recorded on its separate meter, according to the charge made therefor by the proper local authority. Landlord covenants that there is available on the demises premises adequate water, sewer, gas, electric and other utility services necessary for occupancy thereof.

Article 9. Repairs and Taxes. During the term hereof and of any extension hereof, Tenant shall keep in a constantly good state of repair, its building and other improvements, parking facilities and grounds. Landlord shall have no responsibility for maintenance to any part of the demised premises. Tenant shall pay any and all real property taxes assessed on the improvements constructed by it upon the demised premises, together with its proportionate share of such taxes on common areas.

Article 10. Tenant's Defaults. If any voluntary or involuntary petition or similar pleading under any section or sections or any bankruptcy or reorganization act shall be filed by or against Tenant, or if the estate hereby created should pass from Tenant by operation of law, or if Tenant should default in the payment of any installment of rent when due, or if any waste be committed or any unnecessary damage done upon or to the leased premises, or if there is any default or breach of any covenant, condition, term or agreement to be performed by Tenant hereunder, and such default is not remedied by Tenant within ten (10) days after receipt of notice of such default, Landlord may, without further notice, at its option, declare the said term ended and enter into possession of the demised premises and sue for and recover all rents or damages without declaring this lease void or entering into possession of said premises. Every demand for rent due wherever and whenever made shall have the same effect as if made at the time it falls due and at the place of payment or on the premises, and after the service of any Landlord may receive and collect any rent due, and such collection or receipt shall not operate as a waiver of nor effect such notice, suit or judgment. To secure the payment of all rents due hereunder, Landlord shall have a first and prior lien on all of Tenant's furniture, fixtures, and merchandise located on the demised premises. One or more waivers by Landlord of any covenant, condition, or default shall not be construed as waiver, consent or approval of a subsequent breach.

Upon Tenant's failure to observe and perform any of the conditions, agreements, or provisions of this Lease, it shall be lawful thereupon, after Landlord shall have notified the Tenant, the State Bank Department, the Director of the FDIC Division of Bank Supervision, or the respective successors of either, in writing, of such failure on the part of the Tenant, and the Tenant, State Banking Department, the Director of the FDIC Division of Bank Supervision, or the respective successor of either, shall not have rectified such failure within one hundred and twenty (120) days after giving of such notice to it, for Landlord to re-enter and repossess said premises, to remove all persons therefrom and to take exclusive possession of and remove all property therefrom, and all rights of Tenant shall immediately cease and terminate, subject however to the right of the Tenant to remove from the leased Premises the building and equipment as otherwise provided for herein. The failure on the part of the Landlord to re-enter or repossess the premises, or to exercise any of its rights hereunder upon any default, shall not be deemed a waiver of any of the terms and conditions of this Lease, and shall not preclude said Landlord from the exercise of any such rights upon any subsequent occurring default or defaults.

Notwithstanding any other provision of this Lease, in the event the Tenant or its successors or assignees shall become insolvent, bankrupt, or make an assignment for the benefit of creditors, or if it or their interests hereunder shall be levied upon or sold under execution or other legal process, or in the event the bank to be operated on the premises is closed, or is taken over by the banking authority of the State or other bank supervisory authority, the Landlord may terminate the Lease only with the concurrence of said State banking authority or other bank supervisory authority, and any such authority shall in any event have the election to either continue or terminate the Lease, provided, that in the event this Lease is terminated, the maximum claim of Landlord for damages or indemnity for injury resulting from the rejection or abandonment of the unexpired Lease shall in no event be in an amount exceeding the rent reserved by the Lease, without acceleration, for the year next succeeding the date of the surrender of the premises to the Landlord, or the date of re-entry of the Landlord, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

Article 11. Addresses for Rent Payment, Demands and Notices. Whenever in this lease it shall be required or permitted that notice, payment of rent, or demand be given or served by either party to this lease to or on the other, such notice, payment or demand shall be given or served in writing addressed as follows:

To Landlord At: University Shopping Center
5710 Wooster Pike, Suite 210
Cincinnati, Ohio 45227
Phone: (513) 272-2494

To Tenant At: Madison Bank
P. O. Box 300
Richmond, Kentucky 40476-0300
Attn: Michael R. Eaves

Such addresses may be changed from time to time by either party by serving notices as provided above. All notices or demands shall be served by registered mail.

Article 12. Obligation of Successors. Landlord and Tenant agree that all the provisions hereof are to be construed as covenants and agreements as though the words imparting such covenants and agreements were used in each separate paragraph hereof, and that all of the provisions hereof shall bind and inure to the benefit of the parties hereto, and their respective legal representatives, successors and assigns.

Article 13. Condemnation. If the whole or any part of the demised premises are taken or sold pursuant to condemnation proceedings, Landlord and Tenant shall have the option of cancelling this lease and Landlord shall receive all of any condemnation awards. If the Landlord does not exercise such option, the lease shall remain in full force and effect with the parties sharing the condemnation award in relation to their respective interests.

Article 14. Title. It is expressly understood that Landlord shall not be held or construed to be a partner or associate of Tenant in the conduct of its business and that the relationship of the respective parties shall be and remain only that of Landlord and Tenant under this instrument, and it is not and never shall be deemed a partnership or a joint venture.

Article 15. Sign Clause. Signs shall be regulated as follows:

(a) All designs shall be of substantial, easily maintained construction and conform with all regulations of Building code and shall be non-flashing.

(b) All signs shall be subject to prior written approval of Landlord.

Article 16. Right of Mortgage. Tenant shall, at the request of the Landlord, execute all legal instruments necessary to permit the Landlord to complete any financial arrangements which may be required from time to time by lending institutions wherein the demised premises are required to be used as collateral for said financing, but Tenant shall not be required to sign any instrument which increases or decreases its monetary obligations from those set forth herein.

Article 17. Conduct of Business and Advertising. Tenant shall during the entire term, continuously use the demised premises for the purpose stated in this lease, carrying on therein Tenant's business undertaking diligently, assiduously and energetically. Tenant shall maintain on the premises a substantial stock of goods, wares, and merchandise, and equipment, adequate to assure successful operation of Tenant's business, and shall employ clerks, salesmen and other employees sufficient for the service and convenience of customers. Tenant shall keep the premises open and available for business activity therein during all usual days and hours for such business in the vicinity except when prevented by strikes, fires, casualty, or other causes beyond Tenant's reasonable control, and except during reasonable periods for repairing and decorating the premises. Tenant shall advertise this business with reasonable adequacy and as frequently and as favorable as any other business of like nature operated by Tenant in Madison County, Kentucky, and shall not divert elsewhere any trade or commerce which ordinarily would be transacted by Tenant in or from the demised premises.

Article 18. Public Liability Indemnification. Tenant covenants that it will indemnify and save Landlord harmless from liability, loss, cost, damage, expense, and judgment, arising from injury of any nature occurring or alleged to have occurred during the term hereof to persons or property on the demised premises, including the storeroom entrances, adjacent sidewalks and loading area.

Tenant shall carry public liability insurance in the amount of $100,000.00 per person, $300,000.00 per accident, $100,000.00 property damage, with both Landlord and Tenant as named insured thereunder, and satisfactory evidence of such coverage shall be furnished to Landlord by Tenant. Notwithstanding the foregoing, Tenant shall maintain throughout the term and any extension thereof such property, casualty and liability insurance and in such amounts as are required by the State Department of Financial Institutions and such other agencies as govern the activities of commercial banks in Kentucky.

Landlord covenants that the demised premises are free from above or below ground contamination of any kind whatsoever. Landlord shall indemnify, defend and hold Tenant harmless from and against any and all liability, claim, assessment, action or damage resulting from allegations that any portion of the demised premises are or may be contaminated contrary to the provision of any law, rule, code or regulation.

Article 19. Interest on Delinquent Payments. In case any payment for rent or other moneys is not made when due, then the sum thus delinquent shall bear interest at the rate of 10% per annum from the date when due until paid. Landlord shall have the right, but not the obligation, to cure any default of Tenant under the provisions of this lease and add the cost thereof to the next month's rental. Nothing in this Article shall be deemed a waiver by Landlord of any right accruing to Landlord upon default either by the provisions of this lease or by operation of law.

Article 20. Merchant's Association. Tenant will become a member of, participate fully in, and remain in good standing in the shopping center Merchant's Association as soon as the same has been formed, limited to tenants occupying premises in the shopping center, and abide by the regulations of such Association.

Each member tenant shall have one vote and the Landlord shall also have one vote in the operation of said Association. The objects of such Association shall be to encourage its members to deal fairly and courteously with their customers, to sell their merchandise or services at fair prices, to follow ethical business practices, to assist the business of the tenants by sales promotions, and center-wide advertising and in particular to help the interests of members of the said Association. Tenant agrees to pay dues to the Merchant's Association as approved by a majority vote of the members of the Association.

Article 21. Definitions. The term "Tenant" as used herein, may include more than one person, and pronouns as used herein may include the applicable gender, corporations or associations of every kind. The article headings are inserted only as a matter of convenience and in no way define, limit or describe the scope and intent of this lease.

Article 22. Entire Contract. This writing constitutes the entire agreement between the parties and there are no reservations, understandings, side agreements, representations, warranties, or other matters whatsoever not specifically set out herein.

Article 23. Option to Renew and Right of First Refusal. Tenant shall have the option to extend this lease for three additional terms of five years, at the following annual rentals:

years 6 - 10	$33,000.00 per year
years 11 - 15	$36,300.00 per year
years 16 - 20	$39,930.00 per year

WITNESS the signature of the parties hereto as of the day, month and year first herein written pursuant to authority granted by the respective Boards of Directors of the Landlord and of the Tenant.

LANDLORD:

UNIVERSITY SHOPPING CENTER

Sandra S. Doan, Trustee

By Burgess L. Doan P.O.A.

General Partner

TENANT:

MADISON BANK

By William M. Walters
President

LANDLORD'S ACKNOWLEDGMENT

COUNTY OF ~~HAMILTON~~ Madison)
) ss
STATE OF ~~OHIO~~ Kentucky)

I, the undersigned, a notary public, do hereby certify that on this 20 day of June, 1996, personally appeared before me Burgess Doan, as General Partner of University Shopping Center, who acknowledged that he did sign

Attorney in fact
for Sandra S. Doan, Trustee

198

and seal the foregoing instrument for an on behalf of the said University Shopping Center, being thereunto duly authorized, of his own free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal this 24 day of June, 1996.

My commission expires 8/25/98.

NOTARY PUBLIC

ACKNOWLEDGEMENT OF TENANT

STATE OF KENTUCKY)
) ss
COUNTY OF MADISON)

I, the undersigned, a notary public, do hereby certify that on this 19 day of September, 1996, personally appeared before me William M. Walters, to me known as President of Madison Bank, who acknowledged that he did sign and seal the foregoing instrument for an on behalf of the said Madison Bank, being thereunto duly authorized, of his own free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal this 19 day of September, 199____.

My commission expires 5-1-99.

NOTARY PUBLIC

PREPARED BY:

SWORD, FLOYD, MOODY, BOHANNON,
EAVES, FERNANDEZ & OLDS

By: ____________________
Michael R. Eaves

ADDRESS: 218 West Main Street
Post Office Box 300
Richmond, Kentucky 40476-0300
Telephone: 606-623-3728

O:\WP51\DATA\LEASES\MAD_BANK.LSE


97
98
Edge of street
ROAD EDGE
portion of retaining wall to be removed
5' TALL HERE
TAINING ALL
104.2
102.8
SAN M.H.
150'
105
104
03

LAND LEASE

THIS LAND LEASE, made and entered into this 1st day of June, 1999, by and between HARDY OIL COMPANY, INC.,a Kentucky corporation, hereinafter called "Landlord", and MADISON BANK, a banking corporation organized under the laws of the Commonwealth of Kentucky, hereinafter called "Tenant".

WITNESSETH:

That Landlord, for and in consideration of the rent herein contained, does hereby demise and lease unto the Tenant and Tenant does lease and take from the Landlord, the Leased Premises located at the corner of Tates Creek Road and West Main Street, in Richmond, Madison County, Kentucky, which Leased Premises are more particularly described in the deed thereto found of record in Deed Book 464, Page 7 in the office of the Madison County Clerk, Richmond, Kentucky, to which reference is hereby made, together with all easements, rights and appurtenances running therewith, on the following terms and conditions:

1. Rental. Tenant agrees to pay Landlord an annual rent during the Primary Term of this Lease of Thirty Thousand ($30,000.00) Dollars, in equal monthly installments of Two Thousand Five Hundred ($2,500.00) Dollars per month. During the Option Term, if exercised as hereinafter provided, Tenant shall pay to Landlord the Option Rent hereinafter described.

2. Commencement Date. The Primary Term of this Lease shall be 5 years, commencing on the first day of the month following the satisfaction of the Conditions Precedent more particularly described in numerical paragraph 15 hereof. The parties shall, after satisfaction of the Conditions Precedent, endorse the Commencement Date on the face of this Lease

3. Possession. Tenant shall have possession of the Leased Premises from the Commencement Date, as described above. Notwithstanding such provision, however, Tenant may go upon the Leased Premises for the purposes of performing tests, surveys and other studies in preparation for its occupancy of the Leased Premises and the demolition of the buildings located on the Leased Premises. Upon the expiration or earlier termination of this Lease, Tenant shall deliver the Landlord physical possession of the Leased Premises in good condition, with wear and tear and damage by fire or other casualty excepted.

4. Fixtures and Personal Property and Improvements. Except as otherwise set forth herein, all improvements to the Leased Premises shall be at the expense of Tenant. Tenant may construct such buildings, appurtenances, improvements and related facilities upon the Leased Premises as are incident to its operations. Tenant shall maintain the Premises in a clean and well kept condition at all times. Any and all

structures erected by Tenant upon the Leased Premises shall, upon the termination or expiration of the Lease Term, be the sole and exclusive property of Landlord. Any equipment and movable trade fixtures place upon the Leased Premises by Tenant shall be and remain the sole and exclusive property of Tenant and may be, upon expiration or termination of the Lease, be removed from the Leased Premises by Tenant, who shall repair any damage done to the Leased Premises or to the structures located thereon by the removal thereof.

5. Assignment and Subletting. Tenant shall not assign, mortgage, underlet or sublet the Leased Premises or any part thereof, or assign this Lease, in whole or in part, without the written consent of the Landlord, which consent shall not be unreasonably withheld.

6. Property Damage. Tenant shall save Landlord harmless from all loss or damage occasioned by the use, misuse, or abuse of the Leased Premises.

7. Landlord's Indemnity. The Leased Premises have been previously used for the sale of gasoline and petroleum products. The underground storage tanks have been previously removed from the Leased Premises and the Commonwealth of Kentucy has certified that the Leased Premises are free from contaminants. Notwithstanding such certification by the Commonwealth of Kentucky, however, Landlord covenants that the Leased Premises are free from above or below ground contamination of any kind whatsoever. Landlord shall indemnify, defend and hold Tenant harmless from and against any and all liability, claim, assessment, action or damage resulting from allegations that any portion of the Leased Premises are or may be contaminated contrary to the provision of any law, rule, code or regulation.

8. Demolition of Existing Structures. Tenant may, at its expense, demolish and remove from the Leased Premises, any and all existing improvements or buildings located thereon, without liability to Landlord therefor.

9. Repairs and Taxes. During the Primary Term hereof and of any Option Term, Tenant shall keep in a constantly good state of repair, its building and other improvements, parking facilities and grounds. Landlord shall have no responsibility for maintenance to any part of the Leased Premises. Tenant shall pay any and all real property taxes assessed on the improvements constructed by it upon the Leased Premises.

10. Tenant's Defaults. Upon Tenant's failure to observe and perform any of the conditions, agreements, or provisions of this Lease, it shall be lawful thereupon, after Landlord shall have notified the Tenant in writing, the Kentucky Department of Financial Institutions, the Director of the FDIC Division of Bank Supervision, or the respective successors of either, in writing, of such failure on the part of the

Tenant, and the Tenant, Kentucky Department of Financial Institutions, the Director of the FDIC Division of Bank Supervision, or the respective successor of either, shall not have rectified such failure within one hundred and twenty (120) days after giving of such notice to it, for Landlord to re-enter and repossess said Leased Premises, to remove all persons therefrom and to take exclusive possession of and remove all property therefrom, and all rights of Tenant shall immediately cease and terminate, subject however to the right of the Tenant to remove from the Leased Premises the building and equipment as otherwise provided for herein. The failure on the part of the Landlord to re-enter or repossess the Leased Premises, or to exercise any of its rights hereunder upon any default, shall not be deemed a waiver of any of the terms and conditions of this Lease, and shall not preclude Landlord from the exercise of any such rights upon any subsequent occurring default or defaults.

Notwithstanding any other provision of this Lease, in the event the Tenant or its successors or assignees shall become insolvent, bankrupt, or make an assignment for the benefit of creditors, or if it or their interests hereunder shall be levied upon or sold under execution or other legal process, or in the event the bank to be operated on the Leased Premises is closed, or is taken over by the banking authority of the Kentucky or other bank supervisory authority, the Landlord may terminate the Lease only with the concurrence of said Kentucky banking authority or other bank supervisory authority, and any such authority shall in any event have the election to either continue or terminate the Lease, provided, that in the event this Lease is terminated, the maximum claim of Landlord for damages or indemnity for injury resulting from the rejection or abandonment of the unexpired Lease shall in no event be in an amount exceeding the rent reserved by the Lease, without acceleration, for the year next succeeding the date of the surrender of the Leased Premises to the Landlord, or the date of re-entry of the Landlord, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

11. <u>Addresses for Rent Payment, Demands and Notices</u>. Whenever in this Lease it shall be required or permitted that notice, payment of rent, or demand be given or served by either party to this Lease to or on the other, such notice, payment or demand shall be given or served in writing addressed as follows:

To Landlord At:

Hardy Oil Company, Inc.
PO Box 507
Irvine, Kentucky 40336
Phone:(606) 723-3664

To Tenant At: Madison Bank
P. O. Box [redacted] 1210
Richmond, Kentucky 40476-[redacted]-1210

Such addresses may be changed from time to time by either party by serving notices as provided above. All notices or demands shall be served by registered mail.

12. Obligation of Successors. Landlord and Tenant agree that all the provisions hereof are to be construed as covenants and agreements as though the words imparting such covenants and agreements were used in each separate paragraph hereof, and that all of the provisions hereof shall bind and inure to the benefit of the parties hereto, and their respective legal representatives, successors and assigns.

13. Condemnation. If the whole or any part of the Leased Premises are taken or sold pursuant to condemnation proceedings, Tenant shall have the option of terminating this Lease without further liability hereunder. Any award made on account of such condemnation shall be apportioned between the parties, with Landlord receiving any part thereof attributable to the land, and Tenant receiving any part thereof attributable to the improvements located on the land.

14. Title. It is expressly understood that Landlord shall not be held or construed to be a partner or associate of Tenant in the conduct of its business and that the relationship of the respective parties shall be and remain only that of Landlord and Tenant under this instrument, and it is not and never shall be deemed a partnership or a joint venture.

15. Conditions Precedent. This Lease, and the obligations of Tenant hereunder are made expressly contingent and are conditioned upon Tenant obtaining, after proper and timely application therefor, consent from the FDIC, Kentucky Department of Financial Institutions, City of Richmond and any other applicable governmental agency or authority, for the use, occupancy and continued operation of a commercial banking facility, including a drive-in banking facility, on the Leased Premises and for the construction of such facility on the Leased Premises.

16. Right of Mortgage. Tenant shall, at the request of the Landlord, execute any document necessary to permit the Landlord to pledge the Leased Premises as collateral to secure any loan, the amount of which does not exceed the fair market value of the land (the Leased Premises, less the improvements made thereto by Tenant). Notwithstanding such requirement, however, Tenant shall be required to do nothing which would, in the opinion of its counsel, increase its monetary obligations hereunder or subject Tenant to the loss, or potential loss, of its rights hereunder.

17. Public Liability Indemnification. Tenant covenants that it will indemnify and save Landlord harmless from liability, loss, cost, damage, expense, and judgment, arising from injury of any nature occurring or alleged to have occurred during the term hereof to persons or property on the Leased Premises. Tenant shall carry public liability insurance in the amount of at least $1,000,000.00 in the aggregate, naming Landlord as additional insured thereunder, and satisfactory evidence of such coverage shall be furnished to Landlord by Tenant. Notwithstanding the foregoing, Tenant shall maintain throughout the term and any extension thereof such property, casualty and liability insurance and in such amounts as are required by the State Department of Financial Institutions and such other agencies as govern the activities of commercial banks in Kentucky.

18. Entire Contract. This writing constitutes the entire agreement between the parties and there are no reservations, understandings, side agreements, representations, warranties, or other matters whatsoever not specifically set out herein.

19. Option to Renew and Right of First Refusal. Tenant shall have the option to extend this lease for four additional terms of five years each (each of which is herein referred to as an Option Term), at the following annual rentals (the Option Rent):

years 6 - 10	$33,600.00 per year
years 11 - 15	$37,632.00 per year
years 16 - 20	$42,144.00 per year
years 21 - 25	$47,208.00 per year

Unless Tenant shall have given Landlord written notice within ninety (90) days preceding the expiration of the Primary Term or of any Option Term of its intent not to exercise its option to renew and extend the term of this Lease, Tenant's continued occupancy of the Leased Premises beyond the end of the term then in effect shall be deemed an election by Tenant to exercise its option to renew for the next Option Term. In such event, absent such written notice to the contrary, Tenant's continued occupancy shall be governed by the terms hereof, at the applicable Option Rent set forth above.

If, during the Primary Term or during any Option Term, Landlord receives an offer to purchase the Leased Premises which is otherwise acceptable to Landlord, prior to acceptance of such offer Tenant shall be given written notice thereof, which notice shall include the name and address of the offeror, the proposed purchase price and terms of payment of the purchase price, and all other material terms of such offer. Tenant shall have thirty (30) days following its receipt of such written notice to purchase the Leased Premises on the same terms and conditions, and at the same price, as have been offered to Landlord. Tenant shall convey to Landlord its agreement to purchase the Leased Premises on such terms, in writing, mailed within the time allowed above and closing shall occur within thirty (30) days thereafter. Tenants failure to respond within the time and in the manner herein described shall constitute a waiver of Tenant's right-of-first-refusal and Landlord shall be thereafter free to sell the Leased Premises on the terms contained in the written notice provided to Tenant, subject, however, to Tenant's rights under this Lease.

WITNESS the signature of the parties hereto as of the day, month and year first herein written pursuant to authority granted by the respective Boards of Directors of the Landlord and of the Tenant.

LANDLORD:	TENANT:
Hardy Oil Company, Inc.	Madison Bank
By: H. T. Hardy III H. T. Hardy, President	By: William M. Walters William M. Walters

LANDLORD'S ACKNOWLEDGMENT

COUNTY OF ESTILL)
) ss
STATE OF KENTUCKY)

I, the undersigned, a notary public, do hereby certify that on this 1st day of June, 1999, personally appeared before me H. T. Hardy, as President of Hardy Oil Company, Inc., who acknowledged that he did sign and seal the foregoing instrument for an on behalf of Hardy Oil Company, Inc., being duly authorized, of his own free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal this 1st day of June, 1999.

My commission expires Feb. 5, 2003.

Betty L. [illegible]
NOTARY PUBLIC

ACKNOWLEDGMENT OF TENANT

STATE OF KENTUCKY)
) ss
COUNTY OF MADISON)

I, the undersigned, a notary public, do hereby certify that on this 25 day of May, 1999, personally appeared before me William M. Walters, to me known as President of Madison Bank, who acknowledged that he did sign and seal the foregoing instrument for an on behalf of the said Madison Bank, being duly authorized, of his own free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and official seal this 25 day of May, 1999.

My commission expires 5-1-99.

NOTARY PUBLIC

O:\DATA\EAVES\Madison Bank\Lease-West Main.wpd

LEASE AGREEMENT

THIS LEASE made and entered into on the date of the parties respective signatures hereto, by and between:

LESSOR: 1ST MADISON PROPERTIES, LLC.
PO Box 300
Richmond, Kentucky, 40476

and

LESSEE: MADISON INSURANCE AGENCY, INC.,
a Kentucky Corporation
PO Box 640
Richmond, Kentucky 40476

LEASED PREMISES: Madison Bank Branch, Highland Park
2,750 square feet (approximately)
Eastern ByPass
Richmond, Kentucky

LEASE TERM: ending April 30th, 2010

COMMENCEMENT DATE: May 1st, 2000

ANNUAL RENTAL: $41,937.50 Per Year, Years 1 - 5
$46,131.25 remainder of Lease Term

MONTHLY INSTALLMENTS: $ 3,494.79 Per Month, Years 1 - 5
$ 3,844.27 remainder of Lease Term

OPTION TERMS & RENT: 5 Years at $ 50,744.37 Per Year; then
5 Years at $ 55,818.81 Per Year; then
5 Years at $ 61,400.69 Per Year; then
5 Years at $ 67,540.75 Per Year.

RECITALS

1. LESSEE is a Kentucky corporation engaged in the sale of insurance in Madison County, Kentucky and is in need of office space within which to conduct its business; and

2. LESSOR is a Kentucky limited liability company which has acquired land

and constructed thereon office space for lease to others; and

3. The parties have agreed to all material terms of their agreement and wish now to reduce same to writing so there can be no later misunderstanding regarding the terms thereof.

In consideration of the mutual covenants contained herein, the parties agree as follows:

DESCRIPTION OF LEASED PREMISES: LESSEE does hereby lease from LESSOR, and LESSOR leases to LESSEE, approximately 2,250 sq. ft. of finished office space on the ground floor of said building, together with approximately 500 sq. ft. (or one-fourth) the common area (restrooms, hallways, corridors, foyers, stairwells, elevator shafts, etc.) located on the ground floor of the building; all such space being herein referred to as the "Leased Premises". A site plan for the location of the proposed building, and a preliminary office layout therein, is attached hereto and made a part hereof.

The interior of the Leased Premises shall be finished by LESSOR, at LESSOR's expense, with drywall, suitably painted and/or papered; shall be carpeted or tiled, at LESSEE's option; shall contain light fixtures, electrical, computer and telephone outlets and generally be delivered to LESSEE ready for immediate occupancy. LESSEE shall, at its expense, provide and install in the Leased Premises, the office furnishings and equipment, and similar items necessary for the operation of the Leased Premises.

LEASE TERM: This lease shall be for the Lease Term, commencing on the Commencement Date.

RENTAL: During the Lease Term, LESSEE shall pay unto LESSOR the Annual Rental, in Monthly Installments, payable in advance of each succeeding month's occupancy. Rent shall be due on the 15th of each month, with the first such payment being due on the Commencement Date. The Monthly Installments shall be made thereafter on the same day of each month to LESSOR at the address specified above, and a payment shall be delinquent if not received by LESSOR within 10 days after the due date.

ADDITIONAL RENT: During the Lease Term, and any Option Term, LESSEE shall pay unto LESSOR, as additional rent, a proportionate share of the taxes, insurance and Common Area Charges (as hereinafter defined), based upon that proportionate part of the LESSOR's property occupied by LESSEE. Such payment of additional rent shall be paid with each Monthly Installment of rent, in advance, based upon LESSOR's estimate of the amount which will be due in the following calendar year. LESSEE's proportionate share of the total taxes, insurance and Common Area Charges due shall be determined by multiplying the total of each such item or expense by a fraction, the numerator being the square foot area of the Leased Premises and the denominator of which shall be the total square footage of the building of which the Leased Premises are a part. LESSOR will bill the LESSEE on or before December 31 of each calendar year for its proportionate share of said taxes, insurance and Common Area Charges, accompanied by copies of the appropriate documentation. The total billing for each category of expense less the amount previously paid by the LESSEE therefor, will result in an adjustment whereby the LESSEE will either receive a refund or pay the balance due to LESSOR within 30 days of billing. The monthly payment amount shall be revised each year to more closely reflect one-twelfth (1/12th) of LESSEE's share of such charges, based upon the prior years actual expenses. For any portion of the Lease Term covered herein which is less than a full calendar year (whether at the beginning or end of the Lease Term), the allocation of taxes shall be further reduced to limit such charge to a corresponding pro rata portion of such year. For the first partial calendar year of the Lease Term, LESSEE will pay his pro rata share of the real estate taxes as provided for in this section for the entire year multiplied by a fraction consisting of the number of days in the calendar year, subsequent to the commencement date of this lease divided by the number of days in that calendar year.

TAXES: From and after the commencement of the Lease Term, LESSEE agrees to pay its proportionate share of real estate taxes and assessments which may be levied or assessed by any lawful authority against the land upon which the Leased Premises are a part, together with the improvements located thereon.

LESSOR estimates that LESSEE's first year tax liability will be $3,384.00 and consequently, LESSEE shall pay, with each months rent during the first calendar year of the Lease Term $282.00 per month towards its proportionate share of all real estate taxes.

Any ad valorem real or personal property taxes which accrue on LESSEE's equipment, furnishings and contents, together with such other tax as may be subsequently assessed on the value of LESSEE's leasehold and leasehold improvements, shall be paid by LESSEE, as and when due.

COMMON AREA CHARGES: LESSEE shall pay to LESSOR as additional rent, LESSEE's share of Common Area Charges for each year of the Lease Term, or portion thereof.

"Common Area Charges" shall mean all costs and expenses incurred by LESSOR or LESSOR's employees, agents or contractors, either pursuant to this Lease or otherwise, arising from or in connection with or as a result of the operating, equipping, policing, protecting, lighting, heating, air conditioning, providing sanitation, sewer, fire protection and other services, insuring, maintaining, repairing and replacing the Common Areas (as hereinabove defined), on, around and within all buildings and improvements of which the Leased Premises are a part.

LESSEE shall have the right to examine vouchers, bills and supporting data at the LESSOR's office to determine the accuracy of such statements submitted by LESSOR pursuant to this paragraph. LESSEE shall pay to LESSOR on account of its portion of the Common Area Charges, the initial monthly sum of $250.00. Such payment on account, however, to be adjusted after each yearly computation of Common Area Charges as stated above.

FIRE AND EXTENDED COVERAGE INSURANCE: LESSEE agrees to pay LESSOR its proportionate share of the total premium paid by LESSOR for fire, extended coverage and rental insurance (including so-called "extended coverage and/or all risk endorsement"), upon LESSOR's buildings and improvements of which the Leased Premises are a part and which are covered by such insurance. The amount of fire insurance to be maintained by LESSOR shall not be less than eighty (80%) percent and not more than one hundred (100%) percent of the actual cash value of LESSOR's buildings and improvements on the property, as such value may exist from time to time. LESSEE will initially pay $34.00 per month towards its proportionate share of said insurance.

RESTRICTIONS ON USE: The premises shall be used solely for the purpose of conducting therein professional offices related to a bank and those activities associated therewith, and for no other purpose. LESSEE shall not use nor permit the Leased Premises or any part thereof to be used for any purposes other than those permitted herein.

LESSEE shall neither permit on the Leased Premises any act, sale, or storage that may be prohibited under standard forms of fire insurance policies, nor use the Leased Premises for any such purpose. In addition, no use shall be made or permitted to be made that shall result in (1) waste on the Leased Premises, (2) a public or private nuisance, or (2) improper, unlawful or objectionable use, including sale, storage, or preparation, of food, alcoholic beverages, or materials generating an odor on the Leased Premises. LESSEE shall comply with all governmental regulations and statutes affecting the Leased Premises either now or in the future.

UTILITIES: LESSEE shall furnish and pay for utility services provided to the Leased Premises, including, but not limited to, water, sewer, gas (if applicable), electricity and garbage removal. Any and all connections for utility services to the Leased Premises shall stand in the name of LESSEE only and LESSOR shall have no liability for the payment for such services utilized by LESSEE from the Leased Premises.

LESSEE shall be solely responsible for and promptly pay all charges for heat, water, sewer, gas, electricity, air conditioning or any other utility used or consumed in the Leased Premises from and after the date possession of the Leased Premises are delivered to LESSEE. Should LESSOR elect to supply the water, sewer, gas, heat, electricity, air conditioning or any other utility used or consumed in the Leased Premises, LESSEE agrees to reimburse LESSOR for the cost thereof on a pro-rata basis, using the same square footage calculation applicable to "Taxes", described above. In no event shall LESSOR be liable for an interruption or failure in the supply of any such utilities to the Leased Premises. LESSEE is responsible for, and shall promptly pay, all charges for monitoring, testing and certification of the sprinkler system (if any) within the Leased Premises.

CHANGES AND ADDITIONS TO BUILDINGS AND IMPROVEMENTS: LESSOR hereby reserves the right at any time to make alterations or additions to and build additional stories on the building in which the Leased Premises are contained and to build adjoining the same. LESSOR also reserves the right to construct other buildings or improvements on the property upon which the Leased Premises are situated and, from time to time make alterations thereof or additions thereto and to build adjoining same.

CONTROL OF COMMON AREAS BY LESSOR: All automobile parking areas, driveways, entrances and exits thereto, and other facilities furnished by LESSOR in or near the Leased Premises, including parking areas, loading facilities, garbage pick-up stations, elevator shafts, elevators, pedestrian sidewalks, curbs and ramps, service and access roads, drainage facilities, public signage, equipment, landscaped areas, interior and exterior stairways, hallways, foyers, and other areas and improvements provided by LESSOR for the general use, in common, of tenants, their officers, agents, employees and customers (herein collectively called "Common Areas"), shall at all times be subject to the exclusive control and management of LESSOR, and LESSOR shall have the right from time to time to establish, modify and enforce reasonable rules and regulations with respect to all facilities and areas mentioned in this article. LESSOR shall have the right to construct, maintain and operate lighting facilities on all said areas and improvements; to police the same; from time to time to change the area, level, location and arrangement of parking areas and other facilities hereinabove referred to; to restrict parking by tenants, their officers, agents and employees to employee parking areas; to close all or any portion of said areas or facilities to such extent as may, in the opinion of LESSOR's counsel, by legally sufficient to prevent a dedication thereof or the accrual of any rights to any person or the public therein; to close temporarily all or any portion of the parking areas or of facilities; to discourage non-customer parking; and to do and perform such other acts in said areas and improvements as, in the use of good business judgment, the LESSOR shall determine to be advisable with a view to the improvement of the convenience and use thereof by LESSEE, their officers, agents, employees and customers. LESSOR will operate and maintain the common facilities referred to above in such manner as LESSOR, in its sole discretion, shall determine from time to time. Without limiting the scope of such discretion, LESSOR shall have full right and authority to employ all personnel and to make all rules and regulations pertaining to and necessary for the proper operation and maintenance of the common areas and facilities.

LICENSE: All common areas and facilities not within the Leased Premises, which LESSEE may be permitted to use and occupy, are to be used and occupied under a revocable license, and if the amount of such areas be diminished, LESSOR shall not be subject to any liability nor shall LESSEE be entitled to any compensation or diminution or abatement of rent, nor shall such diminution of such areas be deemed constructive or actual eviction.

ALTERATIONS AND MODIFICATIONS: LESSEE shall take good care of the Leased Premises and shall not alter, modify or change the same without the written consent of LESSOR. All alterations and changes that LESSEE may desire shall be done either by or under the direction of LESSOR, but at the expense of LESSEE and shall become the property of LESSOR and remain on the Leased Premises. Any and all trade fixtures, equipment, cabinets and furnishings which LESSEE may place in the Leased Premises shall remain the property of LESSEE and may be removed by LESSEE upon termination of this lease, at its expense. All damage or injury done to the Leased Premises by LESSEE, its agents, servants or employees, (including damage done to the premises in the removal of LESSEE's fixtures, furnishings and equipment) shall be paid for by LESSEE, usual wear and tear excepted. LESSEE shall, at the termination of this lease, surrender the premises to LESSOR in as good condition and repair as the reasonable and proper use thereof will permit, usual wear and tear excepted.

REPAIRS AND MAINTENANCE: LESSOR shall maintain and keep in a good state of repair the roof and exterior walls of the building of which the Leased Premises are a part. LESSEE shall, at its sole cost and expense, maintain and keep in a good state of repair, the interior of the Leased Premises, including, but not limited to, all interior walls, floor covering, ceilings, lighting, plumbing, heating and air conditioning and electrical systems and any replacements therefore or thereof.

LESSEE shall replace, at the expense of LESSEE, any and all plate and other glass damaged or broken from any cause whatsoever in and about the Leased Premises. LESSEE shall insure, and keep insured, at LESSEE's expense, all plat and other glass in the Leased Premises for and in the name of LESSOR.

SIGNS, AWNINGS AND CANOPIES: LESSEE will not place or suffer to be placed or maintained on any exterior door, wall or window of the Leased Premises any sign, awning or canopy, or advertising matter or other thing of any kind, and will not place or maintain any decoration, lettering or advertising matter on the glass of any window or door of the Leased Premises without first obtaining LESSOR's written approval. LESSEE further agrees to maintain any such sign, awning, canopy, decoration, lettering, advertising matter or other thing, as may be approved, in good condition and repair at all times. LESSEE shall not be entitled to space on any exterior pylon unless agreed to by LESSOR, in writing.

PUBLIC LIABILITY INSURANCE: During the Lease Term and any Option Term, LESSEE shall maintain in full force a policy of liability insurance, insuring against loss or damage for personally injury and property damage which may occur on the Leased Premises. Such insurance shall be in an aggregate amount of at least $1,000,000.00 and shall name LESSOR as additional insured thereunder. LESSEE shall provide LESSOR with annual statements reflecting that such insurance coverage remains in full force and that all required premiums thereon have been fully paid.

A copy of any policy of insurance carried by LESSEE shall be supplied to LESSOR annually.

LIABILITY OF LESSOR: LESSOR shall not be liable to LESSEE for any damage by or from any act or negligence of any customer of LESSEE, any other tenant in the building of which the Leased Premises are a part, or of their customers, employees, agents or invitees. LESSEE agrees to pay for all damage to the building, as well as all damage or injury suffered by guests, invitees or occupants thereof caused by misuse or neglect of the LESSEE, its agents, employees, customers and invitees or of its misuse or neglect of the premises.

DESTRUCTION OF PREMISES: In the event of a partial destruction (defined, for these purposes, as destruction or damage, the cost of repair of which is less than 50% of the replacement cost of the entire office building) of the Leased Premises during the Lease Term from any cause, LESSOR shall forthwith repair the same, provided the repairs can be made within one hundred eighty (180) days under the laws and regulations of applicable governmental authorities. Any partial destruction shall neither annul nor void this lease, however LESSEE shall be entitled to a proportionate reduction of rent while the repairs are being made; any proportionate reduction being based on the extent to which the making of repairs shall interfere with the business carried on by LESSEE in the Leased Premises.

In the event that repairs cannot be made within the time period above, or those repairs cannot be made under the laws and regulations of the applicable governmental authorities, this lease may be terminated at the option of either party, with written notice to the other and in the event of such notice, neither party shall have any further liability or obligation to the other.

Should the building in which the Leased Premises are situated be destroyed to the extent of more than fifty percent (50%) of the replacement cost thereof, LESSOR may elect to terminate this lease. A total destruction of the building of which the Leased Premises are a part shall terminate this lease.

When LESSOR is required to make repairs or elects to make repairs hereunder, then upon completion of such repairs the condition of the improvements upon the Leased Premises shall be equivalent to the condition of the improvements on the Leased Premises at the Commencement Date. Such improvements shall be suitable for the conduct of the same type business as was conducted on said Leased Premises immediately prior to such damage or destruction.

Except for its obligation to repair the Leased Premises, if any, required hereunder, LESSOR shall have no other or further liability to LESSEE caused by or attributable to the total or partial destruction of the Leased Premises or the building of which the Leased Premises are a part.

CONDEMNATION: If the whole of the Leased Premises or the building of which the Leased Premises are a part shall be acquired or condemned by eminent domain for any public or quasi-public use or purpose, then and in that event, the term of this lease shall cease and terminate from the date of title vesting in such proceeding and LESSEE shall have no claim against LESSOR for the value of any unexpired term of this lease, nor for any other or further damages suffered by LESSEE on account thereof.

If less than the whole of the Leased Premises or the building of which the Leased Premises are a part shall be so acquired or condemned, then the LESSEE shall determine whether to terminate this lease or whether to continue to occupy that portion of the Leased Premises remaining available at a reduced rental prorated on the basis of the amount of the area of the Leased Premises available after such acquisition or condemnation.

ASSIGNMENT AND SUBLETTING: LESSEE shall not assign this Lease, in whole or in part, nor sublet the Leased Premises or any part thereof, nor allow any other person to occupy or use the Leased Premises without the prior written consent of LESSOR. A consent to one assignment, sublease or occupation or use by any other person shall not be a consent to any subsequent assignment, sublease or occupation or use by another person. Any assignment or subletting without consent shall be void and shall constitute an event of default under the terms hereof.

In the event of any permitted assignment or sublease, in whole or in part, LESSEE shall remain personally bound under the terms hereof and shall remain liable for all LESSEE's obligations hereunder, including, among others, the obligation to pay rent.

Notwithstanding any other provisions contained in this lease, in the event the LESSEE is closed or taken over by the banking authority of the Commonwealth of Kentucky, or other bank supervisory authority, the LESSOR may terminate this lease only with the concurrence of such banking authority or other bank supervisory authority, and any such authority shall in any event have the election either to continue or to terminate this lease, provided that in the event this lease is terminated, the maximum claim of LESSOR for damages or indemnity for injury resulting from the rejection or abandonment of the exexpired term of the lease shall in no event be in an amount exceeding the rent reserved by the lease without acceleration, for the year next succeeding the date of the surrender of the premises to the LESSOR, or the date of re-entry of the LESSOR, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

BREACH OR DEFAULT: LESSEE shall have breached this lease and shall be considered in default hereunder if (1) LESSEE fails to pay any Monthly Installment of rent when due and does not make the delinquent payment within ten (10) days after same becomes due, or (2) LESSEE fails to perform or comply with any of the covenants or conditions of this lease and such failure continues for a period of thirty (30) days after LESSOR has given notice thereof.

Notwithstanding any other provision of this lease, in the event the LESSEE or its successors or assignees shall become insolvent, bankrupt, or make an assignment for the benefit of creditors, or if it or their interests hereunder shall be levied upon or sold under execution or other legal process, or in the event the bank to be operated on the Leased Pemises is closed, or is taken over by the banking authority of the State or other bank supervisory authority, the LESSOR may terminate the lease only with the concurrence of said State banking authority or other bank supervisory authority, and any such authority shall in any event have the election to either continue or terminate the lease, provided, that in the event this lease is terminated, the maximum claim of LESSOR for damages or indemnity for injury resulting from the rejection or abandonment of the unexpired lease shall in no event be in an amount exceeding the rent reserved by the lease, without acceleration, for the year next succeeding the date of the surrender of the Leased Premises to the LESSOR, or the date or re-entry of the LESSOR, whichever first occurs, whether before or after the closing of the bank, plus an amount equal to the unpaid rent accrued, without acceleration, up to such date.

EFFECT OF BREACH OR DEFAULT: In the event of a breach of this lease or default under the terms hereof, LESSOR may:

1. cancel and terminate this lease, as well as all of the right, title and interest of LESSEE hereunder, by giving to LESSEE not less than thirty (30) days notice of cancellation and termination. On expiration of the time fixed in the notice, this lease and

the right, title and interest of LESSEE hereunder shall terminate in the same manner and with the same force and effect, except as to LESSEE's liability, as if the date fixed in the notice of cancellation and termination were the end of the Lease Term;

2. elect to (but shall not be obligated to) make any payment required of LESSEE herein or comply with any agreement, term or condition required hereby to be performed by LESSEE, and LESSOR shall have the right to enter the Leased Premises for the purpose of correcting or remedying any such default and to remain until the default has been corrected or remedied, but any expenditure for the correction by LESSOR shall not be deemed to waive or release LESSEE's default or LESSOR's right to take any action as may be otherwise permissible hereunder in the case of any default;

3. without legal process or further notice, re-enter the Leased Premises immediately and remove the property and personnel of LESSEE, and store the property in a public warehouse or at a place selected by LESSOR, at the expense of LESSEE. After re-entry LESSOR may terminate the lease on giving thirty (30) days written notice of termination to LESSEE. On termination LESSOR may recover from LESSEE all damages proximately resulting from the breach, including the cost of recovering the premises and the worth of the balance of this lease over the reasonable rental value of the Leased Premises for the remainder of the Lease Term, which sum shall be immediately due LESSOR from LESSEE.

After re-entry, LESSOR may relet the Leased Premises or any part thereof for any term without terminating the lease, at the rent and on the terms as LESSOR may choose. LESSOR may make alterations and repairs to the Leased Premises. The duties and liabilities of the parties if the Leased Premises are relet as provided herein shall be as follows:

a. In addition to LESSEE's liability to LESSOR for breach of the lease, LESSEE shall be liable for all expenses of the reletting, and repairs made due to misuse or neglect by LESSEE, and for the difference between the rent received by LESSOR under the new lease agreement and the Monthly Installments of rent that are due for the same period under this lease.

b. LESSOR shall apply the rent received from reletting the premises (1) to reduce LESSEE's indebtedness to LESSOR under the lease, (2) to expenses of the reletting and repairs made, (3) to rent due under this lease, or (4) to payment of future rent under this lease as it becomes due.

4. exercise and enforce any and all other remedy allowed by law.

The remedies herein given to LESSOR shall be cumulative and the exercise of any one remedy by LESSOR shall not be to the exclusion of any other remedy provided herein or by law.

UNLAWFUL DETAINER AND ATTORNEY FEES: In case suit shall be brought for any unlawful detainer of the Leased Premises, for the recovery of any rent due under the provisions of this lease, or for LESSEE's breach of any other condition contained herein, LESSEE shall pay to LESSOR a reasonable attorneys fee which shall be fixed by the court.

HOLDING OVER: If LESSEE retains possession of the premises after the expiration of the original Lease Term, same shall constitute an election to exercise LESSEE's option to renew and extend the term of this lease, as provided below, unless LESSOR and LESSEE shall have previously agreed in writing that LESSEE may continue his occupancy of the Leased Premises, from month to month. In the event of such an agreement, LESSEE shall become a tenant from month to month on the terms herein specified, but at a monthly rental equal to the rental which would be payable during the Option Term, payable monthly in advance on the Rental Due Date. LESSEE shall continue to be a month-to-month tenant until the tenancy shall be terminated by LESSOR, or until LESSEE has given to LESSOR a written notice at least one (1) month prior to the date of termination of the monthly tenancy of his intention to terminate the tenancy.

RELATIONSHIP OF THE PARTIES: The parties relationship, one to the other, shall be solely that of LESSOR and LESSEE. Neither party hereto shall have any right to the profits or income of the other nor shall either be liable for the losses or liabilities of the other. The terms of this lease have been negotiated at arms length and the parties hereto acknowledge that the terms hereof, including the Annual Rental, is based upon what the parties hereto believe to be the fair market value of the Leased Premises.

SUBORDINATION: This Lease is hereby made subject and subordinate to any future or present mortgages on the Leased Premises of the property of which the Leased Premises are a part. LESSEE agrees to confirm the subordination in a written instrument upon request of LESSOR.

PRORATION COMPUTATION: Notwithstanding anything to the contrary herein, for purposes of computing the LESSEE's pro-rata share of real estate taxes, Common Area Charges, and insurance, such computation shall be made on a basis of a 30 day month and a 360 day year.

LESSOR'S COVENANT: Upon payment by the LESSEE of the rents herein provided, and upon the observance and performance of all the covenants, terms and conditions on LESSEE's part to be observed and performed, LESSEE shall peaceably and quietly hold and enjoy the Leased Premises for the term hereby demised without hindrance or interruption by LESSOR or any other person or persons lawfully or equitable claiming by, through or under the LESSOR, subject, nevertheless, to the terms and conditions of this lease.

JURISDICTION AND VENUE: This agreement shall be interpreted according to the laws of the Commonwealth of Kentucky and the Madison Circuit Court shall have exclusive venue and jurisdiction over the parties and any dispute arising out of this lease or the enforcement hereof.

TERMS AND MEANINGS: The capitalized terms contained herein shall have the meaning ascribed to them on the first page of this lease.

OPTION TO EXTEND LEASE TERM: LESSEE shall have the option to extend the Lease Term for four (4) additional periods of five (5) years each, as described as the Option Term above; said Option Term to commence immediately upon expiration of the Lease Term.

During each year of the Option Term, LESSEE shall pay unto LESSOR the Annual Option Rent set forth above, in twelve (12) equal monthly installments, in advance. During such Option Term the remaining terms hereof shall apply and remain in full force and binding upon the parties hereto.

ENTIRE AGREEMENT: This writing constitutes the entire agreement between the parties hereto and may be modified only by a writing executed by all parties.

IN WITNESS WHEREOF, the parties have executed this lease at Richmond, Kentucky, on the date indicated below.

LESSOR:
1st Madison Properties, LLC.

By: Michael Eidson
Michael Eidson, Manager

4/12/00
date

LESSEE:
Madison Insurance Agency, Inc.

By: William M. Walters, Pres.
William M. Walters, President

4/12/00
date

O:\DATA\EAVES\1st Madison Properties\Madison Insurance Lease.wpd

CSI

DATA PROCESSING AGREEMENT

This is a Data Processing Agreement made and entered into as of this 1 day of April, 2002, by and between **COMPUTER SERVICES, INC.**, a Kentucky corporation, which has its principal place of business at 3901 Technology Drive, Paducah, Kentucky 42001-5201 ("CSI"), and **MADISON BANK**, which has its principal place of business at Richmond, Kentucky (the "Customer").

RECITALS

A. CSI is engaged in the business of providing data processing services to, and operating data processing systems for, depository financial institutions.

B. The Customer is a depository financial institution which desires that CSI provide data processing services to it and operate a data processing system for it.

In consideration of the mutual promises exchanged, the parties agree as follows:

ARTICLE I
DEFINITIONS

1.1 "Agreement," unless the context otherwise requires, means this Data Processing Agreement and all Supplemental Agreements relating to data processing entered into between CSI and the Customer from time to time.

1.2 "CRC" means CSI's Customer Resource Center described in section 2.6 of this Agreement.

1.3 "CRT" means a cathode ray tube display computer terminal connected through a telecommunications network with CSI's data processing system.

1.4 "Customer," unless the context otherwise requires, means the party other than CSI executing this Agreement and also includes the Customer's officers, employees, agents, representatives, or other persons or companies who are in any manner employed by or affiliated with the Customer.

1.5 "Customer Service Representative" means a full-time employee of CSI to whom CSI assigns the responsibilities described in section 2.7 of this Agreement.

1.6 "DP Coordinator" means one or more full-time employee(s) of the Customer to whom the Customer assigns the responsibilities described in section 2.7 of this Agreement.

1.7 "Supplemental Agreements" means any and all of a series of Supplemental Data Processing Agreements so denominated entered into between the parties, from time to time, which govern particular aspects of the relationship between CSI and the Customer in regard to data processing and related services.

1.8 "Transaction Data" means that data which is necessary and incidental to the services which CSI agrees to provide as more particularly set forth in specific Supplemental Agreements.

1.9 "Validate," "validated," "validating" and "validation" shall mean the process by which the Customer confirms the validity of, to test and prove, and to indicate the Customer's satisfaction with: (i) the sufficiency of selected data processing option parameters and modifications thereof; and (ii) each day's processing including without limitation all calculations.

ARTICLE II
DATA PROCESSING SERVICES

2.1 Services. CSI agrees to provide the data processing services to the Customer which are specifically described in, and subject to, the terms and conditions of the Supplemental Agreements.

2.2 Equipment. CSI will acquire and utilize the computer hardware, software, systems and procedures, including appropriate backup protection, necessary to provide to the Customer the data processing services.

2.3 System Conversion. The Customer will fully cooperate with CSI in converting the Customer's data processing applications as described in the Supplemental Agreements. The Customer agrees to use its best efforts to enable CSI to complete conversion of all applications as soon as is reasonably practicable.

2.4 Training. CSI will provide to the Customer CSI's standard training program for the purpose of training the Customer's personnel in the proper use of CSI's procedures, systems and reports. The Customer will provide competent personnel for the training and will cooperate with CSI in scheduling the training in conjunction with the Customer's conversion to CSI's data processing system. If requested by the Customer, any training in addition to that provided by CSI's standard training program will be provided at CSI's standard rates for additional training then in effect.

2.5 Customer Selected Options. CSI will make available to the Customer a selection of option parameters relating to bank control records. The Customer acknowledges that some of these options can be modified through a CRT from the Customer's location by the Customer and other options can only be modified by CSI in the CRC. The Customer is responsible for making the selection among the available option parameters or modifications thereof. The Customer is responsible for designating the Customer's personnel authorized to select the options or make modifications thereof. When option modifications are made, the Customer is responsible for validating, on the earlier of the first processing day or first processing cycle in which the selected modification is able to be validated, that the options or modifications thereof perform as desired.

2.6 Customer Resource Center. CSI will provide a Customer Resource Center staffed by CSI's personnel to provide service assistance to the Customer seven (7) days a week, twenty-four (24) hours a day. As of the date of this Agreement, the CRC is manned from 7:00 a.m. to 6:00 p.m. Central Time, Monday through Friday, and from 7:00 a.m. until 12:30 p.m. Central Time on Saturday. After regular scheduled hours CSI will have a representative on-call to provide assistance as needed. CSI reserves the right to change the CRC schedule from time to time, but will give prompt notice to the Customer of any change. The CRC can be accessed by the Customer via the use of CSI's electronic mail system through CRTs or by telephone. Electronic mail service is available as of the date of this Agreement until 5:00 p.m. Central Time, Monday through Friday, and the regular operating hours on Saturday.

2.7 Account Planning Relationship. CSI will designate a Customer Service Representative who will be responsible for coordinating planning of the service usage by the Customer; coordinating training of the Customer's personnel; periodic review of contacts with the CRC; and the overall responsibility for satisfaction and efficiency of use of CSI's services by the Customer. The Customer will designate a DP Coordinator who shall have the same responsibilities as outlined above for CSI's Customer Service Representative on behalf of the Customer. The DP Coordinator shall also be responsible for ensuring the timely validation of results of processing and coordinating the Customer's activities which involve contact with the CRC.

ARTICLE III
TERM

3.1 Original Term. This Agreement shall be effective as of the date first above written, but any reference in this Agreement to the term during which actual data processing services (in contradistinction to services in connection with system(s) conversion) are to be provided hereunder shall mean a term of seven (7) years commencing (i) for a new Customer, on the first day of the calendar month immediately following the month in which the Customer's demand deposit system is actually converted to CSI's data processing system; or (ii) if the Customer's demand deposit system has already been converted to CSI's data processing system, on the date first above written.

3.2 Renewal Term. The term of this Agreement shall be automatically renewed, without notice, for a new period of the same length in time as the original period specified in section 3.1 following the expiration of each preceding term, and shall continue to be renewed automatically until this Agreement is terminated as provided in this paragraph. By written notice to the other party at its address as stated above, given at least one hundred eighty (180) days prior to the last day of the then existing term, either party may terminate this Agreement at the expiration of the original term or any renewal term, as the case may be. If proper written notice of termination is given, this Agreement shall then terminate on the last day of the then existing term.

3.3 Extended Term. If the Customer gives the notice contemplated in section 3.2, but nonetheless requests that CSI continue to provide data processing services, CSI may, at its option, upon the expiration of the term continue to provide such services on a month-to-month basis. The month-to-month agreement for continuing services may be terminated by either party upon thirty (30) day's advance written notice. During the month-to-month agreement period, the data processing services will be provided subject to the terms and provisions of this Agreement, including the Supplemental Agreements, except for charges for services, which may be changed by CSI from time to time and which shall be at CSI's then current charge for month-to-month services.

ARTICLE IV
CHARGES FOR SERVICES

4.1 Service Charge. The Customer agrees to pay to CSI the charges as specified in the Supplemental Agreement(s) attached hereto, less a ten percent (10%) discount on processing services (does not include non-processing services or products such as phone line charges, supplies, equipment, software for operation on customer's equipment, consulting services separately agreed to, etc.) The charges for the data processing services shall remain in effect for the first year of this Agreement. However, CSI shall have the right to increase charges once each year to the extent of CSI's then current standard prices. CSI has the right to implement any such increase upon thirty (30) day's advance written notice to the Customer.

4.2 Other Charges. There shall be added, at the option of CSI, to the charges under this Agreement amounts equal to any taxes, however designated, levied, or based, on such charges, or on this Agreement, including state and local sales, privilege or excise taxes based on gross revenue, and any taxes or amount in lieu thereof paid or payable by CSI in respect of the foregoing, exclusive, however, of taxes based on CSI's net income. Additionally, any services performed by CSI for the Customer which are not specifically established by this Agreement, including any Supplemental Agreements, shall be billed to the Customer at CSI's standard time and materials rates as may be in effect at the time the services are performed.

4.3 Late Charges. The Customer shall pay all charges to CSI within ten (10) days from the date of CSI's invoice. Any charges not paid within ten (10) days of the invoice will bear interest at the rate of one and one-half percent (1 1/2%) per month (or fraction thereof).

ARTICLE V
CUSTOMER'S INPUT-DELIVERY

5.1 Transaction Data–Quality. The Customer agrees to timely prepare and transmit or deliver Transaction Data to CSI in accordance with the terms and provisions of this Agreement. The Transaction Data will be in accordance with the uniform format and procedures specified from time to time by CSI. The Customer understands, acknowledges and agrees that the quality of processing services received is affected by the quality of the Transaction Data, and therefore, further understands, acknowledges and agrees that the responsibility for the quality of the Transaction Data submitted by the Customer to CSI or received by CSI from a third party, including but not limited to Federal Reserve or automated clearinghouse transactions, rests with the Customer. The Customer will maintain edit, verification and procedural check points sufficient to determine the accuracy of all Transaction Data transmitted or delivered.

5.2 Data Backup. The Customer will be solely responsible for providing and maintaining adequate source Transaction Data backup and/or retention to allow subsequent reconstruction of Transaction Data. The backup will be retained by the Customer until the Customer is satisfied the source Transaction Data would no longer be useful in the reconstruction of Transaction Data.

5.3 Delivery. The Customer is responsible for the cost to deliver Transaction Data (by common carrier, courier service, electronic transmission, or otherwise) from the Customer's office to CSI and to deliver the data and results from CSI to the Customer's office or other location designated by the Customer. Unless expressly governed by a Supplemental Agreement, all risk of loss or damage to the Transaction Data of the Customer or data and results from CSI during delivery shall be at the exclusive risk of the Customer; provided, however, that any courier service delivery initiated by CSI's personnel shall be at the risk of CSI unless expressly governed by a Supplemental Agreement.

ARTICLE VI
CONFIDENTIALITY-SYSTEM OWNERSHIP

6.1 Protection of Materials of CSI–Ownership. The Customer understands, acknowledges and agrees that the computer programs, system and design specifications, documentation, forms and other system materials used by CSI to provide the services are trade secrets of CSI and any disclosure thereof to third parties will result in substantial monetary loss and irreparable damage to CSI. The Customer agrees not to disclose such trade secrets to any third party, nor to make any use of them not contemplated by this Agreement, and to treat the same confidentially and to safeguard them. All user manuals, computer tapes, disks, programs, specifications and enhancements developed in connection with the services are and shall remain at all times during and after the term of this Agreement the exclusive property of CSI.

6.2 Protection of Customer Data. All data relating to the Customer's business provided to CSI by the Customer, including any nonpublic personal information relating to customers of the Customer, shall be treated confidentially and safeguarded by CSI. CSI will not disclose or use any such nonpublic personal information except as necessary to carry out the services for which CSI has been engaged or under an exception provided by applicable law in the ordinary course of business to carry out those services. CSI will safeguard any such nonpublic personal information through appropriate measures designed to ensure the security and confidentiality of customer information; protect against any anticipated threats or hazards to the security or integrity of customer information; protect against unauthorized access or use of customer information that could result in substantial harm or inconvenience to a customer; and otherwise meet the objectives of the Interagency Guidelines Establishing Standards for Safeguarding Customer Information.

ARTICLE VII
SOLICITATION OF EMPLOYEES

The parties agree that neither party, nor any affiliated person or entity of either party, shall, without the written consent of the other party, solicit for employment, or employ, any person who was an employee of the other party during the term of this Agreement. This restriction shall apply during the term, and for a period of one hundred eighty (180) days after the termination, of this Agreement.

ARTICLE VIII
AUDITS AND DISCLOSURE

8.1 Regulation and Examination by Government. If the services performed pursuant to this Agreement by CSI are subject to the regulations and examinations of any governmental agencies having supervisory jurisdiction over the Customer, CSI acknowledges and agrees to be so subject to the same extent as if such services and functions were being performed solely by the Customer on its own premises.

8.2 Third Party Auditor's Review. CSI will cause to be performed on an annual basis a "Third Party Auditor's Review" by a firm of independent certified public accountants. This Third Party Auditor's Review and the report thereon shall include as a minimum the following items: a description of backup and record protection procedures; a summary of processing priorities; and a summary of insurance coverage including errors and omissions. A copy of the auditor's report shall be furnished to the Customer and/or any auditor designated by the Customer. After examination of the report, if the Customer or its auditors have need of additional information or desire to perform any additional auditing procedure, CSI will permit, within a reasonable time, reasonable access to CSI's data upon written authorization by the Customer to release this information to a specified auditor. CSI will charge, and the Customer agrees to pay, for the costs of any services provided or materials used by CSI in supplying the audit assistance.

8.3 Notification of Changes. CSI will notify the Customer of any material changes in any program or application that would affect procedures, reports and the like.

8.4 Annual Report. CSI will furnish annually to the Customer a copy of CSI's annual report which includes audited financial statements and an opinion of the certified public accountants who performed the audit as to the fairness of presentation of the financial statements.

ARTICLE IX
STANDARD OF CARE–LIMITATION OF LIABILITY

9.1 Due Care. CSI agrees that it will use due care in providing the data processing services to the Customer. CSI will have no obligation to determine or be responsible for the accuracy or validity of any item, data, or information furnished by or for the Customer, all of which are the Customer's obligation.

9.2 Customer's Validation. The Customer is responsible for reviewing and validating each day's processing and advising CSI as soon as possible of any abnormal data contained on any report. The Customer will validate, at least monthly, all calculations including without limitation earnings on loans, interest calculations on interest bearing accounts, service charges, payroll taxes and the like. CSI will in no event be liable in any manner to the Customer for any loss or damage sustained by the Customer by reason of the Customer's failure to review and validate in accordance with this paragraph.

9.3 Limitation of Liability. CSI's liability to the Customer is limited to the cost of correcting any errors which are due solely to CSI's lack of due care. IN NO EVENT WILL CSI BE OBLIGATED TO CORRECT, AND THE CUSTOMER WILL HOLD CSI HARMLESS, FOR ALL ERRORS AND ALL OMISSIONS AND THE COST OF CORRECTION THEREOF IF THE CUSTOMER DOES NOT GIVE WRITTEN NOTICE TO CSI OF AN ALLEGED ERROR OR OMISSION WITHIN SEVEN (7) DAYS FOLLOWING THE OCCURRENCE OF SUCH ALLEGED ERROR OR OMISSION. The parties, knowingly and voluntarily allocating the risks between them, expressly agree and understand that CSI will not be responsible in any manner or liable for the following:

(a) Any errors, omissions or delays in processing or in the transmission or delivery of processed data caused by strike, lockout, war, riot, insurrection, acts of God, governmental acts or regulations, or other causes beyond its reasonable control;
(b) Any errors, omissions or delays that might be caused by erroneous, untimely or incomplete deliveries or transmissions of Transaction Data which are the fault, in whole or in part, of the Customer or any agent or third party acting on behalf of the Customer;
(c) Any errors, omissions or delays which are the result in whole or in part, of any acts or omissions of the Customer, or the unauthorized use of a terminal at the Customer's place of business;
(d) Any errors, omissions or delays which are caused, in whole or in part, by the Customer's failure to verify or to monitor the accuracy of reports and statistics through the maintenance of accepted accounting controls and procedural check points; and
(e) Any and all loss or damage incurred by the Customer, including but not limited to all consequential and incidental damages.

Any corrections which CSI is required to make shall include complete reruns and/or restoration of programs and/or data files; provided that if CSI is unable, for any reason, to complete the reruns and/or restoration, then the Customer may elect to receive the equivalent value based upon the cost of the original services that were in error as described by the appropriate Supplemental Agreements. The parties agree that the remedies specified in this Article are the exclusive remedies of the Customer and CSI shall in no event be liable for any other remedy.

9.4 Liability to Third Parties. The Customer will indemnify and hold CSI harmless from and against any and all claims, actions, and demands, and from all liability, damages and losses relating thereto, brought by any third party against CSI which arise, either directly or indirectly, out of this Agreement or CSI's performance hereunder. In addition, the Customer agrees to pay to CSI any attorneys' fees and other costs and expenses incurred by CSI in regard to the same.

9.5 Disclaimer of Warranties. CSI warrants that it has the right to perform the data processing services described in the Supplemental Agreements. THIS WARRANTY IS IN LIEU OF ALL OTHER WARRANTIES WITH RESPECT TO THE SERVICES, WHETHER EXPRESSED OR IMPLIED. THE CUSTOMER ACKNOWLEDGES AND AGREES THAT CSI EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND ANY OTHER WARRANTIES OF ANY KIND WHATSOEVER.

ARTICLE X
TERMINATION

10.1 Notice of Default. In the event of any default or breach by a party of any term, obligation, covenant, representation or warranty contained in this Agreement, the other party shall give written notice thereof to the breaching or defaulting party, and the breaching or defaulting party shall have a period of thirty (30) days within which to cure or correct such breach or default, except in the case of a breach or default in the payment of money, in which case such period shall be ten (10) days. The defaulting party shall utilize its best efforts to cure the default as soon as reasonably possible. If the default (excepting default in the payment of money) cannot be cured within thirty (30) days from date of receipt of the notice thereof, the defaulting party shall have additional reasonable time to cure such default. This additional time shall not exceed ninety (90) days without the written consent of the nondefaulting party, which consent shall not be unreasonably withheld. The nondefaulting party shall have the right to terminate this Agreement if the defaulting party fails to cure the default within the time periods as provided herein. In the event of termination due to the Customer's default, all payments due CSI, including but not limited to the liquidated damages as defined in section 10.4, shall be due and payable to CSI at the time of termination.

10.2 Termination Upon Insolvency. If the Customer is declared insolvent by any state or federal regulatory agency, this Agreement shall automatically terminate upon the declaration of insolvency and

CSI shall become immediately entitled to all payments due it, including but not limited to the liquidated damages as defined in section 10.4. Notwithstanding the foregoing, if the Customer is declared insolvent but is not liquidated, CSI will, only as an accommodation, make its services available for thirty (30) days following the date of insolvency and the use of its services thereafter by any new owner or successor in interest shall be deemed acceptance and assumption of this Agreement on the full terms and conditions contained herein.

10.3 Unauthorized Termination by the Customer. If the Customer terminates this Agreement prior to the commencement date of the original term, or prior to the expiration date of the applicable term, or at an expiration date without one hundred eighty (180) days' advance written notice, and the termination is for any reason other than a default by CSI which CSI has not cured within the time permitted by section 10.1, all payments due CSI, including but not limited to the liquidated damages as defined in section 10.4, shall be due and payable to CSI at the time of termination.

10.4 Liquidated Damages. In the event of CSI's termination of this Agreement for reason of the Customer's default, or in the event of an unauthorized termination by the Customer, the Customer shall pay to CSI as liquidated damages a sum equal to sixty percent (60%) of the following amount: the product of one (1) month's average billing based upon the last three (3) full months' billing immediately preceding the effective date of termination multiplied by the number of months and fractions thereof remaining from and after the effective date of termination to the expiration date of the then applicable term of this Agreement. If the effective date of termination occurs prior to the receipt by CSI of three (3) full months' billing following full and final conversion of all systems described in the Supplemental Agreements, the one (1) month's average billing shall be the reasonably anticipated one (1) month's average billing based upon the greater of either (i) the Customer's account and transaction volumes as set forth in CSI's final proposal to the Customer, or (ii) the Customer's account and transaction volumes as of the effective date of this Agreement. If the Customer terminates this Agreement prior to the commencement date of the original term, the full term specified in section 3.1 of this Agreement shall apply. If the Customer terminates this Agreement at the expiration date of the then applicable term without the one hundred eighty (180) days' advance written notice, the next full term specified in section 3.1 of this Agreement shall apply. The Customer agrees and stipulates that (i) the damages or losses which would be sustained by CSI by reason of the termination are uncertain and difficult to ascertain, and that the amount determined hereunder represents a reasonable method of estimating such damages or loss, (ii) the amount determined hereunder is a reasonable estimate of the damages or losses which would be sustained by CSI by reason of the termination, (iii) the amount determined hereunder is reasonably proportionate to the damages or losses that would be sustained by CSI, and (iv) the amount determined hereunder is in the nature of liquidated damages and is not nor at any time should it be deemed or construed a penalty.

10.5 Files and Other Materials. CSI will have the absolute right to retain in its exclusive possession the Customer's test data and data files until such time as the Customer has paid and satisfied all payments due CSI, including but not limited to payment of liquidated damages as defined in section 10.4, as prescribed in this Agreement, including the Supplemental Agreements. Upon full payment to CSI, CSI shall provide to the Customer its data files in CSI's standard machine readable format at the time and material rates in effect at the time such services are performed. At time of termination, the Customer shall return to CSI all of CSI's operational manuals and materials. All specifications, storage media and programs utilized or developed by CSI in connection with this Agreement, excepting those furnished by the Customer, are and shall remain the sole property of CSI.

ARTICLE XI
GENERAL PROVISIONS

11.1 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky, both as to interpretation and performance. Any legal action brought to enforce any provision of this Agreement shall be brought before a state court of competent jurisdiction located in the Commonwealth of Kentucky, and the parties agree to submit themselves to the jurisdiction of such court.

11.2 Severability Provision. If any provision of this Agreement is determined to be invalid, the offending provision shall be deemed severed from this Agreement and the determination shall not affect the validity of any other clause or provision of this Agreement, which shall remain in full force and effect, or constitute any cause of action in favor of either party against the other.

11.3 Successors. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns, but no assignment shall relieve the parties of their respective obligations hereunder.

11.4 Entire Agreement; Modifications. This Agreement, including the Supplemental Agreements, contains all the terms and conditions agreed upon by the parties, and supersedes all prior and contemporaneous negotiations, representations, understandings and other agreements, oral or otherwise, that may have been entered into by the parties. All other statements, conditions, covenants, representations, and warranties are merged herein. Any modifications of this Agreement shall be in writing and duly executed by the parties.

11.5 No Implied Waiver. Any delay or failure of either party at any time to require performance by the other party of any provision of this Agreement shall not in any way affect the right of such party to require performance. Any waiver by either party of any breach of any provision of this Agreement shall not be construed to be a waiver of any subsequent breach or of any other right under this Agreement.

11.6 Notices. Any notice, request, instruction or documents required or permitted hereunder shall be in writing and shall be deemed given if delivered personally or by courier service or sent by telex, telecopy or other telecommunication device capable of creating a written record (and promptly confirmed by hard copy delivery) to a party at the address set forth in the first paragraph of this Agreement.

11.7 Replacement Agreement. The parties agree that by the execution of this Agreement the Data Processing Agreement dated October 3, 1996 and related Supplemental Agreements are hereby replaced and superseded.

The Customer and CSI have entered into this Agreement as of the date first above written, but have manually executed this Agreement on the dates entered below.

COMPUTER SERVICES, INC.		**MADISON BANK**	
By	Tammy D Souder	By	W. M. [illegible]
Title	Corporate Secretary	Title	President
Place	Paducah, Kentucky	Place	Richmond, Kentucky
Date	4/12/02	Date	3/12/02

06/97

227

COMPUTER SERVICES, INC.
DATA PROCESSING AGREEMENT

ADDENDUM - SUPPLEMENTAL AGREEMENTS

1. Scope

This Addendum is part of the Computer Services, Inc., Data Processing Agreement (the "Agreement") between CSI and the Customer. All terms used in this Addendum or the Supplemental Agreements shall have the meanings attributed to them in the Agreement.

2. Supplemental Agreements

The Supplemental Agreements designated below shall be incorporated into and deemed a part of the Agreement:

Form #	Application	Customer Officer Initials
CSISUP1.1OL	Demand Deposit Accounting (Combined System)	dn
CSISUP3OL	Certificate of Deposit Accounting	dn
CSISUP5.1OL	Loan Accounting System	dn
CSISUP8OL	Advanced General Ledger System	dn
CSISUP13OL	Magnetic Tape Credit Reporting	dn
CSISUP13OL	Magnetic Tape Credit Reporting	dn
CSISUP20OL	Individual Retirement Account	dn
CSISUP23	Proprietary On-Line ATM Processing	dn
CSISUP24A	AlphaLink Interchange Processing	dn
CSISUP30OL	Continuous ATM Card Issue Processing	dn
CSISUP34OL	Safe Deposit Box Accounting	dn
CSISUP35OL	Automatic Transfer System	dn
CSISUP36OL	Automatic Clearing House	dn
CSISUP40OL	Cash Letter Intercept	n/a
CSISUP41OL	On-Line NSF & Chargeback System	dn
CSISUP48OL	ACH Origination	dn
CSISUP50OL	Centervoice Voice Response System Service Only Option	dn
CSISUP52OL	Remote Printback	dn
CSISUP53OL	Credit Bureau Interface	dn
CSISUP58OL	On-Line Data Base & Central Information File	dn
CSISUP63OL	NYCE Interchange Processing	dn
CSISUP66OL	Interactive Platform Software License	dn
CSISUP66OL	Interactive Platform Software License	dn
CSISUP68OL	Asset-Liability Management (ALM)	dn
CSISUP72OL	Visa Check Card Processing	dn
CSISUP76OL	Proof of Deposit – Imaging	dn
CSISUP79OL	CSI Passport Teller	dn
CSISUP80OL	CSINet	dn
CSISUP82OL	Digital Insight Interface	dn

3. Amendments

Subject to approval by CSI, the Customer may elect to add or substitute Supplemental Agreements by notifying CSI in writing and entering into an alternative Supplemental Agreement, if appropriate.

The undersigned agree that the foregoing Supplemental Data Processing Agreement is subject to the terms and provisions of the Data Processing Agreement between the undersigned.

COMPUTER SERVICES, INC.	**MADISON BANK** **Richmond, Kentucky**
By: Tammy D. Souder	By: W. M. Walters
Title: Corporate Secretary	Title: President
Date: 4/12/02	Date: 3/12/02

Computer Services, Inc.
Supplemental Data Processing Agreement
Demand Deposit Accounting (Combined System)

PROCESSING SCHEDULE -

Accounts will be processed Monday through Saturday, excluding bank holidays. Work received in the proper format by 7:00 p.m. (Central Time) on each business day will be available for pickup and delivery on the morning of the next business day according to the report schedule.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Manual Conversion Fee:

$250.00 Plus $.50 Per Account

Processing Fees (Minimum Charge - $350.00):

$.16 per account per month for all accounts on file at end of month

$.016 per item processed during month

Deposit Additional Services -

NSF/Overdraft Notices @ $.01

Combined 1099 (Price Based On Current Forms Cost)

NOW Account and/or Super NOW Account Option -

Flat Monthly Fee -	$	125.00
Per NOW Account and/or Super NOW Account-	$	.08

Compensating Balance - Per IRA and/or Savings and/or Loans and/or Certificate and/or another DDA Balance Interface - $ 50.00 ea

Cash Reserve Accounting Option -

Minimum Charge -	$	50.00
Per Cash Reserve Account -	$	.10

Super Cash Reserve Accounting Option:

Minimum Charge -	$	50.00
Per Cash Reserve Account -	$	.29

Money Market Accounting Option -

Flat Monthly Fee -	$	100.00
Per Money Fund Account -	$	.08

Cash Management/Sweep Option:

One Account Method -

Flat Monthly Charge -	$	100.00
Per Account -	$	1.00

Multi-Account Cash Management Option:

Flat Monthly Charge -	$	150.00
Per Cash Management Account -	$	5.00

Multiple DDA Account Analysis Option:

Minimum Charge -	$	35.00
Per DDA Account -	$	1.00

Combined Statements Option:

Minimum Charge -	$	50.00
Per Combined Statement -	$	.12

$ .05 per Premier Notice (Laser Printed) plus postage

$ .10 per Premier Notice (Front and Back Laser Printed) plus postage

Deposit Additional Services: (Cont'd)

Two Cycles O-L Statement History Option:

Per DDA Account on File -	$	.03
Per SAV Account on File -	$	.03

Twenty-four Cycles O-L Statement History Option:

Per DDA Account on File -	$	.04
Per SAV Account on File -	$	.04

OL Notification of Change (NOC) Through ACH System

Per Account Change	$	.50

OVN EOM Statements >100	$	35.00 (Min) .50 per stmt

Twelve Month APA Analysis

Per Account/Per Month	$	1.00

Expanded Float Totals 1-9 Days

Per Account/Per Month	$	.01

Daily Service Charge/Interest Journal Parameter Display

Per Account/Per Month	$	.03

List Post Notices with Activity in Serial Number Sequence

Per Account/Per Notice	$	1.00

BASIC PROCEDURES -

Determination of statement cycles, service charge schedule, overdraft procedures, and other related procedures will be developed and implemented with the mutual agreement of the Customer and CSI.

Savings Additional Services-

Interest Calculation - $ .08 per account each interest pay period. *(This charge is billable at time of interest calculation.)* (Required Service)

Statements (1 Part) - $ .10 per account (Optional Service)

Self Mailer Statements - $ .20 per account (Optional Service)

There are two (2) sort options for printing combined 1099 Self Mailers at year end:

Alpha by TIN

Zip Sequence

(Prices will be based on current forms cost.)

Club Accounting Option:

Processing fees are the same as outlined above (included in minimum charge). Check forms are to be provided by the Customer in a format acceptable by CSI.

On-Line Passbook Option:

$ 100.00 Minimum Charge

$ .13 Per On-Line Account

OPTIONAL SAVINGS PER ACCOUNT PRICING:

$ .22 Per Account Per month includes interest calculation and interest statement production anytime.

(for available reports consult the DDA User Manual)

Computer Services, Inc.
Supplemental Data Processing Agreement
Certificate of Deposit Accounting

PROCESSING SCHEDULE -

Daily Processing

Updating of the Certificate of Deposit file with new and closed accounts and calculating accrued interest will be on a daily current basis, Monday through Friday. Activity entered via the CSI on-line system by the applicable input deadlines will be posted and available for pick-up and delivery on the morning of the next business day.

Weekly Processing

A cutoff point will be established through which all activity for processing entered to the system will be posted.

Daily or Weekly Processing

Calculation of interest on maturing certificates represented by check printing, maturity notices, etc., is performed on a weekly basis.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fees:
$250.00 Plus $.50 Per Account

Processing Fees: (Minimum Charge - $100.00)
$.20 per certificate per month if processing on a daily basis.
or
$.11 per certificate per month if processing on a weekly basis.

Additional Services:
$.01 per check printed with a minimum of $10.00 per month.

Interest checks printed by CSI, will be ordered and inventoried by CSI, but forms cost of the checks will be billed to the Customer.

Microfiche as described in report schedule - Not separately charged if processing on a daily basis.

Combined 1099 Self Mailers (Prices will be based on current forms cost.)

$ .05 per Premier Notice (Laser Printed) plus postage

$ .10 per Premier Notice (Front and Back Laser Printed) plus postage

BASIC PROCEDURES -

Determination of types of certificates, interest rates, and terms will be implemented with a mutual agreement of the Customer and CSI. All non-MICR data entry to be performed by bank personnel from terminals in bank.

REPORT SCHEDULE - Daily & Weekly

Daily Processing

Daily Microfiche - (1 Original and 1 Copy)
1. Trial Balance
2. Unpostable Report
3. Miscellaneous Edit Report
4. File Maintenance Report

Daily - Paper
1. Convert & Edit Listing

Weekly Processing

Weekly - Paper
1. Convert & Edit Listing
2. Trial Balance
3. Unpostable Report
4. Miscellaneous Edit Report
5. File Maintenance Report

Daily or Weekly Processing

Weekly - Paper
1. C/D Closed Accounts
2. Interest Checks
3. Maturity Journal
4. Maturity Notices
5. C/D New Accounts
6. 3x5 Card (One per New or Changed Account)

Annual -
1. Interest Paid Report for All Accounts
2. IRS Reporting on Magnetic Tape 1099
3. Combined 1099 (Multiple Accounts Combined by Social Security Number)

Computer Services, Inc.
Supplemental Data Processing Agreement
Loan Accounting System

PROCESSING SCHEDULE -

Accounts will be processed by CSI Monday through Saturday, excluding bank holidays. All new loans and loan activity received in the proper format by the applicable input deadlines on each business day will be processed overnight. Daily reports will be available for delivery on the morning of the following business day. Weekly or monthly reports will be included on the dates specified by schedule.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Manual Conversion Fees:

$250.00 plus $.50 per note

Processing Fees: (Minimum Charge - $350.00)

$ .50 per ILN, CLN, MLN, and RVC active account at the end of month.

Note: *Paid out notes are charged if option to print on Trial Balance is used, but not charged if not printed.*

Additional Services:

$ .10 per transaction -
Auto Payment Allocation

$ .05 per loan per month -
Transaction History on Paid-out Loans
Saved On-Line
(Up to 2 years)

$ .10 per Third Party Collection Item per Month
$ .05 per Third Party Collection Notice
$ .05 per Premier Notice (Laser Printed)
plus postage

Annual Interest Notices – (Prices will be based on current forms costs)

$100 per month for Notices Sorted by Branch Code

BASIC PROCEDURES -

Customer is responsible for maintenance of proper internal controls, reconcilement of input for each business day, and reconcilement of totals with general ledger accounts each business day.

Selective features or options relative to minimum loan charges, past due reporting, past due notices, etc., will be implemented by mutual agreement of Customer and CSI as specified on the separate form provided for that purpose. All non-MICR data entry to be performed by bank personnel from terminals in bank.

All loans coded with separate Report Codes ILN, MLN, CLN, or RVC will be reported on separate trial balances with separate control totals.

(for available reports consult the Loan User Manual)

Computer Services, Inc.
Supplemental Data Processing Agreement
Advanced General Ledger System

PROCESSING SCHEDULE -

Accounts will be processed Monday through Saturday, excluding bank holidays. Work received in the proper format by the applicable input deadlines on each business day will be available for pickup and delivery on the morning of the next business day according to the report schedule.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fees:

Basic General Ledger	$500.00
Enter History or Budget Figures	$250.00

Processing Fees:

General Ledger	$ .75 Per Account or $350.00 Minimum

Additional Services:

Transactions Saved On-Line: Current and Prior Month - No Charge	
Year-To-Date Up to 12 Months: January - December	$ .003 Per Transaction/ Month
Additional Reports	$ 25.00 Per Report
	$100.00 Initial Set Up Fee Per PADS Report
EIS Downloads	$ 50.00 Month End $150.00 Daily & EOM

BASIC PROCEDURES -

MICR encoded activity is the standard input media for this service. Rejects will be returned to the bank for reconciliation and re-entry. Balancing of activity is the responsibility of the bank. All non-MICR data entry to be performed by bank personnel from terminals in bank.

Activity may be entered via an in-bank CRT. Errors in the keying of the activity and the balancing of CRT entered activity is the responsibility of the bank.

Descriptive transactions are available through an in-bank CRT or specially coded MICR documents for descriptions defined by the bank's specifications.

REPORT SCHEDULE -

Basic G/L -

Daily -
1. Report of New and F/M
2. Posting Trial Balance
3. Request Statements
4. Statement of Condition
5. Management Information Reporting

Monthly -
1. Income and Expense Report
2. Monthly History (If YTD O-L Option not selected)

As of Reporting -
1. Posting Trial Balance
2. Balance Sheet Average Balances For Elapsed Months
3. Monthly Income & Expense For Elapsed Months

Overnight G/L -

Daily -
1. Statement of Condition
2. Income and Expense Report

All other daily G/L Reports will be provided on microfiche on a one (1) day delayed basis.

Computer Services, Inc.
Supplemental Data Processing Agreement
Magnetic Tape Credit Reporting

PROCESSING SCHEDULE -

Recognizing that the Customer has entered into or intends to enter into an agreement to provide certain LNS data to a credit bureau, Equifax, CSI agrees to provide that data on magnetic tape on a mutually agreeable date monthly. Cost of the magnetic tape and delivery of same will be borne by the credit bureau.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing is as follows:

$ .02	Per Account
$25.00	Minimum
$100.00	Maximum

BASIC PROCEDURES -

Data will be extracted from Customer's masterfile. Accuracy and completeness of data is the responsibility of the Customer.

CSISUP13OL (6/93)

Computer Services, Inc.
Supplemental Data Processing Agreement
Magnetic Tape Credit Reporting

PROCESSING SCHEDULE -

Recognizing that the Customer has entered into or intends to enter into an agreement to provide certain LNS data to a credit bureau, Trans Union, CSI agrees to provide that data on magnetic tape on a mutually agreeable date monthly. Cost of the magnetic tape and delivery of same will be borne by the credit bureau.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing is as follows:

$ .02	Per Account
$25.00	Minimum
$100.00	Maximum

BASIC PROCEDURES -

Data will be extracted from Customer's masterfile. Accuracy and completeness of data is the responsibility of the Customer.

Computer Services, Inc.
Supplemental Data Processing Agreement
Individual Retirement Account

PROCESSING SCHEDULE -

Accounts will be processed by CSI Monday through Friday, excluding bank holidays. Activity received by the applicable input deadlines on each business day will be available for pickup and delivery on the morning of the next business day, according to the report schedule.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fee:
$250.00 Plus $.50 Per Master Account

Processing Fees:
$100.00 flat fee plus $.20 per master account, per month, for all accounts on file at end of the month.

Statement Production Fees:
Annual: $2.00 per master account

NOTE: This would include two (2) statements per master account. One being for the bank's record and maintained there, the other could be sent to the Customer for their records.

Semi-Annual: $1.00 per master account

Quarterly: $ .75 per master account

Monthly: $ .50 per master account

Distribution Fees:
Actual Checkprint: Printed at $.01 each with a minimum of $10.00 per month.

Stock Paper Check Listing: Not Separately Charged

Notices, DDA, SAV, C/D: Not Separately Charged

$ .05 per Premier Notice (Laser Printed) plus postage

$ .10 per Premier Notice (Front and Back Laser Printed) plus postage

BASIC PROCEDURES -

Interest rates, payment dates, service charges, and other processing considerations will be implemented by a mutual agreement of the Customer and CSI. All non-MICR data entry to be performed by bank personnel from terminals in bank.

REPORT SCHEDULE -

Daily -
1. Convert & Edit Journal
2. Trial Balance
3. Unpostable Report
4. Exceptions Report, F/M, Misc.
5. 3x5 Cards (One Per New or Changed Accounts)
6. Interest Paid/Service Charge Report
7. Requested Cut-off Statements Stock Paper Print

Weekly -
1. Exceptions Report, Excess Contribution, Need Payout Info, etc.

Monthly -
1. New Accounts Report
2. Statements, Request and Cycled
3. Analysis, Size, Branch, Type, Age

Annual -
1. Statements
2. Full Listing of Accounts Approaching Payout in Upcoming Year
3. Interest Paid/Service Charge Listing
4. W2P & 1099R Forms

Computer Services, Inc.
Supplemental Data Processing Agreement
Proprietary On-Line ATM Processing

SERVICE DESCRIPTION -
CSI will provide computer equipment and software at its computer center to support an on-line automated teller machine(ATM), located where designated by the Customer. Cardholder masterfile processing, memo posting of ATM transactions to on-line data files, and capture of ATM transactions for electronic posting to batch applications will be provided by CSI under the terms of this agreement.

AVAILABILITY -
CSI agrees to devote its best efforts to having the system available on a continuous basis, seven (7) days a week, but cannot guarantee immediate and uninterrupted service. Periodically the ATM support system must be made available for preventative maintenance and to perform other processing necessary to maintain the system.

ACTIVITY PROCESSING -
The accuracy of data transmitted by the ATM and captured on CSI's equipment is the responsibility of the Customer. CSI agrees to provide reasonable controls and audit trails of such data, but cannot guarantee complete no-fail processing. The Customer acknowledges that audit trail of transactions from its own equipment is necessary and agrees to provide such audit trail. The Customer further agrees that its equipment will provide message formats acceptable to CSI's ATM support network and that the access cards used in the ATMs are in compliance with the standards of CSI.

EQUIPMENT -
The Customer agrees to pay for all equipment used to connect to the ATM support system. Such equipment may include but not necessarily be limited to ATMs, modems, multiplexers, controllers, and concentrators as may be necessitated by the Customer's choice of ATM equipment or dictated by response time requirements. However, the selection of brand and model of equipment at the Customer's location(s) must be approved by CSI for compatibility.

CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Conversion Fees:

Per Institution $1,000.00
Per ATM $ 750.00

Installation Charges - Actual charges from telephone company

Monthly ATM Processing Fees:

Cardholder Masterfile Processing $ 200.00

$.02 will be charged for each cardholder account in excess of 5,000. Number of accounts to be those on the masterfile at month end.

Transaction Processing $ 100.00

$.05 will be charged for each transaction in excess of 10,000 posted to the batch applications each month. Transactions will be memo posted to appropriate on-line files processed under a separate agreement with CSI for on-line data base service.

ATM Terminal Support - First ATM $ 300.00
Each Additional ATM $ 100.00

CSI will coordinate the installation of telephone circuits to the appropriate telephone service supplier, will receive billing for that service, and will re-bill the cost to the Customer on a monthly basis.

Computer Services, Inc.
Supplemental Data Processing Agreement
AlphaLink Interchange Processing

SERVICE DESCRIPTION -
CSI will provide computer equipment and software to permit Customer, who is a user of the Proprietary On-Line ATM Processing service, to share automated teller machines (ATMs) with other customers subscribing for AlphaLink Interchange Processing.

BASIC PROCEDURES -
AlphaLink Interchange transactions will be processed through Customer's ATMs and authorized against Customer's data files in an on-line environment. Customer's interchange transactions will be reported and a settlement of Customer's net position with the interchange will be entered through the Federal Reserve System under the net settlement service on a daily basis.

CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing is as follows:

$ .08 Per Interchange Transaction

Pro-rata Share of Federal Reserve Net Settlement Cost

Computer Services, Inc.
Supplemental Data Processing Agreement
Continuous ATM Card Issue Processing

SERVICE DESCRIPTION -
CSI will provide computer equipment and software at its computer center to extract automated teller machine (ATM) customer account file (CAF) records designated by the Customer. CSI will provide for the production and separate mailing of an ATM card and personal identification number (PIN) for each ATM CAF record designated.

AVAILABILITY -
CSI agrees to devote its best effort to extract Customer designated ATM CAF records, as well as provide production and delivery of ATM card(s) and PIN(s) in a timely manner, but cannot guarantee uninterrupted service.

ACTIVITY PROCESSING -
The accuracy of data designated by the Customer to be extracted by CSI is the responsibility of the Customer. The Customer acknowledges responsibility to control and audit data processed by CSI on a timely basis.

SERVICES PROVIDED -
CSI will extract ATM CAF records designated by the Customer. The extracted ATM CAF records will be transmitted to CSI's ATM card production provider on either a daily or weekly basis. CSI's ATM card production provider will produce an ATM card and/or PIN for each CAF designated and will mail each separately to the address on the CAF record.

CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Conversion Fee:

Per Institution	$ 450.00

Monthly Processing Fees:

Base Fee (Weekly Option)	$ 50.00
Base Fee (Daily Option)	$ 150.00
ATM Card and/or PIN Production Per CAF Record Designated	$ 2.00

All postage for ATM card and PIN mailers will be billed to the Customer on a monthly basis.

ATM card plastic and personalized envelope costs will be the responsibility of the Customer.

Any special insert fees in addition to the ATM card and PIN will be the responsibility of the Customer.

Computer Services, Inc.
Supplemental Data Processing Agreement
Safe Deposit Box Accounting

PROCESSING SCHEDULE -
Safe Deposit Box processing will be daily or weekly. Each update includes activity for the previous Saturday through Friday period.

CHARGES -
Charges will be made on a monthly basis for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fee:

Minimum Charge -	*Daily*	*- $150.00*
	Weekly	*- $75.00*

$ .10 per account - Daily
$ .05 per account - Weekly

BASIC PROCEDURE -
All activity for Safe Deposit processing to be performed by bank personnel from terminals in bank.

REPORT SCHEDULE -

Daily -
1. Trial Balance
2. Transaction Journal
3. New Accounts Report
4. Closed Accounts Report
5. File Maintenance Report
6. Unpostables Report
7. 3x5 Cards for New & Changed Data
8. Vacant Boxes Report
9. Sealed Boxes Report
10. Boxes Past Due This Week

Weekly -
1. Trial Balance
2. Transaction Journal
3. New Accounts Report
4. Closed Accounts Report
5. File Maintenance Report
6. Unpostables Report
7. 3x5 Cards for New & Changed Data
8. Vacant Boxes Report
9. Sealed Boxes Report
10. Boxes Past Due This Week

Monthly -
1. Late Notices
2. Billing Notices

Computer Services, Inc.
Supplemental Data Processing Agreement
Automatic Transfer System

PROCESSING SCHEDULE -

The Transfer System is processed Monday through Saturday, excluding bank holidays. Work received in the proper format by the applicable input deadlines on each business day will be ready on the morning of the next business day according to the report schedule.

CHARGES -

Charges will be made on a monthly basis for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fees:

$100.00 flat plus:

$ .05 / Debit and $ .05 / Credit

BASIC PROCEDURE -

The Transfer System uses data entry on new account and change data by bank through CSI's on-line system. The system generates electronic fund transfers on pre-authorized schedules between application account files or within the same file. The system allows for same day posting to an application file unless the application is not processed daily.

REPORT SCHEDULE -

Daily -

1. Trial Balance
2. Transfer System Unpostables
3. Transfer System Miscellaneous Edit
4. Transfer System Closed Accounts Today
5. Transfer System File Maintenance
6. Transfer System New Accounts Today
7. Transfer System Transfers Today
8. Transfers from On-Line

Computer Services, Inc.
Supplemental Data Processing Agreement
Automatic Clearing House

PROCESSING SCHEDULE -

The ACH System is processed Monday through Friday, excluding bank holidays. Transactions received in the proper format and within the Federal Reserve System Published Guidelines will be warehoused and posted on the appropriate posting date. The posting is determined by your bank's specs whether posted the night before for credits or memo posted on the posting date.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fee: *(Minimum Charge - $30.00)*

$ .10 per transaction

BASIC PROCEDURE -

All debits and credits come through the Federal Reserve System and are received at CSI via magnetic tape or transmission.

REPORT SCHEDULE -

Daily -
Online access to all ACH information

Weekly -
ACH Listings

Computer Services, Inc.
Supplemental Data Processing Agreement
On-Line NSF & Chargeback System

PROCESSING SCHEDULE -
Accounts will be processed Monday through Friday , excluding bank holidays. Saturday processing is available only if bank has Saturday update of Demand Deposit Accounting System. DDA work received in the proper format by 7:00 p.m. (Central time) on each business day will allow the on-line NSF to be available on-line by 7:00 a.m. (Central time).

NSF CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fee:

Less Than 4,000 DDA Accounts	$100	Per Month
4,000 DDA Accounts and Above	$150	Per Month

Optional:

NSF and Overdraft Paper Report out of application	$50	Per Month
Combined NSF Notice Per Account	$.10	Per Month

CHARGEBACK CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Processing Fee:

Less Than 4,000 DDA Accounts	$100	Per Month
4,000 DDA Accounts and Above	$150	Per Month

BASIC PROCEDURE -
Determination of paying, returning and charging NSF checks to DDA accounts will be done through the on-line system by the Customer. Information helpful for making decisions related to NSF items will also be on-line. CSI will update files at a pre-determined time during the day and have files available for notices and reports to be printed in-bank by the Customer.

When bank has finished marking overdraft decisions, a command, **NSF CUT**, can be transmitted from any bank terminal by persons with NSF authority in the on-line security system.

NSF CUT will tell system that you wish the production of your NSF Reports and/or the memo posting of the transactions to take place at the next scheduled production time. Consult the DDA Users Manual for cut off times.

The system will produce NSF Reports and memo post NSF transactions based on the cut off schedule for banks that have entered **NSF CUT** prior to one of the scheduled times.

If **NSF CUT** has NOT been entered from a bank, the NSF Reports will be produced and the NSF transactions will be memo posted after the 3:00 p.m. cutoff.

The Chargeback System will only be available if the bank is using the ONL NSF System option and will have multiple cut times after ONL NSF processing has been completed.

Chargeback Notices will be printed in-bank on the same day decisions are made, as well as Management Reports that provide a list of all items returned and fees accessed.

REPORT SECHEDULE -

Daily Retrieval through On-Line

NSF Notices
Final Overdraft Report
ONL / NSF Return Items Report
ONL / NSF Recap

Recap of Chargebacks
Cash Letter Listing
Chargeback Notices

CSISUP48OL (6/98)

Computer Services, Inc.
Supplemental Data Processing Agreement
ACH Origination

PROCESSING SCHEDULE -

ACH transactions will be processed Monday through Friday, excluding bank holidays. Items transmitted to CSI from the Customer by 12:01 p.m. CST will be processed same day. CSI will capture all items, post any on-us items to the bank's customer accounts each night during the normal update and transmit the remainder directly to the Fed for normal ACH processing.

EQUIPMENT & SOFTWARE -

The Customer agrees to pay for all equipment used to capture and transmit ACH transactions to CSI. Such equipment may include, but not necessarily be limited to, IBM PC/XT or AT (or equivalent), Receiver Software, Originator Software and modems. Customer must also be on-line with CSI and Customer is responsible for all phone line charges incurred to provide this service.

REQUIREMENTS -

The Customer must provide CSI a schedule 90 days in advance of any ACH originating transaction dates to insure files have been received properly at CSI so the files can be scheduled and monitored for transmission to the Fed.

CHARGES -

Charges will be made monthly for services rendered the prior month. The Fed ACH processing fees will be billed by the Fed to the bank. All invoices are payable ten days net.

Pricing will be as follows:

Monthly Processing Fee:

$50.00 Plus $.10/ACH Transaction

$.10/ACH Return Item

Computer Services, Inc.
Supplemental Data Processing Agreement
Centervoice Voice Response System
Service Only Option

SERVICE DESCRIPTION - CSI -

CSI will provide computer equipment and software at its computer center to provide the Voice Response System. Inquiry into the bank's customer accounts will be provided through this system connected to the bank's on-line data files. The information provided will include but not be limited to the following information:

- DDA Balances
- SAV Balances
- Specific Checks (Within Current Statement Cycle)
- Specific Deposits (Within Current Statement Cycle)
- DDA Item Inquiry (Within Current Statement Cycle)
- SAV Item Inquiry (Within Current Statement Cycle)
- Loan Payoffs (LNS System Only)
- COD Balance, Rate and Maturity

AVAILABILITY -

CSI agrees to devote its best effort to having the system available on a continuous basis, seven (7) days a week, but cannot guarantee immediate and uninterrupted service.

EQUIPMENT & SOFTWARE -

Customer must also be on-line with CSI and Customer is responsible for all phone line charges incurred to provide this service.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fees:

$1,000 Per Bank

Processing Fees: (Minimum Charge - $300.00)

$.01 Per Transaction

Phone Line Charge:

$.10 Per Minute (includes an 800 number for the bank)

Centervoice +

Additional	$100.00 per month
Fax Statements	$.50 per fax page
Transfer to Bank	$.10 per minute

Computer Services, Inc.
Supplemental Data Processing Agreement
Remote Printback

PROCESSING SCHEDULE -

Accounts will be processed Monday through Saturday, excluding bank holidays. Work received in the proper format by the applicable deadlines on each business day will be available for retrieval on the next business day.

CHARGES -

In consideration of the bank printing the applicable reports, the bank will be entitled to receive a five percent (5%) discount on the processing services portion of the charges on the following applications only: Demand Deposits, Savings, Certificate of Deposit, Loans, Individual Retirement Accounts and General Ledger.

Discounts will be applied on monthly invoices for services rendered the prior month.

BASIC PROCEDURES -

CSI will process account activity on a nightly basis. At completion of account updating, reports will be electronically transmitted from CSI to a designated in-bank micro for storage and subsequent printing.

Computer Services, Inc.
Supplemental Data Processing Agreement
Credit Bureau Interface

PROCESSING SCHEDULE -
Retrieval of Credit Bureau Information from Trans Union and/or Equifax will be available from any on-line terminal in the bank during the hours as contracted under the bank's on-line Data Base & Central Information File Supplemental Agreement. This information will be displayed on the terminal or can be printed in the bank from an on-line printer.

CHARGES -
Charges will be made monthly for services based on the number of credit inquiries processed through CSI for the Customer the prior month. All invoices are payable ten days net.

Pricing **per Credit Bureau Interface** is as follows:

Monthly Minimum:	$50	for one Credit Bureau
or	$75	for two Credit Bureaus

Processing Fee:

	# Transactions	Price
First	299	$.50 ea.
Next	199	$.45 ea.
Next	199	$.40 ea.
Next	199	$.35 ea.
Next	199	$.30 ea.
Next	199 & Over	$.25 ea.

BASIC PROCEDURES -
Transmission of a properly completed Credit Check Screen will allow direct access to the Trans Union and/or Equifax credit reporting network through CSI's on-line system. The reports will be returned either to an on-line terminal or an on-line printer.

REQUIREMENTS -

Customer must be on-line with CSI and a member of the Trans Union and/or Equifax Credit Bureau.

ACKNOWLEDGEMENT; INDEMNIFICATION -
The Customer acknowledges and agrees that CSI is only providing the electronic interface between the Customer and Trans Union and/or Equifax for the purpose of the Customer's accessing Trans Union and/or Equifax Credit Bureau Information and that CSI is not responsible to the Customer or any bank credit customers of the Customer or any other person for the content of any Credit Bureau Information so accessed by the Customer. In this regard, the Customer specifically acknowledges, without limitation, the applicability of its obligation pursuant to the Data Processing Agreement to hold harmless, defend and indemnify CSI against third party claims, actions and demands.

Computer Services, Inc.
Supplemental Data Processing Agreement
On-Line Data Base & Central Information File

SERVICE DESCRIPTION -

CSI will provide computer equipment and software at its computer center to allow connecting terminals located where designated by the Customer for purposes of accessing account data, accessing the central information files, memo posting balance changes, capturing file maintenance activity and/or capturing transaction activity for applications processed under other Supplemental Agreements. The Customer will provide the terminals, control units, if necessary, modems, and the data communication phone line(s) from the terminal location(s) to CSI's computer center.

AVAILABILITY SCHEDULE -

CSI will operate the on-line network over periods defined as follows *(NOTE: All times are Central Time.)*:

	ACCOUNT ACCESS & MEMO POSTING AVAILABILITY		DATA CAPTURE NEW ACCOUNTS ETC. AVAILABILITY	
	BEGIN	END	BEGIN	END
ALL WEEKDAYS EXCEPT FRIDAY	7:00 a.m. -	9:00 p.m.	7:00 a.m. to	9:00 p.m.
FRIDAY	7:00 a.m. -	9:00 p.m.	7:00 a.m. to	9:00 p.m.
SATURDAY	7:00 a.m. -	5:00 p.m.	7:00 a.m. to	5:00 p.m.

NOTE: NEXT BUSINESS DAY CUTOVER IS 5:00 p.m. DAILY

The on-line files will be refreshed during the early morning hours usually between midnight and 7:00 a.m. These files will be cutover to the new day as they become available.

Data capture of new accounts, etc., will be available during the hours as defined in the chart above. At the hour as stated above we will cutover the capture to a new day such that anything entered after the cutover hour will automatically be stored for the next processing day.

CSI agrees to devote its best efforts to having the system available according to the above schedule but cannot guarantee immediate and uninterrupted access through the on-line computer system during the specified times. It will be necessary to make an exception to the availability schedule for routine and emergency hardware and software maintenance, project testing, etc. The Customer agrees that off-line back-up procedures are necessary in the event that the on-line system is not available and further agrees to make provisions for such back-up procedures.

DATA PREPARATION, TRANSMISSION & CAPTURE -

The accuracy of data transmitted through the on-line network and captured on CSI's equipment is the responsibility of the Customer. CSI agrees to provide reasonable controls and audit trails of such data but cannot guarantee complete no-fail processing of such data. The Customer agrees that audit trail of transactions from its own equipment is necessary and further agrees to provide such audit trail. The Customer is responsible for the software necessary to operate the terminal(s) and to provide message formats acceptable to CSI's data capture network requirements.

EQUIPMENT -

The Customer agrees to pay for all equipment and data communication phone line(s) necessary to connect to CSI's computer. Such equipment may include, but not necessarily be limited to terminal devices for the entry and retrieval of data, modems for connecting to the phone lines, controllers, concentrators and multiplexers as may be necessary by the Customer's desire to have more terminals or as necessitated by the choice of terminals or as dictated by response time requirements. It is understood that the expansion of the terminal and related equipment is at the option of the Customer as it relates to its convenience and method of doing business. However, the selection of brand of terminal equipment and the message formats of the equipment at the Customer's location(s) must be approved by CSI for compatibility.

CHARGES -

Charges will be made monthly for services rendered the prior month. Number of accounts will be those on file at the end of the month. All invoices are payable ten days net.

Pricing will be as follows:

Conversion Fee:

Phone Line Installation Charges - Actual costs from telephone company. (Quote provided will be based upon needs.)

On-Line Processing Fees :

Per Account on the On-Line Data Base (DDA and Savings accounts must be on-line as a minimum.)	$	.05	
First 100 on-line terminals	$	22.50	ea.
Terminals 101 - 200	$	18.00	ea.
Terminals 201 and over	$	15.00	ea.
Extended Hours Coverage <u>Option</u> Per On-Line Data Base Account	$	.01	

Extended Coverage includes On-Line usage and access for Sunday. Data Capture, New Accounts, etc., after normal hours, as outlined in the Service Description section, will be posted on the next business day's update.

CSI will coordinate the installation of telephone circuits to the appropriate telephone service supplier, will receive billing for that service and re-bill the applicable cost to the Customer on a monthly basis.

CIF CONVERSION PREPARATION -

The Customer agrees to provide adequate manpower to review CIF scrub listing and to make corrections for compliance with CIF standards via the on-line system in a timely manner. CSI agrees to perform its automated CIF scrub routines twice and to provide the scrub listings to the Customer. In addition, CSI will provide instruction to Customer personnel to assist in the conversion process.

(continued on back)

Computer Services, Inc.
Supplemental Data Processing Agreement
NYCE Interchange Processing

SERVICE DESCRIPTION -

CSI will provide computer equipment and software to permit Customer, who is a user of the CSI Proprietary On-Line ATM Processing or Card Issue Only service, to share transactions with other institutions in various network interchanges under agreement Customer has entered with NYCE.

BASIC PROCEDURES -

Interchange transactions will be processed through Customer's NYCE Devices (i.e. ATMs/POS terminals) and/or authorized against Customer's data files by CSI. Customer's interchange transactions will be reported and a settlement of Customer's net position with the interchange will be entered through the Federal Reserve System under the ACH Service on a daily basis. Customer's net settlement position will be calculated from data provided by NYCE and/or its agent to CSI. CSI cannot guarantee the accuracy of the data provided by NYCE or NYCE's agent and the resulting settlement position calculation and therefore assumes no responsibility for the accuracy of the data furnished to CSI by NYCE. Customer hereby agrees to indemnify and hold CSI harmless from any error or omission and the damages resulting therefrom if it is reasonably determined that the error or omission was a result of errors in data furnished to CSI.

CHARGES -

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing is as follows:

$ .08	Per Interchange Transaction
$ 215.00	Interchange/Interface Support

Pro-rata Share of Federal Reserve Net Settlement Cost

PENALTIES -

The Customer acknowledges that various networks may assess penalties for non-compliance with network standards as defined from time to time in their operating rules. Customer further acknowledges its liability for penalties assessed against itself or CSI because of Customer's failure to comply with the network standards.

Computer Services, Inc.
Supplemental Data Processing Agreement
Interactive Platform Software License

Product Name CFI Deposits

SERVICE DESCRIPTION -
CSI will provide the interface software to support on-line micro computers using a qualified micro deposit and/or loan platform products, located where designated by the Customer in Exhibit A and B attached. The upload and download interface will provide accessing the central information file and capturing new account information for posting to batch applications by CSI under the terms of this agreement.

AVAILABILITY -
The on-line system will be available in accordance with availability schedule outlines in On-Line Memo Posting and Data Capture Supplemental Agreement.

ACTIVITY PROCESSING -
The accuracy of data transmitted from the bank's micro computers and captured on CSI's equipment is the responsibility of the Customer. CSI agrees to provide reasonable controls and audit trails of such data, but cannot guarantee complete no-fail processing. The Customer acknowledges that audit trail of transactions from its own equipment is necessary and agrees to provide such audit trail.

EQUIPMENT -
The Customer agrees to pay for all equipment used to connect the bank's micro computer(s) to the CSI host system. Such equipment may include but not necessarily be limited to modems, multiplexers, controllers, and concentrators as may be necessitated by the Customer's choice or dictated by response time requirements. However, the selection of brand and model of equipment at the Customer's location(s) must be approved by CSI for compatibility

CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Monthly Processing Interface Fee:

1. Per Site	$ 50 $250 Maximum

Interface License Fee:

1. Initial Site	$500
2. Additional Site(s)	$100

Installation Fee:

1. Per Site	$500

ACKNOWLEDGMENT; INDEMNIFICATION -
The Customer acknowledges and agrees that CSI is only providing the electronic interface to facilitate the Customer's use of a qualified micro deposit and/or loan platform product on a pass-through basis and that CSI is not responsible to the Customer or any third party related to the Customer or any other person for the processing of the Customer's Transaction Data by means of the platform software. In this regard, the Customer specifically acknowledges, without limitation, the applicability of its obligation pursuant to the Data Processing agreement to hold harmless, defend and indemnify CSI against third party claims, actions and demands. The Customer further acknowledges that fees paid to CSI pursuant to the Supplemental Agreement are in respect of the use of CSI's electronic interface module and that the Customer must pay separate license fees to the platform vendor in connection with that company's software.

CSI INTERACTIVE PLATFORM SOFTWARE LICENSE
SITE LICENSE

EXHIBIT A

A. BRANCHES (authorized site locations):

1. ______________________ ____________
2. ______________________ ____________
3. ______________________ ____________
4. ______________________ ____________
5. ______________________ ____________
6. ______________________ ____________
7. ______________________ ____________
8. ______________________ ____________
9. ______________________ ____________
10. ______________________ ____________

CSI INTERACTIVE PLATFORM SOFTWARE LICENSE
EXTENSION OF LICENSE FORM

EXHIBIT B

Bank Name ______________________________

Address ______________________________

City ______________ **State** ______________ **Zip** ______________

	Location	Date Installed	Approved
1.			
2.			
3.			
4.			
5.			
6.			
7.			
8.			

Computer Services, Inc.
Supplemental Data Processing Agreement
Interactive Platform Software License

Product Name CFI Loans

SERVICE DESCRIPTION -
CSI will provide the interface software to support on-line micro computers using a qualified micro deposit and/or loan platform products, located where designated by the Customer in Exhibit A and B attached. The upload and download interface will provide accessing the central information file and capturing new account information for posting to batch applications by CSI under the terms of this agreement.

AVAILABILITY -
The on-line system will be available in accordance with availability schedule outlines in On-Line Memo Posting and Data Capture Supplemental Agreement.

ACTIVITY PROCESSING -
The accuracy of data transmitted from the bank's micro computers and captured on CSI's equipment is the responsibility of the Customer. CSI agrees to provide reasonable controls and audit trails of such data, but cannot guarantee complete no-fail processing. The Customer acknowledges that audit trail of transactions from its own equipment is necessary and agrees to provide such audit trail.

EQUIPMENT -
The Customer agrees to pay for all equipment used to connect the bank's micro computer(s) to the CSI host system. Such equipment may include but not necessarily be limited to modems, multiplexers, controllers, and concentrators as may be necessitated by the Customer's choice or dictated by response time requirements. However, the selection of brand and model of equipment at the Customer's location(s) must be approved by CSI for compatibility

CHARGES -
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

Pricing will be as follows:

Monthly Processing Interface Fee:

1. Per Site	$ 50
	$250 Maximum

Interface License Fee:

1. Initial Site	$500
2. Additional Site(s)	$100

Installation Fee:

1. Per Site	$500

ACKNOWLEDGMENT; INDEMNIFICATION -
The Customer acknowledges and agrees that CSI is only providing the electronic interface to facilitate the Customer's use of a qualified micro deposit and/or loan platform product on a pass-through basis and that CSI is not responsible to the Customer or any third party related to the Customer or any other person for the processing of the Customer's Transaction Data by means of the platform software. In this regard, the Customer specifically acknowledges, without limitation, the applicability of its obligation pursuant to the Data Processing agreement to hold harmless, defend and indemnify CSI against third party claims, actions and demands. The Customer further acknowledges that fees paid to CSI pursuant to the Supplemental Agreement are in respect of the use of CSI's electronic interface module and that the Customer must pay separate license fees to the platform vendor in connection with that company's software.

CSI INTERACTIVE PLATFORM SOFTWARE LICENSE
SITE LICENSE

EXHIBIT A

A. BRANCHES (authorized site locations):

1. ______________________________ ______________
2. ______________________________ ______________
3. ______________________________ ______________
4. ______________________________ ______________
5. ______________________________ ______________
6. ______________________________ ______________
7. ______________________________ ______________
8. ______________________________ ______________
9. ______________________________ ______________
10. ______________________________ ______________

CSI INTERACTIVE PLATFORM SOFTWARE LICENSE
EXTENSION OF LICENSE FORM

EXHIBIT B

Bank Name ______________________________

Address ______________________________

City ______________ **State** ______________ **Zip** ______________

	Location	Date Installed	Approved
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Computer Services, Inc.
Supplemental Data Processing Agreement
Asset-Liability Management (ALM)

PROCESSING SCHEDULE -

Reports will be produced monthly or quarterly depending on the schedule mutually agreed upon between the Customer and CSI.

CHARGES -

Charges will be made monthly for services based on the applications chosen for reporting, the number of reporting parameters for each application and the number of active accounts in each selected application at the end of the month. All invoices are payable ten days net.

Pricing is as follows:

Processing Fee: (Minimum Charge - $30 per application)

$ .01 per account per application per month

BASIC PROCEDURES -

The ALM system will give the bank a method of obtaining analysis data in the format needed. Provides the ability to analyze the assets and liabilities as well as the weighted rate and principal balance for each of the bank's products by maturity and separately by rate sensitivity. There are also options to tailor the data to PC ALM packages.

Determination of processing will be developed and implemented with the mutual agreement of the Customer and CSI. Reports will be run across masters based on the processing schedule and parameters which will determine how often, types of reports, applications used and output media.

ALM Applications:

Demand Deposits
- Other DDA Options:
- Revolving Credit
- Cash Reserve
- Sweeps

Savings
Certificates of Deposit
IRA's
Loans (LNS Only)
- Commercial
- Mortgage
- Installment
- Revolving Credit

ALM Reports:

- Non Maturing Balances
- Maturing Balances
- Repricing Balances

Output Media:

- Hard Copy
- Download File
- Hard Copy & Download File

Computer Services, Inc.
Supplemental Data Processing Agreement
Visa Check Card Processing

SERVICE DESCRIPTION

CSI will provide computer equipment and software to permit Customer, who is a user of CSI Visa Check Card Processing and CSI Proprietary On-Line ATM Processing or Card Issue Only service; to perform debit transactions on Visa designated devices. The Operating Rules of Visa as to type and duration of service will control these transactions. Customer agrees to be responsible for complying with all Visa rules and regulations as they may apply to Customers use of this service.

BASIC PROCEDURES

Visa debit transactions will be authorized against Customer's data files by CSI. CSI will provide Visa authorization and settlement transaction processing, Visa authorization holds, Visa transaction matching, and support Visa settlement services. Customer's Visa transactions will be reported and sent to client through normal CSI delivery channels. Customer agrees to open and fund a settlement account at a financial institution so designated by CSI. CSI cannot guarantee the accuracy of the data provided by Visa and therefore assumes no responsibility for the accuracy of the data furnished to CSI by Visa. CSI will prepare and submit to Visa and customer Visa Check Card activity required to be submitted to Visa on a calendar quarter basis. Customer agrees to perform a timely review of all information provided to Visa or Visa sponsor by CSI on customers behalf. Customer hereby agrees to indemnify and hold CSI harmless from any error or omission and the damages resulting therefrom if it is reasonably determined that the error or omission was a result of errors in data furnished to CSI.

PASS THROUGH CHARGES

Customer agrees to pay all one time and monthly recurring charges from Visa and Visa sponsor for use of the Visa Check Card service. From time to time Visa may require changes.
Any expenses that CSI may incur because of Visa required product changes might be prorated and charged to the CSI product user base.

Customer agrees to pay all one time and monthly recurring charges from other CSI designated organization for Visa sponsorship and Visa quarterly report preparation.

PENALTIES

The Customer acknowledges the Visa network may assess penalties for non-compliance with network standards as defined from time to time in their operating rules. Customer further acknowledges its liability for penalties assessed against itself or CSI because of Customer's failure to comply with the network standards.

CHARGES

One-time charges are due and payable upon supplemental signing.

$2500 Implementation and Setup

$1500 Additional Programs/ Visa Business or Visa Gold

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net.

$.16 Per Transaction
$.18 Per Card Account File

$200.00 Monthly Minimum
Plus
$ 50 Visa Sponsorship Fee

Exception Item Handling:

$ 2.00 Per Draft Retrieval Request/Fee Collection Item

$ 15.00 Per Outgoing Chargeback/ Presentment

$ 15.00 Per Incoming Chargeback/ Presentment

$ 20.00 Lost/Stolen Card Report

These exception item charges are for CSI handling/data-entry of exception items.

OPTIONAL SERVICES

Generic Visa Check Card

$.50 per card issued

Visa Business Check Card

Monthly charges:

$250 Additional Monthly plus

$.16 Per Transaction
$.18 Per Card Account File

These charges include a monthly transaction register for each customer sent to the bank on a monthly basis.

Computer Services, Inc.
Supplemental Data Processing Agreement
Proof of Deposit - Imaging

PROCESSING SCHEDULE

Items will be processed Monday through Saturday excluding bank holidays. Items received in the proper format and by the agreed deadlines will be processed by the morning of the following day.

"Cash Letters" will be shipped to endpoints available to the bank at a time mutually agreed to. It is understood by both parties that CSI cannot guarantee the timely shipping of cash letters beyond exercising all "reasonable efforts" and therefore does not assume financial liability for late shipment.

CHARGES -

Charges will be made monthly based on the number of items processed by CSI for the customer the prior month. All invoices are payable ten days net.

Pricing will be as follows:

	Asset Size	One-Time Charge
Implementation Fee: (includes (1) SQL License)		
	0-100m	$3,000
	>100m	$5,000

Image Capture

Pre-encoded OTC Items	.032 per item
Received after 5:00 pm	.042 per item
Inclearings	.025 per item
(Minimum Charge - $500)	
All times local time	

Monthly rejects greater than .50% will be billed at .50 per item and CSI cannot guarantee timely release of cash letters.

Statement Procedure Services

Image Statement - EOM	.58 per acct
Image Statement - Other	.48 per acct
Conventional Statements	.26 per acct
	+ .01 per item

Up to 25 conventional statements allowed per month. If bank desires > 25 , all conventional accounts will be returned to bank for handling.

Truncated Accounts & Savings Statements	.26 per acct
(Minimum Charge - $50 per cycle)	

Price includes preprinted statement forms and envelopes. Initial artwork setup fees are not included. Artwork fees on two colors or non-standard PMS colors will be assessed on statement form and envelope reorder.

Customer will be billed for postage and statement image pages.

Statements will be mailed within (3) full business days following cycle cut.

Miscellaneous Services

Return Items	1.00 per item
Research Items	1.00 per item
Fax Copies	1.00 per fax
40.00 per hour with 1/2 hour min	
CD-ROM or similar media	Time & Materials
NT SQL License -	250.00 ea.
(up to (4) additional licenses can be purchased)	

BASIC PROCEDURES

CSI will provide the following processing capabilities on a daily basis:

Preparation of items for processing
Capture of all items
Balancing of transactions
Reject Re-entry
Preparation of cash letter
Exception Item Pull
Storage of physical items
Preparation of statements
Mailing of Statements
On-Line Research

Customer will supply CSI with endpoint sort information, in writing. Also, Customer will supply statement and envelope design specifications.

Customer agrees "conventional" items are returned with the customer statements. "Image" items are warehoused at CSI and destroyed 60 days following statement rendering.

Customer further agrees to:

1. Be responsible for reconstruction of items in case of loss or destruction during shipment.
2. Provide additional delivery requirements (mid-day shipments) as specified by CSI.
3. Review, on the following business day, all adjustments, exceptions and modified transactions to verify the accuracy of the processing.
4. Provide a.m. delivery of inclearings to CSI.
5. CD-ROM media of the items imaged is returned to the bank for permanent storage and retrieval. The actual documents imaged are stored at CSI for future destruction of the items.

Computer Services Inc.
Supplemental Data Processing Agreement
CSI Passport Teller

DESCRIPTION:
Computer software products and related documentation for use on microcomputers for teller automation. In addition, CSI will provide computer equipment and software at its computer center to support an on-line micro computer using CSI Passport Teller On-Line Teller Machine System. Memo posting on-line data files and accessing the central information file will be provided by CSI under the terms of this agreement.

CHARGES:
Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net. Pricing will be as follows:

Monthly Processing Fees:
Per Teller Station $12.00

One Time Charges:
Initial purchase:

$2,500.00 Initial Setup Fee - First Location

$1,500.00 Initial Setup Fee - Additional Location(s)

$ 600.00 Per Unit Software Cost
$ (100.00) Deduction if sold with CSI supplied CPU, monitor and printer

Upgrade or Additional purchase:

$1,500.00 Setup Fee - Per Location

The following fees can be deducted from the per location set-up fee if the services are not used.

$ 300.00 - Training
$ 300.00 - Installation
$ 900.00 - On-site support
(up to 3 days - $300.00 per day)

$ 600.00 Per Unit Software Cost
$ (100.00) Deduction if sold with CSI supplied CPU, monitor and printer

AVAILABILITY:
The on-line system will be available in accordance with availability schedule outlined in On-Line Memo Posting and Data Capture Supplemental Agreement.

EQUIPMENT:
The customer agrees to pay for all equipment used to connect the bank's microcomputer(s) to the CSI host system. Such equipment may include but not necessarily be limited to the modems, multiplexers, etc., as may be necessitated by the Customer's response time requirements. However, the selection of brand and model of equipment at the Customer's location(s) must be approved by CSI for compatibility.

ACTIVITY PROCESSING:
The accuracy of data transmitted from the bank's microcomputer and captured on CSI's equipment is the responsibility of the Customer. CSI agrees to provide reasonable controls and audit trails of such data, but cannot guarantee complete no-fail processing. The Customer acknowledges that audit trail of transactions from its own equipment is necessary and agrees to provide such audit trail.

SOFTWARE:
Subject to the terms and conditions of the Agreement, effective upon payment of sums due, CSI hereby grants to the Customer the following and no other rights and licenses:

> *A non-exclusive, non transferable right and license to use, in object code only, the software program(s) ("Subject Programs") through which any of the services subject to Supplemental Agreements are provided by CSI to the Customer, for the sole purposes contemplated by this Agreement.*

No modification or preparation of derivative works of Subject Programs whatsoever is permitted. The Customer may not copy, modify or adapt any portion of the Subject Programs provided by CSI. CSI is not responsible for any adaptations, or the compatibility of any software, equipment or service with such adaptations.

CONFIDENTIALITY OF SUBJECT PROGRAMS; PROTECTION AND SECURITY:
CSI shall use all reasonable efforts to protect and defend the proprietary nature of the Subject Programs. Except as expressly provided otherwise in this Agreement, the customer shall not copy, modify, transcribe, store, translate, sell, lease or otherwise transfer or distribute any of the Subject Programs (including enhancements thereto), in whole or in part, without prior authorization in writing from CSI.

All Subject Programs shall be marked with such copyright, patent or other notices, proprietary legends, or restrictions as CSI may require. The Customer agrees not to remove or destroy any proprietary markings, confidential legends or copyright notices placed upon or contained within the Subject Program or any related material.

The customer agrees to return promptly to CSI upon the earlier of the expiration of the term of this Agreement, or discontinuance of use, all Subject Programs, copies thereof and related materials.

CSI PassportTeller

License Agreement

BRANCHES (authorized site locations):	# TELLER STATIONS	INSTALL DATE
1. ______	______	______
2. ______	______	______
3. ______	______	______
4. ______	______	______
5. ______	______	______
6. ______	______	______
7. ______	______	______
8. ______	______	______
9. ______	______	______
10. ______	______	______

Bank Name: ______

By: ______

Title: ______

Date: ______

Computer Services, Inc.
Supplemental Data Processing Agreement
CSINet

PROCESSING SCHEDULE -

Retrieval of Internet information will be available from any on-line PC equipped with Internet browser software in the bank. This information will be displayed on the Customer's PC or printed in the Customer's bank from any printer.

CHARGES -

Charges will be made monthly for services based on the volume of information sent and received through CSI for the Customer the prior month. Volume is measured in bytes with a single unit equal to one billion bytes (one {"GB"}). (All invoices are payable ten days net.)

Unit price is as follows:

Monthly Minimum: $100.00

Processing Fee:

0 GB through 5 GB	$100.00 per GB
>5 GB through 15 GB	$50.00 per GB
>15GB	$25.00 per GB

This pricing includes ten email accounts at no additional cost.

Each additional email account (greater than 10) will be billed at $4.50 per account per month.

Prices not subject to normal processing discounts.

Prices subject to change with thirty (30) days notice.

CSINet Agreement can be cancelled at any time with thirty (30) days notice.

SERVICE DESCRIPTION -

CSI agrees to provide and maintain a dedicated high-speed Internet connection and to protect this connection through the installation and continued maintenance of a "Firewall" configured for the purpose of restricting undesirable traffic. CSI further agrees to install and maintain monitoring software for the purpose of restricting access to pornographic and other inappropriate sites, and to generate reports to help monitor and manage usage.

REQUIREMENTS -

Customer must be on-line with CSI and meet these minimum requirements:

1. Utilization of the TCP/IP communications protocol
2. Personal Computers with Windows NT, Windows 95/98 or later
3. A Browser (Netscape 4.01 or later or (Internet Explorer 4.01 or later), including those with built-in dialer/IP support

ACKNOWLEDGMENT; INDEMNIFICATION -

The Customer acknowledges and agrees that CSI is only providing the electronic interface between the Customer and CSI for the purpose of the Customer's accessing the Internet and that CSI is not responsible to the Customer or any other person for the content of any information so accessed by the Customer. In this regard, the Customer specifically acknowledges, without limitation, the applicability of its obligation pursuant to the Data Processing Agreement to hold harmless, defend and indemnify CSI against third party claims, actions and demands.

Computer Services Inc.
Supplemental Data Processing Agreement
Digital Insight Interface

Service Description:

CSI will provide host access to the Bank's customers using the Digital Insight Internet Banking solution called Axis. The information provided includes:

- DDA balances
- DDA statement activity (current and previous month) Expanded history available with additional charge – 3 months or 24 months.
- SAV balances
- SAV statement activity (current and previous month) Expanded history available with additional charge – 3 months or 24 months.
- COD balances
- IRA balances
- LNS balances
- Transfer between DDA or SAV to make Loan Payments or CRA payments.
- Transfers to or from DDA, SAV, & LNS.

Processing Schedule:

On-line interface for upload of data from CSI to Digital Insight will be available on a continuous basis seven (7) days a week. CSI agrees to devote its best efforts to having the system available according to the above-specified time, but cannot guarantee immediate and uninterrupted access.

Security:

Communication lines and equipment between CSI and DI are owned and/or supported by DI. At CSI's recommendation, DI has agreed to utilize encryption routers on the public frame relay line installed between CSI and DI. In addition, CSI has required the use of a Password scheme that requires 8 digits, alpha/numeric and case sensitive for client access.

Charges:

Charges will be made monthly for services rendered the prior month. All invoices are payable ten days net. Pricing will be as follows:

One Time Fees:

Installation *$1,500.00*

Monthly Processing Fees:

Interface *$150.00*
Data Comm Connections *$112.50*
(5 station addresses at $22.50 each)

Internet Cash Management Processing Fees:
(applicable only if the DI Cash Management system is utilized.)

Monthly minimum *$100.00*

$2.00 per month per account
.01 per item (any debit or credit to the account)

Exhibit (6)(i)

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$1,000,000.00	08-23-2002	08-23-2003	00001	C / B	30022525	MF	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Borrower: MADISON FINANCIAL CORPORATION (TIN: 61-1336285)
660 UNIVERSITY SHOPPING CENTER
RICHMOND, KY 40475

Lender: Citizens Commerce National Bank
Marsailles
534 Marsailles Road
PO Box 1028
Versailles, KY 40383
(859) 879-9455

Principal Amount: $1,000,000.00 **Initial Rate: 4.500%** **Date of Note: August 23, 2002**

PROMISE TO PAY. MADISON FINANCIAL CORPORATION ("Borrower") promises to pay to Citizens Commerce National Bank ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Million & 00/100 Dollars ($1,000,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance. The interest rate will not increase above 24.000%.

PAYMENT. Borrower will pay this loan on demand. Payment in full is due immediately upon Lender's demand. If no demand is made, *Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on August 23, 2003.* In addition, Borrower will pay regular semi-annual payments of all accrued unpaid interest due as of each payment date, beginning February 23, 2003, with all subsequent interest payments to be due on the same day of each half-year after that. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the THE PRIME RATE IS DEFINED BY THE WALL STREET JOURNAL AS "THE BASE RATE ON CORPORATE LOANS POSTED BY AT LEAST 75% OF THE NATION'S 30 LARGEST BANKS." (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each DAY. Borrower understands that Lender may make loans based on other rates as well. **The Index currently is 4.750% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 0.250 percentage points under the Index, rounded to the nearest 0.125 percent, resulting in an initial *rate of 4.500% per annum. Notwithstanding the foregoing, the variable interest rate or rates provided for in this Note will be subject to the* following maximum rate.** NOTICE: Under no circumstances will the interest rate on this Note be more than (except for any higher default rate shown below) the lesser of 24.000% per annum or the maximum rate allowed by applicable law.

PREPAYMENT; MINIMUM INTEREST CHARGE. In any event, even upon full prepayment of this Note, Borrower understands that Lender is entitled to a **minimum interest charge of $10.00.** Other than Borrower's obligation to pay any minimum interest charge, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Citizens Commerce National Bank, Marsailles, 534 Marsailles Road, PO Box 1028, Versailles, KY 40383.

LATE CHARGE. If a payment is 11 days or more late, Borrower will be charged **5.000% of the unpaid portion of the regularly scheduled payment or $50.00, whichever is greater.**

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 18.000% per annum. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. *Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales* agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender *written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the* creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment or failure to satisfy Lender's requirement in the Insufficient Market Value of Securities section is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within thirty (30) days; or (2) if the cure requires more than thirty (30) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either

Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the Commonwealth of Kentucky. This Note has been accepted by Lender in the Commonwealth of Kentucky.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Woodford County, Commonwealth of Kentucky.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $20.00 if Borrower makes a payment on Borrower's loan and the check or preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

COLLATERAL. Borrower acknowledges this Note is secured by 80,000 SHARES MADISON BANK STOCK.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note, as well as directions for payment from Borrower's accounts, may be requested orally or in writing by Borrower or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if: (A) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (B) Borrower or any guarantor ceases doing business or is insolvent; (C) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; (D) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender; or (E) Lender in good faith believes itself insecure.

DIVIDEND DECLARATION. BORROWER AGREES TO LIMIT INCOME DISTRIBUTION FROM MADISON BANK TO ITS HOLDING COMPANY MADISON FINANCIAL CORPORATION TO FIFTY PERCENT OF ITS QUARTERLY NET EARNINGS. QUARTERS ARE BASED ON CALL REPORT PERIODS. METHODS OF CALCULATION SHALL BE BASED ON THE NUMBERS GIVEN ON THE CALL REPORT. BORROWER FURTHER AGREES, IF ELECTED TO DECLARE A DIVIDEND, GREATER THAN FIFTY PERCENT OF NEW QUARTERLY EARNINGS, PRIOR WRITTEN APPROVAL MUST BE GIVEN BY THE LENDER.

NET WORTH RATIO. THE BANK WILL MAINTAIN A TANGIBLE NET WORTH RATIO IN EXCESS OF 6.50% OF TOTAL ASSETS.

LOAN PROCEEDS. USE OF ALL LOAN PROCEEDS WILL BE SOLELY FOR THE FOLLOWING: CAPITAL INJECTION, HOLDING COMPANY EXPENSES, AND OTHER INVESTMENTS.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: Citizens Commerce National Bank 534 Marsailles Rd Versailles, KY 40383

GENERAL PROVISIONS. This Note is payable on demand. The inclusion of specific default provisions or rights of Lender shall not preclude Lender's right to declare payment of this Note on its demand. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

MADISON FINANCIAL CORPORATION

By: ______________________
WILLIAM WALTERS, President of MADISON FINANCIAL CORPORATION

By: ______________________
DEBRA G. NEAL, Vice President of MADISON FINANCIAL CORPORATION

263

Exhibit 10

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Offering Statement on Form 1-A of our compilation report (UNAUDITED) dated December 4, 2002, relating to the financial statements of Madison Financial Corporation for the nine months ended September 30, 2002. We also consent to the incorporation by reference in this Offering Statement on Form 1-A of our audit report dated February 7, 2002, relating to the financial statements of Madison Financial Corporation for the year ended December 31, 2001.

Baldwin, Upchurch & Foley

Baldwin, Upchurch & Foley, CPAs
Richmond, Kentucky

December 4, 2002

WYATT
WYATT, TARRANT & COMBS, LLP

500 West Jefferson Street, Suite 2800
Louisville, Kentucky 40202-2898
502.589.5235
Fax: 502.589.0309

December 23, 2002

Board of Directors
Madison Financial Corporation
660 University Shopping Center
Richmond, Kentucky 40475

Ladies and Gentlemen:

We have acted as counsel of Madison Financial Corporation (the "Issuer"), in connection with the proposed offering by the Issuer of as many as 30,000 shares of its Series A Cumulative Nonvoting Preferred Stock, no par value, at a purchase price of $100 per share.

In connection with this opinion, we have reviewed the Articles of Incorporation of the Issuer, in the form filed with the Office of the Secretary of State of the Commonwealth of Kentucky, certain resolutions adopted by the Board of Directors and shareholders of the Issuer, and the Offering Statement (herein so called) pursuant to which the shares are proposed to be offered, in the form to be filed with the Securities and Exchange Commission.

Based on the foregoing, it is our opinion that, when issued against payment of the purchase price, in the manner contemplated by the Offering Statement, the shares will be legally issued, fully paid and nonassessable.

This opinion is furnished for your benefit only in connection with your filing of the Offering Statement with the Securities and Exchange Commission. It may not be relied upon by any other person or in any other context without our prior written consent, provided we hereby consent to the filing of a copy of this opinion with the Securities and Exchange Commission.

Sincerely yours,

WYATT, TARRANT & COMBS, LLP

Wyatt, Tarrant & Combs, LLP

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Kentucky, on December 20, 2002.

MADISON FINANCIAL CORPORATION

By /s/ William M. Walters
William M. Walters, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ [signature]	Director	December 20, 2002
/s/ [signature]	Director	December 20, 2002
/s/ [signature]	Director	December 20, 2002
/s/ [signature]	Director	December 20, 2002
/s/ [signature]	Director	December 20, 2002
/s/ William M. Walters	Director	December 20, 2002
/s/ [signature]	Director	December 20, 2002
/s/ [signature]	Director	December 20, 2002

[illegible]	Director	December 20, 2002
[illegible]	Director	December 20, 2002
[illegible]	Director	December 20, 2002
William M. Walters	Chief Executive Officer	December 20, 2002
[illegible]	Chief Financial Officer	December 20, 2002